UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AR/S FORM

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-32421

NII HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**91-1671412** (I.R.S. Employer Identification No.)
10700 Parkridge Boulevard, Suite 600 **Reston, Virginia** (Address of principal executive offices)	**20191** (Zip Code)

Registrant's telephone number, including area code: **(703) 390-5100**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
None	N/A

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $1,931,079,334

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Title of Class	**Number of Shares Outstanding on March 24, 2005**
Common Stock, $0.001 par value per share	69,830,705

Documents Incorporated by Reference

Portions of the registrant's Proxy Statement for the 2005 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

NII HOLDINGS, INC.

TABLE OF CONTENTS

NII HOLDINGS, INC.

PART I

Item 1. Business

A. Introduction

Unless the context requires otherwise, "NII Holdings, Inc.," "NII Holdings," "we," "our," "us" and "the Company" refer to the combined businesses of NII Holdings, Inc. and its consolidated subsidiaries. NII Holdings, Inc., formerly known as Nextel International, Inc., was incorporated in Delaware in 2000.

Except as otherwise indicated, all dollar amounts are expressed in U.S. dollars and references to "dollars" and "$" are to U.S. dollars. All consolidated historical financial statements contained in this report are prepared in accordance with accounting principles generally accepted in the United States.

Our principal executive office is located at 10700 Parkridge Boulevard, Suite 600, Reston, Virginia 20191. Our telephone number at that location is (703) 390-5100.

We maintain an internet website at www.nii.com. Stockholders of the Company and the public may access our periodic and current reports (including annual, quarterly and current reports on Form 10-K, Form 10-Q and Form 8-K, respectively, and any amendments to those reports) filed with or furnished to the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, through the "investor relations" section of our website. The information is provided by a third party link to the SEC's online EDGAR database, is free of charge and may be reviewed, downloaded and printed from our website at any time.

"Nextel," "Nextel Direct Connect," "Nextel Online," "Nextel Worldwide" and "International Direct Connect" are trademarks or service marks of Nextel Communications, Inc. "Motorola" and "iDEN" are trademarks or service marks of Motorola, Inc.

B. Overview

We provide digital wireless communication services targeted at meeting the needs of business customers located in selected Latin American markets. Our principal operations are in major business centers and related transportation corridors of Mexico, Brazil, Argentina and Peru. We also provide analog specialized mobile radio services in Chile.

We use a transmission technology called integrated digital enhanced network, or iDEN, technology developed by Motorola, Inc. to provide our digital mobile services on 800 MHz spectrum holdings in all of our digital markets. This technology allows us to use our spectrum more efficiently and offer multiple digital wireless services integrated on one digital handset device. Our digital mobile networks support multiple digital wireless services, including:

- digital mobile telephone service, including advanced calling features such as speakerphone, conference calling, voice-mail, call forwarding and additional line service;
- Nextel Direct Connect service, which allows subscribers anywhere on our network to talk to each other instantly, on a "push-to-talk" basis, on a private one-to-one call or on a group call;
- International Direct Connect service, in partnership with Nextel Communications and Nextel Partners, which allows subscribers to communicate instantly across national borders with our subscribers in Mexico, Brazil, Argentina and Peru and with Nextel Communications and Nextel Partners subscribers in the United States;
- Internet services, mobile messaging services, e-mail, location-based services via Global Positioning System (GPS) technologies and advanced Java enabled business applications, which are marketed as "Nextel Online" services; and
- international roaming capabilities, which are marketed as "Nextel Worldwide."

Our operating companies have licenses in markets that cover about 167 million people. Our licenses are concentrated in the areas of the highest population and business activity in the countries in which we operate. We currently provide integrated digital mobile services in the three largest metropolitan areas in each of Mexico, Brazil and Argentina, in the largest city in Peru and in various other cities in each country. As of December 31, 2004, our operating companies had a total of about 1.88 million digital handsets in commercial service. We refer to our operating companies by the countries in which they operate, such as Nextel Mexico, Nextel Brazil, Nextel Argentina, Nextel Peru and Nextel Chile. For financial information about our operating companies, which we refer to as segments, see Note 17 to our audited consolidated financial statements included at the end of this annual report on Form 10-K.

The table below provides an overview of our total digital handsets in commercial service in the countries indicated as of December 31, 2004. For purposes of the table, digital handsets in commercial service represent all digital handsets in use by our customers on the digital mobile networks in each of the listed countries. System type indicates whether the local wireless communications system is based on an analog specialized mobile radio system or a digital enhanced specialized mobile radio system.

Country	System Type	Population Covered by Licenses (in millions)	Digital Handsets in Commercial Service (in thousands)
Mexico	Digital/analog	46	835
Brazil	Digital/analog	71	481
Argentina	Digital	20	378
Peru	Digital/analog	15	185
Chile	Analog	15	—
Total		167	1,879

We were organized in 1995 as a holding company for the operations of Nextel Communications, Inc. in selected international markets. In December 2001, we changed our name from Nextel International, Inc. to NII Holdings, Inc. On May 24, 2002, we and NII Holdings (Delaware), Inc., our wholly-owned subsidiary, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code, which we refer to as the Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware. None of our international operating companies filed for Chapter 11 reorganization. On October 28, 2002, the Bankruptcy Court confirmed our plan of reorganization and on November 12, 2002, we emerged from Chapter 11 proceedings.

Recent Developments

Convertible Notes Issuance. In January 2004, we issued $250.0 million aggregate principal amount of 2.875% convertible notes due 2034, which we refer to as our 2.875% notes. In addition, we granted the initial purchaser an option to purchase up to an additional $50.0 million principal amount of 2.875% notes, which was exercised in full in February 2004. As a result, we issued an additional $50.0 million aggregate principal amount of 2.875% notes, resulting in total net proceeds of $291.6 million. Our 2.875% notes are senior unsecured obligations and rank equal in right of payment with all of our other existing and future senior unsecured debt. Historically, some of our long-term debt has been secured and may be secured in the future. In addition, since we conduct all of our operations through our subsidiaries, our 2.875% notes effectively rank junior in right of payment to all liabilities of our subsidiaries. The 2.875% notes bear interest at a rate of 2.875% per year, payable semi-annually in arrears and in cash on February 1 and August 1 of each year, beginning August 1, 2004. The 2.875% notes will mature on February 1, 2034, when the entire principal balance of $300.0 million will be due.

The noteholders have the right to require us to repurchase the 2.875% notes on February 1 of 2011, 2014, 2019, 2024 and 2029 at a repurchase price equal to 100% of the principal amount, plus any accrued and unpaid interest up to but excluding the repurchase date. In addition, if a fundamental change or termination of trading, as defined, occurs prior to maturity, the noteholders have a right to require us to repurchase all or part of the notes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

The 2.875% notes are convertible, at the option of the holder, into shares of our common stock at a current conversion rate of 18.7830 shares per $1,000 principal amount of notes, which is equivalent to a conversion price of about $53.24 per share. The conversion rate is subject to adjustments upon the occurrence of certain specific events. The 2.875% notes are convertible at any time prior to the close of business on the final maturity date under any of the following circumstances:

- during any fiscal quarter commencing after March 31, 2004, if the closing sale price of our common stock exceeds 120% of the then conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter;
- during the five business day period after any five consecutive trading day period in which the trading price per note for each day of this period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes subject to certain limitations;
- if the notes have been called for redemption by us; or
- upon the occurrence of specified corporate events.

We have the option to satisfy the conversion of the 2.875% notes in shares of our common stock, in cash or a combination of both.

As of December 31, 2004, our 2.875% convertible notes did not meet any of the criteria necessary for conversion into shares of our common stock.

The conversion rate of the 2.875% notes is subject to adjustment if any of the following events occurs:

- we issue common stock as a dividend or distribution on our common stock;
- we issue to all holders of common stock certain rights or warrants to purchase our common stock;
- we subdivide or combine our common stock;
- we distribute to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding the rights, warrants, dividends or distributions specified above;
- we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to this tender or exchange offer; or
- someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending the rejection of the offer, subject to certain conditions.

On or after February 7, 2011, we may redeem for cash some or all of the 2.875% notes for a price equal to 100% of the principal amount of the 2.875% notes to be redeemed, plus any accrued and unpaid interest (including additional amounts, if any). Neither we, nor any of our subsidiaries, are subject to any financial covenants under our 2.875% notes. In addition, the indenture governing our 2.875% notes does not restrict us or any of our subsidiaries from paying dividends, incurring debt, or issuing or repurchasing our securities.

Stock Split. On February 26, 2004, we announced a 3-for-1 common stock split which was effected in the form of a stock dividend that was paid on March 22, 2004 to holders of record as of March 12, 2004. All share and per share amounts in this annual report on Form 10-K related to NII Holdings, Inc.

for the period from and after November 1, 2002, which we refer to as our Successor Company, have been updated to reflect the common stock split.

Repayment of International Equipment Facility. In February 2004, in compliance with our international equipment facility credit agreement, we prepaid, at face value, $72.5 million of the $125.0 million in outstanding principal and related accrued interest of $0.4 million. We did not realize a gain or loss on this prepayment. In July 2004, we paid the remaining $52.6 million in outstanding principal and related accrued interest under our international equipment facility. Under the terms of the international equipment facility and related agreements, Motorola Credit Corporation was a secured creditor and held senior liens on substantially all of our assets, as well as the assets of our various foreign and domestic subsidiaries and affiliates. As a result of the extinguishment of this facility, Motorola Credit Corporation released its liens on these assets, all restrictive covenants under this facility were terminated and all obligations under this facility were discharged. We did not recognize any gain or loss as a result of any of these transactions. In addition, prior to the extinguishment of this facility, Motorola Credit Corporation owned one outstanding share of our special director preferred stock, which gave Motorola Credit Corporation the right to nominate, elect, remove and replace one member of our board of directors. Mr. Charles F. Wright, one of the directors on our board, was elected by Motorola through these rights under the special director preferred stock. In connection with the repayment of this facility, Mr. Wright resigned as a member of our board of directors on September 13, 2004, and the preferred stock held by Motorola Credit Corporation was automatically terminated.

Repurchase and Defeasance of 13.0% Senior Secured Discount Notes. In March 2004, NII Holdings (Cayman), Ltd. (NII Cayman), one of our wholly-owned subsidiaries, retired substantially all of its $180.8 million aggregate principal amount 13.0% senior secured discount notes due 2009 through a cash tender offer at a premium over par, resulting in a $79.3 million pre-tax loss, including a $47.2 million write-off of the unamortized discount and $2.3 million in charges representing the write-off of debt financing costs and the payment of transaction costs. NII Cayman financed this tender offer with intercompany loans from NII Holdings and cash on hand. We used a portion of our proceeds from the issuance of our 2.875% notes to fund these intercompany loans to NII Cayman.

In July 2004, the trustee for our 13.0% senior secured discount notes due 2009 released its security interests in the underlying collateral, and the remaining amount under these notes was defeased. As a result, our assets are no longer pledged as collateral under these notes.

Income Taxes. During 2003, we reversed $98.6 million of our deferred tax asset valuation allowance as a reduction to intangible assets existing at our emergence from reorganization in accordance with the American Institute of Certified Public Accountants' Statement of Position, or SOP 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." Since these valuation allowances existed as of the date of the application of fresh-start accounting, we recorded the reversals as a reduction to our remaining intangible assets existing at emergence from reorganization. We recorded the reversal of valuation allowances related to deferred tax assets generated subsequent to our reorganization as an income tax benefit in the amount of $1.2 million during 2003.

We continued to assess the realizability of certain deferred tax assets throughout the first three quarters of 2004 consistent with the methodology employed during 2003. During the first quarter of 2004, we reversed valuation allowance associated with deferred tax assets in Mexico due to additional information regarding our expected profitability within certain Mexican operations. We did not reverse any deferred tax asset valuation allowance during the second or third quarters of 2004.

During the fourth quarter of 2004, we expanded the analysis of future projections that we performed in our assessment due to an additional year of profitability in 2004. As a result of our assessment, we reversed deferred tax asset valuation allowances in Mexico, Argentina and Peru.

In accordance with SOP 90-7, we recorded the reversals of valuation allowances that existed as of the date of the application of fresh-start accounting first as a reduction to our intangible assets existing at emergence from reorganization until fully exhausted and then as an increase to paid-in capital. We recorded reversals of valuation allowances on deferred tax assets created after emergence from reorganization as an income tax benefit. The following table reflects the impact of the deferred tax asset valuation allowance reversals that we recorded during 2004 on our intangible assets, stockholders' equity and income tax provision:

	Three Months Ended March 31, 2004	Three Months Ended December 31, 2004	Year Ended December 31, 2004
		(in thousands)	
Reduction to intangible assets	$11,938	$ 15,932	$ 27,870
Increase to stockholders' equity	—	128,922	128,922
Reduction to income tax provision	1,277	12,145	13,422
Total	$13,215	$156,999	$170,214

Realization of any additional deferred tax assets in any of our markets depends on future profitability in these markets. Our ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, technology trends, political uncertainties, competitive pressures and other factors beyond management's control. If our operations demonstrate profitability, we may reverse additional deferred tax asset valuation allowances in the future. We will continue to evaluate the deferred tax asset valuation allowance balances in all of our foreign operating companies and in our U.S. companies throughout 2005 to determine the appropriate level of valuation reserves.

Mexico Syndicated Loan. In October 2004, we closed on a $250.0 million, five year syndicated loan facility in Mexico. The facility can be drawn down, under certain conditions, within 180 days from the date of closing. Of the total amount of the facility, $129.0 million will be denominated in U.S. dollars, with a floating interest rate based on LIBOR, $31.0 million will be denominated in Mexican pesos, with a floating interest rate based on the Mexican reference rate TIIE, and $90.0 million will be denominated in Mexican pesos, at an interest rate fixed at the time of funding. We intend to hedge the currency and interest rate risks so that the facility is an effective fixed rate Mexican peso credit facility. As of December 31, 2004, we have not drawn on this loan.

Mexico Derivative Transaction. In November 2004, Nextel Mexico entered into a hedge agreement to reduce its foreign currency transaction risk associated with a portion of its U.S. dollar forecasted capital expenditures and handset purchases. Under the November 2004 agreement, Nextel Mexico purchased a U.S. dollar call option for $3.6 million and sold a call option on the Mexican peso for $0.9 million for a net cost of $2.7 million. The hedge agreement covers $120.0 million of purchases in the 2005 calendar year.

Change in Accounting Principle. Until September 30, 2004, we presented the financial information of our consolidated foreign operating companies in our consolidated financial statements utilizing accounts as of a date one month earlier than the accounts of the parent company, U.S. subsidiaries and our non-operating non-U.S. subsidiaries, which we refer to as our one-month lag reporting policy. As a result, each year the financial position, results of operations and cash flows of each of our wholly-owned foreign operating companies in Mexico, Brazil, Argentina, Peru and Chile were presented as of and for the year ended November 30. In contrast, financial information relating to our U.S. subsidiaries and our non-operating non-U.S. subsidiaries was presented as of and for the year ended December 31.

Over the past several years, we have redesigned processes to increase the timeliness of internal reporting. We have established common and updated financial information systems. As a result of these improvements, we eliminated the one-month reporting lag on October 1, 2004, effective January 1, 2004, and report consolidated results using a consistent calendar year reporting period for the entire company (see Note 2 to our audited consolidated financial statements).

We accounted for the elimination of the one-month lag reporting policy as a change in accounting principle in accordance with Accounting Principle Board, or APB, Opinion No. 20, "Accounting Changes," effective January 1, 2004. Under APB Opinion No. 20, a change in accounting principle is determined in the beginning of the period of change. As a result, we treated the month of December 2003, which was normally the first month in the fiscal year of our foreign operating companies, as the lag month, and our 2004 fiscal year for all of our foreign operating companies now begins with January 2004 and ends with December 2004.

Amended Filings. On March 28, 2005, we filed an amended and restated annual report on Form 10-K/A for the 2003 fiscal year. We also filed amended and restated quarterly reports on Form 10-Q/A as of and for each of the periods ended March 31, 2004, June 30, 2004 and September 30, 2004. We restated our consolidated financial statements for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and the first three quarters of 2004 and 2003 to correct for bookkeeping errors at Nextel Mexico, accounting for deferred tax asset valuation allowance reversals and various other items (see Note 20 to our audited consolidated financial statements).

Subsequent Events

Spectrum Auction. On January 10, 2005, the Mexican government began an auction for spectrum in the 806-821 MHz to 851-866 MHz frequency band. Inversiones Nextel de Mexico, a subsidiary of Nextel Mexico, participated in this auction. The spectrum auction was divided into three separate auctions: Auction 15 for Northern Mexico Zone 1, Auction 16 for Northern Mexico Zone 2 and Auction 17 for Central and Southern Mexico. The auctions were completed between February 7 and February 11. Nextel Mexico won an average of 15 MHz of nationwide spectrum, except for Mexico City, where no spectrum was auctioned off and where Nextel Mexico has licenses covering approximately 21 MHz. The corresponding licenses and immediate use of the spectrum were granted to Inversiones Nextel de Mexico on March 17, 2005. These new licenses have an initial term of 20 years, the expected amortization period of the licenses, and are renewable thereafter for 20 years. Nextel Mexico paid an up-front fee of $3.4 million for these licenses, excluding certain annual fees.

C. Wireless Technology

Currently, most mobile wireless communications services in our markets are either specialized mobile radio, cellular or personal communications services systems. Our operating companies offer analog specialized mobile radio or digital enhanced specialized mobile radio services, or a combination of both.

Our digital mobile networks combine the advanced iDEN technology developed and designed by Motorola with a low-power, multi-site transmitter and receiver configuration that permits frequency reuse. iDEN is a hybrid technology employing a variant of the global system for mobile communications (GSM) standard for the switching layer with a time division multiple access (TDMA) radio air interface. The design of our existing and proposed digital mobile networks currently is premised on dividing a service area into multiple sites. These sites have a typical coverage area ranging from less than one mile to thirty miles in radius, depending on the terrain and the power setting. Each site contains a low-power transmitter, receiver and control equipment referred to as the base station. The base station in each site is connected by microwave, fiber optic cable or telephone line to a computer controlled switching center. The switching center controls the automatic transfer of wireless calls from site to site as a subscriber travels, coordinates calls to and from a digital handset and connects wireless calls to the public switched telephone network. In the case of two-way radio, a piece of equipment called a dispatch application processor provides call setup, identifies the target radio and connects the subscriber initiating the call to other targeted subscribers. These two-way radio calls can be connected to one or several other subscribers and can be made without interconnecting to the public switched telephone network.

Nortel Networks Corporation supplies the majority of the mobile telephone switches for our digital networks. As of December 31, 2004, our operating companies had 10 operational switches and about 2,864 transmitter and receiver sites constructed and in operation in our digital mobile networks.

Currently, there are three principal digital technology formats used by providers of cellular telephone service or personal communications services:

- time division multiple access (TDMA) digital transmission technology;
- code division multiple access (CDMA) digital transmission technology; and
- global system for mobile communications (GSM) digital transmission technology.

Although TDMA, CDMA and GSM are digital transmission technologies that share basic characteristics and areas of contrast to analog transmission technology, they are not compatible or interchangeable with each other. Although Motorola's proprietary iDEN technology is a hybrid of the TDMA technology format, it differs in a number of significant respects from the versions of this technology used by cellular and personal communications services providers.

The implementation of a digital mobile network using iDEN technology significantly increases the capacity of our existing channels and permits us to utilize our current holdings of specialized mobile radio spectrum more efficiently. This increase in capacity is accomplished in two ways.

- First, each channel on our digital mobile networks is capable of carrying up to six voice and/or control paths, by employing six-time slot time division multiple access digital technology. Alternatively, each channel is capable of carrying up to three voice and/or control paths, by employing three-time slot time division multiple access digital technology. Each voice transmission is converted into a stream of data bits that are compressed before being transmitted. This compression allows each of these voice or control paths to be transmitted on the same channel without causing interference. Upon receipt of the coded voice data bits, the digital handset decodes the voice signal. Using iDEN technology, our two-way radio dispatch service achieves about six times improvement over analog specialized mobile radio in channel utilization capacity. We also achieve about three times improvement over analog specialized mobile radio in channel utilization capacity for channels used for mobile telephone service.
- Second, our digital mobile networks reuse each channel many times throughout the market area in a manner similar to that used in the cellular industry, further improving channel utilization capacity.

Unlike other digital transmission technologies, iDEN can be deployed on non-contiguous frequency holdings. This benefits us because our 800 MHz channel holdings are, in large part, composed of non-contiguous channels. Further, iDEN technology allows us to offer our multi-functional package of digital mobile services. While iDEN offers a number of advantages in relation to other technology platforms, unlike other wireless technologies, it is a proprietary technology that relies solely on the efforts of Motorola and any future licensees of this technology for technology and product development and innovation. Motorola is also the sole source supplier of iDEN infrastructure and digital handsets. Our agreements with Motorola impose limitations and conditions on our ability to use other technologies. These agreements may delay or prevent us from employing new or different technologies that perform better or are available at a lower cost. Furthermore, iDEN technology is not as widely adopted in relation to other wireless technologies and currently has fewer subscribers on a worldwide basis.

D. Network Implementation, Design and Construction

After obtaining necessary regulatory authorizations to develop and deploy our networks, we undertake a careful frequency planning and system design process. Our sites have been selected on the basis of their proximity to targeted customers, the ability to acquire and build the sites and frequency propagation characteristics. Site procurement efforts include obtaining leases and permits and, in many cases, zoning approvals. Once the requisite governmental approvals are obtained, the preparation of each site, including grounding, ventilation, air conditioning and construction, typically takes three months. We must also obtain all equipment necessary for the site. Equipment installation, testing and optimization generally take at least an additional four weeks. Any scheduled build-out or expansion may be delayed due to typical construction and other delays as well as the need to obtain additional financing.

E. Marketing

Our operating companies market their wireless communications services primarily to businesses with mobile work forces and/or multiple locations, such as service companies, security firms, contractors and delivery services. Companies with mobile work forces often need to provide their personnel with the ability to communicate directly with one another. To meet the needs of these customers, we offer a package of services and features that combines multiple communications services in one digital handset. This package includes Nextel Direct Connect, which allows users to contact co-workers instantly on a "push-to-talk" basis, on a private one-to-one call or on a one-to-many group call. To further differentiate our service from that of our competitors, we offer Nextel Direct Connect in, among and throughout all areas covered by our digital wireless network in each country in which we operate. This feature allows our customers to avoid the long distance and roaming charges that our competitors may charge for inter-city communications. For a more detailed description of the marketing focus of each managed operating company, see the "Marketing" discussion for each of those operating companies under "— I. Operating Companies."

F. Competition

In the countries in which we operate, there are principally three other multinational providers of mobile wireless voice communications with whom we compete:

- America Movil, which has the largest wireless market share in Mexico, operates in eight of Brazil's ten cellular license areas and nationwide in Argentina;
- Telefonica Moviles, which has wireless operations throughout Mexico, Argentina and Peru, is a joint controlling shareholder of Vivo, the largest wireless operator in Brazil, and recently purchased the Latin American operations of Bell South Corporation to become the second largest wireless operator in Latin America; and
- Telecom Italia Mobile, which has wireless operations covering most of Brazil and Peru, and is a joint controlling shareholder of the wireless affiliate of Telecom Argentina.

We also compete with regional or national providers of mobile wireless voice communications, such as Telemig Celular in Brazil, and Unefon and Iusacell in Mexico.

In each of the markets where our operating companies operate, we compete with other communications services providers, based primarily on our differentiated wireless service offerings and products, principally our Direct Connect service, including International Direct Connect, consultative distribution channels, and on our superior customer care and service. Our competitors include wireline telephone companies and other wireless communications companies. Many of our competitors are well-established companies with substantially greater financial and marketing resources, larger customer bases, better name recognition, bundled service offerings, larger spectrum positions and larger coverage areas than we have. Due to their larger customer bases, many of our competitors are able to spread their fixed operating expenses over a larger subscriber base.

In addition, many existing telecommunications enterprises in the markets in which our operating companies conduct business have successfully attracted significant investments from multinational communications companies. Because of their financial resources, these competitors significantly outspend us with their advertising/brand awareness campaigns and may be able to reduce prices to gain market share. We expect that the prices we charge for our products and services will decline over the next few years as competition intensifies in our markets. Several of our competitors have introduced aggressive pricing promotions and shared minutes between groups of callers. In addition, several of our competitors have also introduced PoC (Push-To-Talk over Cellular) service, which is a walkie-talkie type of service similar to our Direct Connect service. In the event customers regard these services as equivalent to our Direct Connect service, our competitive advantage could be impaired.

The Latin American wireless market is predominantly a pre-paid market, which means that customers pay in advance for a pre-determined number of minutes of use. However, our strategy focuses on the contract, or post-paid market, which generally offers higher average monthly revenue per subscriber unit and higher operating cash flow per subscriber. While we believe that the post-paid market continues to be growing, the market could become saturated as competition increases.

We use specialized mobile radio technology, which subjects us to uncertainty in some jurisdictions where our operating companies may not be considered operators of public communications networks. Differences in the regulatory framework applicable to companies who are and are not deemed to be operators of public communications networks may place us at a competitive disadvantage with respect to requirements under our licenses and our ability to interconnect with public switched telephone networks or costs associated therewith, provide services to all segments of the population and provide services under particular programs, such as calling party pays programs. Furthermore, the wireless telecommunications industry is experiencing significant technological change. If we do not keep pace with rapid technological changes, we may not be able to attract and retain customers. Future technological advancements may enable other wireless technologies to equal or exceed our current level of service and render iDEN technology obsolete. If Motorola is unable to upgrade or improve iDEN technology or develop other technology to meet future advances in competing technologies on a timely basis, or at an acceptable cost, we will be less able to compete effectively and could lose customers to our competitors.

The iDEN technology we deploy is not compatible with other wireless technologies such as digital cellular or personal communications services or with other iDEN networks not operating in the 800 MHz spectrum. Therefore, our customers will not be able to roam on non-GSM 900 MHz or non-iDEN 800 MHz cellular or personal communications services systems or any system for which we do not have a roaming agreement. Further, they will not be able to roam on GSM 900 MHz systems unless they elect to purchase dual-band handsets that are compatible with both iDEN 800 MHz and GSM 900 MHz. At present, few digital handsets developed by Motorola, which enable our customers to roam on other providers' GSM 900 MHz cellular systems, are the only dual-band handsets that we expect will be available to our customers in the foreseeable future. Consequently, our customers will only be able to roam on specified systems, which may place us at a disadvantage relative to our competitors who do not have similar technological constraints or who have more roaming arrangements in place.

We expect further competition as a result of the consolidation of the wireless communications industry and the development of new technologies, products and services. The wireless communications industry in Latin America has been experiencing significant consolidation over the past few years. Consolidation has and may continue to create additional large, well-capitalized competitors with substantial financial, technical, marketing and other resources. Some of our competitors are also creating joint ventures that will fund and construct a shared infrastructure that both carriers will use to provide advanced services. By using joint ventures, these competitors may lower their cost of providing advanced services to their customers. We also expect our digital mobile network business to face competition from other technologies and services developed and introduced in the future.

For a more detailed description of the competitive factors affecting each operating company, see the "Competition" discussion for each of those operating companies under "— I. Operating Companies."

G. Regulation

The licensing, construction, ownership and operation of wireless communications systems are regulated by governmental entities in the markets in which our operating companies conduct business. The grant, maintenance, and renewal of applicable licenses and radio frequency allocations are also subject to regulation. In addition, these matters and other aspects of wireless communications system operations, including rates charged to customers and the resale of wireless communications services, may be subject to public utility regulation in the jurisdiction in which service is provided. Further, statutes and regulations in some of the markets in which our operating companies conduct business impose limitations on the ownership of telecommunications companies by foreign entities. Changes in the current regulatory environments, the interpretation or application of current regulations or future judicial intervention in those countries could impact our business. These changes may affect interconnection arrangements, requirements for increased capital investments, prices our operating companies are able to charge for their services or foreign ownership limitations, among other things. For a more detailed description of the regulatory environment in each of the countries in which our managed operating companies conduct business, see the "Regulatory and Legal Overview" discussion for each of those operating companies under "— I. Operating Companies."

H. Foreign Currency Controls and Dividends

In some of the countries in which we operate, the purchase and sale of foreign currency is subject to governmental control. Additionally, local law in some of these countries may limit the ability of our operating companies to declare and pay dividends. Local law may also impose a withholding tax in connection with the payment of dividends. For a more detailed description of the foreign currency controls and dividend limitations and taxes in each of the countries in which our managed operating companies conduct business, see the "Foreign Currency Controls and Dividends" discussion for each of those operating companies under "— I. Operating Companies."

I. Operating Companies

1. Mexico

Operating Company Overview. We refer to the wholly owned Mexican operating company of NII Holdings, Inc., Comunicaciones Nextel de Mexico, S.A. de C.V., as Nextel Mexico. Several wholly owned subsidiaries of Nextel Mexico provide digital mobile services under the trade name "Nextel" in the following major business centers with populations in excess of 1 million and along related transportation corridors:

Digital
Mexico City
Guadalajara
Puebla
Leon
Monterrey
Toluca
Tijuana

Nextel Mexico is currently offering digital services in a number of smaller markets, including Queretaro, Celaya, Irapuato, Salamanca, Guanajuato, Nuevo Laredo, Cuernavaca, La Piedad, Tlaxcala, San Juan del Rio, Lagos de Moreno, Cuautla, Chilpancingo, Acapulco, Cordoba, Orizaba, Veracruz, Mexicali, Ensenada, Tecate and San Luis de Potosi. Nextel Mexico continues to offer analog services in several other markets.

Nextel Mexico has licenses in markets covering more than 46 million people. As of December 31, 2004, Nextel Mexico provided service to about 835,200 digital handsets.

Nextel Mexico is headquartered in Mexico City and has 16 regional offices throughout Mexico. As of December 31, 2004, Nextel Mexico had 1,984 employees.

Marketing. Nextel Mexico offers both a broad range of service options and pricing plans designed to meet the specific needs of its targeted business customers. It currently offers digital two-way radio only plans and integrated service plans, including two-way radio, interconnect and internet data services in its digital markets. Nextel Mexico also offers analog two-way radio in its analog markets. Nextel Mexico's target customers are businesses with mobile work forces, as well as utilities and government agencies.

Nextel Mexico markets its services through a distribution network that includes a variety of direct sales representatives and independent dealers. The development of alternate distribution channels has been a key factor in its commercial performance. Additionally, Nextel Mexico has used an advertising campaign supported by press, radio, magazines, billboards, television and direct marketing to develop brand awareness.

Competition. Nextel Mexico's digital mobile networks compete with cellular and personal communications services system operators in its market areas.

The Mexican cellular and personal communications services market is divided into nine regions. The Secretary of Communications and Transportation of Mexico has issued 800 MHz cellular licenses in each region in the Cellular A-Band and the Cellular B-Band as well as 1900 MHz personal communications services licenses. In each region, Radiomovil Dipsa, S.A. de C.V., known as Telcel, and a subsidiary of America Movil, S.A. de C.V., in turn a subsidiary of Carso Global Telecom, S.A. de C.V., the holding company controlling Telefonos de Mexico, S.A. de C.V., known as Telmex, holds the Cellular B-Band concession and an additional personal communications services license. Iusacell, S.A. de C.V. holds the Cellular A-Band license in the greater Mexico City area and the regions covering most of the central and southern areas of Mexico, as well as personal communications services licenses in the four northernmost regions of Mexico. A controlling stake in Iusacell was acquired by Biper S.A., an affiliate of Grupo Salinas. Grupo Salinas is the joint controlling shareholder of Sistemas Profesionales de Comunicaciones, S.A. de C.V., referred to as Unefon, which holds personal communications services licenses throughout Mexico. Currently Unefon is providing services in Acapulco, Toluca, Leon, Mexico City, Monterrey, Saltillo, San Luis Potosi, Torreon, Cd. Juarez, Morelia and Guadalajara, among other cities. In the northern region of Mexico, cellular service is provided on the A-Band by operating companies owned by Telefonica S.A. and also owns a controlling interest in Pegaso PCS, S.A. de C.V., which has personal communications services licenses in all of Mexico. Telefonica S.A. is the second largest wireless operator in the country.

On January 10, 2005, the Mexican government began an auction for spectrum in the 806-821 MHz to 851-866 MHz frequency band. Inversiones Nextel de Mexico, a subsidiary of Nextel Mexico, participated in this auction. The spectrum auction was divided into three separate auctions: Auction 15 for Northern Mexico Zone 1, Auction 16 for Northern Mexico Zone 2 and Auction 17 for Central and Southern Mexico. The auctions were completed between February 7 and February 11. Nextel Mexico won an average of 15 MHz of nationwide spectrum, except for Mexico City, where no spectrum was auctioned off and where Nextel Mexico has licenses covering approximately 21 MHz. The corresponding licenses and immediate use of the spectrum were granted to Inversiones Nextel de Mexico on March 17, 2005. These new licenses have an initial term of 20 years, the expected amortization period of the licenses, and are renewable thereafter for 20 years.

As of December 31, 2004, Nextel Mexico provided service to about 2% of the total digital handsets in commercial service in Mexico.

We believe that the most important factors upon which Nextel Mexico competes are superior customer service, high quality networks, brand recognition, consultative distribution channels and its differentiated services, primarily our Direct Connect service, which is available throughout all areas where Nextel Mexico provides digital service. While its competition generally targets the prepaid market, Nextel Mexico primarily targets businesses, and all of its subscribers are on postpaid contracts. Iusacell, Telcel, Telefonica and Unefon are now technically able to offer "Push-to-Talk over Cellular" services, which are similar to and compete with our Direct Connect service. However, these companies have not yet received regulatory approval to offer these services.

Regulatory and Legal Overview. The Secretary of Communications and Transportation of Mexico regulates the telecommunications industry in Mexico. The Mexican Telecommunications Commission oversees specific aspects of the telecommunications industry on behalf of the Secretary of Communications and Transportation.

The Mexican Federal Telecommunications Law requires that all telecommunications concessions, except those for cellular telephony, must be owned by Mexican individuals or entities that do not have more than 49% of their voting equity interest owned by foreign entities. Although the foreign ownership limitation existed before the enactment of the Mexican Federal Telecommunications Law for specific types of telecommunications licenses, the Mexican Foreign Investment Law, effective as of December 28, 1993, deleted the reference to this rule. It also allowed up to a 100% foreign ownership participation in entities involved in specialized mobile radio services. Due to this change, the foreign participation in Nextel Mexico and its subsidiaries was increased to become a majority foreign-owned corporation. However, the Mexican Federal Telecommunications Law enacted on June 8, 1995, reinstituted the former 49% foreign ownership limitation. This did not affect Nextel Mexico and its subsidiaries because they became majority foreign owned companies during the time that this level of ownership was legally permitted. For this reason, in May 1996, Nextel Mexico and its subsidiaries applied for and obtained a modification of their then-owned licenses. These modifications deleted, among other things, all conditions that related to the 49% foreign ownership limitation. As a result, all of the licenses in which Nextel Mexico had an interest as of January 1, 2000, except for one license covering 10 channels along a major highway from Mexico City to Guadalajara, are not subject to the foreign ownership limitation. To comply with the 49% foreign ownership limitation, all of the licenses acquired by Nextel Mexico after January 1, 2000 are held through a neutral stock corporation, Inversiones Nextel de Mexico, in which Nextel Mexico has about 99% of the economic interest but only 49% of the voting interest. All of the interests in Inversiones Nextel de Mexico, however, are subject to a voting trust agreement between Nextel Mexico and the other shareholders, as well as a shareholders' agreement under which Nextel Mexico has limited corporate governance rights. The terms of these agreements are described below under "— Corporate Governance."

The Mexican Federal Telecommunications Law provides for obligatory interconnection between all telecommunication networks under reciprocal terms and conditions when the services exchanged between the related parties are of the same kind. Notwithstanding the foregoing, some telecommunications companies have had difficulty obtaining interconnection services under reciprocal terms and conditions from other telephone operators. Because Nextel Mexico operates under Specialized Mobile Radio licenses, it is not deemed to be a telephone operator. As a result, it is unclear whether Nextel Mexico is entitled to reciprocal interconnection terms and conditions with wireline and wireless public telephone networks. For greater assurance, Nextel Mexico executed commercial agreements with other local, point to point and long distance carriers such as Alestra, Avantel, Axtel and Telmex that provide interconnection between Nextel Mexico's networks and the public switched telephone network.

As of December 31, 2004, Nextel Mexico's license-holding subsidiaries had filed with the Secretary of Communications and Transportation requests for renewal of 27 concessions. Although we do not foresee any problems with the renewal applications, there is no guarantee that such renewals will be granted.

Foreign Currency Controls and Dividends. Because there are no foreign currency controls in place, Mexican currency is convertible into foreign currency without restrictions. Mexican companies may distribute dividends and profits outside of Mexico if the Mexican company meets specified distribution and legal reserve requirements. A Mexican company must distribute 10% of its pretax profits to employees and allocate 5% of net profits to the legal reserve until 20% of the stated capital is set aside. Under Mexican corporate law, approval of a majority of stockholders of a corporation is required to pay dividends. Dividends paid by Nextel Mexico to U.S. stockholders are not currently subject to a withholding tax. Interest payments to U.S. residents are subject to a 15% withholding tax; interest payments to a U.S. financial institution registered with the Mexican tax authorities are subject to a 5% withholding tax; and interest payments to a U.S. fixed asset or machinery supplier registered with the Mexican tax authorities are subject to a 10% withholding tax.

Corporate Governance. To comply with the restrictions on foreign ownership interests under Mexican law, Inversiones Nextel de Mexico holds the licenses and telecommunications assets acquired since 2000. Inversiones Nextel de Mexico is authorized to issue two classes of stock: (1) common voting stock, no more than 49% of which can be held directly or indirectly by foreign investors, and (2) "neutral" or preferred stock, which has only limited voting rights, but with respect to which foreign ownership is not limited. Nextel Mexico owns 49% of the common stock and all of the neutral stock of Inversiones Nextel de Mexico, giving Nextel Mexico about 99% of the economic interest but only 49% of the voting interest in Inversiones Nextel de Mexico. The remaining 51% of the voting interest and 1% of the economic interest are owned by three Mexican nationals.

As a holder of common stock, Nextel Mexico is entitled to vote on all matters submitted to a vote of the shareholders of Inversiones Nextel de Mexico. Further, Nextel Mexico and the three other shareholders have entered into a trust agreement and a shareholders agreement. The shareholders' agreement gives Nextel Mexico substantial rights concerning the corporate governance of Inversiones Nextel de Mexico, including:

- veto rights with respect to managerial and operational decisions; and
- a right of first refusal and call option, under which we have the right, in our sole discretion, to acquire all or part of the common stock of Inversiones Nextel de Mexico if the 49% foreign ownership limitation is ever abrogated.

Telecom Tax of 2002. On December 31, 2001, the Mexican Congress created a new tax on the revenues of telecommunications companies, which Nextel Mexico legally disputed. In November 2002, the Mexican tax authority confirmed that Nextel Mexico's interconnection services were exempt from payment under the 2002 Telecommunications Tax Law. The tax authority also stated that, in its opinion, dispatch, paging and value-added services were taxable services and had no applicable exceptions. Nextel Mexico continued to accrue and pay taxes related to these services. Nextel Mexico also initiated legal proceedings with respect to the payments made under the 2002 Telecommunications Tax Law. The legal proceedings are ongoing.

Telecom Tax of 2003. On December 31, 2002, the Mexican Congress amended the tax on the revenues of telecommunications companies and enacted the 2003 Telecommunications Tax Law. With respect to our interconnection services, based on guidance provided by our legal advisors, we believe such services were exempt from the 2003 Law. Consequently, Nextel Mexico did not accrue taxes specifically related to revenue derived from such services. However, with respect to our dispatch, paging and value-added services, Nextel Mexico initiated a legal proceeding to dispute the 2003 Telecommunications Tax Law. As of January 1, 2004, the Mexican Congress repealed the telecommunications tax on a prospective basis. In the fourth quarter of 2004, we terminated the legal proceedings and paid $13.5 million for taxes accrued as liabilities during 2003.

Enacted Tax Rates. In December 2002, the Mexican government enacted tax legislation, effective beginning in 2003, that reduced the corporate tax rate from 35% to 34% in 2003 and further reduced that rate to 33% in 2004. In December 2004, the Mexican government enacted additional tax legislation, effective January 1, 2005, which reduces the corporate tax rate to 30% for 2005, 29% for 2006 and 28% for 2007.

2. Brazil

Operating Company Overview. We refer to our wholly owned Brazilian operating company Nextel Telecomunicacoes Ltda., as Nextel Brazil. Nextel Brazil provides analog and digital mobile services under the tradename "Nextel" in the following major business centers with populations in excess of 1 million, along related transportation corridors, as well as in a number of smaller markets:

Digital	Analog
Rio de Janeiro	Salvador
Sao Paulo	Recife
Curitiba	Fortaleza
Brasilia	Porto Alegre
Belo Horizonte	
Campinas	
Sao Jose dos Campos	

Nextel Brazil has licenses in markets covering about 71 million people. As of December 31, 2004, Nextel Brazil provided service to about 480,700 digital handsets.

Nextel Brazil's operations are headquartered in Sao Paulo, with branch offices in Rio de Janeiro and other cities. As of December 31, 2004, Nextel Brazil had 1,381 employees.

Marketing. Nextel Brazil offers both a broad range of service options and pricing plans designed to meet the specific needs of its targeted business customers. It currently offers digital two-way radio only plans and integrated service plans, including two-way radio, interconnect and internet data services in its digital markets. Nextel Brazil also offers analog two-way radio in its analog markets. Nextel Brazil's target customers are businesses with mobile work forces, as well as utilities and government agencies.

Nextel Brazil markets its services through a distribution network that includes a variety of direct sales representatives and independent dealers. The development of alternate distribution channels has been a key factor in its commercial performance. Additionally, Nextel Brazil has used an advertising campaign supported by press, radio, magazines, billboards, television and direct marketing to develop brand awareness.

Competition. Nextel Brazil competes with other analog specialized mobile radio and cellular and personal communications services providers. The largest competitors are Vivo (a joint venture of Telefonica S.A. and Portugal Telecom S.A.) which has the largest market share in the Sao Paulo Metropolitan Area and Rio de Janeiro, as well as several other regional operators: Telecom Americas, who owns BCP, S.A. and who is controlled by America Movil; Telecom Italia Mobile; TNL PCS S.A. (a personal communications services operating subsidiary of Telemar Norte Leste S.A., Brazil's largest wireline incumbent, and which markets under the brand name "Oi"); and Brasil Telecom — GSM, a subsidiary of Brasil Telecom S.A. Nextel Brazil also competes with other regional cellular and wireless operators including Telemig Celular S.A.

As of December 31, 2004, Nextel Brazil provided service to about 1% of the total digital handsets in commercial service in Brazil.

We believe that the most important factors upon which Nextel Brazil competes are superior customer service, consultative distribution channels, brand recognition, and its differentiated services, primarily our Direct Connect service, which is available throughout all areas where Nextel Brazil provides digital service. While its competition generally targets the prepaid market, Nextel Brazil primarily targets businesses with mobile workforces and governmental agencies, and nearly all of its subscribers are on postpaid contracts.

Regulatory and Legal Overview. On April 27, 2000, Brazil's telecommunications regulatory agency, Agencia Nacional de Telecomunicacoes, known as Anatel, approved new rules relating to specialized mobile radio services in Brazil. These regulations were supplemented on September 26, 2001 with regulations relating to areas of authorization and on October 17, 2001, with regulations regarding interconnect charges between mobile operators. As a result, Brazil began opening its markets to wider competition in the mobile wireless communications segment where we operate. The former regulations imposed various restrictions that significantly limited the ability of Nextel Brazil to provide digital mobile services to all potential customer groups.

Among others, the regulations now permit affiliated companies to hold more than one license in the same service area. However, specialized mobile radio licensees and their affiliates are still limited to a maximum holding of 10 MHz of spectrum in the same service area. Anatel may lift the spectrum restriction from 10 MHz up to 15 MHz in localities where the need for more spectrum is duly justified. In the case of Sao Paulo and Rio de Janeiro, major cities in Brazil, Anatel has approved the increase in our spectrum to 15 MHz and has published for comments regulations that would lift the restriction of 15 MHz in other cities. The regulations approved by Anatel on September 26, 2001 provide specifically for specialized mobile radio companies to request extension of their current coverage areas.

Although we believe that the regulations give us significantly greater flexibility to provide digital mobile services, we are still required to provide two-way radio as a basic service before we can provide any other service. For example, we cannot offer interconnection to the public telephone system without providing dispatch services.

The regulations published on October 17, 2001 also allow for implementation of a calling party pays program. In these regulations, Anatel clarified, among other things, how specialized mobile radio companies, like Nextel Brazil, would be paid by other companies if they wished to interconnect with Nextel Brazil's network. These rules also allowed Nextel Brazil to amend its interconnection agreements to reflect this additional payment. We have negotiated agreements with all significant fixed line and wireless operators in Brazil to reflect this additional payment. These agreements are subject to annual renewals.

No material changes were introduced under the regulations in regard to the grant of new licenses. Any company interested in obtaining new specialized mobile radio licenses from Anatel must apply and present documentation demonstrating the technical, legal and financial qualifications. Anatel may communicate its intention to grant new licenses, as well as the terms and conditions applicable, such as the relevant price. If it intends to grant a license, Anatel is required to publish an announcement in the official gazette. Any company willing to respond to Anatel's invitation, or willing to render the applicable service in a given area claimed by another interested party, may have the opportunity to obtain a license. Whenever the number of claimants is larger than the available spectrum, Anatel is required to conduct competitive bidding to determine which interested party will be granted the available licenses.

A license for the right to provide specialized mobile radio services is granted for an undetermined period of time. While the associated radio frequencies are licensed for a period of 15 years, they are renewable only once for an additional 15-year period. Renewal of the license is subject to rules established by Anatel. The renewal process must be filed at least three years before the expiration of the original term and must be decided by Anatel within 12 months. Anatel may deny a request for renewal of the license only if the applicant is not making rational and adequate use of the frequency, the applicant has committed repeated breaches in the performance of its activities, or there is a need to modify the radio frequency allocation.

The rules require that Nextel Brazil's services comply with the terms and minimum coverage and signal requirements detailed in the regulations. Failure to meet Anatel's requirements may lead to repossession of the channels by Anatel and forfeiture of Nextel Brazil's license. We believe that Nextel Brazil is currently in compliance with the operational requirements of its licenses in all material respects.

On May 17, 2004, Nextel Brazil received approval from Anatel to acquire the approximately 1,600 specialized mobile radio (SMR) channels held directly or indirectly by Mcomcast S.A. and Mcom Wireless S.A. and certain other license holders. The transaction was also approved by CADE, the Brazilian antitrust agency. As a result of both approvals, Nextel Brazil is authorized to use the channels in certain markets, including the cities of Sao Paulo, Rio de Janeiro and several other major markets. As a result of these transactions, Nextel Brazil was able to increase, in the cities of Sao Paulo and Rio de Janeiro, the spectrum cap from 10 to 15 MHz, as previously approved by Anatel.

In 2004, Nextel Brazil also formally applied with Anatel for approximately 8,200 SMR channels, which will be used mainly to (i) expand the current city licenses footprint for their respective area code and (ii) provide SMR services in new cities. On March 23, 2005, Anatel approved the grant of such 8,200 SMR channels.

On October 21, 2004, Anatel also approved the realignment spectrum plan for SMR channels in Brazil. As a result of this new spectrum plan, Nextel Brazil will be able to obtain 200 contiguous channels in the major digital markets, which may have a benefit of future technology implementation or upgrades. However, all SMR operators have five years to implement this new spectrum plan.

Foreign Currency Controls and Dividends. The purchase and sale of foreign currency in Brazil is subject to governmental control. There are two foreign exchange markets in Brazil that are subject to regulation by the Central Bank of Brazil. The first is the commercial/financial floating exchange rate market. This market is reserved generally for trade-related transactions such as import and export, registered foreign currency investments in Brazil, and other specific transactions involving remittances abroad. The second foreign exchange market is the tourism floating exchange rate market. The commercial/financial exchange rate market is restricted to transactions that require prior approval of the Brazilian monetary authorities. Both markets operate at floating rates freely negotiated between the parties. The purchase of currency for repatriation of capital invested in Brazil and for payment of dividends to foreign stockholders of Brazilian companies is made in the commercial/financial floating exchange rate market. Purchases for these purposes may only be made if the original investment of foreign capital and capital increases were registered with the Central Bank of Brazil. There are no significant restrictions on the repatriation of registered share capital and remittance of dividends.

Nextel S.A., the Brazilian subsidiary through which any dividend is expected to flow, has applied to the Central Bank of Brazil for registration of its investments in foreign currency. Nextel S.A. intends to structure future capital contributions to Brazilian subsidiaries to maximize the amount of share capital and dividends that can be repatriated through the commercial/financial exchange rate market. However, Nextel S.A. may not be able to repatriate through the commercial/financial exchange rate market share capital and dividends on foreign investments that have not been registered.

Brazilian law provides that the Brazilian government may, for a limited period of time, impose restrictions on the remittance by Brazilian companies to foreign investors of the proceeds of investments in Brazil. These restrictions may be imposed whenever there is a material imbalance or a serious risk of a material imbalance in Brazil's balance of payments. The Brazilian government may also impose restrictions on the conversion of Brazilian currency into foreign currency. These restrictions may hinder or prevent us from purchasing equipment required to be paid for in any currency other than Brazilian reais. Under current Brazilian law, a company may pay dividends from current or accumulated earnings. Dividend payments from current earnings are not subject to withholding tax. Interest payments of foreign loans are generally subject to a 15% withholding tax and a 0.38% financial transactions tax.

3. Argentina

Operating Company Overview. We refer to our wholly owned Argentine operating company Nextel Communications Argentina S.A. (formerly, Nextel Argentina S.R.L.), as Nextel Argentina. Nextel Argentina provides digital mobile services under the tradename "Nextel" in the following major business centers with populations in excess of 1 million, along related transportation corridors, as well as in a number of smaller markets:

Digital
Buenos Aires
Cordoba
Rosario
Mendoza

Nextel Argentina has licenses in markets covering about 20 million people. As of December 31, 2004, Nextel Argentina provided service to about 377,700 digital handsets.

Nextel Argentina is headquartered in Buenos Aires and has regional offices in Mar del Plata, Rosario, Mendoza and Cordoba, and seven branches in Buenos Aires. As of December 31, 2004, Nextel Argentina had 852 employees.

Marketing. Nextel Argentina offers both a broad range of service options and pricing plans designed to meet the specific needs of its targeted business customers. It currently offers digital two-way radio only plans and integrated service plans, including two-way radio, interconnect and internet data services in its markets. Nextel Argentina's target customers are businesses with mobile work forces, as well as utilities and government agencies.

Nextel Argentina markets its services through a distribution network that includes a variety of direct sales representatives and independent dealers. The development of alternate distribution channels has been a key factor in its commercial performance. Additionally, Nextel Argentina has used an advertising campaign supported by press, radio, magazines, billboards, television and direct marketing to develop brand awareness.

Competition. Nextel Argentina's major competitor among the other specialized mobile radio providers, as measured by the number of subscribers, is Movilink, which used to be owned by CRM S.A. Telefonica de Argentina S.A. purchased CRM S.A. in 2004. Movilink holds channels in Buenos Aires and in each of Argentina's three other major cities. Movilink operates an iDEN based digital mobile system with identical push-to-talk features in Buenos Aires, Cordoba, Mendoza and Rosario.

There are four cellular service providers in Argentina with which Nextel Argentina also competes: Movicom, which used to be owned by CRM S.A., Unifon, which is owned by Telefonica de Argentina S.A., Compania de Telefonos del Interior S.A. (CTI), and Telecom Personal S.A., which is owned by Telecom Argentina S.A. America Movil S.A. de C.V. purchased a controlling stake in CTI in 2003. Telefonica de Argentina S.A. purchased CRM S.A. in 2004, and as a result, is in the process of merging Movicom with Unifon. All of these companies or their subsidiaries also hold personal communications services licenses that were auctioned off by the Argentine government in 1999. The cellular and personal communication services licenses each cover only a specific geographic area, but together the licenses provide each company with national coverage. In addition, these competitors operate in our primary markets in Argentina. The grant of personal communication services licenses did not result in the entry of new competitors to the market because the licenses were awarded only to the existing providers of cellular telephone services. The licenses and associated frequencies provide existing cellular companies with increased spectrum capabilities and the ability to launch a new range of wireless products. The three holders of cellular and personal communication services licenses, following the merger of CRM S.A. with Unifon, also hold wireline local and long distance telephone licenses. As a result of the merger of CRM S.A. and Unifon, and due to existing limitations in the amount of spectrum that a licensee may hold (50 MHz maximum) the merged company may be forced to return approximately 45 MHz of spectrum before March 2006. This may create opportunities for existing carriers or new entrants to bid for such spectrum should such spectrum be auctioned by the regulators.

As of December 31, 2004, Nextel Argentina provided service to about 3% of the total mobile handsets in commercial service in Argentina.

We believe that the most important factors upon which Nextel Argentina competes are superior customer service, high quality networks, brand recognition, consultative distribution channels and its differentiated services, primarily our Direct Connect service, which is available throughout all areas where Nextel Argentina provides digital service. While its competition generally targets the prepaid market, Nextel Argentina primarily targets businesses with mobile workforces, and nearly all of its subscribers are on post-paid contracts.

New regulations aimed at opening the Argentine market to wider competition went into effect in November 2000. As a result, a number of new companies have applied for licenses to offer a variety of services, some of which have already started operations.

Purchase Acquisition. In September 2003, Nextel Argentina executed an agreement with Unifon, the cellular operator belonging to Telefonica de Argentina S.A. and Telefonica Moviles de Argentina S.A., to acquire 650 channels of additional spectrum from Radio Movil Digital Argentina S.A. The acquisition of these channels from Radio Movil Digital Argentina S.A. was approved by the Argentine telecommunications and antitrust bodies and will help to consolidate and expand our spectrum position in Argentina. The closing of the transaction occurred in November 2004. We accounted for this acquisition as a purchase of assets.

Regulatory and Legal Overview. The Comision Nacional de Comunicaciones, referred to as the Argentina CNC, the Secretary of Communications of Argentina, and the Ministry of Federal Planning, Public Investments and Services are the Argentine telecommunications authorities responsible for the administration and regulation of the specialized mobile radio industry.

Specialized mobile radio licenses have an indefinite term but are subject to revocation for violation of applicable regulatory rules. Argentina does not impose any limitation on foreign ownership of specialized mobile radio licenses. Analog and digital mobile service must begin within 180 business days after receipt of channel assignment. Failure to meet service or loading requirements can result in revocation of the channel authorizations. The Argentina CNC may revoke specialized mobile radio licenses upon the occurrence of a third breach by the licensee of service requirements. Specialized mobile radio licenses and channel authorizations also may be revoked for violation of other regulatory authority rules and regulations. Nextel Argentina believes it has satisfied all of its loading requirements on its existing spectrum position.

Specialized mobile radio providers are assured interconnection with the public switched telephone network according to the terms under which the channels were awarded, as well as under other applicable laws. Furthermore, interconnection with the public switched telephone network must be on a nondiscriminatory basis. Nextel Argentina provides interconnect services to its subscribers under interconnection agreements with Telefonica de Argentina S.A. and Telecom Argentina S.A., as well as other smaller local carriers. In May 1999, the Argentina CNC authorized Nextel Argentina to implement a calling party pays program with the fixed line carriers with whom it interconnects, which it has since implemented.

The tariffs for the specialized mobile radio are freely fixed by the providers. Charges for calling party pays calls originating in fixed lines depend on a reference price set periodically by the Ministry.

In September 2000, Argentina's president signed a decree that put into effect new telecommunications regulations. The purpose of the regulations is to guarantee the complete deregulation and free competition of the telecommunications industry in Argentina. The rules cover the following:

- *Licenses of telecommunications services.* The regulations establish a single license system that allows the license holder to offer any and all types of telecommunications services. The licensee is free to choose the geographic area, technology, infrastructure and architecture through which its services will be provided. However, each specific service to be offered must be separately registered with the Secretary. Holders of existing telecommunications licenses, including holders of cellular, personal communications services and specialized mobile radio licenses, are automatically deemed to have a universal license under the new regulatory scheme, and all services currently offered which had been previously approved by the regulatory authorities are treated as having been registered. However, to the extent an existing license holder wishes to offer a new service, the new service must be registered. In addition, existing license holders who acquired spectrum under a public bid or auction must continue to abide by the original terms and conditions under which the spectrum was granted.

The regulations do not impose any minimum investment, loading or other requirements on holders. However, some requirements do apply to the launch of a new service, such as a requirement to launch the service within 18 months from the date of its registration. The grant of a license is independent of the resources required to provide a service and specifically does not include the right to the use of spectrum.

- *Network interconnection.* The general principles of the interconnection regulations are:
  - freedom of negotiation and agreement between the parties with respect to prices charged for interconnection, although the regulations include guidelines which are generally followed in practice and which can be imposed by the Secretary in the event of a dispute between parties;
  - mandatory provision of interconnection with other carriers so long as interconnection is technically feasible;
  - non-discrimination;
  - reciprocal compensation; and
  - maintenance of an open architecture to avoid conditions that would restrict the efficiency of interconnected operators.

All interconnection agreements entered into must be registered with the Argentina CNC. Additional requirements may be imposed on all dominant carriers to ensure that the Argentine telecommunications market is open to competition.

- *Universal service.* The regulations establish a tax equal to 1% of service revenue minus applicable taxes and specified related costs. The license holder can choose either to pay the resulting amount into a fund for universal service development or participate directly in offering services to specific geographical areas under an annual plan designed by the federal government, which is known as a pay or play system. Although regulations state that this tax would be applicable beginning January 1, 2001, the regulatory authorities have not taken the necessary actions to implement the tax.

- *Administration of spectrum.* The regulations contain only general principles and guidelines with respect to the authorization of new spectrum and frequencies. To ensure the efficient and effective use of spectrum, the Secretary is empowered to partially or totally revoke awarded spectrum if it is not used, or if it is not used in accordance with the terms and conditions under which it was granted.

In July 2001, the Secretary of Communications issued Resolution No. 235/01 establishing the rules under which new spectrum is awarded. New spectrum authorizations expire in 10 years. In April and October of each year, authorizations to operate channels are granted directly or by auction, depending on the number of available channels existing in each city.

Licenses and spectrum authorizations may not be transferred nor assigned, in whole or in part, without prior written approval of regulatory authorities. Prior authorization is also required upon a change of control as a result of the transfer of the licensee's capital stock.

In 2004, the Chamber of Deputies approved a preliminary draft to reform Article 39 of the Telecommunications Law. It is expected that the Senate will vote on such draft during the first half of 2005. If enacted, this reform will eliminate the prohibition on levying taxes and charges on the use of public spaces for telecommunications infrastructure.

Foreign Currency Controls and Dividends. On January 6, 2002, the Argentine Emergency Law No. 25,561 became effective and formally declared a public emergency in economic, administrative, financial and exchange control matters. The law empowered the Federal Executive Power to regulate those areas until December 10, 2003, subject to overview by the National Congress. The Emergency Law amended several provisions of the 1991 Convertibility Law No. 23,928, the most significant of which was to repeal the exchange rate of one Argentine peso to one U.S. dollar. Moreover, the Emergency Law granted the Federal Executive Power the authority to implement a system to determine the exchange rate between the Argentine peso and foreign currencies. Pursuant to law No. 25,820, passed on November 19, 2003, the effectiveness of the Argentine Emergency Law was extended until December 31, 2004 and according to law No. 25,972 passed on November 24, 2004, the effectiveness of such Law was extended until December 31, 2005.

On January 9, 2002, the Argentine government enacted Decree 71/2002, which created an official exchange market and a free (floating) exchange market. Purchases and sales of U.S. dollars by the Argentine Central Bank, for specified transactions, were to be carried out in the official exchange market at an exchange rate of 1.40 Argentine pesos to each U.S. dollar. All other transactions were to be carried out in the free exchange market. Decree No. 260/2002, effective February 8, 2002, withdrew this double exchange market regime and replaced it with a single free exchange system.

On February 3, 2002, the Federal Executive Power issued Decree No. 214/2002, which reorganized Argentina's financial system and converted the economy into Argentine pesos. All obligations to pay, of whatever origin, connected or not with the financial system, were converted into pesos at the exchange rate of one peso to one U.S. dollar. Moreover, deposits within the financial system were converted into pesos at the exchange rate of 1.40 Argentine peso to one U.S. dollar. These obligations are subject to restatement.

Under the new law, contracts can provide for payment in foreign currency. However, due to an anti-evasion law, which requires all amounts over $1,000 to be paid by check, credit card, deposit or banking transfer, the legal possibility of entering into contracts in U.S. dollars remains, but the economic reality is that this would only serve to determine the amount of Argentine pesos that must be paid on the basis of the free exchange rate.

On March 5, 2003, the Argentine Supreme Court ruled that the conversion of deposits from U.S. dollars to Argentine pesos, in accordance with Decree No. 214/2002, was unconstitutional. However, on October 26, 2004, five out of nine judges of the Argentine Supreme Court ruled in favor of the constitutionality of the conversion of deposits as set forth in Decree No. 214/2002, reversing the argument sustained in the previously mentioned judgment. Some members of the Argentine Supreme Court have changed during the period between the two judgments. Additionally, Argentine Supreme Court decisions do not have effect "erga omnes", i.e. they apply only to the case, but they do set precedents for future cases to be filed pursuant to the currency conversion of deposits. Therefore, the uncertainty regarding future rulings on the matter still remains.

Pursuant to Decree No. 260/2002, the Argentine Central Bank has issued several communications that regulate and in certain cases restrict the transfer of funds abroad, including those for the purposes of repayment of principal and interest, dividend payments and repatriation of capital. In addition, it has issued instructions that must be complied with in order to make any repayment of principal or interest to foreign creditors.

According to Argentine Central Bank regulations, payments of profits and dividends abroad may be carried out as long as they correspond to financial statements certified by external auditors. Moreover, repatriations of capital are not freely allowed since they are restricted by the $5,000 limit on the monthly purchases of foreign currency that may be done by non-Argentine residents without the Argentine Central Bank's prior authorization, except if the repatriation corresponds to a final divestiture, in which case non-residents may transfer up to $2 million per month without requiring the Argentine Central Bank prior authorization.

Dividends. Under applicable Argentine corporate law, a company may pay dividends only from liquid and realized profits as shown on the company's financial statements prepared in accordance with Argentine generally accepted accounting principles. Of those profits, 5% must be set aside until a reserve of 20% of the company's capital stock has been established. Subject to these requirements, the balance of profits may be declared as dividends and paid in cash upon a majority vote of the stockholders. Under current law, dividend payments are not subject to withholding tax, except when the dividend payments are the result of profits paid out in excess of the profits computed for income tax purposes for the financial year preceding the date of the distribution of such dividends. If paid in this manner, a 35% withholding tax applies on the amount of the surplus. Interest payments are subject to withholding taxes ranging from 15.05% to 35% unless tax treaty benefits apply.

4. Peru

Operating Company Overview. We refer to our wholly owned Peruvian operating company Nextel del Perú, S.A., as Nextel Peru. Nextel Peru provides digital mobile services under the tradename "Nextel" in the following major business centers with a population in excess of 1 million and along related transportation corridors:

Digital
Lima
Ancash
La Libertad
Lambayeque
Piura

Nextel Peru operates some parallel analog and digital mobile networks in the metropolitan areas of Lima. It also operates an analog network in the metropolitan area of Arequipa. Nextel Peru launched digital mobile service in the greater Lima area in June 1999, and extended this service to the entire Department of Lima by March 2000 and to the Departments of Ica, Ancash and La Libertad by July 2001. In September 2000, Nextel Peru began offering analog services in the major business centers of Arequipa and Lima. In addition, Nextel Peru launched service in the Department of Lambayeque in January 2003, and in the Department of Piura and southern Tumbes in April 2004.

Nextel Peru has licenses in markets covering about 15 million people. As of December 31, 2004, Nextel Peru provided service to about 184,900 digital handsets.

Nextel Peru is headquartered in Lima. As of December 31, 2004, Nextel Peru had 556 employees.

Marketing. Nextel Peru offers both a broad range of service options and pricing plans designed to meet the specific needs of its targeted business customers. It currently offers digital two-way radio only plans and integrated service plans, including two-way radio, interconnect and internet data services in its digital markets. Nextel Peru also offers analog two-way radio in its analog markets. Nextel Peru's target customers are businesses with mobile work forces, as well as utilities and government agencies.

Nextel Peru markets its services through a distribution network that includes a variety of direct sales representatives and independent dealers. The development of alternate distribution channels has been a key factor in its commercial performance. Additionally, Nextel Peru has used an advertising campaign supported by press, radio, magazines, billboards, television and direct marketing to develop brand awareness.

Competition. Nextel Peru competes with all other providers of mobile services in Peru, including cellular operators Telefonica Moviles, a subsidiary of Spain's Telefonica, personal communications services provider TIM Peru S.A.C., a subsidiary of Italy's Telecom Italia Mobile and Comunicaciones Moviles del Peru S.A. (formerly BellSouth Peru S.A.), wholly owned by Spain's Telefonica since its acquisition in October 2004. Telefonica Moviles S.A.C. provides nationwide coverage and operates under the brand name "MoviStar." Comunicaciones Moviles del Peru S.A. offers cellular service in the greater Lima area and 13 other major cities and has nationwide roaming agreements with Telefonica Moviles S.A.C. TIM Peru also provides nationwide coverage.

As of December 31, 2004, Nextel Peru provided service to about 4% of the total digital handsets in commercial service in Peru, 20% of the total post-paid market and 1% of total pre-paid market. As of December 31, 2004, we estimate the total post-paid market accounts for 20% of total digital handsets in service in Peru, while 80% of the total are pre-paid.

We believe that the most important factors upon which Nextel Peru competes are superior customer service, high quality networks, brand recognition, and its differentiated services, primarily our Direct Connect service, which is available throughout all areas where Nextel Peru provides digital service. Nextel Peru primarily targets mobile workforces, including large, mid-size and small corporations and their respective business networks.

Regulatory and Legal Overview. The Organismo Supervisor de Inversion Privada en Telecomunicaciones of Peru, known as OSIPTEL, and the Ministry of Transportation and Communications of Peru, referred to as the Peruvian Ministry of Communications, regulate the telecommunications industry in Peru. OSIPTEL oversees private investments and competition in the telecommunications industry. The Peruvian Ministry of Communications grants telecommunications licenses and issues regulations governing the telecommunications industry. In 1991, the Peruvian government began to deregulate the telecommunications industry to promote free and open competition. The Telecommunications Law of Peru, the general regulations under that law and the regulations issued by OSIPTEL govern the operation of specialized mobile radio services in Peru, which is considered a public mobile service, in the same category as cellular and personal communications services operators.

In Peru, specialized mobile radio service providers are granted 20-year licenses, which may be extended for an additional 20-year term, subject to compliance with the terms of the license. Licenses may be revoked before their expiration for violations of applicable regulatory rules. Licensees must also comply with a five-year minimum expansion plan that establishes the minimum loading requirements for the licensees, as well as spectrum targets under the licenses. Nextel Peru has met its loading requirements and has reached its spectrum targets.

Under the general regulations of Peru's telecommunications law, all public telecommunications service providers have the right to interconnect to the networks of other providers of public telecommunications services. Furthermore, interconnection with these networks must be on an equal and nondiscriminatory basis. The terms and conditions of interconnection agreements must be negotiated in good faith between the parties in accordance with the interconnect regulations and procedures issued by OSIPTEL. In February 1999, Nextel Peru executed an interconnection agreement with Telefonica del Peru S.A.A., which was approved by OSIPTEL and became effective in June 1999, to interconnect with Telefonica del Peru S.A.A.'s public switched telephone network, as well as to its cellular and long distance networks. In August 1999, Nextel Peru executed an agreement to interconnect to the cellular network of Comunicaciones Moviles del Peru S.A. (formerly BellSouth Perú S.A.), which was approved by

OSIPTEL and became effective in September 1999. Beginning in April 2000, the interconnection agreement between Telefonica del Peru S.A.A. and Nextel Peru was amended to offer a calling party pays program to fixed line users of Telefonica del Peru S.A.A. Nextel Peru is presently interconnected with all major telecommunications operators in Peru, including a calling party pays program with Telmex Peru S.A.'s (formerly AT&T Peru S.A.) fixed telephony service and TIM Peru S.A.C.'s personal communications service. Peru imposes no limitation on foreign ownership of specialized mobile radio or paging licenses or licensees.

In 1998, we entered into a 10 year tax stability agreement with the Peruvian government that suspends our net operating losses from expiring until our operations in Peru are generating taxable income. Once taxable, we have four years to utilize those losses and will be taxed at 30%.

Foreign Currency Controls and Dividends. Under current law, Peruvian currency is convertible into U.S. dollars without restrictions. Peru has a free exchange market for all foreign currency transactions. On October 1, 1998, Nextel Peru executed a legal stability agreement with the Peruvian government, which, among other things, guarantees free conversion of foreign currency for Nextel Peru and its stockholders for a term of 10 years.

The payment and amount of dividends on Nextel Peru's common stock is subject to the approval of a majority of the stockholders at a mandatory meeting of its stockholders. According to Peruvian corporate law, the stockholders may decide on the distribution of interim dividends or, alternatively, delegate the decision to the board of directors. Dividends are also subject to the availability of earnings, determined in accordance with Peruvian generally accepted accounting principles. Earnings are available for distribution only after 10% of pre-tax profits have been allocated for mandatory employee profit sharing and 10% of the net profits have been allocated to a legal reserve. This reserve is not available for use except to cover losses in the profit and loss statement. This reserve obligation remains until the legal reserve constitutes 20% of the capital stock. After the legal reserve has been allocated, the stockholders may act at a meeting to allocate any portion of the net profits to any special reserve. The remaining amount of the net profits is available for distribution.

Dividends paid by Nextel Peru to its U.S. stockholders are subject to an income tax withholding of 4.1%. However, stocks of investors under legal stability agreements are not subject to this withholding tax. Interest paid by Nextel Peru to U.S. residents is subject to a 30% withholding tax, unless they qualify for a reduced rate of 4.99%.

5. Chile

Operating Companies Overview. We own 100% of the equity interests in two analog trunking companies in Chile, Centennial Cayman Corp. Chile S.A. and Multikom S.A. These operating companies provide analog services in the following major business centers with populations in excess of 1 million and along related transportation corridors:

Analog
Santiago

Our Chilean companies have licenses in markets covering about 15 million people. As of December 31, 2004, these companies in Chile provided services to about 4,300 analog handsets.

These companies are headquartered in Santiago de Chile. As of December 31, 2004, these companies had 34 employees.

Our Chilean companies currently offer exclusively analog two-way radio services, focusing on small and medium size companies. We have received regulatory approvals to deploy a digital mobile network. However, in light of the current economic and legal environment, we continue to review the feasability of this project, and we have taken certain actions to reduce our operating costs in the operation. For additional information, see "— Regulatory and Legal Overview."

Competition. Presently, there are no providers of digital specialized mobile radio services in Chile. Competitors in the analog specialized mobile radio business in Chile are Gallyas S.A., Mobilink S.A. and Sharfstein, S.A.

There are also four mobile telephone service providers authorized to operate throughout Chile, all four of which are in the personal communications services 1,900 MHz band and one that is also in the cellular 800 MHz band. These mobile telephone service providers are Entel PCS Telecomunicaciones S.A., a personal communications services concessionaire controlled by Entel Chile, a Chilean corporation controlled in turn by Stet-Telecom Italia; Entel Telefonia Movil S.A., another personal communications services concessionaire controlled by Entel Chile; Smartcom PCS, a personal communications services concessionaire controlled by Endesa Espana; and Telefonica Movil de Chile S.A., a corporation controlled by Telefonica Moviles S.A. (TEM) of Spain. On January 24, 2005, Telecom Italia announced that it had reached an agreement to sell its stake in Entel Chile to a local Chilean investments holding company.

Regulatory and Legal Overview. The main regulatory agency of the Chilean telecommunications sector is the Ministry of Transportation and Telecommunications (the Ministry), which acts primarily through the Undersecretary of Telecommunications (the Undersecretary). The application, control and interpretation of the provisions of the General Telecommunications Law and other applicable regulations is the responsibility of the Ministry, which acts through the Undersecretary for these purposes. The decisions of the Undersecretary are subject to review by the Judiciary and the Chilean Antitrust Court.

Telecommunications concessions, including specialized mobile radio concessions, may be granted only to legal entities duly incorporated and domiciled in Chile. However, there is no restriction or limitation on the participation or ownership of foreign investors in Chilean telecommunications concessionaires.

As a general rule, telecommunications concessions are granted in Chile without any initial payment of fees. However, telecommunications concessionaires that are granted the right to use the radioelectric spectrum for the operation of their respective concessions, such as specialized mobile radio concessionaires, are subject to a spectrum annual fee. The amount of the fee is based on the size of the applicable system, the portion of the spectrum utilized and the service area that has been authorized.

Telecommunications concessions are not limited as to their number, type of service or geographical area. Therefore, it is possible to grant two or more concessions for the provision of the same service on the same location, except where technical limitations exist. Concessions for the provision of public telecommunications services are generally granted for a 30-year period. These concessions may be renewed for additional 30-year periods if requested by the concessionaire.

In Chile, concessionaires of public telecommunications services and concessionaires of intermediate telecommunications services that render long distance telephonic services are required by law to establish and accept interconnections with each other. These interconnections allow subscribers and users of public telecommunications services of the same type to make and receive calls from and to the public switched telephone network with each other inside and outside of Chile. Telecommunications services of the same type are those which are technically compatible with each other. The Undersecretary determines which telecommunications services are technically compatible. The interconnection must be performed according to the technical rules, procedures and terms established by the Undersecretary. The Undersecretary has issued regulations relating to the interconnection of public telephone networks with other public telecommunications services of the same type. On January 31, 2001, the Undersecretary published a new technical rule related to the provision of digital specialized mobile radio services. However, under these regulations, even if services are determined to be of the same type, providers of public telecommunications services may not be interconnected to the public telephone networks unless their concessions expressly authorize interconnection, which in many cases, including ours, requires an amendment to the concession.

Additionally, under new regulations, providers of public telecommunications services of the same type that are authorized to be interconnected with public telephone networks are also able to request the assignment of specific numbering blocks for their subscribers. New rules governing routing procedures have also been adopted. As with interconnection, a provider of public telecommunications services of the same type must be specifically authorized in their concessions to interconnect before obtaining numbering and routing. Our operating companies have been granted numbering blocks.

Specialized mobile radio concessionaires may freely determine the fees charged to their subscribers. However, the fees and tariffs charged by a telecommunications concessionaire to another telecommunications concessionaire for the services rendered through interconnections, specifically the access fees, must be fixed by the authorities. The authorities fix the access fees in accordance with a tariff-setting procedure based upon, among other things, the cost structure of an efficient concessionaire, as set forth in the General Telecommunications Law. This procedure is necessary for the mandatory application of the calling-party-pays system among the telecommunications concessionaires. To date, this procedure is being applied to both operating companies.

In order to provide digital specialized mobile radio services in Chile, incorporate digital technology to the networks of our Chilean operating companies and obtain the corresponding authorization to interconnect such networks to the public switch telephone network, our Chilean operating companies have filed for the amendment of a group of specialized mobile radio concessions totaling 130 channels according to the procedures established in the General Telecommunications Law. In accordance with these procedures, third parties exercised the right to file oppositions against the corresponding concession's amendment applications. The Ministry rejected all such oppositions and granted us the requested amendment to such concessions, authorizing the deployment of an iDEN network and to interconnect such network to the public switch telephone network. Appeals of the Ministry's resolution rejecting the oppositions and granting the requested amendments were filed before the Court of Appeals of Santiago and later, before the Supreme Court, and were rejected at both stages. On April 26, 2004, the decrees amending the concessions where published in the official gazette ending the amendment process.

From the publication in the official gazette of the new decrees that amend our analog concessions authorizing us to offer digital service were issued and published, we have a period of 14 to 28 months to build the network. If the network is not built within this timeframe and we cannot obtain an extension, we may lose the authorization to install, operate and render digital service in Santiago and Valparaiso.

On November 21, 2002, the 29th Civil Court of Santiago issued two judgments declaring 150 channels in Santiago acquired from Centennial and Motorola void pursuant to a claim by the competition that these channels were not awarded through public auction. We appealed these judgments on December 3, 2002. This appeal was dismissed in December 2004. The Chilean government and our Chilean companies filed a special remedy before the Supreme Court to overturn this ruling, and the case is currently pending before the Court. In the event that the Supreme Court does not overturn the ruling, we cannot be sure of the impact that a final negative decision could have on our operations. These 150 channels are not part of the 130 channels to which digitalization and interconnection has already been granted. We continue to review this project in light of the internal and external environment. We have taken certain actions to reduce our operating costs in the operation until a final decision of the digitalization of the spectrum channels is made.

Foreign Currency Controls and Dividends. The purchase and sale of foreign currency in Chile is not subject to governmental control. Accordingly, any person may freely engage in foreign exchange transactions. There are two foreign exchange markets in Chile. The first is the formal exchange market, which is subject to the regulations of the Chilean Central Bank and which consists of banks and other entities authorized to participate in the market by the Central Bank. This market is generally used for trade-related transactions, such as import and export transactions, registered foreign currency investments and other transactions, such as remittances abroad. Purchases and sales of foreign exchange may be effected in the formal or the informal exchange markets. The informal exchange market consists of entities not expressly authorized to operate in the formal exchange market, such as foreign exchange houses and travel agencies. Both markets operate at floating rates freely negotiated between the participants. There are no limits imposed on the extent to which the informal exchange rate can fluctuate above or below the formal exchange rate or the observed exchange rate. The observed exchange rate is the official exchange rate determined each day by the Central Bank based on the average exchange rates observed in the formal exchange market.

Foreign investments in Chile are subject to exchange controls. The investment of capital in Chile and the repatriation of an investment and its profits must be carried out under either Decree Law No. 600 or under Chapter XIV of the Compendium of Foreign Exchange Regulations issued by the Central Bank of Chile under the Central Bank Act. Compliance with the foreign exchange rules, including registration of a foreign investment in Chile, among other things, grants investors access to the formal exchange market. Foreign funds registered under Decree Law No. 600 provide specified guarantees with respect to the ability to repatriate funds and the stability of the applicable tax regime. Decree Law No. 600 permits foreign investors to access the formal exchange market to repatriate their investments and profits.

Access to the formal exchange market to repatriate investments and profits derived from investments conducted under Chapter XIV rules are governed by regulations in force and effect at the time of repatriation.

The foreign investment regulations may permit foreign investors to access the formal exchange market to repatriate their investments and profits as stated above. They do not, however, necessarily guarantee that foreign currency will be available in the market.

Under Chilean corporate law, corporations, such as our Chilean companies, may distribute dividends among their stockholders only from the net profits of that fiscal year or from retained profits recognized by balance sheets approved by the stockholders' meeting. However, if the company has accumulated losses, profits of that corporation must first be allocated to cover the losses. Losses in a specific fiscal year must be offset with retained profits, if any.

Unless otherwise agreed at a stockholders meeting by the unanimous vote of all issued shares, publicly traded corporations must annually distribute at least 30% of the net profits of each fiscal year. This distribution must be in the form of a cash dividend to their stockholders in proportion to their ownership or as otherwise stated in the bylaws. Privately held corporations must follow the provisions of their bylaws; if the bylaws do not contain these provisions, the rules described above for the distribution of profits by open stock corporations apply. As a general rule, any dividend distributed or remitted by the operating companies to their shareholders abroad will be subject to a 35% withholding tax rate. In such a case, the operating companies' shareholders will be entitled to a tax credit equivalent to the corporate tax rate paid by the operating companies on the income distributed or remitted abroad. Such corporate tax rate is equivalent to 17%. This credit must be added back in order to compute the taxable basis of the withholding tax.

In any event, the board of directors may distribute provisional dividends if the corporation has no accumulated losses, subject to the personal responsibility of the directors approving the distributions.

J. Employees

As of December 31, 2004, we had 119 employees at the corporate level, and our operating companies had 4,807 employees. Our Brazilian operating company is a party to a collective bargaining agreement that covers all of its employees and expires on April 30, 2006. Neither we nor any of our other operating companies is a party to any collective bargaining agreement. We believe the relationship between us and our employees, and between each of our operating companies and its employees, is good.

K. Risk Factors

We have a short history of profitable operations, which may make it difficult for you to evaluate our business and the risks of investing in our common stock.

Prior to giving effect to our reorganization and the application of fresh start accounting to our financial statements as of October 31, 2002, we had never been profitable. Because of this limited profitable history and the incomparability of our financial condition and results of operations prior to October 31, 2002 and after October 31, 2002, it may be difficult for you to evaluate our business.

If we are not able to compete effectively in the highly competitive wireless communications industry, our future growth and operating results will suffer.

Our success will depend on the ability of our operating companies to compete effectively with other telecommunications services providers, including wireline companies and other wireless telecommunications companies, in the markets in which they operate.

Some of our competitors are financially stronger than we are, which may limit our ability to compete based on price.

Because of their resources, and in some cases ownership by larger companies, some of our competitors may be able to offer services to customers at prices that are below the prices that our operating companies can offer for comparable services. If we cannot compete effectively based on the price of our service offerings, our revenues may be adversely affected. For example, many of our competitors are well-established companies that have:

- substantially greater financial and marketing resources;
- larger customer bases;
- better name recognition;
- bundled service offerings;
- larger spectrum positions; and
- larger coverage areas than those of our operating companies.

Further, significant price competition could negatively impact our operating results and our ability to attract and retain customers. In addition, we anticipate that our operating companies will continue to face market pressure to reduce the prices charged for their products and services because of increased competition in our markets.

Our operating companies may face disadvantages when competing against formerly government-owned incumbent wireline operators or wireless operators affiliated with them.

In some markets, our operating companies may not be able to compete effectively against a formerly government-owned monopoly telecommunications operator which today enjoys a near monopoly on the provision of wireline telecommunications services and may have a wireless affiliate or may be controlled by shareholders who also control a wireless operator. Our operating companies may be at a competitive disadvantage in these markets because formerly government-owned incumbents or affiliated competitors may have:

- close ties with national regulatory authorities;
- control over connections to local telephone lines; or
- the ability to subsidize competitive services with revenues generated from services they provide on a monopoly or near-monopoly basis.

These companies may also continue to enjoy the legacy of their pre-privatization/pre-liberalization privileges. Our operating companies may encounter obstacles and setbacks if local governments adopt policies favoring these competitors or otherwise afford them preferential treatment. As a result, our operating companies may be at a competitive disadvantage to incumbent providers, particularly as our operating companies seek to offer new telecommunications services.

Our coverage is not as extensive as those of other wireless service providers in our markets, which may limit our ability to attract and retain customers.

Since our digital mobile networks do not offer nationwide coverage in the countries in which we operate and our technology limits our potential roaming partners, we may not be able to compete effectively with cellular and personal communications services providers in our markets. Many of the cellular and personal communications services providers in our markets have networks with substantially more extensive areas of service. Additionally, many of these providers have entered into roaming agreements with each other, which permit these providers to offer coverage to their subscribers in each other's markets. The iDEN technology that we deploy is not compatible with other wireless technologies such as digital cellular or personal communications services technologies or with other iDEN networks not operating in the 800 MHz spectrum. As a result, with the exception of GSM 900 MHz systems, we cannot enter into roaming agreements with the operators of these other networks. Although the i2000 digital phone is compatible with both iDEN 800 MHz and GSM 900 MHz systems, our customers will not be able to roam on other iDEN 800 MHz or GSM 900 MHz systems where we do not have a roaming agreement. As a result, we will not be able to provide coverage to our subscribers outside of our currently operating digital markets until:

- other operators deploy iDEN 800 MHz or GSM 900 MHz technology in markets outside of our coverage areas and we enter into roaming agreements with those operators; or
- handsets that can be used on both iDEN 800 MHz and non-GSM 900 MHz wireless communications networks become available and we enter into roaming agreements with the operators of those networks.

If we do not keep pace with rapid technological changes, we may not be able to attract and retain customers.

The wireless telecommunications industry is experiencing significant technological change. Future technological advancements may enable other wireless technologies to equal or exceed our current level of service and render iDEN technology obsolete. If Motorola, the sole supplier of iDEN technology, is unable to upgrade or improve iDEN technology or develop other technology to meet future advances in competing technologies on a timely basis, or at an acceptable cost, we will be less able to compete effectively and could lose customers to our competitors. In addition, competition among the differing wireless technologies could:

- segment the user markets, which could reduce demand for our technology; and
- reduce the resources devoted by third-party suppliers, including Motorola, which supplies all of our current digital mobile technology, to developing or improving the technology for our systems.

If our wireless communications technology does not perform in a manner that meets customer expectations, we will be unable to attract and retain customers.

Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance and reliability of system transmissions on our digital mobile networks. We may have difficulty attracting and retaining customers if we are unable to address and resolve satisfactorily performance or other transmission quality issues as they arise or if these issues:

- limit our ability to expand our network coverage or capacity as currently planned; or
- place us at a competitive disadvantage to other wireless service providers in our markets.

Our equipment is more expensive than that of some competitors, which may affect our ability to establish and maintain a significant subscriber base.

We currently market multi-function digital handsets, and Motorola is the sole supplier of all our handsets. The higher cost of our equipment may make it more difficult for us to attract customers. In addition, the higher cost of our handsets requires us to absorb a comparatively larger part of the cost of offering handsets to new and existing customers. These higher costs of handsets place us at a competitive disadvantage and may reduce our growth and profitability.

We may lose a competitive advantage because our competitors are providing two-way radio dispatch and other services.

We differentiate ourselves by providing two-way radio dispatch "push-to-talk" services. Several of our competitors have introduced PoC (Push-To-Talk over Cellular) service, which is a walkie-talkie type of service similar to our Direct Connect service. In addition, we do not have short messaging system (SMS) interoperability agreements in all our markets. Consequently, our competitive advantage may be impaired.

Because we rely on one supplier to implement our digital mobile networks, any failure of that supplier to perform could adversely affect our operations.

Motorola is currently our sole source for most of the digital network equipment and all of the handsets used throughout our markets. In addition, iDEN technology is a proprietary technology of Motorola, meaning that there are no other suppliers of this technology, and it is the only widespread, commercially available digital technology that operates on non-contiguous spectrum. We have some non-contiguous spectrum in each of the markets we serve. If Motorola fails to deliver system infrastructure equipment and handsets or enhancements on a timely, cost-effective basis, we may not be able to adequately service our existing customers or add new customers. Nextel Communications is the largest customer of Motorola with respect to iDEN technology and provides significant support with respect to new product development. Nextel Communications and Sprint recently announced that they would merge and that the new combined company plans to migrate Nextel's push-to-talk services to a next generation CDMA network platform. After announcing their merger plans, Nextel Communications also announced an agreement with Motorola for a three-year extension of its iDEN infrastructure supply agreement and handset purchase agreement, with certain modifications. Any decrease by Nextel Communications in its use of iDEN technology could significantly increase our costs for equipment and new developments and could impact Motorola's decision to continue to support iDEN technology. In the event Motorola determines not to continue manufacturing, supporting or enhancing our iDEN based infrastructure and handsets, because Nextel Communications decreases its use of iDEN technology or otherwise, we may be materially adversely affected. We expect to continue to rely principally on Motorola for the manufacture of a substantial portion of the equipment necessary to construct, enhance and maintain our digital mobile networks and for the manufacture of handsets for the next several years.

We operate exclusively in foreign markets, and our assets, customers and cash flows are concentrated in Latin America, which presents risks to our operating and financing plans.

We face political and economic risks in our markets, which may limit our ability to implement our strategy and our financial flexibility and may disrupt our operations.

The countries in which we operate are considered to be emerging markets. Although political, economic and social conditions differ in each country in which we currently operate, political and economic developments in one country may affect our business as a whole, including our access to international capital markets. Negative developments or unstable conditions in the countries in which we operate or in other emerging market countries could have a material adverse effect on our financial condition and results of operations. In Peru, for example, there was significant terrorist activity in the 1980s and the early 1990s. During that time, anti-government groups escalated violence against the government, the private sector and Peruvian residents. Incidents of terrorist activity continue to occur. Similar outbreaks of terrorism or political violence have occurred in Mexico and other countries in which we operate. In addition, in 2001, after prolonged periods of recession followed by political instability, the Argentine government announced it would not service its public debt. In order to address the worsening economic and social crisis, the Argentine government abandoned its decade-old fixed Argentine peso-U.S. dollar exchange rate, allowing the currency to float to market levels.

We are unable to predict the impact that presidential or other contested local or national elections and the associated transfer of power from incumbent officials or political parties to elected victors, may have on the local economy or the growth and development of the local telecommunications industry. Changes in leadership or in the ruling party in the countries in which we operate may affect the economic programs developed under the prior administration, which in turn may adversely affect the economies in the countries in which we operate and our business operations and prospects in these countries.

Due to our significant operations in Argentina and Brazil, our business is particularly exposed to risks associated with adverse economic and political conditions in those countries.

In recent years, both Argentina and Brazil have been negatively affected by volatile economic and political conditions. These volatile conditions pose risks for our business. In particular, the volatility of the Argentine peso and the Brazilian real has affected our recent financial results. The depreciation of the currencies in Argentina and Brazil in 2002 had a material negative impact on our financial results.

Argentina. After a prolonged period of recession, followed by political instability, Argentina announced in December 2001 that it would impose tight restrictions on bank accounts, would not service its public sector debt and suspended foreign currency trading. In January 2002, the Argentine government abandoned its decade-old fixed Argentine peso-U.S. dollar exchange rate. The resulting depreciation of the Argentine peso against the U.S. dollar during the 2002 calendar year was 66%. A depreciation of the Argentine peso generally affects our consolidated financial statements by generating a foreign currency transaction loss on U.S. dollar-denominated debt. Until October 31, 2002, the liabilities of our Argentine operating company included U.S. dollar-denominated secured debt, for which we recognized foreign currency transaction losses of $137.5 million for the ten months ended October 31, 2002. A depreciation of the Argentine peso also affects our consolidated financial statements by reducing the translation rate of all Argentine peso-denominated balances. To the extent net income is generated by our Argentine operating company, the amount would be reduced by a depreciation of the Argentine peso.

Brazil. The Brazilian economy has been characterized by frequent and occasionally drastic intervention by the Brazilian government and by volatile economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. In early 1999, the Brazilian government allowed the Brazilian real to float freely, resulting in a 32% devaluation against the U.S. dollar that year. In 2002, the Brazilian real depreciated against the U.S. dollar by 18%. For the combined period ended December 31, 2002, we recognized foreign currency transaction losses of $26.2 million, primarily related to U.S. dollar-denominated liabilities of our Brazilian operating company.

The volatility of the Brazilian real and the Brazilian capital markets is due, in part, to Brazilian economic performance and related government policies. We cannot assure you that the new government will not implement policy changes that could adversely affect our Brazilian operations. Changes in policy, including tariffs, exchange controls or other factors, could adversely affect our business and financial results, as could inflation, further currency devaluation and other developments, as well as the Brazilian government's response to them.

In addition, economic and market conditions in other emerging markets can influence the perception of Brazil's economic and political situation.

Because wireless telecommunications services companies have a limited history in our markets, acceptance of our services is uncertain, and we may not be able to successfully implement our business plan.

Due, in part, to the limited history of wireless communications services in our existing and targeted markets, we face many uncertainties in our markets that may affect our ability to grow or implement our business plan. These uncertainties include:

- the size of the markets for wireless communications services;
- the penetration rates of these markets;
- the ability of potential subscribers to pay subscription and other fees;
- the extent and nature of the competitive environment in these markets; and
- the immediate and long-term commercial viability of wireless communications services in these markets.

As a result of these uncertainties, we may make significant investments in developing a network and promoting our digital mobile services in markets where we may not achieve significant market acceptance for our services. If this occurs we may be unable to recover our investment in these markets, which could harm our financial condition and results of operations.

We are subject to fluctuations in currency exchange rates and limitations on the expatriation or conversion of currencies, which may result in significant financial charges, increased costs of operations or decreased demand for our products and services.

Nearly all of our revenues are earned in non-U.S. currencies, although a significant portion of our capital and operating expenditures, including imported network equipment and handsets, and substantially all of our outstanding debt, is priced in U.S. dollars. Accordingly, fluctuations in exchange rates relative to the U.S. dollar could have a material adverse effect on our earnings or assets. For example, the 1999 and 2002 currency devaluations in Brazil resulted in significant charges against our earnings in 1999 and 2002 and negative adjustments to the carrying value of our assets in Brazil. The economic upheaval in Argentina in 2002 led to the unpegging of the Argentine peso to the U.S. dollar exchange rate and the subsequent significant devaluation of the Argentine peso.

Any depreciation of local currencies in the countries in which our operating companies conduct business may result in increased costs to us for imported equipment and may, at the same time, decrease demand for our products and services in the affected markets. If our operating companies distribute dividends in local currencies in the future, the amount of cash we receive will also be affected by fluctuations in exchange rates and currency devaluations. In addition, some of the countries in which we have operations do or may restrict the expatriation or conversion of currency.

Our operating companies are subject to fluctuating economic conditions in the local markets in which they operate, which could hurt their performance.

Our operations depend on the economies of the markets in which our operating companies conduct business. These markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product, interest rates and inflation rates. If these fluctuations have an effect on the ability of customers to pay for our products and services, our business may be adversely affected. As a result, our operating companies may experience lower demand for their products and services and a decline in the growth of their customer base and in revenues.

Some of our operating companies conduct business in countries where the rate of inflation is significantly higher than in the United States. Any significant increase in the rate of inflation in any of these countries may not be completely or partially offset by corresponding price increases implemented by our operating companies, even over the long term.

We pay significant import duties on our network equipment and handsets, and any increases could impact our financial results.

Our operations are highly dependent upon the successful and cost-efficient importation of network equipment and handsets from North America and, to a lesser extent, from Europe and Asia. Any significant increase in import duties in the future could significantly increase our costs. To the extent we cannot pass these costs on to our customers, our financial results will be negatively impacted. In the countries in which our operating companies conduct business, network equipment and handsets are subject to significant import duties and other taxes that can be as high as 50% of the purchase price.

We are subject to foreign taxes in the countries in which we operate, which may reduce amounts we receive from our operating companies or may increase our tax costs.

Many of the foreign countries in which we operate have increasingly turned to new taxes, as well as aggressive interpretations of current taxes, as a method of increasing revenue. For instance, Brazil has a tax on financial transactions, and certain provinces in Argentina adopted higher tax rates on telecommunications services in 2001. In addition, in 2002 Mexico adopted a new tax on telecommunications services. The provisions of the new tax laws may prohibit us from passing these taxes on to our customers. These taxes may reduce the amount of earnings that we can generate from our services.

Distributions of earnings and other payments, including interest, received from our operating companies may be subject to withholding taxes imposed by some countries in which these entities operate. Any of these taxes will reduce the amount of after-tax cash we can receive from those operating companies.

In general, a U.S. corporation may claim a foreign tax credit against its federal income tax expense for foreign withholding taxes and, under certain circumstances, for its share of foreign income taxes paid directly by foreign corporate entities in which the company owns 10% or more of the voting stock. Our ability to claim foreign tax credits is, however, subject to numerous limitations, and we may incur incremental tax costs as a result of these limitations or because we do not have U.S. federal taxable income.

We may also be required to include in our income for U.S. federal income tax purposes our proportionate share of specified earnings of our foreign corporate subsidiaries that are classified as controlled foreign corporations, without regard to whether distributions have been actually received from these subsidiaries.

Nextel Brazil has received tax assessment notices from state and federal Brazilian tax authorities asserting deficiencies in tax payments related primarily to value added taxes, import duties and matters surrounding the definition and classification of equipment and services. Nextel Brazil has filed various petitions disputing these assessments. In some cases we have received favorable decisions, which are currently being appealed by the respective governmental authorities. In other cases our petitions have been denied and we are currently appealing those decisions.

We have entered into a number of agreements that are subject to enforcement in foreign countries, which may limit efficient dispute resolution.

A number of the agreements that we and our operating companies enter into with third parties are governed by the laws of, and are subject to dispute resolution in the courts of or through arbitration proceedings in, the countries or regions in which the operations are located. We cannot accurately predict whether these forums will provide effective and efficient means of resolving disputes that may arise. Even if we are able to obtain a satisfactory decision through arbitration or a court proceeding, we could have difficulty enforcing any award or judgment on a timely basis. Our ability to obtain or enforce relief in the United States is also uncertain.

Government regulations determine how we operate in various countries, which could limit our growth and strategy plans.

In each market in which we operate, one or more regulatory entities regulate the licensing, construction, acquisition, ownership and operation of our wireless communications systems. Adoption of new regulations, changes in the current telecommunications laws or regulations or changes in the manner in which they are interpreted or applied could adversely affect our operations. Because of the uncertainty as to the interpretation of regulations in some countries in which we operate, we may not always be able to provide the services we have planned in each market. In some markets, we are unable, or have limitations on our ability, to offer some services, such as interconnection to other telecommunications networks and participation in calling party pays programs, which may increase our costs. Further, the regulatory schemes in the countries in which we operate allow third parties, including our competitors, to challenge our actions. For instance, some of our competitors have challenged the validity of some of our licenses or the scope of services we provide under those licenses, in administrative or judicial proceedings, particularly in Chile. It is possible that, in the future, we may face additional regulatory prohibitions or limitations on our services. Inability to provide planned services could make it more difficult for us to compete in the affected markets. Further, some countries in which we conduct business impose foreign ownership limitations upon telecommunications companies. Finally, in some of our markets, local governments have adopted very stringent rules and regulations related to the placement and construction of wireless towers, which can significantly impede the planned expansion of our service coverage area, eliminate existing towers and impose new and onerous taxes and fees. These issues affect our ability to operate in each of our markets, and therefore impact our business strategies. See the "Regulatory and Legal Overview" discussion for each operating company under "Business — I. Operating Companies."

If our licenses to provide mobile services are not renewed, or are modified or revoked, our business may be restricted.

Wireless communications licenses and spectrum allocations are subject to ongoing review and, in some cases, to modification or early termination for failure to comply with applicable regulations. If our operating companies fail to comply with the terms of their licenses and other regulatory requirements, including installation deadlines and minimum loading or service availability requirements, their licenses could be revoked. Further, compliance with these requirements is a condition for eligibility for license renewal. Most of our wireless communications licenses have fixed terms and are not renewed automatically. Because governmental authorities have discretion as to the grant or renewal of licenses, our licenses may not be renewed or, if renewed, renewal may not be on acceptable economic terms. For example, under existing regulations, our licenses in Brazil and Peru are renewable once, but no regulations presently exist regarding how or whether additional renewals will be granted.

Any modification or termination of our license or roaming agreements with Nextel Communications could increase our costs.

Nextel Communications has licensed to us the right to use "Nextel" and other of its trademarks on a royalty-free basis in Latin America. Nextel Communications may terminate the license on 60 days notice if we commit one of several specified defaults (namely, failure to maintain agreed quality controls, a change in control of NII Holdings, or certain other material defaults under the New Spectrum Use and Build-Out Agreement) and fail to cure the default within the 60 day period. If there is a change in control of one of our subsidiaries, upon 30 days notice, Nextel Communications may terminate the sublicense granted by us to the subsidiary with respect to the licensed marks. The loss of the use of the "Nextel" tradename could have a material adverse effect on our operations. We also depend upon our roaming agreements with Nextel Communications for access to its iDEN network in the United States.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. As discussed in Item 9A. Controls and Procedures, we identified two material weaknesses as a result of our assessment of internal controls over financial reporting. As a result of these errors, we restated certain of our previously issued financial statements in order to correct these errors in the periods in which they occurred. We are continuing to work to improve our internal controls. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Our debt limits our flexibility and increases our risk of default.

Our debt could have important consequences to you, such as:

- limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete and increasing our vulnerability to general adverse economic and industry conditions; and
- limiting our ability to obtain additional financing that we may need to fund future working capital, capital expenditures, product development, acquisitions or other corporate requirements.

As of December 31, 2004, the book value of our long-term debt was $598.2 million, including $300.0 million of our 2.875% convertible notes due 2034, $180.0 million of our 3.5% convertible notes due 2033 and $118.2 million in obligations associated with a sale and leaseback of communication towers, and our stockholders' equity was $421.9 million.

Our ability to meet our debt obligations and to reduce our indebtedness will depend on our future performance. Our performance, to a certain extent, is subject to general economic conditions and financial, business, political and other factors that are beyond our control. We cannot assure you that we will continue to generate cash flow from operations at or above current levels, that we will be able to meet our cash interest payments on all of our debt or that the related assets currently owned by us can be sustained in the future.

If our business plans change, including as a result of changes in technology, or if general economic, financial or political conditions in any of our markets or competitive practices in the mobile wireless telecommunications industry change materially from those currently prevailing or from those now anticipated, or if other presently unexpected circumstances arise that have a material effect on the cash flow or profitability of our mobile wireless business, the anticipated cash needs of our business could change significantly. Any of these events or circumstances could involve significant additional funding needs in excess of the identified currently available sources, and could require us to raise additional capital to meet those needs. However, our ability to raise additional capital, if necessary, is subject to a variety of additional factors that we cannot presently predict with certainty, including the commercial success of our operations, the volatility and demand of the capital and lending markets and the future market prices of our securities. We cannot assure you that we will be able to raise additional capital on satisfactory terms or at all.

If we are unable to generate cash flow from operations in the future to service our debt, we may try to refinance all or a portion of our debt. We cannot assure you that sufficient future borrowings will be available to pay or refinance our debt.

Our financing agreements have and may contain covenants that limit how we conduct our business, which may affect our ability to grow as planned.

As a result of restrictions that have been contained in certain of our agreements and may be contained in future financing agreements, we may be unable to raise additional financing, compete effectively or take advantage of new business opportunities. This may affect our ability to generate revenues and profits. Our future financing agreements have, and may in the future, contain covenants that limit how we conduct business by restricting our ability to:

- incur or guarantee additional indebtedness;
- pay dividends and make other distributions;
- prepay subordinated indebtedness;
- make investments and other restricted payments;
- enter into sale and leaseback transactions;
- create liens;

- sell assets; and
- engage in transactions with affiliates.

We have significant intangible assets that are not likely to generate adequate value to satisfy our obligations in the event of liquidation.

If we were liquidated, the value of our assets likely would not be sufficient to satisfy our obligations. We have a significant amount of intangible assets, such as licenses. The value of these licenses will depend significantly upon the success of our digital mobile network business and the growth of the specialized mobile radio and wireless communications industries in general. Moreover, the transfer of licenses in liquidation would be subject to governmental or regulatory approvals that may not be obtained or that may adversely impact the value of such licenses. Our net tangible book value was $354.0 million as of December 31, 2004.

Our significant stockholder is able to influence our business and affairs.

As of December 31, 2004, Nextel Communications beneficially owned about 17.7% of our outstanding common stock and was our single largest stockholder. Because of their stock ownership, Nextel Communications may be able to exert significant influence over our business and affairs. Nextel Communications is also a party to a standstill agreement with us and certain other parties which prohibits it from exercising voting control over more than 49.9% of our outstanding common stock.

Agreements with Motorola reduce our operational flexibility and may adversely affect our growth or operating results.

We have entered into agreements with Motorola that impose limitations and conditions on our ability to use other technologies that would displace our existing iDEN digital mobile networks. These agreements may delay or prevent us from employing new or different technologies that perform better or are available at a lower cost because of the additional economic costs and other impediments to change arising under the Motorola agreements. For example, our equipment purchase agreements with Motorola provide that we must provide Motorola with notice of our determination that Motorola's technology is no longer suited to our needs at least six months before publicly announcing or entering into a contract to purchase equipment utilizing an alternate technology.

In addition, if Motorola manufactures, or elects to manufacture, the equipment utilizing the alternate technology that we elect to deploy, we must give Motorola the opportunity to supply 50% of our infrastructure requirements for the equipment utilizing the alternate technology for three years. This may limit our ability to negotiate with an alternate equipment supplier. Finally, if we do switch to an alternate technology and we do not maintain Motorola infrastructure equipment at the majority of our transmitter and receiver sites that are deployed at the time the switch is first publicly announced.

We may not be able to finance a change of control offer.

Upon the occurrence of certain kinds of change of control events, we may be required to repurchase 100% of the principal amount of all of our outstanding $300.0 million aggregate principal amount 2.875% convertible notes due 2034 and all of our outstanding $180.0 million 3.5% convertible notes due 2033. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of our convertible notes.

Concerns about health risks associated with wireless equipment may reduce the demand for our services.

Portable communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions from these devices. The actual or perceived risk of mobile communications devices could adversely affect us through increased costs of doing business, additional governmental regulation that sets emissions standards or otherwise limits or prohibits our devices from being marketed and sold, a reduction in subscribers, reduced network usage per subscriber or reduced financing available to the mobile communications industry. Further research and studies are ongoing, and we cannot be sure that these studies will not demonstrate a link between radio frequency emissions and health concerns.

Historical financial information may not be comparable to results reported in the future.

As a result of the November 2002 consummation of our Revised Third Amended Joint Plan of Reorganization and the transactions contemplated thereby, we are operating our existing business under a new capital structure. In addition, we were subject to fresh-start accounting rules. Accordingly, our consolidated financial condition and results of operations from and after our reorganization are not comparable to our consolidated financial condition or results of operations reflected in our financial statements for periods prior to our reorganization, which are included in this annual report on Form 10-K.

Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from current beliefs.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. A number of the statements made in this annual report on Form 10-K are not historical or current facts, but deal with potential future circumstances and developments. They can be identified by the use of forward-looking words such as "believes," "expects," "intends," "plans," "may," "will," "would," "could," "should" or "anticipates" or other comparable words, or by discussions of strategy that involve risks and uncertainties. We caution you that these forward-looking statements are only predictions, which are subject to risks and uncertainties, including technical uncertainties, financial variations, changes in the regulatory environment, industry growth and trend predictions. We have attempted to identify, in context, some of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. The operation and results of our wireless communications business also may be subject to the effects of other risks and uncertainties in addition to the other qualifying factors identified in the foregoing "K. — Risk Factors" section, including, but not limited to:

- our ability to meet the operating goals established by our business plan;
- general economic conditions in Latin America and in the market segments that we are targeting for our digital mobile services;
- the political and social conditions in the countries in which we operate, including political instability, which may affect the economies of our markets and the regulatory schemes in these countries;
- substantive terms of any international financial aid package that may be made available to any country in which our operating companies conduct business;
- the impact of foreign exchange volatility in our markets as compared to the U.S. dollar and related currency devaluations in countries in which our operating companies conduct business;
- reasonable access to and the successful performance of the technology being deployed in our service areas, and improvements thereon, including technology deployed in connection with the introduction of digital two-way mobile data or Internet connectivity services in our markets;
- the availability of adequate quantities of system infrastructure and subscriber equipment and components to meet our service deployment and marketing plans and customer demand;
- the success of efforts to improve and satisfactorily address any issues relating to our digital mobile network performance;
- future legislation or regulatory actions relating to our specialized mobile radio services, other wireless communication services or telecommunications generally;
- the ability to achieve and maintain market penetration and average subscriber revenue levels sufficient to provide financial viability to our digital mobile network business;

- the quality and price of similar or comparable wireless communications services offered or to be offered by our competitors, including providers of cellular services and personal communications services;
- market acceptance of our new service offerings, including International Direct Connect;
- our ability to access sufficient debt or equity capital to meet any future operating and financial needs; and
- other risks and uncertainties described from time to time in our reports filed with the Securities and Exchange Commission.

Item 2. Properties

Our principal executive and administrative offices are located in Reston, Virginia, where we lease about 45,200 square feet of office space under a lease expiring in January 2009. In addition, our operating companies own and lease office space and transmitter and receiver sites in each of the countries where they conduct business.

Each operating company leases transmitter and receiver sites for the transmission of radio service under various individual site leases. Most of these leases are for terms of five years or less, with options to renew. As of December 31, 2004, our operating companies had constructed sites at leased locations for their digital mobile business, as shown below:

Operating Company	Number of Sites
Nextel Mexico	1,122
Nextel Brazil	993
Nextel Argentina	440
Nextel Peru	309
Total	2,864

Item 3. Legal Proceedings

We are subject to claims and legal actions that may arise in the ordinary course of business. We do not believe that any of these pending claims or legal actions will have a material effect on our business, financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2004.

Executive Officers of the Registrant

The following people were serving as our executive officers as of March 1, 2005. These executive officers were elected to serve until their successors are elected. There is no family relationship between any of our executive officers or between any of these officers and any of our directors.

Steven M. Shindler, 42, has been a director on the board of NII Holdings since 1997, chief executive officer since 2000 and chairman of the board since November 12, 2002. Mr. Shindler also served as executive vice president and chief financial officer of Nextel Communications from 1996 until 2000. From 1987 to 1996, Mr. Shindler was an officer with Toronto Dominion Bank, a bank where he was a managing director in its communications finance group.

Lo van Gemert, 50, has been the president and chief operating officer of NII Holdings since 1999. Mr. van Gemert served as senior vice president of Nextel Communications from 1999 until 2000 and as president of the north region of Nextel Communications from 1996 until 1999. Before joining Nextel Communications in 1996, Mr. van Gemert served as executive vice president at Rogers Cantel, Inc., a wireless operator in Canada. From 1980 to 1994, Mr. van Gemert held various senior management positions, domestically and overseas, at Sony Corporation and BellSouth Corporation.

Byron R. Siliezar, 49, has been the vice president and chief financial officer of NII Holdings since 1999. Mr. Siliezar was the vice president and controller of NII Holdings from 1998 to 1999. Mr. Siliezar served as vice president of finance at Neodata Corporation, a subsidiary of EDS Corporation, a global information technology company, from 1997 to 1998. From 1996 to 1997, he served as international controller of Pagenet. Mr. Siliezar held various executive and management positions at GTE Corporation both domestically and overseas from 1982 to 1996.

Robert J. Gilker, 54, has been the vice president and general counsel of NII Holdings since 2000. From 1998 to 2000, he served as vice president, law and administration and secretary of MPW Industrial Services Group, Inc., a provider of industrial cleaning and facilities support services. From 1987 until he joined MPW, Mr. Gilker was a partner with the law firm of Jones, Day, Reavis & Pogue.

John McMahon, 40, has been our vice president of business operations since joining NII Holdings in 1999. Prior to that, Mr. McMahon served as vice president of finance and business operations, north region, for Nextel Communications from 1997 to 1999, and as director of finance for the mid-Atlantic region from 1995 to 1997.

Douglas Dunbar, 44, has been our vice president of marketing and distribution since joining NII Holdings in 1999. Since 1994, Mr. Dunbar held various positions at Nextel Communications, including general manager of the west Florida market from March 1999 to November 1999, where he was responsible for sales, marketing, business operations and customer care functions, and vice president of sales and marketing, north region, from 1997 to 1999.

Alan Strauss, 45, has been our vice president of engineering and chief technology officer since 2001. From 1998 until 2001, Mr. Strauss was the vice president and general manager of Nextel Communication's strategic business operations group. From 1994 to 1998, Mr. Strauss held various positions with Nextel Communications.

Ricardo L. Israele, 51, has been our vice president and controller since November 1, 2002. From 1999 to 2002, Mr. Israele was chief financial officer of Nextel Argentina. From 1998 to 1999, Mr. Israele served as chief financial officer for Provincia Seguros de Salud, S.A., a health insurance company. Mr. Israele worked for Movicom-Bell South as controller from 1996 to 1998 and as director of treasury from 1990 to 1996.

Catherine E. Neel, 44, has been our vice president and treasurer since November 1, 2002. From 1999 to 2002, Ms. Neel was the assistant treasurer of NII Holdings. Prior to 1999, Ms. Neel held various management positions with BellSouth Corporation and was in public accounting with Arthur Andersen LLP.

Jose Felipe, 54, has held several positions since joining NII Holdings in 1998. He has been president of Nextel Mercosur, which manages our operations in Argentina, Brazil and Chile since February 2003. From 1999 to 2003, he served as president of Nextel Cono Sur which managed our operations in Argentina and Chile. From 1998 to 1999, Mr. Felipe was our vice president — Latin America. From 1991 to 1998, Mr. Felipe held various senior management positions with AT&T Corp., most recently president and chief executive officer of the Puerto Rico and Virgin Islands region and vice president of emerging markets of the Latin American region.

Peter A. Foyo, 39, has served as president of Nextel Mexico since 1998. From 1988 to 1998, Mr. Foyo held various senior management positions with AT&T Corp., including corporate strategy director of Alestra, S.A. de C.V., a joint venture between AT&T and a local Mexican partner, and president of AT&T Argentina.

Miguel E. Rivera, 52, has served as president of Nextel Peru since 2000. Previously, Mr. Rivera was the general manager of the Lima Stock Exchange from 1999 to 2000. From 1986 to 1998, Mr. Rivera held various executive positions with IBM, most recently as general manager of Manufacturing Industry, IBM Latin America.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

1. Market for Common Stock

Prior to November 12, 2002, the date that our former common stock and other equity interests were cancelled in connection with our emergence from Chapter 11 proceedings, there was no public trading market for our former common stock. Our new common stock issued on November 12, 2002 began trading on the Over-the-Counter (OTC) Bulletin Board effective November 20, 2002 under the trading symbol "NIHD." On February 28, 2003, our new common stock began trading on the Nasdaq National Market under the trading symbol "NIHD."

The following table sets forth on a per share basis the reported high and low sales prices for our common stock, based on published financial sources, for the quarters indicated. On February 26, 2004, we announced a 3-for-1 common stock split which was effected in the form of a stock dividend that was paid on March 22, 2004 to holders of record as of March 12, 2004. The prices in this table have been adjusted to reflect this stock split.

	Price Range of Common Stock	
	High	Low
2003		
First Quarter	$ 8.95	$ 3.87
Second Quarter	13.29	7.90
Third Quarter	22.20	12.50
Fourth Quarter	26.87	20.02
2004		
First Quarter	$37.00	$24.77
Second Quarter	41.95	31.25
Third Quarter	43.85	33.07
Fourth Quarter	47.76	40.55

2. Number of Stockholders of Record

As of March 24, 2005, there were approximately six holders of record of our new common stock, including the Depository Trust Corporation, which acts as a clearinghouse for multiple brokerage and custodial accounts.

3. Dividends

We have not paid any dividends on our common stock and do not plan to pay dividends on our common stock for the foreseeable future. In addition, some of our financing documents prohibit, and are expected to continue to prohibit, us from paying dividends. We anticipate that for the foreseeable future any cash flow generated from our operations will be used to develop and expand our business and operations and make contractual payments under our debt facilities in accordance with our business plan.

4. *Issuer Purchases of Equity Securities*

We did not repurchase any of our equity securities during the fourth quarter of 2004.

Item 6. Selected Financial Data

The financial information presented below for the years ended December 31, 2000 and 2001, ten months ended October 31, 2002, two months ended December 31, 2002 and years ended December 31, 2003 and 2004 has been derived from our audited consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 2000 and 2001, ten months ended October 31, 2002 and two months ended December 31, 2002 have been audited by Deloitte & Touche LLP, our former independent registered public accounting firm. Our consolidated financial statements as of and for the years ended December 31, 2003 and 2004 have been audited by PricewaterhouseCoopers LLP, our current independent registered public accounting firm. Our audited consolidated financial statements as of December 31, 2003 and 2004 and for the ten months ended October 31, 2002, two months ended December 31, 2002 and years ended December 31, 2003 and 2004 are included at the end of this annual report on Form 10-K. This information is only a summary and should be read together with our consolidated historical financial statements and management's discussion and analysis appearing elsewhere in this annual report on Form 10-K.

As a result of the consummation of our Revised Third Amended Joint Plan of Reorganization and the transactions contemplated thereby on November 12, 2002, we are operating our existing business under a new capital structure. In addition, we applied fresh-start accounting rules on October 31, 2002. Accordingly, our consolidated financial condition and results of operations from and after our reorganization are not comparable to our consolidated financial condition or results of operations for periods prior to our reorganization reflected in our historical financial statements included at the end of this annual report on Form 10-K or in the selected consolidated historical financial information set forth below. References below to the Predecessor Company refer to NII Holdings for the period prior to November 1, 2002 and references to the Successor Company refer to NII Holdings for the period from and after November 1, 2002.

	Successor Company			Predecessor Company		
	Year Ended December 31,		Two Months Ended December 31,	Ten Months Ended October 31,	Year Ended December 31,	
	2004	2003	2002	2002	2001	2000
	(in thousands, except per share data)					
Consolidated Statement of Operations Data:						
Operating revenues						
Service and other revenues	$1,214,837	$895,615	$137,623	$ 610,341	$ 634,736	$ 303,328
Digital handset and accessory revenues	65,071	43,072	5,655	26,754	27,710	21,000
	1,279,908	938,687	143,278	637,095	662,446	324,328
Cost of revenues						
Cost of service (exclusive of depreciation included below)	332,487	240,021	29,929	164,995	173,000	78,817
Cost of digital handset and accessory sales	207,112	134,259	19,569	87,582	150,536	99,826
	539,599	374,280	49,498	252,577	323,536	178,643
Selling, general and administrative	391,571	317,400	47,108	262,405	426,679	275,361
Impairment, restructuring and other charges	—	—	—	15,808	1,581,164	—
Depreciation	84,139	49,127	4,694	55,758	162,083	113,648
Amortization	14,236	30,374	6,392	9,219	56,479	39,394
Operating income (loss)	250,363	167,506	35,586	41,328	(1,887,495)	(282,718)
Interest expense	(55,113)	(64,623)	(10,469)	(151,579)	(297,228)	(237,743)
Interest income	12,697	10,864	1,797	3,928	13,247	22,116
Foreign currency transaction gains (losses), net	9,210	8,856	2,616	(180,765)	(61,282)	(10,671)
(Loss) gain on extinguishment of debt, net	(79,327)	22,404	—	101,598	—	—
Reorganization items, net	—	—	—	2,180,998	—	—
Realized (losses) gains on investments, net	—	—	—	—	(151,291)	239,467
Equity in gains (losses) of unconsolidated affiliates	—	—	—	—	9,640	(33,328)
Minority interest in losses of subsidiaries	—	—	—	—	—	6,504
Other (expense) income, net	(2,320)	(12,166)	(1,557)	(8,918)	(4,181)	6,251
Income (loss) from continuing operations before income tax (provision) benefit and cumulative effect of change in accounting principle	135,510	132,841	27,973	1,986,590	(2,378,590)	(290,122)
Income tax (provision) benefit	(79,191)	(51,627)	(24,874)	(29,270)	68,750	(67,660)
Income (loss) from continuing operations before cumulative effect of change in accounting principle	56,319	81,214	3,099	1,957,320	(2,309,840)	(357,782)
Income (loss) from discontinued operations of Nextel Philippines	—	—	19,665	(2,025)	(170,335)	(59,973)
Income tax (provision) benefit from discontinued operations of Nextel Philippines	—	—	—	(252)	(17,146)	549
Income (loss) before cumulative effect of change in accounting principle	56,319	81,214	22,764	1,955,043	(2,497,321)	(417,206)
Cumulative effect of change in accounting principle, net of income taxes of $11,898	970	—	—	—	—	—
Net income (loss)	57,289	81,214	22,764	1,955,043	(2,497,321)	(417,206)
Accretion of series A redeemable preferred stock to value of liquidation preference	—	—	—	—	—	(61,334)
Income (loss) attributable to common stockholders	$ 57,289	$ 81,214	$ 22,764	$1,955,043	$(2,497,321)	$(478,540)
Income (loss) from continuing operations before cumulative effect of change in accounting principle per common share, basic	$ 0.81	$ 1.29	$ 0.05	$ 7.24	$ (8.53)	$ (1.69)
Income (loss) from discontinued operations per common share, basic	—	—	0.33	(0.01)	(0.69)	(0.24)
Cumulative effect of change in accounting principle per common share, basic	0.01	—	—	—	—	—
Net income (loss) per common share, basic	$ 0.82	$ 1.29	$ 0.38	$ 7.23	$ (9.22)	$ (1.93)
Income (loss) from continuing operations before cumulative effect of change in accounting principle per common share, diluted	$ 0.78	$ 1.19	$ 0.05	$ 7.24	$ (8.53)	$ (1.69)
Income (loss) from discontinued operations per common share, diluted	—	—	0.31	(0.01)	(0.69)	(0.24)
Cumulative effect of change in accounting principle per common share, diluted	0.01	—	—	—	—	—
Net income (loss) per common share, diluted	$ 0.79	$ 1.19	$ 0.36	$ 7.23	$ (9.22)	$ (1.93)
Weighted average number of common shares outstanding, basic	69,583	63,129	60,000	270,382	270,750	248,453
Weighted average number of common shares outstanding, diluted	72,507	70,053	63,429	270,382	270,750	248,453

	Successor Company			Predecessor Company	
	December 31,			December 31,	
	2004	2003	2002	2001	2000
			(in thousands)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 330,984	$ 405,406	$231,161	$ 250,250	$ 473,707
Short-term investments	38,401	—	—	—	—
Property, plant and equipment, net	558,247	368,434	230,598	350,001	1,070,127
Intangible assets, net	67,956	85,818	182,264	192,649	936,880
Total assets	1,491,280	1,128,436	831,473	1,244,420	3,193,226
Long-term debt, including current portion	598,242	536,756	432,157	2,665,144	2,519,283
Stockholders' equity (deficit)	421,947	217,770	71,612	(2,022,150)	81,604

Ratio of Earnings to Fixed Charges:

Successor Company			Predecessor Company		
Year Ended December 31,		Two Months Ended December 31,	Ten Months Ended October 31,	Year Ended December 31,	
2004	2003	2002	2002	2001	2000
2.88x	2.55x	3.09x	12.63x	—	0.15x

For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes plus fixed charges and amortization of capitalized interest less capitalized interest, equity in gains (losses) of unconsolidated affiliates and minority interest in losses of subsidiaries. Fixed charges consist of:

- interest on all indebtedness, amortization of debt financing costs and amortization of original issue discount;
- interest capitalized; and
- the portion of rental expense we believe is representative of interest.

The deficiency of earnings to cover fixed charges for the year ended December 31, 2001 was $2.42 billion. Our ratio of earnings to fixed charges for the ten months ended October 31, 2002 reflects the impact of $2.18 billion of non-recurring net reorganization gains that we recorded in connection with our emergence from Chapter 11 reorganization.

Impairment, Restructuring and Other Charges. During the third quarter of 2001, following our review of the economic conditions, operating performance and other relevant factors in the Philippines, we decided to discontinue funding to Nextel Philippines. As a result, we performed an assessment of the carrying values of the long-lived assets related to Nextel Philippines in accordance with Statement of Financial Accounting Standards, or SFAS, No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As a result, during the third quarter of 2001, we wrote down the carrying values of our long-lived assets related to Nextel Philippines to their estimated fair market values and recorded a $147.1 million pre-tax impairment charge, which is classified in discontinued operations.

In view of the then capital constrained environment and our lack of funding sources, during the fourth quarter of 2001, we undertook an extensive review of our business plan and determined to pursue a less aggressive growth strategy that targeted conservation of cash resources by slowing enhancement and expansion of our networks and reducing subscriber growth and operating expenses. In connection with the implementation of this plan, during the fourth quarter of 2001, we recorded non-cash pre-tax impairment charges and pre-tax restructuring and other charges of about $1.6 billion.

During 2002, some of our markets further restructured their operations, which included workforce reductions. During the ten months ended October 31, 2002, we recorded $3.1 million in restructuring charges related to these actions and a $7.9 million impairment charge to write down the carrying values of Nextel Argentina's long-lived assets to their estimated fair values as a result of the continued economic decline in Argentina. In addition, through May 24, 2002, we incurred $4.8 million in other charges for legal and advisory costs incurred related to our debt restructuring activities. Beginning May 24, 2002, we recognized these costs in reorganization items, net, in accordance with SOP 90-7. Additional information regarding these charges can be found in Note 12 to the audited consolidated financial statements included at the end of this annual report on Form 10-K.

Depreciation and Amortization. As mentioned above, during 2001, we wrote down substantially all of the long-lived assets held by our operating companies, including property, plant and equipment and intangible assets, to their estimated fair values in accordance with SFAS No. 121. We did not make any adjustments to depreciation or amortization expense recorded during the year ended December 31, 2001. The net book value of the impaired assets became the new cost basis as of December 31, 2001. As a result of the lower cost bases, depreciation and amortization decreased significantly during the ten months ended October 31, 2002. On October 31, 2002, as a result of our reorganization and in accordance with fresh-start accounting requirements under SOP 90-7, we further adjusted the carrying values of our property, plant and equipment and intangible assets based on their estimated relative fair values, which we determined in consultation with external valuation specialists. As a result of additional write-downs to fixed assets, depreciation decreased further during the two months ended December 31, 2002 and the year ended December 31, 2003. Additionally, amortization expense decreased as a result of the reversal of certain valuation allowances for deferred tax assets created in connection with our application of fresh-start accounting, which we recorded as a reduction to intangible assets existing at our emergence from reorganization.

Interest Expense. We reported interest expense incurred during our Chapter 11 reorganization only to the extent that it would be paid during the reorganization or if it was probable that it would be an allowed claim. Principal and interest payments could not be made on pre-petition debt subject to compromise without approval from the bankruptcy court or until the plan of reorganization defining the repayment terms was confirmed. Further, the Bankruptcy Code generally disallowed the payment of post-petition interest that accrued with respect to unsecured or under secured claims. As a result, we did not accrue interest that we believed was not probable of being treated as an allowed claim. During the ten months ended October 31, 2002, we did not accrue interest aggregating $134.6 million on our senior redeemable notes because payment of this interest was not probable. In connection with the confirmation of our plan of reorganization, our senior redeemable notes were extinguished and we repurchased the outstanding balance of Nextel Argentina's credit facilities from its creditors. As a result, interest expense for the two months ended December 31, 2002 and for the years ended December 31, 2003 and December 31, 2004 decreased significantly compared to prior years. The decrease in interest expense during the year ended December 31, 2003 was also due to a reduction in interest expense related to the $100.0 million principal prepayment of our international equipment facility and the extinguishment of the Brazil equipment facility in September 2003, partially offset by interest expense recognized during 2003 as a result of financing obligations incurred in connection with the sale-leaseback of commercial towers and interest expense recognized on our 3.5% convertible notes that we issued in September 2003. The decrease in interest expense during the year ended December 31, 2004 was due to a reduction in interest expense related to the $125.0 million pay-off of our international equipment facility and the retirement of substantially all of our 13.0% senior secured discount notes through a cash tender offer in March 2004, partially offset by interest expense recognized during 2004 on our 2.875% convertible notes that we issued in January 2004.

Reorganization Items, Net. In accordance with SOP 90-7, we classified in reorganization items all items of income, expense, gain or loss that were realized or incurred because we were in reorganization. We expensed as incurred professional fees associated with and incurred during our reorganization and reported them as reorganization items. In addition, during the second quarter of 2002, we adjusted the carrying value of our senior redeemable notes to their face values by writing off the remaining unamortized discounts totaling $92.2 million. We also wrote off the entire remaining balance of our debt financing costs of $31.2 million. We also classified in reorganization items interest income earned by NII Holdings, Inc. or NII Holdings (Delaware), Inc. that would not have been earned but for our Chapter 11 filing. In addition, as a result of our reorganization and our application of fresh-start accounting, we recognized in reorganization items a $2.3 billion gain on the extinguishment of our old senior notes, partially offset by a $115.1 million charge related to the revaluation of our assets and liabilities. Additional information regarding these transactions can be found in Note 3 to the audited consolidated financial statements included at the end of this annual report on Form 10-K.

(Loss) Gain on Extinguishment of Debt, Net. The $101.6 million net gain on extinguishment of debt for the ten months ended October 31, 2002 represents a gain we recognized on the settlement of Nextel Argentina's credit facilities in connection with the confirmation of our plan of reorganization. The $22.4 million net gain on extinguishment of debt for the year ended December 31, 2003 represents a gain we recognized in connection with the settlement of our Brazil equipment facility. The $79.3 million net loss on early extinguishment of debt for the year ended December 31, 2004 represents a loss we incurred in connection with the retirement of substantially all of our 13.0% senior secured discount notes through a cash tender offer in March 2004.

Foreign Currency Transaction Gains (Losses), Net. Our operations are subject to fluctuations in foreign currency exchange rates. We recognize gains and losses on U.S. dollar-denominated assets and liabilities in accordance with SFAS No. 52, "Foreign Currency Translation." As a result, significant fluctuations in exchange rates can result in large foreign currency transaction gains and losses.

In January 2002, the Argentine government devalued the Argentine peso from its previous one-to-one peg with the U.S. dollar. Subsequently, the Argentine peso-to-dollar exchange rate significantly weakened in value. As a result, during the ten months ended October 31, 2002, Nextel Argentina recorded $137.8 million in foreign currency transaction losses primarily related to its former U.S. dollar-denominated credit facilities. As a result of the settlement of our Argentine credit facilities in November 2002, our foreign currency transaction loss exposure in Argentina was significantly reduced.

Realized (Losses) Gains on Investments, Net. In October 2000, TELUS Corporation, a publicly traded Canadian telecommunications company, acquired Clearnet Communications, Inc., a publicly traded Canadian company in which we owned an equity interest. In connection with this acquisition, we exchanged our 8.4 million shares of Clearnet stock for 13.7 million shares of TELUS stock, representing about 4.8% of the ownership interest in TELUS. We recorded a pre-tax gain of about $239.5 million in the fourth quarter of 2000 related to this transaction. During the third quarter of 2001, in connection with our review of our investment portfolio, we recognized a $188.4 million reduction in fair value of our investment in TELUS, based on its stock price as of September 30, 2001. During the fourth quarter of 2001, we sold our investment in TELUS and recognized a $41.6 million pre-tax gain related to the sale.

Equity in Gains (Losses) of Unconsolidated Affiliates. Prior to 2001, we recorded equity in gains (losses) of unconsolidated affiliates related to our equity method investments in Nextel Philippines and NEXNET. As a result of the consolidation of Nextel Philippines during the third quarter of 2000 and the sale of our entire minority interest investment in NEXNET, we no longer record equity in gains (losses) of unconsolidated affiliates. Equity in gains of unconsolidated affiliates for 2001 represents a $9.6 million gain realized during the fourth quarter of 2001 on the sale of our minority interest investment in NEXNET.

Minority Interest in Losses of Subsidiaries. We acquired the remaining minority shareholders' equity interests in Nextel Brazil and Nextel Peru in the second quarter of 2000.

Income Tax (Provision) Benefit. The $27.6 million increase in the income tax provision from the year ended December 31, 2003 to the year ended December 31, 2004 primarily resulted from a $23.2 million current income tax benefit that we recorded in 2003 due to the reversal of valuation allowance on post-reorganization deferred tax assets in the U.S.

During the two months ended December 31, 2002, we incurred a net income tax provision of $24.9 million, which primarily relates to deferred income tax expense in Mexico, Argentina and Peru, as well as current income tax expense in Mexico and withholding tax in the U.S. During the ten months ended October 31, 2002, we incurred a net income tax provision of $29.3 million, which primarily relates to current U.S. income tax of $25.8 million.

During 2001, we recognized a net income tax benefit of $68.8 million primarily due to the reduction of estimated future tax effects of temporary differences related to the value of our licenses held by our operating companies as a result of our asset impairment charges, partially offset by taxes incurred by our U.S. corporate entities related to interest income and services provided to our markets.

Income (Loss) from Discontinued Operations. In the fourth quarter of 2002, we sold our remaining direct and indirect ownership in Nextel Philippines. As a result of this sale and in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we presented the financial results of Nextel Philippines as discontinued operations for all periods presented.

Cumulative Effect of Change in Accounting Principle. Until September 30, 2004, we presented the financial statements of our consolidated foreign operating companies utilizing accounts as of a date one month earlier than the accounts of our parent company, U.S. subsidiaries and our non-operating non-U.S. subsidiaries, which we refer to as our one-month lag reporting policy, to ensure timely reporting of consolidated results. As a result, each year the financial position, results of operations and cash flows of each of our wholly-owned foreign operating companies in Mexico, Brazil, Argentina, Peru and Chile were presented as of and for the year ended November 30. In contrast, financial information relating to our parent company, U.S. subsidiaries and our non-operating non-U.S. subsidiaries was presented as of and for the year ended December 31.

We eliminated the one-month reporting lag for the year ended December 31, 2004 and report consolidated results using a consistent calendar year reporting period for the entire Company for 2004. We accounted for the elimination of the one-month lag reporting policy as a change in accounting principle effective January 1, 2004 (see Note 2 to our consolidated financial statements).

As a result, we treated the month of December 2003, which was normally the first month in the fiscal year of our foreign operating companies, as the lag month, and our 2004 fiscal year for all of our foreign operating companies now begins with January 2004 and ends with December 2004.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

INDEX TO MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

A. Executive Overview

Our principal objective is to grow our business in selected markets in Latin America by providing differentiated, high value wireless communications services to business customers, while improving profitability and cash flow. We intend to continue growing our business in a measured fashion, with a primary focus on generating earnings growth and free cash flow and maintaining appropriate controls on costs and capital expenditures. We will seek to add subscribers at rates which do not negatively impact our operating metrics. We may also explore financially attractive opportunities to expand our network coverage in areas where we currently do not provide wireless service. Based on the low wireless penetration in our markets and our current market share in our target customer segment, we believe that we can continue our current subscriber and revenue growth trends while improving our profitability. We believe we will be successful in meeting our objective by:

Focusing on Major Business Centers in Key Latin American Markets. We operate primarily in large urban markets in Latin America that have a concentration of high usage business customers. We target these markets because we believe they offer favorable long-term growth prospects for our wireless communications services. The cities in which we operate account for a high proportion of total economic activity in each of their respective countries and provide us with a large potential market without the need to build out nationwide wireless coverage. We believe that there are significant opportunities for growth in these markets due to relatively low overall wireless penetration rates and the large number of target business customers.

Targeting High Value Business Customers. We focus on high end, post-paid customers, targeting primarily businesses because they value our multi-function handsets and our high level of customer service. Our typical customers have between 3 and 30 handsets, while some of our largest customers have over 500 handsets under contract. We believe that our focus on these business customers is a key reason why we have a significantly higher monthly average revenue per unit than reported by our competitors.

Providing Differentiated Services. We have traditionally been the only wireless service provider in Mexico, Peru and Brazil that offers digital mobile telephone service and "push-to-talk" digital radio communication, fully integrated in a single wireless device in, among and throughout our service areas in each of these countries. Our unique Direct Connect push-to-talk service provides significant value to our customers by eliminating the long distance and domestic roaming fees charged by other wireless service providers, while also providing added functionality due to the near-instantaneous nature of the communication and the ability to communicate on a one-to-many basis. Our competitors have begun to introduce competitive PoC (push-to-talk over cellular) products, but we believe that the quality of our Direct Connect service is superior at this time. We add further value by customizing data applications that enhance the productivity of our business customers, such as vehicle and delivery tracking, order entry processing and workforce monitoring applications. We also provide International Direct Connect service, in conjunction with Nextel Communications, Nextel Partners and Telus, which allows subscribers to communicate instantly across national borders with our subscribers in Mexico, Brazil, Argentina and Peru and with Nextel Communications and Nextel Partners subscribers in the United States and Telus subscribers in Canada.

Delivering Superior Customer Service. In addition to our unique service offerings, we seek to further differentiate ourselves by providing a higher level of customer service generally than our competitors. We work proactively with our customers to match them with service plans offering greater perceived value. After analyzing customer usage and expense data, we strive to minimize a customer's per minute costs while increasing his overall usage of our array of services, thereby providing higher value to our customers while increasing our monthly revenues. This goal is also furthered by our efforts during and after the sales process to educate customers about our services, multi-function handsets and rate plans. In addition, we have implemented proactive customer retention and "customer for life" programs to increase customer satisfaction and retention. We believe that many of our competitors, who have primarily lower revenue generating prepaid customer bases, do not generally offer the same level of service to customers.

Selectively Expanding our Service Areas. We believe that we have significant opportunities to grow through selective expansion of our service into additional areas within the countries in which we currently operate. Such expansion may involve building out certain areas in which we already have spectrum, obtaining additional 800 MHZ spectrum in new areas which would enable us to expand our network service areas, and further developing our business in key urban areas along the U.S.-Mexico border. In addition, we may consider selectively expanding into other Latin American countries where we do not currently operate. As a result of the spectrum that we won in the March 2005 spectrum auctions in Mexico, we plan to significantly expand our service areas in Mexico over the next several years and increase our covered population from about 40 million to about 60 million. See "Capital Expenditures" for a discussion of the factors that drive our capital spending.

Foreign Currency Exposure

Nearly all of our revenues are denominated in non-U.S. currencies, although a significant portion of our capital and operating expenditures, including imported network equipment and handsets, and substantially all of our outstanding debt, are denominated in U.S. dollars. Accordingly, fluctuations in exchange rates relative to the U.S. dollar could have a material adverse effect on our earnings or assets. For example, the economic upheaval in Argentina in 2002 led to the unpegging of the Argentine peso to the U.S. dollar exchange rate and the subsequent significant devaluation of the Argentine peso. As a result, we recognized significant foreign currency transaction losses in Argentina in 2002 and our revenues and earnings were significantly adversely affected. Any depreciation of local currencies in the countries in which our operating companies conduct business may also result in increased costs to us for imported equipment and may, at the same time, decrease demand for our products and services in the affected markets. Additional information regarding the impact of weakening currency rates is included in the discussion of our segments under "Results of Operations."

Recent Developments

Convertible Notes Issuance. In January 2004, we issued $250.0 million aggregate principal amount of 2.875% convertible notes due 2034, which we refer to as our 2.875% notes. In addition, we granted the initial purchaser an option to purchase up to an additional $50.0 million principal amount of 2.875% notes, which was exercised in full in February 2004. As a result, we issued an additional $50.0 million aggregate principal amount of 2.875% notes, resulting in total net proceeds of $291.6 million. Our 2.875% notes are senior unsecured obligations and rank equal in right of payment with all of our other existing and future senior unsecured debt. Historically, some of our long-term debt has been secured and may be secured in the future. In addition, since we conduct all of our operations through our subsidiaries, our 2.875% notes effectively rank junior in right of payment to all liabilities of our subsidiaries. The 2.875% notes bear interest at a rate of 2.875% per year, payable semi-annually in arrears and in cash on February 1 and August 1 of each year, beginning August 1, 2004. The 2.875% notes will mature on February 1, 2034, when the entire principal balance of $300.0 million will be due.

The noteholders have the right to require us to repurchase the 2.875% notes on February 1 of 2011, 2014, 2019, 2024 and 2029 at a repurchase price equal to 100% of the principal amount, plus any accrued and unpaid interest up to but excluding the repurchase date. In addition, if a fundamental change or termination of trading, as defined, occurs prior to maturity, the noteholders have a right to require us to repurchase all or part of the notes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

The 2.875% notes are convertible, at the option of the holder, into shares of our common stock at a current conversion rate of 18.7830 shares per $1,000 principal amount of notes, which is equivalent to a conversion price of about $53.24 per share. The conversion rate is subject to adjustments upon the occurrence of certain specific events. The 2.875% notes are convertible at any time prior to the close of business on the final maturity date under any of the following circumstances:

- during any fiscal quarter commencing after March 31, 2004, if the closing sale price of our common stock exceeds 120% of the then conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter;
- during the five business day period after any five consecutive trading day period in which the trading price per note for each day of this period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes subject to certain limitations;
- if the notes have been called for redemption by us; or
- upon the occurrence of specified corporate events.

We have the option to satisfy the conversion of the 2.875% notes in shares of our common stock, in cash or a combination of both.

As of December 31, 2004, our 2.875% convertible notes did not meet any of the criteria necessary for conversion into shares of our common stock.

The conversion rate of the 2.875% notes is subject to adjustment if any of the following events occurs:

- we issue common stock as a dividend or distribution on our common stock;
- we issue to all holders of common stock certain rights or warrants to purchase our common stock;
- we subdivide or combine our common stock;
- we distribute to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding the rights, warrants, dividends or distributions specified above;
- we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to this tender or exchange offer; or
- someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending the rejection of the offer, subject to certain conditions.

On or after February 7, 2011, we may redeem for cash some or all of the 2.875% notes for a price equal to 100% of the principal amount of the 2.875% notes to be redeemed, plus any accrued and unpaid interest (including additional amounts, if any). Neither we, nor any of our subsidiaries, are subject to any financial covenants under our 2.875% notes. In addition, the indenture governing our 2.875% notes does not restrict us or any of our subsidiaries from paying dividends, incurring debt, or issuing or repurchasing our securities.

Stock Split. On February 26, 2004, we announced a 3-for-1 common stock split which was effected in the form of a stock dividend that was paid on March 22, 2004 to holders of record as of March 12, 2004. All share and per share amounts in this annual report on Form 10-K related to NII Holdings, Inc. for the period from and after November 1, 2002, which we refer to as our Successor Company, have been updated to reflect the common stock split.

Repayment of International Equipment Facility. In February 2004, in compliance with our international equipment facility credit agreement, we prepaid, at face value, $72.5 million of the $125.0 million in outstanding principal and related accrued interest of $0.4 million. We did not realize a gain or loss on this prepayment. In July 2004, we paid the remaining $52.6 million in outstanding principal and related accrued interest under our international equipment facility. Under the terms of the international equipment facility and related agreements, Motorola Credit Corporation was a secured creditor and held senior liens on substantially all of our assets, as well as the assets of our various foreign and domestic subsidiaries and affiliates. As a result of the extinguishment of this facility, Motorola Credit Corporation released its liens on these assets, all restrictive covenants under this facility were terminated and all obligations under this facility were discharged. We did not recognize any gain or loss as a result of any of these transactions. In addition, prior to the extinguishment of this facility, Motorola Credit Corporation owned one outstanding share of our special director preferred stock, which gave Motorola Credit Corporation the right to nominate, elect, remove and replace one member of our board of directors. Mr. Charles F. Wright, one of the directors on our board, was elected by Motorola through these rights under the special director preferred stock. In connection with the repayment of this facility, Mr. Wright resigned as a member of our board of directors on September 13, 2004, and the preferred stock held by Motorola Credit Corporation was automatically terminated.

Repurchase and Defeasance of 13.0% Senior Secured Discount Notes. In March 2004, NII Holdings (Cayman), Ltd. (NII Cayman), one of our wholly-owned subsidiaries, retired substantially all of its $180.8 million aggregate principal amount 13.0% senior secured discount notes due 2009 through a cash tender offer at a premium over par, resulting in a $79.3 million pre-tax loss, including a $47.2 million write-off of the unamortized discount and $2.3 million in charges representing the write-off of debt financing costs and the payment of transaction costs. NII Cayman financed this tender offer with intercompany loans from NII Holdings and cash on hand. We used a portion of our proceeds from the issuance of our 2.875% notes to fund these intercompany loans to NII Cayman.

In July 2004, the trustee for our 13.0% senior secured discount notes due 2009 released its security interests in the underlying collateral, and the remaining amount under these notes was defeased. As a result, our assets are no longer pledged as collateral under these notes.

Income Taxes. During 2003, we reversed $98.6 million of our deferred tax asset valuation allowance as a reduction to intangible assets existing at our emergence from reorganization in accordance with the American Institute of Certified Public Accountants' Statement of Position, or SOP, 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." Since these valuation allowances existed as of the date of the application of fresh-start accounting, we recorded the reversals as a reduction to our remaining intangible assets existing at emergence from reorganization. We recorded the reversal of valuation allowances related to deferred tax assets generated subsequent to our reorganization as a tax benefit in the amount of $1.2 million during 2003.

We continued to assess the realizability of certain deferred tax assets throughout the first three quarters of 2004 consistent with the methodology employed during 2003. During the first quarter of 2004, we reversed valuation allowance associated with deferred tax assets in Mexico due to additional information regarding our expected profitability within certain Mexican operations. We did not reverse any deferred tax asset valuation allowance during the second or third quarters of 2004.

During the fourth quarter of 2004, we expanded the analysis of future projections that we performed in our assessment due to an additional year of profitability in 2004. As a result of our assessment, we reversed deferred tax asset valuation allowances in Mexico, Argentina and Peru.

In accordance with SOP 90-7, we recorded the reversals of valuation allowances that existed as of the date of the application of fresh-start accounting first as a reduction to our intangible assets existing at emergence from reorganization until fully exhausted and then as an increase to paid-in capital. We recorded reversals of valuation allowances on deferred tax assets created after emergence from reorganization as an income tax benefit. The following table reflects the impact of the deferred tax asset valuation allowance reversals that we recorded during 2004 on our intangible assets, stockholders' equity and income tax provision:

	Three Months Ended March 31, 2004	Three Months Ended December 31, 2004	Year Ended December 31, 2004
		(in thousands)	
Reduction to intangible assets	$11,938	$ 15,932	$ 27,870
Increase to stockholders' equity	—	128,922	128,922
Reduction to income tax provision	1,277	12,145	13,422
Total	$13,215	$156,999	$170,214

Realization of any additional deferred tax assets in any of our markets depends on future profitability in these markets. Our ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, technology trends, political uncertainties, competitive pressures and other factors beyond management's control. If our operations demonstrate profitability, we may reverse additional deferred tax asset valuation allowances in the future. We will continue to evaluate the deferred tax asset valuation allowance balances in all of our foreign operating companies and in our U.S. companies throughout 2005 to determine the appropriate level of valuation reserves.

Mexico Syndicated Loan. In October 2004, we closed on a $250.0 million, five year syndicated loan facility in Mexico. The facility can be drawn down, under certain conditions, within 180 days from the date of closing. Of the total amount of the facility, $129.0 million will be denominated in U.S. dollars, with a floating interest rate based on LIBOR, $31.0 million will be denominated in Mexican pesos, with a floating interest rate based on the Mexican reference rate TIIE, and $90.0 million will be denominated in Mexican pesos, at an interest rate fixed at the time of funding. We intend to hedge the currency and interest rate risks so that the facility is an effective fixed rate Mexican peso credit facility. As of December 31, 2004, we have not drawn on this loan.

Mexico Derivative Transaction. In November 2004, our Mexican operating company, which we refer to as Nextel Mexico, entered into a hedge agreement to reduce its foreign currency transaction risk associated with a portion of its U.S. dollar forecasted capital expenditures and handset purchases. Under the November 2004 agreement, Nextel Mexico purchased a U.S. dollar call option for $3.6 million and sold a call option on the Mexican peso for $0.9 million for a net cost of $2.7 million. The hedge agreement covers $120.0 million of purchases in the 2005 calendar year.

Change in Accounting Principle. Until September 30, 2004, we presented the financial information of our consolidated foreign operating companies in our consolidated financial statements utilizing accounts as of a date one month earlier than the accounts of the parent company, U.S. subsidiaries and our non-operating non-U.S. subsidiaries, which we refer to as our one-month lag reporting policy. As a result, each year the financial position, results of operations and cash flows of each of our wholly-owned foreign operating companies in Mexico, Brazil, Argentina, Peru and Chile were presented as of and for the year ended November 30. In contrast, financial information relating to our U.S. subsidiaries and our non-operating non-U.S. subsidiaries was presented as of and for the year ended December 31.

Over the past several years, we have redesigned processes to increase the timeliness of internal reporting. We have established common and updated financial information systems. As a result of these improvements, we eliminated the one-month reporting lag on October 1, 2004, effective January 1, 2004, and report consolidated results using a consistent calendar year reporting period for the entire company (see Note 2 to our audited consolidated financial statements).

We accounted for the elimination of the one-month lag reporting policy as a change in accounting principle in accordance with Accounting Principle Board, or APB, Opinion No. 20, "Accounting Changes," effective January 1, 2004. Under APB Opinion No. 20, a change in accounting principle is determined in the beginning of period of change. As a result, we treated the month of December 2003, which was normally the first month in the fiscal year of our foreign operating companies, as the lag month, and our

2004 fiscal year for all of our foreign operating companies now begins with January 2004 and ends with December 2004.

Amended Filings. On March 28, 2005, we filed an amended and restated annual report on Form 10-K/A for the 2003 fiscal year. We also filed amended and restated quarterly reports on Form 10-Q/A as of and for each of the periods ended March 31, 2004, June 30, 2004 and September 30, 2004. We restated our consolidated financial statements for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and the first three quarters of 2004 and 2003 to correct for bookkeeping errors at our operating company in Mexico, accounting for deferred tax asset valuation allowance reversals and various other items (see Note 20 to our consolidated financial statements).

Subsequent Events

Spectrum Auction. On January 10, 2005, the Mexican government began an auction for spectrum in the 806-821 MHz to 851-866 MHz frequency band. Inversiones Nextel de Mexico, a subsidiary of Nextel Mexico, participated in this auction. The spectrum auction was divided into three separate auctions: Auction 15 for Northern Mexico Zone 1, Auction 16 for Northern Mexico Zone 2 and Auction 17 for Central and Southern Mexico. The auctions were completed between February 7 and February 11. Nextel Mexico won an average of 15 MHz of nationwide spectrum, except for Mexico City, where no spectrum was auctioned off and where Nextel Mexico has licenses covering approximately 21 MHz. The corresponding licenses and immediate use of the spectrum were granted to Inversiones Nextel de Mexico on March 17, 2005. These new licenses have an initial term of 20 years, the expected amortization period of the licenses, and are renewable thereafter for 20 years. Nextel Mexico paid an up-front fee of $3.4 million for these licenses, excluding certain annual fees.

Brazilian Contingencies

Nextel Brazil has received various assessment notices from state and federal Brazilian authorities asserting deficiencies in payments related primarily to value added taxes and import duties based on the classification of equipment and services. Nextel Brazil has filed various administrative and legal petitions disputing these assessments. In some cases Nextel Brazil has received favorable decisions, which are currently being appealed by the respective governmental authority. In other cases Nextel Brazil's petitions have been denied and Nextel Brazil is currently appealing those decisions. Nextel Brazil is also disputing various other claims. As a result of ongoing analysis, further consultations with external legal counsel, settlement of certain matters, and the expiration of the statue of limitations for certain contingencies during 2004, Nextel Brazil reduced its liabilities by $35.4 million. Of this total, we recorded $14.4 million as a reduction to operating expenses, reclassified $12.6 million of a settled claim to current liabilities for payment and recorded the remainder to other income.

During 2003, we reversed $6.3 million in liabilities. Of this total, we recorded $4.6 million as a reduction to operating expenses and the remainder to other income.

As of December 31, 2004 and 2003, Nextel Brazil had accrued liabilities of $26.4 million and $61.8 million, respectively, related to contingencies of which $23.2 million and $59.4 million were classified as other long-term liabilities and $3.2 million and $2.4 million were classified as accrued expenses. We currently estimate the range of possible losses related to matters for which we have not accrued liabilities to be between $51.5 million and $55.5 million as of December 31, 2004. We are continuing to evaluate the likelihood of probable and possible losses, if any, related to all known contingencies. As a result, future increases or decreases to our accrued contingencies may be necessary.

Mexican Tax Contingencies

On December 31, 2001, the Mexican Congress created a new tax on the revenues of telecommunications companies, which Nextel Mexico legally disputed. In November 2002, the Mexican tax authority confirmed that Nextel Mexico's interconnection services were exempt from payment under the 2002 Telecommunications Tax Law. The tax authority also stated that, in its opinion, dispatch, paging and value-added services were taxable services and had no applicable exceptions. Nextel Mexico continued to accrue and pay taxes related to these services. Nextel Mexico also initiated legal proceedings with respect to the payments made under the 2002 Telecommunications Tax Law. The legal proceedings are ongoing.

On December 31, 2002, the Mexican Congress amended the tax on the revenues of telecommunications companies and enacted the 2003 Telecommunications Tax Law. With respect to our interconnection services, based on guidance provided by our legal advisors, we believe such services were exempt from the 2003 Law. Consequently, Nextel Mexico did not accrue taxes specifically related to revenue derived from such services. However, with respect to our dispatch, paging and value-added services, Nextel Mexico initiated a legal proceeding to dispute the 2003 Telecommunications Tax Law. As of January 1, 2004, the Mexican Congress repealed the telecommunications tax on a prospective basis. In the fourth quarter of 2004, we terminated the legal proceedings and paid $13.5 million for the taxes accrued as liabilities during 2003.

As of December 31, 2004 and 2003, Nextel Mexico had accrued liabilities of $3.0 million and $14.4 million related to various other contingencies.

Argentine Contingencies

During 2004, Nextel Argentina recorded a $7.9 million liability for an increase in local turnover taxes. Specifically, in one of the markets in which we operate, the city government had previously increased the turnover tax rate from 3% to 6% of revenues for cellular companies. From a regulatory standpoint, we are not considered a cellular company. As a result, we continue to pay the turnover tax at the existing rate and record a liability for the differential between the old rate and the new rate. Similarly, one of the provincial governments in one of the markets where we operate had also increased their turnover tax rate from 3% to 4.5% of revenues for cellular companies. Consistent with our earlier position, we continue to pay the turnover tax at the existing rate and accrue a liability for the increase in the rate. During 2004, we also recorded a $2.2 million liability for various municipality charges levied on Nextel Argentina typically related to the use or construction of our sites or towers. As of December 31, 2004 and 2003, Nextel Argentina had recorded $17.9 million and $7.3 million, respectively, as liabilities.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

The SEC has defined a company's critical accounting policies as those that are most important to the portrayal of the company's financial condition and results of operations, and which require a company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results. For additional information see Note 1 to our audited consolidated financial statements included at the end of this annual report on Form 10-K.

Revenue Recognition. While our revenue recognition policy does not require the exercise of significant judgment or the use of significant estimates, we believe that our policy is significant as revenue is a key component of our results of operations.

Operating revenues primarily consist of service revenues and revenues generated from the sale of digital handsets and accessories. Service revenues primarily include fixed monthly access charges for digital mobile telephone service and digital two-way radio and other services including revenues from calling party pays programs and variable charges for airtime and digital two-way radio usage in excess of plan minutes, long-distance charges and international roaming revenues derived from calls placed by our customers.

We also have other less significant sources of revenues. Other revenues primarily include revenues generated from our handset maintenance programs, roaming revenues generated from other companies' customers that roam on our networks and co-location rental revenues from third party tenants that rent space on our towers.

We recognize revenue for access charges and other services charged at fixed amounts ratably over the service period, net of credits and adjustments for service discounts. We recognize excess usage, local, long distance and calling party pays revenue at contractual rates per minute as minutes are used. We record cash received in excess of revenues earned as deferred revenues.

We bill excess usage to our customers in arrears. In order to recognize the revenues originated from excess usage subsequent to customer invoicing through the end of the reporting period, we estimate the unbilled portion based on the usage that the handset had during the part of the month already billed, and we use this actual usage to estimate the unbilled usage for the rest of the month taking into consideration working days and seasonality. Our estimates are based on our experience in each market. We periodically evaluate our estimation process by comparing our estimates to actual excess usage revenue billed the following month. As a result, actual usage could differ from our estimates.

From January 1, 2002 through October 31, 2002, we recognized revenue from handset sales on a straight-line basis over the expected customer relationship periods of up to four years, starting when the customer took title. Effective November 1, 2002, in connection with our adoption of fresh-start accounting in accordance with SOP 90-7, we revised our revenue recognition policy in connection with our adoption of Emerging Issues Task Force, or EITF, Issue No. 00-21. We believe that we meet the criteria contained in EITF No. 00-21 for separately accounting for sales of our handsets, namely, our handsets have value to the customer on a standalone basis; there is objective and reliable evidence of the fair value of the wireless service that we provide; and delivery of wireless service is probable and substantially in our control. As a result, we now recognize all revenue from sales and related cost of sales of handsets when title and risk of loss passes to the customer. This change did not impact our operating income for the two months ended December 31, 2002 or for the years ended December 31, 2003 and 2004 and will not change operating income in future periods. We recognize revenue from accessory sales when title and risk of loss passes upon delivery of the accessory to the customer.

We recognize revenue generated from our handset maintenance programs on a monthly basis at fixed amounts over the service period. We recognize roaming revenues at contractual rates per minute as minutes are used. We recognize co-location revenues from third party tenants on a monthly basis based on the terms set by the underlying agreements.

Allowance for Doubtful Accounts. We establish an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. Our methodology for determining our allowance for doubtful accounts receivable requires significant estimates. Since we have several hundred thousand accounts, it is impractible to review the collectibility of all individual accounts when we determine the amount of our allowance for doubtful accounts receivable each period. Therefore, we consider a number of factors in establishing the allowance, including historical collection experience, current economic trends, estimates of forecasted write-offs, agings of the accounts receivable portfolio and other factors. While we believe that the estimates we use are reasonable, actual results could differ from those estimates.

Valuation of Long-Lived Assets. We review long-lived assets such as property, plant and equipment and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A review of our long-lived assets requires us to make estimates of our undiscounted cash flows over several years into the future in order to determine whether our long-lived assets were impaired. If the total of the expected undiscounted future cash flows is less than the carrying amount of the assets, we are required to make estimates of the fair value of our long-lived assets in order to calculate the loss, if any, equal to the difference between the fair value and carrying value of the assets. We make significant assumptions and estimates in this process regarding matters that are inherently uncertain, such as future cash flows, remaining useful lives, discount rates and growth rates. The resulting cash flows are computed over an extended period of time, which subjects those assumptions and estimates to an even larger degree of uncertainty. When known and available, we also use comparable values of similar businesses in lieu of or to corroborate the results from the discounted cash flows approach, although this is generally not entirely comparable since our network technology is proprietary, not widely adopted and relies on the efforts of primarily one vendor for infrastructure, handsets, development and maintenance activities. In conducting these valuations, we generally engage an independent third party valuation expert to review and validate our methodology and conclusions. While we believe that the estimates we use are reasonable, different assumptions regarding these future cash flows, discount rates and growth rates could materially affect our valuations.

Lastly, we record any reversals of deferred tax asset valuation allowances that were in existence at the time of our emergence from Chapter 11 reorganization first as a reduction to our intangibles assets existing at our emergence from reorganization until fully exhausted and then as an increase to paid-in capital.

Depreciation of Property, Plant and Equipment. Our business is capital intensive because of our digital mobile networks. We record at cost our digital network assets and other improvements that in management's opinion, extend the useful lives of the underlying assets, and depreciate the assets over their estimated useful lives. We calculate depreciation using the straight-line method based on estimated useful lives of 3 to 20 years for digital mobile network equipment and software and 3 to 10 years for office equipment, furniture and fixtures, and other. We amortize leasehold improvements over the shorter of the lease terms or the useful lives of the improvements. Our digital mobile networks are highly complex and, due to constant innovation and enhancements, certain components of the networks may lose their utility faster than anticipated. We periodically reassess the economic life of these components and make adjustments to their expected lives after considering historical experience and capacity requirements, consulting with the vendor and assessing new product and market demands and other factors. When these factors indicate network components may not be useful for as long as originally anticipated, we depreciate the remaining book value over the remaining useful lives. Further, the timing and deployment of any new technologies could affect the estimated remaining useful lives of our digital network assets, which could have a significant impact on our results of operations in the future.

Amortization of Intangible Assets. We record our licenses at historical cost and amortize them using the straight-line method based on an estimated useful life of 20 years. The terms of our licenses, including renewals, range from 30 to 40 years. However, the wireless telecommunications industry is experiencing significant technological change. Future technological advancements may render iDEN technology obsolete. Additionally, the political and regulatory environments in the markets we serve are continuously changing and, in many cases, the renewal fees could be significant. Therefore, we do not view the renewal of our licenses to be perfunctory. As a result, we classify our licenses as finite lived assets. Our licenses and the requirements to maintain the licenses are subject to renewal after the initial term, provided that we have complied with applicable rules and policies in each of our markets. We intend to comply, and believe we have complied, with these rules and policies in all material respects. However, because governmental authorities have discretion as to the grant or renewal of licenses, our licenses may not be renewed, which could have a significant impact on our estimated useful lives. This would affect our results of operations in the future.

Foreign Currency. Results of operations for our non-U.S. subsidiaries and affiliates are translated from the designated functional currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Resulting gains or losses from translating foreign currency financial statements are reported as other comprehensive (loss) income.

Because average exchange rates are used to translate the operations of our non-U.S. subsidiaries, our operating companies' trends may be impacted by the translation. For example, in-country U.S. dollar-based trends may be accentuated or attenuated by changes in translation rates.

The effects of changes in exchange rates associated with U.S. dollar denominated intercompany loans to our foreign subsidiaries that are of a long-term investment nature are reported as part of the cumulative foreign currency translation adjustment in our consolidated financial statements. We view the intercompany loans from our U.S. subsidiaries to Nextel Brazil and Nextel Chile as of a long-term investment nature. In contrast, the effects of exchange rates associated with U.S. dollar denominated intercompany loans to our foreign subsidiaries that are due, or for which repayment is anticipated, in the foreseeable future, are reported as foreign currency transaction (losses) gains, net in our consolidated statements of operations. As a result, our determination of whether intercompany loans are of a long-term investment nature can have a significant impact on the calculation of foreign currency transaction (losses) gains and the foreign currency translation adjustment.

Loss Contingencies. We account for and disclose loss contingencies such as pending litigation and actual or possible claims and assessments in accordance with SFAS No. 5, "Accounting for Contingencies." SFAS No. 5 requires us to make judgments regarding future events, including an assessment relating to the likelihood that a loss has occurred and an estimate of the amount of such loss. In assessing loss contingencies, we often seek the assistance of legal counsel. As a result of the significant judgment required in assessing and estimating loss contingencies, actual losses realized in future periods could differ significantly from our estimates.

Reporting Under Chapter 11. Our consolidated financial statements for the two months ended December 31, 2002 and ten months ended October 31, 2002 included at the end of this annual report on 10-K reflect accounting and reporting policies required by SOP 90-7.

These policies include the following:

While we were in Chapter 11 reorganization, we segregated and classified as liabilities subject to compromise in our balance sheet those liabilities and obligations whose treatment and satisfaction were dependent on the outcome of our reorganization. If as of the date of our balance sheet there was uncertainty about whether a secured claim was under secured or impaired under our plan of reorganization, we included the entire amount of the claim in liabilities subject to compromise. Only those liabilities that were obligations of or guaranteed by NII Holdings or NII Holdings (Delaware), Inc. were included in liabilities subject to compromise. Amounts reported in liabilities subject to compromise during the year may vary significantly from the stated amounts of proofs of claim filed with the Bankruptcy Court.

We classified in reorganization items in our accompanying consolidated statements of operations all items of income, expense, gain or loss that were realized or incurred because we were in reorganization. We expensed as incurred professional fees associated with and incurred during our reorganization and reported them as reorganization items. We classified in reorganization items interest income earned by NII Holdings or NII Holdings (Delaware), Inc. that would not have been earned but for our Chapter 11 filing.

We reported interest expense incurred subsequent to our bankruptcy filing only to the extent that it would be paid during the reorganization or that it was probable as of the date of such balance sheet that it would be an allowed claim. Principal and interest payments could not be made on pre-petition debt subject to compromise without approval from the bankruptcy court or until a plan of reorganization defining the repayment terms was confirmed. Further, the Bankruptcy Code generally disallowed the payment of post-petition interest that accrued with respect to unsecured or under secured claims. As a result, we did not accrue interest that as of the date of such balance sheet we did not believe would be probable of being treated as an allowed claim. We continued to accrue interest expense related to our credit facilities with Motorola Credit Corporation, as our plan of reorganization that was confirmed by the Bankruptcy Court on October 28, 2002 contemplated the reinstatement in full of these facilities.

Consistent with SOP 90-7, we applied fresh-start accounting as of October 31, 2002 and adopted accounting principles that were required to be adopted in our financial statements within twelve months of that date. In addition, on October 31, 2002, we adjusted the carrying values of our assets and liabilities to their estimated fair values in accordance with SOP 90-7.

Stock-Based Compensation. We account for stock-based compensation under the recognition and measurement principles of Financial Accounting Standards No. 123, "Accounting for Stock Based

Compensation" ("SFAS No. 123"). As permitted by SFAS No. 123, we have chosen to continue to apply APB Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for our employee related stock plans. Accordingly, in each period, we used the intrinsic-value method to record stock based employee compensation. No compensation expense has been recognized for stock options granted to employees with an exercise price equal to or above the trading price per share of our common stock on the grant date. We account for stock-based compensation to non-employees at fair value using a Black-Scholes option pricing model in accordance with the provisions of SFAS, No. 123 and other applicable accounting principles. Since compensation expense is measured based on the estimated fair value of options rather than the intrinsic value, if we had applied SFAS No. 123 to all stock-based compensation, our results of operations would have been different. See Note 1 to our audited consolidated financial statements included in this annual report on Form 10-K for further information surrounding the effect of applying SFAS No. 123 on our results of operations.

Income Taxes. We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." As such, we use the asset and liability method under which we recognize deferred income taxes for the tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities including operating losses and tax loss carryforwards. We measure deferred tax assets and liabilities using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. We recognize the effect on deferred taxes for a change in tax rates in income in the period that includes the enactment date. We provide a valuation allowance against deferred tax assets if, based upon the weight of available evidence, we believe it is more likely than not that some or all of the deferred tax assets will not be realized.

We assess the realizability of our deferred tax assets at each reporting period. Our assessments generally consider several factors, including the reversal of existing deferred tax asset temporary differences, projected future taxable income, tax planning strategies and historical and future book income adjusted for permanent book-to-tax differences. During the fourth quarter of 2004, we expanded the analysis of future projections that we performed in our assessment due to an additional year of profitability in 2004.

Realization of any additional deferred tax assets in any of our markets depends on continued future profitability in these markets. Our ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, technology trends, political uncertainties, competitive pressures and other factors beyond management's control. If our operations continue to demonstrate profitability, we may further reverse additional deferred tax asset valuation allowance balances during 2005. We will continue to evaluate the deferred tax asset valuation allowance balances in all of our foreign operating companies and in our U.S. companies throughout 2005 to determine the appropriate level of valuation reserves.

Related Party Transactions

Transactions with Nextel Communications, Inc. In connection with our emergence from Chapter 11 reorganization on November 12, 2002, Nextel Communications purchased, through a rights offering, $50.9 million new notes of NII Holdings (Cayman) and 17,089,563 shares of the common stock that we issued, together with 4,266,501 shares of common stock that we issued to Nextel Communications in connection with the cancellation of our senior redeemable notes and in satisfaction of claims by Nextel Communications under our 1997 tax sharing agreement. As a result, Nextel Communications owned about 35.6% of our issued and outstanding shares of new common stock as of December 31, 2002.

Following Nextel Communications' sale of 9,000,000 shares of our common stock, on November 13, 2003, Nextel Communications owned, as of December 31, 2003, either directly or indirectly, 12,356,064 shares of our common stock, which represents approximately 17.9% of our issued and outstanding shares of common stock.

As of December 31, 2004, Nextel Communications owned, either directly or indirectly, approximately 17.7% of our issued and outstanding shares of common stock.

The following are descriptions of other significant transactions consummated with Nextel Communications on November 12, 2002 under our confirmed plan of reorganization. See "Item 13. — Certain Relationships and Related Transactions — Transactions with Nextel Communications" for additional information.

New Spectrum Use and Build-Out Agreement

On November 12, 2002, we and Nextel Communications entered into a new spectrum use and build-out agreement. Under this agreement, certain of our subsidiaries committed to complete the construction of our network in the Baja region of Mexico, in exchange for proceeds from Nextel Communications of $50.0 million, of which $25.0 million was received in each of 2002 and 2003. We recorded the $50.0 million as deferred revenues and expect to recognize the revenue ratably over 15.5 years, the remaining useful life of our licenses in Tijuana. As of December 31, 2004 and 2003, we had recorded $45.7 million and $49.2 million, respectively, of deferred revenues related to this agreement, of which $42.5 million and $46.0 million are classified as long-term, respectively. We commenced service on our network in the Baja region of Mexico in September 2003. As a result, during each of the years ended December 31, 2004 and 2003, we recognized $3.5 million and $0.8 million, respectively, in revenues related to this arrangement.

Tax Cooperation Agreement with Nextel Communications

We had a tax sharing agreement with Nextel Communications, dated January 1, 1997, which was in effect through November 11, 2002. On November 12, 2002, we terminated the tax sharing agreement and entered into a tax cooperation agreement with Nextel Communications under which Nextel Communications and we agreed to retain, for 20 years following the effective date of our plan of reorganization, books, records, accounting data and other information related to the preparation and filing of consolidated tax returns filed for Nextel Communications' consolidated group.

Amended and Restated Overhead Services Agreement with Nextel Communications

We had an overhead services agreement with Nextel Communications in effect through November 11, 2002. On November 12, 2002, we entered into an amended and restated overhead services agreement, under which Nextel Communications will provide us, for agreed upon service fees, certain (i) information technology services, (ii) payroll and employee benefit services, (iii) procurement services, (iv) engineering and technical services, (v) marketing and sales services, and (vi) accounts payable services. Either Nextel Communications or we can terminate one or more of the other services at any time with 30 days advance notice. Effective January 1, 2003, we no longer use Nextel Communications' payroll and employee benefit services, procurement services or accounts payable services.

Third Amended and Restated Trademark License Agreement with Nextel Communications

On November 12, 2002, we entered into a third amended and restated trademark license agreement with Nextel Communications, which superseded a previous trademark license agreement. Under the new agreement, Nextel Communications granted to us an exclusive, royalty-free license to use within Latin America, excluding Puerto Rico, certain trademarks, including but not limited to the mark "Nextel." The license agreement continues indefinitely unless terminated by Nextel Communications upon 60 days notice if we commit any one of several specified defaults and fail to cure the default within a 60 day period. Under a side agreement, until the sooner of November 12, 2007 or the termination of the new agreement, Nextel Communications agreed to not offer iDEN service in Latin America, other than in Puerto Rico, and we agreed to not offer iDEN service in the United States.

Standstill Agreement

As part of our Revised Third Amended Joint Plan of Reorganization, we, Nextel Communications and certain of our noteholders entered into a Standstill Agreement, pursuant to which Nextel Communications and its affiliates agreed not to purchase (or take any other action to acquire) any of our equity securities, or other securities convertible into our equity securities, that would result in Nextel Communications and its affiliates holding, in the aggregate, more than 49.9% of the equity ownership of us on a fully diluted basis, which we refer to as the "standstill percentage," without prior approval of a majority of the non-Nextel Communications members of the Board of Directors. We agreed not to take any action that would cause Nextel Communications to hold more than 49.9% of our common equity on a fully diluted basis. If, however, we take action that causes Nextel Communications to hold more than 49.9% of our common equity, Nextel is required to vote all shares in excess of the standstill percentage in the same proportions as votes are cast for such class or series of our voting stock by stockholders other than Nextel Communications and its affiliates.

During the term of the Standstill Agreement, Nextel Communications and its controlled affiliates have agreed not to nominate to our Board of Directors, nor will they vote in favor of the election to the Board of Directors, any person that is an affiliate of Nextel Communications if the election of such person to the Board of Directors would result in more than two affiliates of Nextel Communications serving as directors. Nextel Communications has also agreed that if at any time during the term of the Standstill Agreement more than two of its affiliates are directors, it will use its reasonable efforts to cause such directors to resign to the extent necessary to reduce the number of directors on our Board of Directors that are affiliates of Nextel Communications to two.

Transactions with Motorola, Inc. Through September 2004, we considered Motorola to be a related party.

As part of our plan of reorganization, we entered into a new master equipment financing agreement and a new equipment financing agreement with Motorola Credit Corporation. In July 2003, we entered into an agreement to substantially reduce our indebtedness under the international equipment facility to Motorola Credit Corporation. Under this agreement, in September 2003, we prepaid, at face value, $100.0 million of the $225.0 million in outstanding principal under this facility. Concurrently, we entered into an agreement with Motorola Credit Corporation to retire our indebtedness under the Brazil equipment facility. In connection with this agreement, in September 2003, we paid $86.0 million in consideration of all of the $103.2 million in outstanding principal as well as $5.5 million in accrued and unpaid interest under the Brazil equipment facility. As of December 31, 2003, we had $125.0 million in debt due to Motorola Credit Corporation.

In February 2004, in compliance with our international equipment facility credit agreement we prepaid, at face value, $72.5 million of the $125.0 million in outstanding principal to Motorola Credit Corporation using proceeds from a convertible note offering made in January 2004. In July 2004, we paid the remaining $52.6 million in outstanding principal and related accrued interest under our international equipment facility. Under the terms of the international equipment facility and related agreements, Motorola Credit Corporation was a secured creditor and held senior liens on substantially all of our assets, as well as the assets of our various foreign and domestic subsidiaries and affiliates. As a result of the extinguishment of this facility, Motorola Credit Corporation released its liens on these assets, all restrictive covenants under this facility were terminated and all obligations under this facility were discharged. We did not recognize any gain or loss as a result of either of these transactions.

Prior to the extinguishment of our international equipment facility, Motorola Credit Corporation owned one outstanding share of our special director preferred stock, which gave Motorola Credit Corporation the right to nominate, elect, remove and replace one member of our board of directors. Mr. Charles F. Wright, one of the directors on our board, was elected by Motorola through these rights under the special director preferred stock. In connection with the extinguishment of our international equipment facility and Mr. Wright's resignation as a member of our board of directors on September 13,

2004, Motorola Credit Corporation lost this right to elect one member of our board of directors and is no longer considered to be a related party.

We continue to have a number of important strategic and commercial relationships with Motorola. We purchase handsets and accessories and a substantial portion of our digital mobile network equipment from Motorola. Our equipment purchase agreements with Motorola govern our rights and obligations regarding purchases of digital mobile network equipment manufactured by Motorola. We have minimum purchase commitments under these agreements that if not met subject us to payments based on a percentage of the commitment shortfall. We also have various equipment agreements with Motorola. We and Motorola have agreed to warranty and maintenance programs and specified indemnity arrangements. We also pay Motorola for handset service and repair and training and are reimbursed for costs we incur under various marketing and promotional arrangements.

B. Results of Operation

Operating revenues primarily consist of wireless service revenues and revenues generated from the sale of digital handsets and accessories. Service revenues primarily include fixed monthly access charges for digital mobile telephone service and digital two-way radio and other services, revenues from calling party pays programs and variable charges for airtime and digital two-way radio usage in excess of plan minutes and local and long distance charges derived from calls placed by our customers. See "Revenue Recognition" above and Note 1 to our audited consolidated financial statements included at the end of this annual report on Form 10-K for a description of a recent change in our revenue recognition method related to digital handsets.

Cost of revenues primarily includes the cost of providing wireless service and the cost of digital handset and accessory sales. Cost of providing service consists largely of costs of interconnection with local exchange carrier facilities and direct switch and transmitter and receiver site costs, including property taxes, insurance costs, utility costs, maintenance costs and rent for the network switches and sites used to operate our digital mobile networks. Interconnection costs have fixed and variable components. The fixed component of interconnection costs consists of monthly flat-rate fees for facilities leased from local exchange carriers. The variable component of interconnection costs, which fluctuates in relation to the volume and duration of wireless calls, generally consists of per-minute use fees charged by wireline and wireless providers for wireless calls from our digital handsets terminating on their networks. Cost of digital handset and accessory sales consists largely of the cost of the handset and accessories, order fulfillment and installation-related expenses, as well as write-downs of digital handset and related accessory inventory for shrinkage or obsolescence.

Our service and other revenues and the variable component of our cost of service are primarily driven by the number of digital handsets in service and not necessarily by the number of customers, as one customer may purchase one or many digital handsets. Our digital handset and accessory revenues and cost of digital handset and accessory sales are primarily driven by the number of new handsets placed into service and handset upgrades provided during the year.

Selling and marketing expenses includes all of the expenses related to acquiring customers. General and administrative expenses include expenses related to billing, customer care, collections including bad debt, management information systems and corporate overhead.

Our financial results for 2002 include separate operating results prior to our emergence from Chapter 11 reorganization, which we refer to as those of the "Predecessor Company," and operating results after our emergence from Chapter 11 reorganization, which we refer to as those of the "Successor Company," reflecting the application of fresh-start accounting on October 31, 2002 that resulted from our Chapter 11 reorganization. For purposes of comparison to 2003, we combined the results of operations for the ten months ended October 31, 2002 with the results of operations for the two months ended December 31, 2002. As a result of the consummation of our plan of reorganization and the transactions that occurred as a result of the implementation of this plan on November 12, 2002, we are operating our existing business under a new capital structure. Accordingly, our consolidated financial condition and results of operations from and after our reorganization are not fully comparable to our consolidated financial condition or results of operations for periods prior to our reorganization.

1. Year Ended December 31, 2004 vs. Year Ended December 31, 2003

a. Consolidated

	Year Ended December 31, 2004	% of Consolidated Operating Revenues	Year Ended December 31, 2003	% of Consolidated Operating Revenues	Change from Previous Year	
					Dollars	Percent
			(dollars in thousands)			
Operating revenues						
Service and other revenues	$1,214,837	95 %	$ 895,615	95 %	$ 319,222	36 %
Digital handset and accessory revenues	65,071	5 %	43,072	5 %	21,999	51 %
	1,279,908	100 %	938,687	100 %	341,221	36 %
Cost of revenues						
Cost of service (exclusive of depreciation included below)	(332,487)	(26)%	(240,021)	(26)%	(92,466)	39 %
Cost of digital handset and accessory sales	(207,112)	(16)%	(134,259)	(14)%	(72,853)	54 %
	(539,599)	(42)%	(374,280)	(40)%	(165,319)	44 %
Selling and marketing expenses	(162,343)	(13)%	(128,575)	(14)%	(33,768)	26 %
General and administrative expenses	(229,228)	(18)%	(188,825)	(20)%	(40,403)	21 %
Depreciation and amortization	(98,375)	(8)%	(79,501)	(8)%	(18,874)	24 %
Operating income	250,363	19 %	167,506	18 %	82,857	49 %
Interest expense	(55,113)	(4)%	(64,623)	(7)%	9,510	(15)%
Interest income	12,697	1 %	10,864	1 %	1,833	17 %
Foreign currency transaction gains, net	9,210	1 %	8,856	1 %	354	4 %
(Loss) gain on early extinguishment of debt, net	(79,327)	(6)%	22,404	2 %	(101,731)	*NM*
Other expense, net	(2,320)	—	(12,166)	(1)%	9,846	(81)%
Income before income tax provision and cumulative effect of change in accounting principle, net	135,510	11 %	132,841	14 %	2,669	2 %
Income tax provision	(79,191)	(6)%	(51,627)	(5)%	(27,564)	53 %
Income before cumulative effect of change in accounting principle, net	56,319	5 %	81,214	9 %	(24,895)	(31)%
Cumulative effect of change in accounting principle, net of income taxes of $11,898	970	—	—	—	970	*NM*
Net income	$ 57,289	5 %	$ 81,214	9 %	$ (23,925)	(29)%

NM-Not Meaningful

1. Operating revenues

Consolidated service and other revenues increased $319.2 million, or 36%, from the year ended December 31, 2003 to the year ended December 31, 2004 primarily as a result of the following:

- a 26% increase in the average number of consolidated digital handsets in service;
- a $28.6 million increase in revenues related to handset maintenance programs;
- a $13.5 million increase in digital two-way radio and international roaming revenues; and
- a $6.7 million increase in revenues earned by Nextel Mexico and Nextel Brazil related to the co-location of third-party tenants on their communication towers.

The increase in consolidated service and other revenues is also due to an increase in average consolidated revenues per handset resulting from higher access charges and increased revenues generated from service agreements between mobile carriers.

The $22.0 million, or 51%, increase in consolidated digital handset and accessory revenues from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily the result of a 31% increase in consolidated handset sales, as well as an increase in handset upgrades provided to existing customers.

2. Cost of revenues

Consolidated cost of service increased $92.5 million, or 39%, from the year ended December 31, 2003 to the year ended December 31, 2004 mainly as a result of the following:

- a $57.2 million, or 48%, increase in interconnect costs primarily as a result of a 43% increase in consolidated minutes of use, as well as an increase in interconnect costs per minute of use, primarily in Brazil and Argentina;
- a $19.8 million, or 63%, increase in service and repair costs due to increased claims related to the handset maintenance programs in all of our markets; and
- a $9.3 million, or 11%, increase in direct switch and transmitter and receiver site costs largely due to a 14% increase in transmitter and receiver sites in service from December 31, 2003 to December 31, 2004.

Consolidated cost of digital handset and accessory sales increased $72.9 million, or 54%, from the year ended December 31, 2003 to the year ended December 31, 2004 primarily due to a 31% increase in consolidated handset sales, as well as an increase in handset upgrades provided to existing customers.

3. Selling and marketing expenses

The $33.8 million, or 26%, increase in consolidated selling and marketing expenses from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily due to the following:

- an $18.2 million, or 38%, increase in direct commissions and related payroll expenses mainly caused by a 50% increase in handset sales by our market sales personnel;
- a $7.7 million, or 18%, increase in indirect commissions mostly due to a 19% increase in handset sales by indirect dealers; and
- a $7.6 million, or 27%, increase in advertising costs primarily as a result of additional advertising campaigns, primarily in Mexico, in connection with the launch of its Morelia market in the first quarter of 2004, as well as international Direct Connect[SM] campaigns.

4. General and administrative expenses

The $40.4 million, or 21%, increase in consolidated general and administrative expenses from the year ended December 31, 2003 to the year ended December 31, 2004 is largely a result of the following:

- a $22.7 million, or 21%, increase in general corporate expenses primarily caused by an increase in taxes on operating revenues in Mexico and Argentina;
- an $11.1 million, or 25%, increase in customer care expenses mainly caused by the 26% increase in the average number of consolidated digital handsets in service and an associated increase in payroll and employee related expenses due to more customer care personnel required to support a larger customer base; and
- a $4.4 million, or 18%, increase in information technology related maintenance costs and expenses related to various projects initiated during 2004.

5. Depreciation and amortization

Consolidated depreciation and amortization increased $18.9 million, or 24%, from the year ended December 31, 2003 to the year ended December 31, 2004 primarily as a result of increased depreciation on a higher consolidated property, plant and equipment base, partially offset by a decrease in amortization. This decrease is a result of the reversal of certain valuation allowances for deferred tax assets created in connection with our application of fresh-start accounting, which was recorded as a reduction to intangible assets that existed as of the date of our application of fresh-start accounting.

6. Interest expense

The $9.5 million, or 15%, decrease in consolidated interest expense from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily due to the following:

- the elimination of interest incurred on our 13.0% senior secured discount notes in connection with the retirement of substantially all of these notes in the first quarter of 2004; and
- the elimination of interest related to our international equipment facility which was extinguished in 2004, and the extinguishment of our Brazil equipment facility in 2003.

These decreases were partially offset by interest incurred on our 3.5% convertible notes and our 2.875% convertible notes during the year ended December 31, 2004.

7. (Loss) gain on early extinguishment of debt, net

The $79.3 million net loss on early extinguishment of debt for the year ended December 31, 2004 represents a loss we incurred in connection with the retirement of substantially all of our 13.0% senior secured discount notes through a cash tender offer in March 2004.

The $22.4 million net gain on early extinguishment of debt for the year ended December 31, 2003 represents a gain we recognized in connection with the extinguishment of our Brazil equipment facility in September 2003.

8. Other expense, net

Other expense, net, decreased $9.8 million, or 81%, from the year ended December 31, 2003 to the year ended December 31, 2004 primarily as the result of a decrease in monetary corrections on certain tax and other contingencies in Brazil.

9. Income tax provision

The $27.6 million increase in the income tax provision from the year ended December 31, 2003 to the year ended December 31, 2004 primarily resulted from a $23.2 million current income tax benefit that we recorded in 2003 due to the reversal of valuation allowance on post-reorganization deferred tax assets in the U.S.

10. Cumulative effect of change in accounting principle, net

The $1.0 million cumulative effect of the change in accounting principle for the year ended December 31, 2004 represents net income for our international markets for the one month ended December 31, 2003. We accounted for the elimination of the one-month lag reporting policy as a change in accounting principle in accordance with APB Opinion No. 20 effective January 1, 2004. As a result, we treated the month of December 2003, which is normally the first month in the fiscal year of our foreign operating companies, as the lag month, and our fiscal year for all of our foreign operating companies now begins with January 2004 and ends with December 2004.

Segment Results

We refer to our operating companies by the countries in which they operate, such as Nextel Mexico, Nextel Brazil, Nextel Argentina, Nextel Peru and Nextel Chile. We evaluate performance of these segments and provide resources to them based on operating income before depreciation and amortization and impairment, restructuring and other charges, which we refer to as segment earnings. The tables below provide a summary of the components of our consolidated segments for the years ended December 31, 2004 and 2003. The results of Nextel Chile are included in "Corporate and other."

Year Ended December 31, 2004	Operating Revenues	% of Consolidated Operating Revenues	Cost of Revenues	% of Consolidated Cost of Revenues	Selling, General and Administrative Expenses	% of Consolidated Selling, General and Administrative Expenses	Segment Earnings (Losses)
	(dollars in thousands)						
Nextel Mexico	$ 775,925	61%	$(245,760)	46%	$(205,915)	53%	$324,250
Nextel Brazil	212,016	17%	(143,025)	27%	(55,460)	14%	13,531
Nextel Argentina	194,799	15%	(101,829)	19%	(50,874)	13%	42,096
Nextel Peru	96,070	7%	(47,777)	8%	(28,441)	7%	19,852
Corporate and other	1,574	—	(1,684)	—	(50,881)	13%	(50,991)
Intercompany eliminations	(476)	—	476	—	—	—	—
Total consolidated	$1,279,908	100%	$(539,599)	100%	$(391,571)	100%	

Year Ended December 31, 2003	Operating Revenues	% of Consolidated Operating Revenues	Cost of Revenues	% of Consolidated Cost of Revenues	Selling, General and Administrative Expenses	% of Consolidated Selling, General and Administrative Expenses	Segment Earnings (Losses)
	(dollars in thousands)						
Nextel Mexico	$578,368	62%	$(193,423)	51%	$(169,642)	53%	$215,303
Nextel Brazil	148,545	16%	(84,973)	23%	(49,969)	16%	13,603
Nextel Argentina	118,143	12%	(48,651)	13%	(36,824)	12%	32,668
Nextel Peru	92,575	10%	(45,295)	12%	(26,341)	8%	20,939
Corporate and other	1,571	—	(2,453)	1%	(34,624)	11%	(35,506)
Intercompany eliminations	(515)	—	515	—	—	—	—
Total consolidated	$938,687	100%	$(374,280)	100%	$(317,400)	100%	

A discussion of the results of operations in each of our reportable segments is provided below.

b. Nextel Mexico

	Year Ended December 31, 2004	% of Nextel Mexico's Operating Revenues	Year Ended December 31, 2003	% of Nextel Mexico's Operating Revenues	Change from Previous Year Dollars	Change from Previous Year Percent
	(dollars in thousands)					
Operating revenues						
Service and other revenues	$ 749,923	97 %	$ 559,198	97 %	$190,725	34 %
Digital handset and accessory revenues	26,002	3 %	19,170	3 %	6,832	36 %
	775,925	100 %	578,368	100 %	197,557	34 %
Cost of revenues						
Cost of service (exclusive of depreciation included below)	(135,355)	(17)%	(115,207)	(20)%	(20,148)	17 %
Cost of digital handset and accessory sales	(110,405)	(15)%	(78,216)	(13)%	(32,189)	41 %
	(245,760)	(32)%	(193,423)	(33)%	(52,337)	27 %
Selling and marketing expenses ..	(101,503)	(13)%	(80,791)	(14)%	(20,712)	26 %
General and administrative expenses	(104,412)	(13)%	(88,851)	(15)%	(15,561)	18 %
Segment earnings	324,250	42 %	215,303	38 %	108,947	51 %
Depreciation and amortization ...	(67,322)	(9)%	(67,681)	(12)%	359	(1)%
Operating income	256,928	33 %	147,622	26 %	109,306	74 %
Interest expense	(18,902)	(2)%	(19,762)	(3)%	860	(4)%
Interest income	3,648	—	2,609	—	1,039	40 %
Foreign currency transaction gains (losses), net	8,613	1 %	(16,381)	—	24,994	(153)%
Other expense, net	(576)	—	(959)	—	383	(40)%
Income before income tax and cumulative effect of change in accounting principle, net	$ 249,711	32 %	$ 113,129	20 %	$136,582	121 %

Nextel Mexico is our largest and most profitable market segment, comprising 61% of our total revenues and 103% of our total operating income for the year ended December 31, 2004. In recent years, we have directed the substantial portion of our capital investment to Nextel Mexico. Nextel Mexico's profitability is a result of subscriber growth with increasing average revenues per subscriber and operating costs maintained in line with revenues. Additional subscriber growth was the result of selectively expanding coverage in new markets and improving network quality and capacity, including launching service in Baja California and providing voice and data coverage to a busy cross-border area between Tijuana and San Diego. Coverage expansion and network improvements were attributable to capital expenditures totaling $101.7 million for the year ended December 31, 2004 and a 41% share of all capital expenditure investments that we made during 2004, a trend that we expect will likely continue in the near future. Average revenues per subscriber improved due to the implementation of new rate plans and increased minutes of use in interconnect and dispatch traffic. Nextel Mexico also decreased its customer turnover by making concentrated investments in customer retention programs. We expect growth to continue as we build out new markets over the next two to three years using spectrum that we acquired in March 2005 in the 800 MHz auctions.

In accordance with generally accepted accounting principles in the United States, we translated Nextel Mexico's results of operations using the average exchange rate for the year ended December 31, 2004. The average exchange rate of the Mexican peso for the year ended December 31, 2004 decreased in value against the U.S. dollar by 5% from the year ended December 31, 2003. As a result, compared to 2003, the components of Nextel Mexico's results of operations for 2004 after translation into U.S. dollars reflect lower increases than would have occurred if it were not for the impact of the decrease in the average value of the peso.

1. Operating revenues

The $190.7 million, or 34%, increase in service and other revenues from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily a result of the following:

- a 31% increase in the average number of digital handsets in service resulting from growth in Mexico's existing markets, as well as the expansion of service coverage into new markets, mainly Tijuana and the border region; and
- a $14.6 million increase in revenues generated from Nextel Mexico's handset maintenance program.

The $6.8 million, or 36%, increase in digital handset and accessory revenues from the year ended December 31, 2003 to the year ended December 31, 2004 is mostly the result of a 48% increase in handset sales, as well as an increase in handset upgrades provided to existing customers.

2. Cost of revenues

The $20.1 million, or 17%, increase in cost of service from the year ended December 31, 2003 to the year ended December 31, 2004 is principally a result of the following:

- a $9.7 million, or 16%, increase in interconnect costs, primarily resulting from a 41% increase in total system minutes of use, partially offset by a decrease in interconnect cost per minute of use due to the renegotiation of interconnect rates with some of Nextel Mexico's traffic carriers;
- a $3.1 million, or 18%, increase in service and repair costs largely due to Nextel Mexico's handset maintenance program, as well as increased claims under this program; and
- a $3.1 million, or 9%, increase in direct switch and transmitter and receiver site costs resulting from a 15% increase in the number of transmitter and receiver sites in service from December 31, 2003 to December 31, 2004.

The $32.2 million, or 41%, increase in Nextel Mexico's cost of digital handset and accessory sales from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily the result of a 48% increase in handset sales, as well as an increase in handset upgrades provided to current customers.

3. Selling and marketing expenses

The $20.7 million, or 26%, increase in Nextel Mexico's selling and marketing expenses from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily a result of the following

- an $11.8 million, or 49%, increase in direct commissions and payroll expenses, primarily as a result of a 45% increase in handset sales by Nextel Mexico's sales personnel;
- a $5.2 million, or 24%, increase in advertising expenses mostly due to advertising campaigns promoting the launch of Mexico's Morelia market during the first quarter of 2004, an increase in Nexel's racing sponsorship activity during the third quarter of 2004 and additional advertising campaigns focused on promoting International Direct Connect^{SM} in the third and forth quarters of 2004; and
- a $3.0 million, or 9%, increase in indirect commissions largely resulting from a 8% increase in handset sales by outside dealers.

4. General and administrative expenses

The $15.6 million, or 18%, increase in Nextel Mexico's general and administrative expenses from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily a result of the following:

- a $9.6 million, or 19%, increase in general corporate costs resulting from an increase in various taxes on operating revenues and government mandated employee profit sharing programs;
- a $5.2 million, or 23%, increase in customer care expenses primarily due to an increase in payroll and employee related expenses caused by an increase in customer care personnel required to support a larger customer base; and
- a $2.1 million, or 24%, increase in information technology expenses largely due to increased contractual labor caused by the implementation of new information technology projects in Mexico, as well as increased expenses related to hardware maintenance.

These increases were partially offset by a decrease of $1.4 million, or 33%, in bad debt expense, which also decreased as a percentage of revenues from 0.7% for the year ended December 31, 2003 to 0.4% for the year ended December 31, 2004 primarily due to improved collections and stricter credit screening procedures.

5. Interest expense

The $0.9 million, or 4%, decrease in interest expense from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily due to a decrease in interest related to Nextel Mexico's portion of the international equipment facility in connection with the extinguishment of this facility in 2004. This decrease was partially offset by an increase in interest incurred on Nextel Mexico's tower financing obligations due to a full year of interest incurred on tower sale-leaseback transactions that occurred throughout 2003.

6. Foreign currency transaction gains (losses), net

Net foreign currency transaction gains of $8.6 million for the year ended December 31, 2004 are primarily due to the relative strengthening of the Mexican peso during the fourth quarter of 2004 compared to the U.S. dollar on Nextel Mexico's U.S. dollar-based liabilities during that period.

Net foreign currency transaction losses of $16.4 million for the year ended December 31, 2003 is primarily due to the decrease in value of the Mexican peso on a larger base of Nextel Mexico's U.S. dollar-denominated net liabilities.

c. Nextel Brazil

	Year Ended December 31, 2004	% of Nextel Brazil's Operating Revenues	Year Ended December 31, 2003	% of Nextel Brazil's Operating Revenues	Change from Previous Year	
					Dollars	Percent
			(dollars in thousands)			
Operating revenues						
Service and other revenues	$ 192,830	91 %	$138,244	93 %	$ 54,586	39 %
Digital handset and accessory revenues	19,186	9 %	10,301	7 %	8,885	86 %
	212,016	100 %	148,545	100 %	63,471	43 %
Cost of revenues						
Cost of service (exclusive of depreciation included below)	(92,820)	(44)%	(57,057)	(38)%	(35,763)	63 %
Cost of digital handset and accessory sales	(50,205)	(23)%	(27,916)	(19)%	(22,289)	80 %
	(143,025)	(67)%	(84,973)	(57)%	(58,052)	68 %
Selling and marketing expenses ..	(29,161)	(14)%	(21,862)	(15)%	(7,299)	33 %
General and administrative expenses	(26,299)	(13)%	(28,107)	(19)%	1,808	(6)%
Segment earnings	13,531	6 %	13,603	9 %	(72)	(1)%
Depreciation and amortization	(13,081)	(6)%	(4,520)	(3)%	(8,561)	189 %
Operating income	450	—	9,083	6 %	(8,633)	(95)%
Interest expense	(12,054)	(6)%	(11,165)	(8)%	(889)	8 %
Interest income	2,733	1 %	5,747	4 %	(3,014)	(52)%
Gain on extinguishment of debt ..	—	—	22,739	15 %	(22,739)	(100)%
Foreign currency transaction gains, net	575	—	23,751	16 %	(23,176)	(98)%
Other expense, net	(1,819)	—	(8,239)	(5)%	6,420	(78)%
(Loss) income before income tax and cumulative effect of change in accounting principle, net	$ (10,115)	(5)%	$ 41,916	28 %	$(52,031)	(124)%

In accordance with accounting principles generally accepted in the United States, we translated Nextel Brazil's results of operations using the average exchange rate for the year ended December 31, 2004. The average exchange rate for the year ended December 31, 2004 appreciated against the U.S. dollar by 7% from the year ended December 31, 2003. As a result, the components of Nextel Brazil's results of operations for the year ended December 31, 2004 after translation into U.S. dollars reflect increases compared to its results of operations for the year ended December 31, 2003.

1. Operating revenues

The $54.6 million, or 39%, increase in service and other revenues from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily a result of the following:

- a 13% increase in the average number of digital handsets in service resulting from growth in Nextel Brazil's existing markets;
- an increase in average revenue per handset, largely as a result of higher access revenues and an increase in revenues generated from calling-party-pays agreements;

- an increase in revenues related to the co-location of third-party tenants on Nextel Brazil's communication towers; and
- an increase in revenues related to Nextel Brazil's handset maintenance program, which was launched during the third quarter of 2003.

The $8.9 million, or 86%, increase in digital handset and accessory sales from the year ended December 31, 2003 to the year ended December 31, 2004 is mainly due to a 40% increase in handset sales, as well as an increase in handset upgrades provided to existing customers and a change in the mix of handsets sold and leased, which included a higher proportion of expensive models during 2004 compared to 2003 when more refurbished handsets were sold.

2. Cost of revenues

The $35.8 million, or 63%, increase in cost of service from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily a result of the following:

- a $25.2 million, or 91%, in interconnect costs primarily resulting from a 44% increase in total minutes of use, as well as an increase in interconnect costs per minute of use as a result of an increase in traffic terminated with other mobile carriers that have higher costs per minute;
- a $7.2 million increase in service and repair costs caused by increased activity associated with Nextel Brazil's handset maintenance program; and
- a $2.0 million, or 8%, increase in direct switch and transmitter and receiver site costs largely due to a 14% increase in the number of transmitter and receiver sites in service from December 31, 2003 to December 31, 2004.

The $22.3 million, or 80%, increase in cost of digital handset and accessory sales from the year ended December 31, 2003 to the year ended December 31, 2004 is largely due to the 40% increase in handset sales, as well as an increase in handset upgrades provided to existing customers and a change in the mix of handsets sold and leased, which included a higher proportion of expensive models during 2004 compared to 2003 when more refurbished handsets were sold.

3. Selling and marketing expenses

Nextel Brazil's selling and marketing expenses increased $7.3 million, or 33%, from the year ended December 31, 2003 to the year ended December 31, 2004 mostly as a result of the following:

- a $3.6 million, or 34%, increase in direct commissions and payroll related expenses largely resulting from a 58% increase in handset sales by Nextel Brazil's salesforce and an increase in sales personnel;
- a $1.8 million, or 37%, increase in indirect commissions mostly resulting from a 24% increase in handset sales by indirect dealers, as well as increases in indirect commissions per handset sale; and
- a $1.5 million, or 40%, increase in advertising expenses due to more advertising campaigns in 2004 compared to 2003 primarily as a result of increased initiatives related to brand awareness.

4. General and administrative expenses

Nextel Brazil's general and administrative expenses decreased $1.8 million, or 6%, from the year ended December 31, 2003 to the year ended December 31, 2004 primarily as the result of an $8.0 million, or 75%, decrease in general corporate costs due to $14.4 million in tax and other contingency liability reversals during the year ended December 31, 2004 resulting from settlements of contingencies and the expiration of the statute of limitations. This decrease was partially offset by the following:

- a $3.3 million increase in bad debt expense, which also increased as a percentage of revenues from less than one percent for the year ended December 31, 2003 to 1.7% for the year ended

December 31, 2004, primarily as a result of the collection of a significant amount of old accounts during 2003;

- a $1.7 million, or 15%, increase in customer care expenses resulting from an increase in payroll and related expenses due to more customer care personnel necessary to support a larger customer base; and

- a $1.0 million, or 20%, increase in information technology expenses due to increased maintenance expenses.

5. Depreciation and amortization

In connection with the application of fresh-start accounting principles on October 31, 2002, Nextel Brazil recorded $27.8 million of fixed asset write-downs, which substantially reduced the cost bases of Nextel Brazil's fixed assets and resulted in less depreciation during 2003. During 2004, Nextel Brazil spent $72.4 million on capital expenditures, which represented a significant increase in gross property, plant and equipment from December 31, 2003 to December 31, 2004. The $8.6 million increase in depreciation and amortization from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily a result of depreciation on this higher property, plant and equipment base during 2004, partially offset by a decrease in amortization.

6. Interest expense

The $0.9 million, or 8%, increase in interest expense from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily due to an increase in interest incurred on Nextel Brazil's tower financing obligations during 2004 due to a full year of interest incurred on tower sale-leaseback transactions that occurred throughout 2003, partially offset by the elimination of interest relating to Nextel Brazil's equipment financing facility as a result of the extinguishment of this facility in the third quarter of 2003.

7. Interest income

The $3.0 million, or 52%, decrease in interest income from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily the result of a decrease in Nextel Brazil's outstanding cash balances due to an increase in capital expenditures, as well as a decrease in interest rates from 2003 to 2004.

8. Gain on extinguishment of debt

In July 2003, we entered into an agreement with Motorola Credit Corporation to retire our indebtedness under Nextel Brazil's equipment financing facility. In connection with this agreement, in September 2003, we paid $86.0 million to Motorola Credit Corporation in consideration of the $103.2 million in outstanding principal and $5.5 million in accrued and unpaid interest under Nextel Brazil's equipment financing facility which was extinguished. As a result, Nextel Brazil recognized a $22.7 million gain on the retirement of this facility during the year ended December 31, 2003.

9. Foreign currency transaction gains, net

Net foreign currency transaction gains of $23.8 million for the year ended December 31, 2003 are largely due to a sharp increase in the value of the Brazilian real compared to the U.S. dollar on a larger base of Nextel Brazil's U.S. dollar-based liabilities during that period, primarily its equipment financing facility. Nextel Brazil's exposure to foreign currency transaction losses was reduced significantly in the third quarter of 2003 as a result of the extinguishment of this facility.

10. Other expense, net

The $6.4 million, or 78%, decrease in other expense, net, from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily due to the reversal of $4.6 million of monetary corrections on certain contingencies related to the reversal of these contingencies.

d. Nextel Argentina

	Year Ended December 31, 2004	% of Nextel Argentina's Operating Revenues	Year Ended December 31, 2003	% of Nextel Argentina's Operating Revenues	Change from Previous Year	
					Dollars	Percent
			(in thousands)			
Operating revenues						
Service and other revenues	$ 177,658	91 %	$106,730	90 %	$ 70,928	66 %
Digital handset and accessory revenues	17,141	9 %	11,413	10 %	5,728	50 %
	194,799	100 %	118,143	100 %	76,656	65 %
Cost of revenues						
Cost of service (exclusive of depreciation included below)	(68,806)	(35)%	(32,740)	(28)%	(36,066)	110 %
Cost of digital handset and accessory sales	(33,023)	(17)%	(15,911)	(13)%	(17,112)	108 %
	(101,829)	(52)%	(48,651)	(41)%	(53,178)	109 %
Selling and marketing expenses	(16,245)	(8)%	(11,030)	(9)%	(5,215)	47 %
General and administrative expenses	(34,629)	(18)%	(25,794)	(22)%	(8,835)	34 %
Segment earnings	42,096	22 %	32,668	28 %	9,428	29 %
Depreciation and amortization	(11,512)	(6)%	(3,983)	(4)%	(7,529)	189 %
Operating income	30,584	16 %	28,685	24 %	1,899	7 %
Interest expense	(3,161)	(2)%	(61)	—	(3,100)	*NM*
Interest income	416	—	520	—	(104)	(20)%
Foreign currency transaction (losses) gains, net	(266)	—	1,335	2 %	(1,601)	(120)%
Other income, net	184	—	8,383	7 %	(8,199)	(98)%
Income before income tax and cumulative effect of change in accounting principle, net	$ 27,757	14 %	$ 38,862	33 %	$(11,105)	(29)%

NM-Not Meaningful

Since the beginning of 2003, the macroeconomic environment in Argentina has shown signs of improvement from the adverse conditions existing in 2002 as evidenced by the appreciation of the Argentine peso relative to the U.S. dollar. Consistent with this improved economic environment, Nextel Argentina has continued growing its subscriber base, significantly lowering its customer turnover and reducing its bad debt expense, while substantially increasing its operating revenues. As a result of the uncertainty surrounding the economic conditions in Argentina, we cannot predict whether this trend will continue.

In accordance with accounting principles generally accepted in the United States, we translated Nextel Argentina's results of operations using the average exchange rate for the years ended December 31, 2004 and 2003. The average exchange rate of the Argentine peso for the year ended December 31, 2004 depreciated against the U.S. dollar by 2% from the year ended December 31, 2003. As a result, the components of Nextel Argentina's results of operations for 2004 after translation into U.S. dollars are generally comparable to its results of operations for 2003.

1. Operating revenues

The $70.9 million, or 66%, increase in service and other revenues from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily a result of the following:

- a 38% increase in the average number of digital handsets in service, resulting from growth in Nextel Argentina's existing and new markets;
- a 19% increase in average revenue per handset, largely due to the implementation of a termination fee between mobile carriers during the second quarter of 2003 as well as higher access revenues; and
- a $6.7 million increase in revenues related to Nextel Argentina's handset maintenance program.

The $5.7 million, or 50%, increase in digital handset and accessory revenues from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily a result of a 48% increase in handset sales.

2. Cost of revenues

The $36.1 million, or 110%, increase in cost of service from the year ended December 31, 2003 to the year ended December 31, 2004 is largely a result of the following:

- a $22.3 million, or 166%, increase in interconnect costs primarily caused by a 58% increase in total system minutes of use, as well as significant increases in interconnect costs per minute of use resulting from the implementation of a termination fees between mobile carriers during the second quarter of 2003;
- a $9.2 million, or 122%, increase in service and repair costs due to an increase in activity associated with Nextel Argentina's handset maintenance program; and
- a $4.5 million, or 41%, increase in direct switch and transmitter and receiver site costs due to a 13% increase in the number of cell sites on-air from December 31, 2003 to December 31, 2004 and the accrual of site tax contingencies levied by the municipalities.

The $17.1 million, or 108%, increase in cost of digital handset and accessory sales from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily due to the 48% increase in handset sales as well as the $4.6 million increase in handset upgrade subsidies from 2003 to 2004 as a result of an increase in upgrade activities.

3. Selling and marketing expenses

The $5.2 million, or 47%, increase in Nextel Argentina's selling and marketing expenses from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily a result of the following:

- a $2.1 million, or 56%, increase in indirect commissions resulting from a 50% increase in handset sales by indirect dealers;
- a $0.8 million, or 53%, increase in advertising expenses primarily resulting from new advertising and branding promotions; and
- a $2.0 million, or 39%, increase in payroll, payroll related costs and direct commissions primarily as the result of an increase in sales and marketing personnel and a 45% increase in handset sales by Nextel Argentina's sales force.

4. General and administrative expenses

The $8.8 million, or 34%, increase in general and administrative expenses from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily a result of the following:

- an $8.1 million, or 52%, increase in general corporate costs, principally as a result of increases in operating taxes on gross revenues in Argentina and an increase in payroll and payroll related costs caused by a 16% increase in general and administrative headcount;

- a $2.0 million, or 43%, increase in customer care expenses primarily caused by an increase in customer care headcount required to support larger a customer base. Credit and collections headcount also increased during 2004 which contributed to the overall increase.

These expenses were somewhat offset by a $1.6 million, or 93%, decrease in bad debt expense, which also decreased as a percentage of revenues from 1.5% for the year ended December 31, 2003 to 0.1% for the year ended December 31, 2004. Bad debt decreased mainly due to improved collection procedures in 2004 compared with 2003.

5. Depreciation and amortization

The $7.5 million, or 189%, increase in depreciation and amortization from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily due to a 198% increase in Nextel Argentina's gross property, plant and equipment as a result of expansion to new areas and existing markets.

6. Interest expense

The $3.1 million increase in interest expense is due to the recognition of interest incurred on gross revenue tax contingencies recorded in 2004.

7. Other income, net

In connection with our emergence from Chapter 11 reorganization in 2002, one of our corporate entities repurchased Nextel Argentina's credit facilities from its creditors. While this corporate entity contributed the principal balance to Nextel Argentina as a capital investment, it forgave the accrued interest related to these credit facilities during the first quarter of 2003. Other income, net, of $8.4 million for the year ended December 31, 2003 consists primarily of the gain related to the forgiveness of this accrued interest. We eliminated this intercompany loan for consolidation purposes so it did not impact our consolidated results.

e. Nextel Peru

	Year Ended December 31, 2004	% of Nextel Peru's Operating Revenues	Year Ended December 31, 2003	% of Nextel Peru's Operating Revenues	Change from Previous Year	
					Dollars	Percent
			(in thousands)			
Operating revenues						
Service and other revenues	$ 93,328	97 %	$ 90,391	98 %	$ 2,937	3 %
Digital handset and accessory revenues	2,742	3 %	2,184	2 %	558	26 %
	96,070	100 %	92,575	100 %	3,495	4 %
Cost of revenues						
Cost of service (exclusive of depreciation included below)	(34,298)	(36)%	(34,049)	(37)%	(249)	1 %
Cost of digital handset and accessory sales	(13,479)	(14)%	(11,246)	(12)%	(2,233)	20 %
	(47,777)	(50)%	(45,295)	(49)%	(2,482)	5 %
Selling and marketing expenses	(10,773)	(11)%	(10,762)	(11)%	(11)	—
General and administrative expenses	(17,668)	(18)%	(15,579)	(17)%	(2,089)	13 %
Segment earnings	19,852	21 %	20,939	23 %	(1,087)	(5)%
Depreciation and amortization	(5,795)	(6)%	(3,054)	(4)%	(2,741)	90 %
Operating income	14,057	15 %	17,885	19 %	(3,828)	(21)%
Interest expense	(188)	—	(2,027)	(2)%	1,839	(91)%
Interest income	2,707	3 %	85	—	2,622	*NM*
Foreign currency transaction gains, net	273	—	165	—	108	65 %
Other income (expense), net	483	—	(328)	—	811	(247)%
Income before income tax and cumulative effect of change in accounting principle, net	$ 17,332	18 %	$ 15,780	17 %	$ 1,552	10 %

NM-Not Meaningful

Nextel Peru's revenue growth continued to slow during 2004 compared to prior years due to a reduction in the average revenue per handset in service offset by an increase in Nextel Peru's customer base. Operating revenues increased 4% from the year ended December 31, 2003 to the year ended December 31, 2004. In combination with the 4% increase in operating revenues, an increase in interconnect fees resulting from an increase in rates led to stable segment earnings from 2003 to 2004. We expect Nextel Peru to grow its subscriber base and revenues as it broadens its target market to incorporate subscribers from microenterprises in addition to its existing focus on small and medium-sized corporate and business users.

Because the U.S. dollar is the functional currency in Peru, Nextel Peru's results of operations are not significantly impacted by changes in the U.S. dollar to Peruvian sol exchange rate.

1. Operating revenues

The $2.9 million, or 3%, increase in service and other revenues from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily the result of a 19% increase in the average number of digital handsets in service, partially offset by a decrease in average revenue per handset largely due to increased competition in Peru. The $0.6 million, or 26%, increase in digital handset and accessory revenues from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily the result of 42% growth in handset sales partially offset by the launch of operating lease programs for handsets, which reduced the revenues from digital handset sales.

2. Cost of revenues

The $2.2 million, or 20%, increase in cost of digital handset and accessory sales from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily a result of a 42% increase in handset sales, partially offset by lower subsidies per handset due to partial utilization of refurbished phones for operating leases.

3. General and administrative expenses

The $2.1 million, or 13%, increase in Nextel Peru's general and administrative expenses from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily a result of the following:

- a $1.0 million, or 17%, increase in customer care expenses primarily as a result of an increase in payroll and related expenses related to an increase in customer care personnel necessary to support a larger customer base; and

- a $0.9 million, or 17%, increase in general corporate costs primarily as a result of an increase in payroll and related expenses caused by an increase in general and administrative headcount.

4. Depreciation and amortization

The $2.7 million, or 90%, increase in depreciation and amortization from the year ended December 31, 2003 to the year ended December 31, 2004 is partially due to an 85% increase in gross property, plant and equipment additions during 2004 principally due to the build-out of new service areas in Peru.

5. Interest expense

The $1.8 million, or 91%, decrease in interest expense from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily a result of the elimination of interest on Nextel Peru's portion of the international equipment facility, which it repaid during the third quarter of 2003.

f. Corporate and other

	Successor Company Year Ended December 31, 2004	% of Corporate and other Operating Revenues	Successor Company Year Ended December 31, 2003	% of Corporate and other Operating Revenues	Change from Previous Year Dollars	Change from Previous Year Percent
			(in thousands)			
Operating revenues						
Service and other revenues	$ 1,574	100 %	$ 1,567	100 %	$ 7	—
Digital handset and accessory revenues	—	—	4	—	(4)	(100)%
	1,574	100 %	1,571	100 %	3	—
Cost of revenues						
Cost of service (exclusive of depreciation included below)	(1,684)	(107)%	(1,483)	(94)%	(201)	14 %
Cost of digital handset and accessory sales	—	—	(970)	(62)%	970	(100)%
	(1,684)	(107)%	(2,453)	(156)%	769	(31)%
Selling and marketing expenses	(4,661)	(296)%	(4,130)	(263)%	(531)	13 %
General and administrative expenses	(46,220)	*NM*	(30,494)	*NM*	(15,726)	52 %
Segment losses	(50,991)	*NM*	(35,506)	*NM*	(15,485)	44 %
Depreciation and amortization	(1,080)	(69)%	(755)	(48)%	(325)	43 %
Operating loss	(52,071)	*NM*	(36,261)	*NM*	(15,810)	44 %
Interest expense	(20,950)	*NM*	(36,683)	*NM*	15,733	(43)%
Interest income	3,335	212 %	6,978	*NM*	(3,643)	(52)%
Foreign currency transaction gains, (losses), net	15	1 %	(14)	(1)%	29	(207)%
Loss on early extinguishment of debt, net	(79,327)	*NM*	(335)	(21)%	(78,992)	*NM*
Other expense, net	(449)	(29)%	(8,564)	*NM*	8,115	(95)%
Loss before income tax and cumulative effect of change in accounting principle, net	$(149,447)	*NM*	$(74,879)	*NM*	$(74,568)	100 %

NM-Not Meaningful

Corporate and other operating revenues and cost of revenues primarily represent the results of analog operations reported by Nextel Chile. Operating revenues and cost of revenues did not significantly change from the year ended December 31, 2003 to the year ended December 31, 2004 because Nextel Chile's subscriber base remained stable.

1. General and administrative expenses

The $15.7 million, or 52%, increase in general and administrative expenses from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily due to a $12.2 million increase in general corporate costs, which increased due to the following:

- a $3.2 million increase in outside services specifically for audit, tax and consulting activities during 2004;
- a $1.9 million increase in payroll and related expenses due to an increase in corporate personnel;

- a $3.6 million increase in stock compensation expense; and
- a $1.2 million increase in business insurance expense caused by increased insurance premiums and new business insurance coverage.

2. Interest expense

The $15.7 million, or 43%, decrease in interest expense from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily related to the elimination of interest on our 13% senior secured discount notes in connection with the retirement of substantially all of these notes during the first quarter of 2004, as well as a decrease in our interest expense related to our international equipment facility and our Brazil equipment facility in connection with the extinguishment of these facilities. These decreases were partially offset by interest incurred on our 3.5% convertible notes and our 2.875% convertible notes during 2004.

3. Interest income

The $3.6 million, or 52%, decrease in interest income from the year ended December 31, 2003 to the year ended December 31, 2004 is primarily the result of lower rates on outstanding corporate cash balances compared to 2003.

4. Loss on early extinguishment of debt, net

The $79.3 million loss on early extinguishment of debt for the year ended December 31, 2004 represents the loss we incurred in connection with the retirement of substantially all of our 13.0% senior secured discount notes through a cash tender offer in March 2004.

5. Other expense, net

Other expense, net, of $8.6 million for the year ended December 31, 2003 consists primarily of a loss related to accrued interest that we forgave on Nextel Argentina's credit facilities that the corporate entity repurchased in the fourth quarter of 2002. Since this accrued interest was due between a corporate entity and a consolidated subsidiary, the forgiveness of accrued interest did not impact our consolidated results of operations.

2. Year Ended December 31, 2003 vs. Combined Period Ended December 31, 2002

For purposes of comparison to 2003, we combined the results of operations for the ten months ended October 31, 2002 with the results of operations for the two months ended December 31, 2002. However, as a result of the application of fresh-start accounting rules under SOP 90-7 and other events related to our reorganization, the Predecessor Company's financial statements for the ten months ended October 31, 2002 are not directly comparable to the Successor Company's financial statements for the two months ended December 31, 2002. For the same reasons, the combined consolidated results of operations for the year ended December 31, 2002 are not fully comparable to the consolidated results of operations for the year ended December 31, 2003.

a. Consolidated

	Successor Company Year Ended December 31, 2003	% of Consolidated Operating Revenues	Successor Company Two Months Ended December 31, 2002	Predecessor Company Ten Months Ended October 31, 2002	Combined Year Ended December 31, 2002	% of Consolidated Operating Revenues	Change from Previous Year Dollars	Change from Previous Year Percent
				(dollars in thousands)				
Operating revenues								
Service and other revenues	$ 895,615	95 %	$137,623	$ 610,341	$ 747,964	96 %	$ 147,651	20 %
Digital handset and accessory revenues	43,072	5 %	5,655	26,754	32,409	4 %	10,663	33 %
	938,687	100 %	143,278	637,095	780,373	100 %	158,314	20 %
Cost of revenues								
Cost of service (exclusive of depreciation included below)	(240,021)	(26)%	(29,929)	(164,995)	(194,924)	(25)%	(45,097)	23 %
Cost of digital handset and accessory sales	(134,259)	(14)%	(19,569)	(87,582)	(107,151)	(14)%	(27,108)	25 %
	(374,280)	(40)%	(49,498)	(252,577)	(302,075)	(39)%	(72,205)	24 %
Selling and marketing expenses	(128,575)	(14)%	(18,938)	(107,910)	(126,848)	(16)%	(1,727)	1 %
General and administrative expenses	(188,825)	(20)%	(28,170)	(154,495)	(182,665)	(23)%	(6,160)	3 %
Impairment, restructuring and other charges	—	—	—	(15,808)	(15,808)	(2)%	15,808	(100)%
Depreciation and amortization	(79,501)	(8)%	(11,086)	(64,977)	(76,063)	(10)%	(3,438)	5 %
Operating income	167,506	18 %	35,586	41,328	76,914	10 %	90,592	118 %
Interest expense, net	(53,759)	(6)%	(8,672)	(147,651)	(156,323)	(20)%	102,564	(66)%
Foreign currency transaction gains (losses), net	8,856	1 %	2,616	(180,765)	(178,149)	(23)%	187,005	(105)%
Gain on extinguishment of debt, net	22,404	2 %	—	101,598	101,598	13 %	(79,194)	(78)%
Reorganization items, net	—	—	—	2,180,998	2,180,998	279 %	(2,180,998)	(100)%
Other expense, net	(12,166)	(1)%	(1,557)	(8,918)	(10,475)	(1)%	(1,691)	16 %
Income from continuing operations before income tax provision	132,841	14 %	27,973	1,986,590	2,014,563	258 %	(1,881,722)	(93)%
Income tax provision	(51,627)	(5)%	(24,874)	(29,270)	(54,144)	(7)%	2,517	(5)%
Net income from continuing operations	81,214	9 %	3,099	1,957,320	1,960,419	251 %	(1,879,205)	(96)%
Income (loss) from discontinued operations, net	—	—	19,665	(2,277)	17,388	2 %	(17,388)	(100)%
Net income	$ 81,214	9 %	$ 22,764	$1,955,043	$1,977,807	253 %	$(1,896,593)	(96)%

1. Operating revenues

The $158.3 million, or 20%, increase in consolidated operating revenues from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily due to a $147.7 million, or 20%, increase in consolidated service and other revenues, primarily in our Mexican and Argentine markets. This increase was largely the result of a 12% increase in average consolidated digital handsets in service, as well as an increase in average consolidated revenues per handset resulting from the introduction of higher priced service plans and increased usage. We achieved the increase in average consolidated revenues per handset for the year ended December 31, 2003 despite an 11% depreciation in the average value of the

Mexican peso and a 10% depreciation in the average value of the Brazilian real compared to the U.S. dollar from 2002 to 2003.

The increase in consolidated operating revenues was also the result of a $10.7 million, or 33%, increase in consolidated digital handset and accessory revenues from the year ended December 31, 2002 to the year ended December 31, 2003, primarily caused by a change in accounting for digital handset sales that we implemented in the fourth quarter of 2002, under which we now recognize all revenues and cost of revenues from sales of handsets when title and risk of loss pass to the customer. The increase in consolidated digital handset and accessory revenues also resulted from a 10% increase in handset sales and a change in the mix of handsets sold in 2003 toward higher priced models compared to 2002.

2. Cost of revenues

The $72.2 million, or 24%, increase in consolidated cost of revenues from the year ended December 31, 2002 to the year ended December 31, 2003 is due to a $45.1 million, or 23%, increase in consolidated cost of service and a $27.1 million, or 25%, increase in consolidated cost of digital handset and accessory sales. The increase in consolidated cost of service resulted in part from a $20.9 million increase in consolidated service and repair costs, largely caused by costs incurred for claims submitted in connection with a new handset insurance program in Mexico during 2003 and the implementation of a new program in Argentina under which new handsets are provided to customers to replace damaged handsets. The increase in consolidated cost of service was also due to a $19.7 million, or 20%, increase in interconnect costs, primarily driven by a 29% increase in consolidated minutes of use, and an $8.2 million, or 11%, increase in site and switch costs largely caused by a 15% increase in the number of cell sites on-air. These increases were partially offset by the depreciation of the Mexican peso and the Brazilian real compared to the U.S. dollar.

The increase in consolidated cost of digital handset and accessory sales from the year ended December 31, 2002 to the year ended December 31, 2003 primarily resulted from the change in accounting for handset sales that we implemented in the fourth quarter of 2002, as well as a 10% increase in handset sales from 2002 to 2003.

3. Selling and marketing expenses

The $1.7 million, or 1%, increase in consolidated selling and marketing expenses from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily due to a $4.0 million, or 5%, increase in consolidated commissions and related sales costs mainly caused by an increase in payroll costs and an increase in commissions incurred as a result of a 10% increase in handset sales, partially offset by a $2.2 million, or 6%, decrease in consolidated advertising expenses and marketing costs resulting from the depreciation of the Mexican peso and the Brazilian real compared to the U.S. dollar.

4. General and administrative expenses

The $6.2 million, or 3%, increase in consolidated general and administrative expenses from the year ended December 31, 2002 to the year ended December 31, 2003 is largely the result of the following:

- a $12.6 million, or 13%, increase in consolidated general corporate expenses primarily caused by an increase in operating taxes on gross revenues in Mexico and Argentina and an increase in payroll and employee related costs as a result of an increase in headcount; and

- a $5.3 million, or 13%, increase in consolidated customer care and billing operations expenses mainly caused by a 12% increase in average consolidated digital handsets in service and the implementation of customer-for-life retention programs, mainly in Mexico.

These increases were partially offset by a $10.2 million, or 59%, decrease in bad debt expense, which also decreased as a percentage of revenues from 2.2% to 0.8%, primarily as a result of improved collection performance.

5. Impairment, restructuring and other charges

During the year ended December 31, 2002, we recorded a $7.9 million impairment charge to write down the remaining values of our Argentine operating company's long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," $4.8 million in legal and consulting expenses related to our debt restructuring activities, and $3.1 million in restructuring costs related to workforce reductions in some of our markets. We did not incur any impairment, restructuring or other charges during 2003.

6. Depreciation and amortization

The $3.4 million, or 5%, increase in consolidated depreciation and amortization from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily the result of an increase in amortization resulting from the recognition of customer base assets, primarily in Mexico, which have relatively shorter useful lives compared to our other intangible assets, in connection with our application of fresh-start accounting rules on October 31, 2002. This increase in amortization was partially offset by a decrease in amortization related to the reversal of certain valuation allowances for deferred tax assets created in connection with our application of fresh-start accounting, which we recorded as a reduction to the intangible assets that existed as of the date of our application of fresh-start accounting.

The overall net increase in amortization was partially offset by a decrease in depreciation resulting from $148.2 million in consolidated fixed asset write-downs that substantially reduced the cost bases of our consolidated fixed assets, which we also recorded as a result of applying fresh-start accounting rules.

7. Interest expense, net

The $102.6 million, or 65%, decrease in consolidated interest expense, net, from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily due to the following:

- the elimination of interest expense that we recognized during the ten months ended October 31, 2002 related to our former senior notes, our former Argentine credit facilities, and our former Motorola incremental international equipment facility, all of which were extinguished or settled on November 12, 2002 in connection with our emergence from Chapter 11 reorganization;
- a reduction of interest expense related to the $100.0 million principal pay-down of our $225.0 million international equipment facility and pay-off of our $103.2 million Brazil equipment facility in September 2003;
- a reduction of interest expense related to the discontinuation of handset financing resulting from the pay-down of handset financing liabilities in all of our markets during 2003; and
- an increase in consolidated interest income, primarily caused by an increase in average cash balances.

This net decrease was partially offset by the following:

- an increase in interest expense recognized during 2003 as a result of debt incurred in connection with our tower financing transactions;
- an increase in interest expense recognized related to our new $180.0 million aggregate principal amount 3.5% convertible notes due 2033 that we issued in September 2003;
- the $4.4 million loss we recognized on the elimination of our interest rate swap; and
- an increase in accreted interest on our 13.0% senior secured discount notes that we issued in November 2002.

8. Foreign currency transaction gains (losses), net

Net foreign currency transaction gains of $8.9 million for the year ended December 31, 2003 are largely the result of $23.8 million in foreign currency transaction gains recognized in Brazil caused by the effects of the appreciation of the Brazilian real on our Brazilian operating company's U.S. dollar-denominated liabilities, primarily its equipment financing facility, partially offset by $16.4 million in foreign currency transaction losses in Mexico caused by the effects of the depreciation of the Mexican peso on our Mexican operating company's U.S. dollar-denominated liabilities, primarily its credit facility with Motorola. Net foreign currency transaction losses of $178.1 million for the year ended December 31, 2002 primarily represent the impact of the devaluation and subsequent depreciation of the Argentine peso on its U.S. dollar-denominated credit facilities during 2002.

9. Gain on extinguishment of debt, net

The $22.4 million net gain on extinguishment of debt for the year ended December 31, 2003 represents the gain we recognized on the settlement of our Brazil equipment facility in September 2003. The $101.6 million net gain on extinguishment of debt for the year ended December 31, 2002 represents a gain we recognized on the settlement of our Argentine credit facility in the fourth quarter of 2002.

10. Reorganization items, net

Reorganization items, net, of $2,181.0 million for the year ended December 31, 2002 represent the following gains realized from our reorganization and resulting fresh-start accounting adjustments:

- $2,402.9 million net gain on the extinguishment of our senior notes and related accrued interest; and
- $37.7 million net gain on the extinguishment of accrued expenses and other.

These gains were partially offset by losses associated with the following write-offs and costs:

- a $114.3 million charge resulting from adjustments to the carrying values of our long-lived assets and liabilities to estimated fair values in accordance with fresh-start accounting rules;
- a $92.2 million write off of the unamortized bond discounts on our senior notes;
- a $31.2 million write off of debt financing costs; and
- $21.9 million in legal, advisory and employee retention costs.

11. Income tax provision

The income tax provision of $51.6 million for the year ended December 31, 2003 primarily relates to current and deferred income taxes of $23.7 million and $51.1 million, respectively, primarily due to higher profitability in Mexico and Argentina partially offset by a $23.2 million current income tax benefit due to the reversal of valuation allowance on post-reorganization deferred tax assets in the U.S.

During the two months ended December 31, 2002, we incurred a net income tax provision of $24.9 million, which primarily relates to deferred income tax expense in Mexico, Argentina and Peru, as well as current income tax expense in Mexico and withholding tax in the U.S. During the ten months ended October 31, 2002, we incurred a net income tax provision of $29.3 million, which primarily relates to current U.S. income tax of $25.8 million.

12. Income (loss) from discontinued operations

In November 2002, we sold our remaining direct and indirect ownership interest in our Philippine operating company. As a result, we classified all operations associated with this entity for all periods presented as discontinued operations.

Segment Results

We refer to our operating companies by the countries in which they operate, such as Nextel Mexico, Nextel Brazil, Nextel Argentina, Nextel Peru and Nextel Chile. We evaluate performance of these segments and provide resources to them based on operating income before depreciation and amortization and impairment, restructuring and other charges, which we refer to as segment earnings. The tables below provide a summary of the components of our consolidated segments for the year ended December 31, 2003 and the combined period ended December 31, 2002. The results of Nextel Chile are included in "Corporate and other."

Successor Company Year Ended December 31, 2003	Operating Revenues	% of Consolidated Operating Revenues	Cost of Revenues	% of Consolidated Cost of Revenues	Selling, General and Administrative Expenses	% of Consolidated Selling, General and Administrative Expenses	Segment Earnings (Losses)
				(dollars in thousands)			
Nextel Mexico	$578,368	62%	$(193,423)	51%	$(169,642)	53%	$215,303
Nextel Brazil	148,545	16%	(84,973)	23%	(49,969)	16%	13,603
Nextel Argentina	118,143	12%	(48,651)	13%	(36,824)	12%	32,668
Nextel Peru	92,575	10%	(45,295)	12%	(26,341)	8%	20,939
Corporate and other	1,571	—	(2,453)	1%	(34,624)	11%	(35,506)
Intercompany eliminations	(515)	—	515	—	—	—	—
Total consolidated	$938,687	100%	$(374,280)	100%	$(317,400)	100%	

Combined Year Ended December 31, 2002	Operating Revenues	% of Consolidated Operating Revenues	Cost of Revenues	% of Consolidated Cost of Revenues	Selling, General and Administrative Expenses	% of Consolidated Selling, General and Administrative Expenses	Segment Earnings (Losses)
				(dollars in thousands)			
Nextel Mexico	$447,238	57%	$(152,292)	50%	$(153,191)	50%	$141,755
Nextel Brazil	174,770	22%	(87,510)	29%	(68,947)	22%	18,313
Nextel Argentina	74,517	10%	(23,917)	8%	(35,314)	11%	15,286
Nextel Peru	82,740	11%	(36,606)	12%	(24,465)	8%	21,669
Corporate and other	1,600	—	(2,242)	1%	(27,596)	9%	(28,238)
Intercompany eliminations	(492)	—	492	—	—	—	—
Total consolidated	$780,373	100%	$(302,075)	100%	$(309,513)	100%	

A discussion of the results of operations in each of our reportable segments is provided below.

b. Nextel Mexico

	Successor Company Year Ended December 31, 2003	% of Nextel Mexico's Operating Revenues	Successor Company Two Months Ended December 31, 2002	Predecessor Company Ten Months Ended October 31, 2002	Combined Year Ended December 31, 2002	% of Nextel Mexico's Operating Revenues	Change from Previous Year Dollars	Change from Previous Year Percent
				(dollars in thousands)				
Operating revenues								
Service and other revenues	$559,198	97 %	$92,272	$339,991	$432,263	97 %	$126,935	29 %
Digital handset and accessory revenues	19,170	3 %	3,410	11,565	14,975	3 %	4,195	28 %
	578,368	100 %	95,682	351,556	447,238	100 %	131,130	29 %
Cost of revenues								
Cost of service (exclusive of depreciation included below)	(115,207)	(20)%	(16,169)	(72,166)	(88,335)	(20)%	(26,872)	30 %
Cost of digital handset and accessory sales	(78,216)	(14)%	(13,144)	(50,813)	(63,957)	(14)%	(14,259)	22 %
	(193,423)	(34)%	(29,313)	(122,979)	(152,292)	(34)%	(41,131)	27 %
Selling and marketing expenses	(80,791)	(14)%	(12,524)	(66,525)	(79,049)	(18)%	(1,742)	2 %
General and administrative expenses	(88,851)	(14)%	(13,410)	(60,732)	(74,142)	(17)%	(14,709)	20 %
Segment earnings	215,303	38 %	40,435	101,320	141,755	31 %	73,548	52 %
Depreciation and amortization	(67,681)	(12)%	(10,267)	(43,648)	(53,915)	(12)%	(13,766)	26 %
Operating income	147,622	26 %	30,168	57,672	87,840	19 %	59,782	68 %
Interest expense, net	(17,153)	(3)%	(1,177)	(2,483)	(3,660)	(1)%	(13,493)	369 %
Foreign currency transaction (losses) gains, net	(16,381)	(3)%	850	(14,823)	(13,973)	(3)%	(2,408)	(17)%
Reorganization items, net	—	—	—	(46,039)	(46,039)	(10)%	46,039	(100)%
Other expense, net	(959)	—	(1,456)	(3,071)	(4,527)	(1)%	3,568	(79)%
Income (loss) before income tax	$113,129	20 %	$28,385	$ (8,744)	$ 19,641	4 %	$ 93,488	476 %

Nextel Mexico is our largest and most profitable market segment, comprising 62% of our total revenues and 88% of our total operating income for the year ended December 31, 2003. In recent years, we have directed the substantial portion of our capital investment to Nextel Mexico. Nextel Mexico's profitability is a result of subscriber growth with increasing average revenues per subscriber and operating costs maintained in line with revenues. Additional subscriber growth was the result of selectively expanding coverage in new markets and improving network quality and capacity, including launching service in Baja California and providing voice and data coverage to a busy cross-border area between Tijuana and San Diego. Coverage expansion and network improvements were attributable to capital expenditures totaling $139.9 million for the year ended December 31, 2003, a 20% increase from 2002, and a 65% share of all capital expenditure investments that we made during 2003, a trend that we expect will likely continue in the near future. Average revenues per subscriber improved due to the implementation of new rate plans and increased minutes of use in interconnect and dispatch traffic. Nextel Mexico also decreased its customer turnover by making concentrated investments in customer retention programs.

In accordance with generally accepted accounting principles in the United States, we translated Nextel Mexico's results of operations using the average exchange rates for the year ended December 31, 2003. The average exchange rate of the Mexican peso for the year ended December 31, 2003 depreciated against the U.S. dollar by 11% from the year ended December 31, 2002. As a result, as compared to 2002, the components of Nextel Mexico's results of operations for 2003 after translation into U.S. dollars reflect lower increases than would have occurred if it were not for the impact of the depreciation of the peso, taking into consideration our one-month lag financial reporting policy for our non-U.S. operating subsidiaries.

1. Operating revenues

The $126.9 million, or 29%, increase in service and other revenues from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily a result of the following:

- a 28% increase in the average number of digital handsets in service resulting from growth in Mexico's existing markets, the expansion of service coverage in Mexico and continued emphasis on maintaining brand awareness;
- an increase in average revenue per handset primarily due to the successful implementation of previously introduced monthly service plans and increased usage; and
- revenue generated from the implementation of an amended handset insurance program during 2003.

These increases were partially offset by the depreciation of the Mexican peso.

The $4.2 million, or 28%, increase in digital handset and accessory revenues from the year ended December 31, 2002 to the year ended December 31, 2003 is largely the result of a change in accounting for digital handset revenues that Nextel Mexico implemented during the fourth quarter of 2002, when it began recognizing all digital handset revenue and cost of revenue upon delivery of the handset to the customer. This increase is also due to a 10% increase in handset sales and a change in the mix of handsets sold during 2003, which included a higher proportion of expensive models than those sold during 2002.

2. Cost of revenues

The $26.9 million, or 30%, increase in cost of service from the year ended December 31, 2002 to the year ended December 31, 2003 is principally a result of the following:

- increases in variable costs related to interconnect fees resulting from a 49% increase in total system minutes of use, partially offset by decreases in variable rates per minute of use beginning in 2003 when Nextel Mexico renegotiated interconnect rates with some of its traffic carriers;
- increases in service and repair expenses, primarily due to an amended handset insurance program that resulted in the reclassification of handset insurance program revenues that were netted against costs and an increase in claims under the handset insurance program as a result of growth in Nextel Mexico's customer base; and
- increases in fixed costs related to direct switch and transmitter and receiver site costs, including utility and warranty costs that Nextel Mexico incurred resulting from a 22% increase in the number of transmitter and receiver sites in service from December 31, 2002 to December 31, 2003.

These increases were partially offset by the depreciation of the Mexican peso.

As is the case with our other operating companies, Nextel Mexico subsidizes handset sales to attract new customers and offers handset upgrades and other retention inducements to retain existing customers. The $14.3 million, or 22%, increase in Nextel Mexico's cost of digital handset and accessory sales from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily due to the change in accounting for digital handset sales described above, an increase in handset upgrades provided to current customers and a 10% increase in handset sales.

3. Selling and marketing expenses

The $1.7 million, or 2%, increase in Nextel Mexico's selling and marketing expenses from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily the result of a $3.7 million increase in direct commission and payroll expenses, primarily due to an increase in local currency payroll costs as a result of an increase in sales and marketing personnel, and an increase in commissions incurred as a result of a 10% increase in handset sales, partially offset by the depreciation of the Mexican peso.

4. General and administrative expenses

The $14.7 million, or 20%, increase in Nextel Mexico's general and administrative expenses from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily a result of the following:

- a $12.2 million, or 31%, increase in general corporate expenses primarily caused by an increase in operating taxes on certain gross revenues, an increase in payroll and related expenses and higher rent and building maintenance costs; and
- a $4.2 million, or 23%, increase in customer care and billing operations primarily due to an increase in payroll and related expenses caused by an increase in customer care personnel to support a larger customer base and the implementation of new customer retention programs. Bad debt expense remained relatively flat from 2002 to 2003.

These increases were partially offset by a decrease of $1.6 million, or 15%, in information technology expenses primarily due to lower information technology software maintenance expenses and the depreciation of the Mexican peso.

5. Depreciation and amortization

The $13.8 million, or 26%, increase in depreciation and amortization from the year ended December 31, 2002 to the year ended December 31, 2003 is largely due to increase amortization expenses related to $41.5 million in intangible assets, in particular customer base and tradename, that Nextel Mexico recognized as a result of the application of fresh-start accounting rules in the fourth quarter of 2002. The recognition of the customer base and its short useful life relative to other intangible assets substantially increased amortization for 2003 compared to 2002. This increase in amortization was partially offset by a decrease in amortization related to the reversal of certain valuation allowances for deferred tax assets created in connection with our application of fresh-start accounting, which we recorded as a reduction to the intangible assets that existed as of the date of our application of fresh-start accounting.

The overall increase in amortization was partially offset by a decrease in depreciation as a result of $82.8 million in fixed asset write-downs that Nextel Mexico recognized in applying fresh-start accounting rules. These charges substantially reduced the cost bases of Nextel Mexico's fixed assets, resulting in lower depreciation charges during 2003 compared to 2002. Additionally, the decrease in depreciation was partially offset by depreciation initiated on $139.9 million of capital expenditures that Nextel Mexico made during 2003.

6. Interest expense, net

The $13.5 million increase in interest expense, net, from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily due to the following:

- interest incurred on Nextel Mexico's $71.3 million tower financing obligations, which Nextel Mexico incurred in connection with the sale-leaseback of communication towers during 2003;
- interest incurred on Nextel Mexico's $125.0 million portion of the international equipment facility for which it became obligated in November 2002; and
- the recognition of Nextel Mexico's $2.5 million portion of the loss on the termination of the interest rate swap associated with the international equipment facility in the third quarter of 2003.

These increases were partially offset by decreases in interest related to Nextel Mexico's handset financing balances and an increase in interest income due to higher average cash balances, largely due to cash proceeds received in connection with Nextel Mexico's tower sale-leaseback transactions.

7. Foreign currency transaction (losses) gains, net

Net foreign currency transaction losses of $16.4 million and $14.0 million for the years ended December 31, 2003 and 2002 are primarily due to the impact from the weakening of the Mexican peso on Nextel Mexico's U.S. dollar-denominated net liabilities.

8. Reorganization items, net

Reorganization items, net, of $46.0 million for the year ended December 31, 2002 represent adjustments to the carrying values of Nextel Mexico's long-lived assets during the fourth quarter of 2002 as a result of applying fresh-start accounting principles. Reorganization items, net, also include direct costs incurred in connection with our reorganization.

9. Other expense, net

The $3.6 million, or 79%, decrease in other expense, net, from the year ended December 31, 2002 to the year ended December 31, 2003 is largely due to lower withholding taxes related to interest paid to Motorola Credit Corporation on handset financing.

c. Nextel Brazil

	Successor Company Year Ended December 31, 2003	% of Nextel Brazil's Operating Revenues	Successor Company Two Months Ended December 31, 2002	Predecessor Company Ten Months Ended October 31, 2002	Combined Year Ended December 31, 2002	% of Nextel Brazil's Operating Revenues	Change from Previous Year Dollars	Change from Previous Year Percent
				(dollars in thousands)				
Operating revenues								
Service and other revenues	$138,244	93 %	$20,617	$141,908	$162,525	93 %	$(24,281)	(15)%
Digital handset and accessory revenues	10,301	7 %	1,373	10,872	12,245	7 %	(1,944)	(16)%
	148,545	100 %	21,990	152,780	174,770	100 %	(26,225)	(15)%
Cost of revenues								
Cost of service (exclusive of depreciation included below)	(57,057)	(38)%	(6,861)	(57,698)	(64,559)	(37)%	7,502	(12)%
Cost of digital handset and accessory sales	(27,916)	(19)%	(2,973)	(19,978)	(22,951)	(13)%	(4,965)	22 %
	(84,973)	(57)%	(9,834)	(77,676)	(87,510)	(50)%	2,537	(3)%
Selling and marketing expenses	(21,862)	(15)%	(2,629)	(20,219)	(22,848)	(13)%	986	(4)%
General and administrative expenses	(28,107)	(19)%	(4,864)	(41,235)	(46,099)	(27)%	17,992	(39)%
Segment earnings	13,603	9 %	4,663	13,650	18,313	10 %	(4,710)	(26)%
Restructuring and other charges	—	—	—	(695)	(695)	—	695	(100)%
Depreciation and amortization	(4,520)	(3)%	(263)	(9,977)	(10,240)	(6)%	5,720	(56)%
Operating income	9,083	6 %	4,400	2,978	7,378	4 %	1,705	23 %
Interest expense, net	(5,418)	(4)%	(4,569)	(9,879)	(14,448)	(8)%	9,030	(63)%
Foreign currency transaction gains (losses), net	23,751	16 %	1,422	(27,669)	(26,247)	(15)%	49,998	(190)%
Gain on extinguishment of debt	22,739	15 %	—	—	—	—	22,739	100 %
Reorganization items, net	—	—	—	(33,658)	(33,658)	(19)%	33,658	(100)%
Other expense, net	(8,239)	(5)%	(950)	(3,703)	(4,653)	(3)%	(3,586)	77 %
Income (loss) before income tax	$ 41,916	28 %	$ 303	$(71,931)	$(71,628)	(41)%	$113,544	(159)%

Due to our cash conservation initiatives, from the fourth quarter of 2001 continuing through the first quarter of 2003, we significantly reduced the funding to Nextel Brazil. Because of the reduction in funding, Nextel Brazil was not able to complete the construction of its digital mobile network consistent with the quality standards in our other operations or to invest significant amounts on customer acquisition and retention efforts. As a result, Nextel Brazil experienced high customer turnover, leading to a decreasing customer base and a decline in revenues. During the second quarter of 2003, we completed a review of Nextel Brazil's sales and customer retention strategy, including branding, pricing, promotion and distribution. In addition, we evaluated Nextel Brazil's network quality and coverage to ensure our wireless coverage matches our targeted customers' expectations. As a result of these assessments, we are revitalizing our sales programs by simplifying and launching new rate plans, implementing customer retention programs, enhancing brand awareness and are making modest incremental investments to the digital mobile network in key metropolitan areas of Brazil. While Nextel Brazil has made some progress in adding new customers, reducing customer turnover and improving network quality, we cannot be sure that these efforts will have a significant positive long-term impact on Nextel Brazil's results of operations in the future.

In accordance with generally accepted accounting principles in the United States, we translated Nextel Brazil's results of operations using the average exchange rates for the year ended December 31, 2003. The average exchange rate for the year ended December 31, 2003 depreciated against the U.S. dollar by 10% from the year ended December 31, 2002. As a result, the components of Nextel Brazil's results of operations for the year ended December 31, 2003 after translation into U.S. dollars reflect decreases compared to its results of operations for the combined year ended December 31, 2002, taking into consideration our one-month lag financial reporting policy for our non-U.S. operating subsidiaries.

1. Operating revenues

The $24.3 million, or 15%, decrease in service and other revenues from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily a result of the depreciation of the Brazilian real compared to the U.S. dollar and an 11% decrease in the average number of digital handsets in service. These decreases were partially offset by an increase in average revenue per handset on a local currency basis, largely due to an increase in revenue from calling party pays service agreements that Nextel Brazil implemented with various fixed line and wireless operators, as well as the implementation of new monthly service plans.

The $1.9 million, or 16%, decrease in digital handset and accessory sales from the year ended December 31, 2002 to the year ended December 31, 2003 primarily resulted from the implementation of a handset rental program in Brazil during 2003, under which customers can rent rather than buy handsets for use on Nextel Brazil's network, as well as the impact resulting from a change in accounting for digital handset revenues that Nextel Brazil implemented during the fourth quarter of 2002. This decrease was partially offset by an increase in handset sales from 2002 to 2003.

2. Cost of revenues

The $7.5 million, or 12%, decrease in cost of service from the year ended December 31, 2002 to the year ended December 31, 2003 primarily resulted from the depreciation of the Brazilian real compared to the U.S. dollar and a decrease in local currency interconnect costs due to a decrease in minutes of use resulting from lower average digital handsets in service. These decreases were partially offset by an increase in direct switch and transmitter and receiver site costs that Nextel Brazil incurred as a result of a 15% increase in the number of transmitter and receiver sites in service from December 31, 2002 to December 31, 2003.

As is the case with our other operating companies, Nextel Brazil subsidizes handset sales to attract new customers and offers handset upgrades and other retention inducements to retain existing customers. The $5.0 million, or 22%, increase in cost of digital handset and accessory sales from the year ended

December 31, 2002 to the year ended December 31, 2003 is largely due to an increase in handset sales and rentals.

3. Selling and marketing expenses

The $1.0 million, or 4%, decrease in Nextel Brazil's selling and marketing expenses from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily a result of the depreciation of the Brazilian real and a decrease in marketing expenses, partially offset by an increase in commissions resulting from an increase in handset sales.

4. General and administrative expenses

The $18.0 million, or 39%, decrease in Nextel Brazil's general and administrative expenses is primarily a result of the following:

- a $12.2 million, or 54%, decrease in general corporate expenses largely resulting from a $9.8 million, or 143%, reduction in tax and other contingency expenses and the depreciation of the Brazilian real; and
- a $5.3 million, or 94%, decrease in bad debt expense, which also decreased as a percentage of revenues from 3.2% for the year ended December 31, 2002 to 0.2% for the year ended December 31, 2003, primarily as a result of improved collections during 2003, a change in Nextel Brazil's bad debt reserve policy and the depreciation of the Brazilian real.

5. Depreciation and amortization

The $5.7 million, or 56%, decrease in depreciation and amortization from the year ended December 31, 2002 to the year ended December 31, 2003 is partially the result of $34.2 million in long-lived asset write-downs that Nextel Brazil recognized as a result of the application of fresh-start accounting rules on October 31, 2002. These write-downs substantially reduced the cost bases of Nextel Brazil's long-lived assets and resulted in less depreciation during 2003 than during 2002. In addition, the decrease in amortization reflects the reversal of certain valuation allowances for deferred tax assets created in connection with our application of fresh-start accounting, which we recorded as a reduction to the intangible assets that existed as of the date of our application of fresh-start accounting.

6. Interest expense, net

The $9.0 million, or 63%, decrease in net interest expense from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily due to a reduction of interest related to handset financing as a result of the pay-down of Nextel Brazil's handset financing liabilities during 2003 and the extinguishment of Nextel Brazil's equipment financing facility in September 2003. These decreases were partially offset by interest incurred on Nextel Brazil's $31.9 million tower financing obligations, which Nextel Brazil recognized in connection with the sale-leaseback of communication towers during 2003.

7. Foreign currency transaction gains (losses), net

Net foreign currency transaction gains of $23.8 million for the year ended December 31, 2003 are largely due to the relative strengthening of the Brazilian real compared to the U.S. dollar on Nextel Brazil's U.S. dollar-based liabilities during that period, primarily its equipment financing facility. Net foreign currency transaction losses of $26.2 million for the year ended December 31, 2002 are primarily due to the relative weakening of the Brazilian real compared to the U.S. dollar on Nextel Brazil's U.S. dollar-based liabilities during that period. Nextel Brazil's exposure to foreign currency transaction losses was reduced significantly in September 2003 as a result of the extinguishment of its equipment financing facility.

8. Gain on extinguishment of debt

In July 2003, we entered into an agreement with Motorola Credit Corporation to retire our indebtedness under Nextel Brazil's equipment financing facility. In connection with this agreement, in September 2003 we paid $86.0 million to Motorola Credit Corporation in consideration of the $103.2 million in outstanding principal and $5.5 million in accrued and unpaid interest under Nextel Brazil's equipment financing facility. As a result, Nextel Brazil recognized a $22.7 million gain on the retirement of this facility during the year ended December 31, 2003.

9. Reorganization items, net

As a result of applying fresh-start accounting rules during the fourth quarter of 2002, Nextel Brazil adjusted the carrying values of its long-lived assets to their estimated fair values and recognized a $32.5 million charge in reorganization items. Reorganization items, net, for the year ended December 31, 2002 also include employee retention costs associated with our Chapter 11 reorganization.

10. Other expense, net

The $3.6 million, or 77%, increase in other expense, net, from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily due to an increase in monetary corrections on tax contingencies resulting from higher inflation and interest indexes.

d. Nextel Argentina

	Successor Company Year Ended December 31, 2003	% of Nextel Argentina's Operating Revenues	Successor Company Two Months Ended December 31, 2002	Predecessor Company Ten Months Ended October 31, 2002	Combined Year Ended December 31, 2002	% of Nextel Argentina's Operating Revenues	Change from Previous Year Dollars	Change from Previous Year Percent
				(dollars in thousands)				
Operating revenues								
Service and other revenues	$106,730	90 %	$10,282	$ 60,920	$ 71,202	96 %	$ 35,528	50 %
Digital handset and accessory revenues	11,413	10 %	445	2,870	3,315	4 %	8,098	244 %
	118,143	100 %	10,727	63,790	74,517	100 %	43,626	59 %
Cost of revenues								
Cost of service (exclusive of depreciation included below)	(32,740)	(28)%	(2,264)	(14,061)	(16,325)	(22)%	(16,415)	101 %
Cost of digital handset and accessory sales	(15,911)	(13)%	(1,240)	(6,352)	(7,592)	(10)%	(8,319)	110 %
	(48,651)	(41)%	(3,504)	(20,413)	(23,917)	(32)%	(24,734)	103 %
Selling and marketing expenses	(11,030)	(9)%	(1,450)	(9,297)	(10,747)	(14)%	(283)	3 %
General and administrative expenses	(25,794)	(22)%	(2,952)	(21,615)	(24,567)	(33)%	(1,227)	5 %
Segment earnings	32,668	28 %	2,821	12,465	15,286	21 %	17,382	114 %
Impairment, restructuring and other charges	—	—	—	(8,542)	(8,542)	(12)%	8,542	(100)%
Depreciation and amortization	(3,983)	(3)%	(212)	(2,231)	(2,443)	(3)%	(1,540)	63 %
Operating income	28,685	25 %	2,609	1,692	4,301	6 %	24,384	567 %
Interest income (expense), net	459	0 %	(156)	(9,318)	(9,474)	(13)%	9,933	(105)%
Foreign currency transaction gains (losses), net	1,335	1 %	285	(137,820)	(137,535)	(185)%	138,870	(101)%
Reorganization items, net	—	—	—	(4,112)	(4,112)	(5)%	4,112	(100)%
Other income (expense), net	8,383	7 %	(60)	(1,954)	(2,014)	(3)%	10,397	(516)%
Income (loss) before income tax	$ 38,862	33 %	$ 2,678	$(151,512)	$(148,834)	(200)%	$187,696	(126)%

In 2002, Nextel Argentina's operations were negatively impacted by the adverse economic and political conditions existing in Argentina. At the beginning of 2002, Nextel Argentina implemented a contingency plan, which included workforce reductions, the introduction of new handset leasing programs and pricing plans designed to retain customers. As a result of the financial difficulties facing its customers and its policies related to suspension and deactivation of nonpaying customers, Nextel Argentina experienced increased customer turnover rates and higher bad debt expense during the first half of 2002. Despite these challenging conditions, during the second half of 2002, Nextel Argentina grew its business by adding subscribers, lowered its customer turnover and reduced its bad debt expense. Since the beginning of 2003, the macroeconomic environment has begun to show signs of improvement as evidenced by the appreciation of the Argentine peso relative to the U.S. dollar. Consistent with this improved economic environment, Nextel Argentina has continued growing its subscriber base, significantly lowering its customer turnover and reducing its bad debt expense, while substantially increasing its operating revenues. As a result of the uncertainty surrounding the economic conditions in Argentina, we cannot predict whether this trend will continue.

In accordance with accounting principles generally accepted in the United States, we translated Nextel Argentina's results of operations using the average exchange rates for the years ended

December 31, 2003 and 2002. The average exchange rate of the Argentine peso for the year ended December 31, 2003 depreciated against the U.S. dollar by 2% from the year ended December 31, 2002. As a result, the components of Nextel Argentina's results of operations for 2003 after translation into U.S. dollars are generally comparable to its results of operations for 2002, taking into consideration our one-month lag financial reporting policy for our non-U.S. operating subsidiaries.

1. Operating revenues

The $35.5 million, or 50%, increase in service and other revenues from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily a result of the following:

- a 20% increase in the average number of digital handsets in service, resulting from growth in Nextel Argentina's existing markets and lower customer turnover; and
- an increase in average revenue per handset, largely due to monthly service plans with higher access fees that Nextel Argentina introduced in 2002 and the implementation of a termination fee between mobile carriers during the second quarter of 2003.

The $8.1 million, or 244%, increase in digital handset and accessory revenues from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily a result of the following:

- a change in accounting for digital handset revenues that Nextel Argentina implemented during the fourth quarter of 2002, when it began recognizing all digital handset revenue and related cost of revenue upon delivery of the handset to the customer; and
- an 18% increase in handset sales and a change in the mix of handsets sold during 2003, which included a higher proportion of expensive models than those sold during 2002, when handset sales primarily included lower cost refurbished models.

2. Cost of revenues

The $16.4 million, or 101%, increase in cost of service from the year ended December 31, 2002 to the year ended December 31, 2003 is largely a result of the following:

- an increase in variable costs related to interconnect fees resulting from a 46% increase in total system minutes of use, primarily due to an increase in the number of digital handsets in service and the implementation of rate plans with increased volumes of usable minutes;
- a significant increase in per minute costs related to interconnect minutes of use resulting from the signing of interconnect agreements with other mobile service providers during the second quarter of 2003;
- an increase in service and repair costs resulting from increased activity associated with a program under which Nextel Argentina provides new handsets to customers to replace damaged handsets; and
- an increase in fixed costs related to direct switch and transmitter and receiver site costs that Nextel Argentina incurred as a result of a 7% increase in the number of transmitter and receiver sites in service from December 31, 2002 to December 31, 2003.

As is the case with our other operating companies, Nextel Argentina subsidizes handset sales to attract new customers and offers handset upgrades and other retention inducements to retain existing customers. The $8.3 million, or 110%, increase in cost of digital handset and accessory sales from the year ended December 31, 2002 to the year ended December 31, 2003 is mostly due to the 18% increase in handset sales and an increase in handset upgrades, as well as a significant increase in the proportion of new to refurbished handsets sold.

3. Selling and marketing expenses

The $0.3 million, or 3%, increase in Nextel Argentina's selling and marketing expenses from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily a result of a $0.4 million, or 12%, increase in indirect commissions, mainly caused by a 19% increase in handset sales obtained through indirect channels.

4. General and administrative expenses

The $1.2 million, or 5%, increase in general and administrative expenses from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily a result of a $6.8 million, or 50%, increase in general corporate, customer care and billing operations expenses, mainly as a result of an increase in operating taxes on gross revenues in Argentina. The increase was partially offset by a $4.4 million, or 72%, decrease in bad debt expense, which also decreased as a percentage of revenues from 8.2% for the year ended December 31, 2002 to 1.5% for the year ended December 31, 2003. Bad debt decreased mainly due to stricter credit and collection policies, lower customer turnover and the resulting uncertainty surrounding adverse economic conditions in Argentina during most of 2002, which caused an increase in bad debt expense during that year.

5. Impairment, restructuring and other charges

During the year ended December 31, 2002, Nextel Argentina recorded a $7.9 million impairment charge to write down the carrying values of its long-lived assets as a result of the adverse economic conditions in Argentina and incurred $0.6 million in restructuring charges related to workforce reductions. Nextel Argentina did not incur any impairment, restructuring or other charges during the year ended December 31, 2003.

6. Depreciation and amortization

The $1.5 million, or 63%, increase in depreciation and amortization from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily due to a significant increase in Nextel Argentina's gross property, plant and equipment, partially offset by a decrease in amortization related to the reversal of certain valuation allowances for deferred tax assets created in connection with our application of fresh-start accounting, which we recorded as a reduction to the intangible assets that existed as of the date of our application of fresh-start accounting.

7. Interest income (expense), net

Interest expense, net, for the year ended December 31, 2002 primarily represents interest related to Nextel Argentina's credit facilities, which one of our corporate entities repurchased and retired during the fourth quarter of 2002 in connection with our emergence from Chapter 11 reorganization. Following this repurchase, Nextel Argentina is no longer incurring any interest expense related to these credit facilities and does not have any long-term debt. As a result, Nextel Argentina recorded net interest income for the year ended December 31, 2003.

8. Foreign currency transaction gains (losses), net

Net foreign currency transaction losses of $137.5 million for the year ended December 31, 2002 are primarily due to the impact of the depreciation of the Argentine peso on Nextel Argentina's dollar-denominated credit facilities. Nextel Argentina's exposure to foreign currency transaction losses was reduced significantly during the fourth quarter of 2002 as a result of our repurchase of Nextel Argentina's credit facilities.

9. Reorganization items, net

Reorganization items, net, of $4.1 million for the year ended December 31, 2002 consists principally of a $2.9 million write-down of long-lived assets in accordance with fresh-start accounting principles and other retention costs that Nextel Argentina incurred in connection with our Chapter 11 reorganization.

10. Other income (expense), net

In connection with our emergence from Chapter 11 reorganization in 2002, one of our corporate entities repurchased Nextel Argentina's credit facilities from its creditors. While this corporate entity contributed the principal balance to Nextel Argentina as a capital investment, it forgave the accrued interest related to these credit facilities during the first quarter of 2003. Other income, net, of $8.4 million for the year ended December 31, 2003 consists primarily of the gain related to the forgiveness of this accrued interest. Since this accrued interest was due between a corporate entity and a consolidated subsidiary, its forgiveness did not impact our consolidated results of operations.

e. Nextel Peru

	Successor Company Year Ended December 31, 2003	% of Nextel Peru's Operating Revenues	Successor Company Two Months Ended December 31, 2002	Predecessor Company Ten Months Ended October 31, 2002	Combined Year Ended December 31, 2002	% of Nextel Peru's Operating Revenues	Change from Previous Year	
							Dollars	Percent
				(dollars in thousands)				
Operating revenues								
Service and other revenues	$ 90,391	98 %	$14,303	$ 66,598	$ 80,901	98 %	$ 9,490	12 %
Digital handset and accessory revenues	2,184	2 %	426	1,413	1,839	2 %	345	19 %
	92,575	100 %	14,729	68,011	82,740	100 %	9,835	12 %
Cost of revenues								
Cost of service (exclusive of depreciation included below)	(34,049)	(37)%	(4,532)	(20,326)	(24,858)	(30)%	(9,191)	37 %
Cost of digital handset and accessory sales	(11,246)	(12)%	(2,036)	(9,712)	(11,748)	(14)%	502	(4)%
	(45,295)	(49)%	(6,568)	(30,038)	(36,606)	(44)%	(8,689)	24 %
Selling and marketing expenses	(10,762)	(11)%	(1,796)	(8,610)	(10,406)	(13)%	(356)	3 %
General and administrative expenses	(15,579)	(17)%	(3,170)	(10,889)	(14,059)	(17)%	(1,520)	11 %
Segment earnings	20,939	23 %	3,195	18,474	21,669	26 %	(730)	(3)%
Restructuring and other charges	—	—	—	(23)	(23)	—	23	(100)%
Depreciation and amortization	(3,054)	(4)%	(323)	(5,068)	(5,391)	(6)%	2,337	(43)%
Operating income	17,885	19 %	2,872	13,383	16,255	20 %	1,630	10 %
Interest expense, net	(1,942)	(2)%	(246)	(2,223)	(2,469)	(3)%	527	(21)%
Foreign currency transaction gains (losses), net	165	—	624	(1,030)	(406)	(1)%	571	(141)%
Reorganization items, net	—	—	—	(31,030)	(31,030)	(38)%	31,030	(100)%
Other (expense) income, net	(328)	—	6,983	(530)	6,453	8 %	(6,781)	(105)%
Income (loss) before income tax	$ 15,780	17 %	$10,233	$(21,430)	$(11,197)	(14)%	$26,977	(241)%

Nextel Peru's revenue growth slowed during 2003 compared to prior years due to lower revenue per subscriber growth. Operating revenues increased 27% from the year ended December 31, 2001 to the year ended December 31, 2002, but only increased 12% from the year ended December 31, 2002 to the year ended December 31, 2003. In combination with the 12% increase in operating revenues, an increase in interconnect fees resulting from an increase in rates led to stable segment earnings from 2002 to 2003. We expect Nextel Peru to grow its subscriber base and revenues as it broadens its target market to incorporate subscribers from micro enterprises in addition to its existing focus on small and medium sized corporate and business users.

Because the U.S. dollar is the functional currency in Peru, Nextel Peru's results of operations are not significantly impacted by changes in the U.S. dollar to Peruvian sol exchange rate.

1. Operating revenues

The $9.5 million, or 12%, increase in service and other revenues from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily the result of a 16% increase in the average number of digital handsets in service, partially offset by a decrease in average revenue per handset, largely due to the implementation of new rate plans with lower access revenues and higher interconnect rates during 2003.

2. Cost of revenues

The $9.2 million, or 37%, increase in cost of service from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily a result of the following:

- an increase in variable costs related to interconnect fees resulting from a 14% increase in total system minutes of use, largely related to the 16% increase in the average number of digital handsets in service;
- an increase in average variable cost per interconnect minute of use caused by higher interconnect rates that Nextel Peru began incurring in 2003 as a result of a change in intercarrier settlement methodologies due to a decision made by the Peruvian telecommunications regulator; and
- an increase in fixed costs related to direct switch and transmitter and receiver site costs, including utility and warranty costs that Nextel Peru incurred as a result of a 6% increase in the number of transmitter and receiver sites in service from December 31, 2002 to December 31, 2003.

3. Selling and marketing expenses

The $0.4 million, or 3%, increase in Nextel Peru's selling and marketing expenses from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily a result of a $0.7 million, or 14%, increase in commissions and payroll expenses, partially offset by a $0.3 million, or 13%, decrease in advertising expenses, largely due to fewer advertising campaigns in 2003.

4. General and administrative expenses

The $1.5 million, or 11%, increase in Nextel Peru's general and administrative expenses from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily a result of the following:

- a $0.8 million, or 17%, increase in customer care and billing operations expenses primarily as a result of an increase in payroll and related expenses related to an increase in customer care personnel necessary to support a larger customer base; and
- a $0.8 million, or 29%, increase in information technology expenses largely as a result of the implementation of a renumbering program which added an extra digit to all mobile numbers, new software licenses and maintenance and an increase in payroll and related expenses caused by an increase in information technology personnel.

5. Depreciation and amortization

The $2.3 million, or 43%, decrease in depreciation and amortization from the year ended December 31, 2002 to the year ended December 31, 2003 is partially the result of net long-lived asset write-downs that Nextel Peru recognized in the fourth quarter of 2002 in connection with the application of fresh-start accounting rules. These write-downs substantially reduced the cost bases of certain of Nextel Peru's long-lived assets, resulting in lower depreciation in 2003.

The overall decrease was also attributable to a decrease in amortization resulting from the reversal of certain valuation allowances for deferred tax assets created in connection with our application of fresh-start accounting, which we recorded as a reduction to the intangible assets that existed as of the date of our application of fresh-start accounting.

6. Interest expense, net

The $0.5 million, or 21%, decrease in net interest expense from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily a result of less interest expense incurred related to handset financing during 2003 compared to 2002 as a result of the pay-down of outstanding balances, partially offset by interest incurred on Nextel Peru's $26.4 million portion of the international equipment facility for which Nextel Peru became obligated in November 2002. Nextel Peru repaid the outstanding principal balance of this facility in September 2003. As a result, Nextel Peru's interest expense should decrease significantly in future periods.

7. Reorganization items, net

Reorganization items, net, of $31.0 million for the year ended December 31, 2002 primarily represents a $30.1 million net charge that Nextel Peru recorded to adjust the carrying values of its long-lived assets to their estimated fair values as a result of applying fresh-start accounting rules during the fourth quarter of 2002.

8. Other (expense) income, net

Other income, net, of $6.5 million for the year ended December 31, 2002 primarily represents a $6.1 million gain recorded as a result of NII Holdings' forgiveness of accrued interest on Nextel Peru's intercompany loan.

f. Corporate and other

	Successor Company Year Ended December 31, 2003	% of Corporate and other Operating Revenues	Successor Company Two Months Ended December 31, 2002	Predecessor Company Ten Months Ended October 31, 2002	Combined Year Ended December 31, 2002	% of Corporate and other Operating Revenues	Change from Previous Year Dollars	Change from Previous Year Percent
				(dollars in thousands)				
Operating revenues								
Service and other revenues	$ 1,567	100 %	$ 238	$ 1,327	$ 1,565	98 %	$ 2	—
Digital handset and accessory revenues	4	—	1	34	35	2 %	(31)	(89)%
	1,571	100 %	239	1,361	1,600	100 %	(29)	(2)%
Cost of revenues								
Cost of service (exclusive of depreciation included below)	(1,483)	(94)%	(192)	(1,147)	(1,339)	(84)%	(144)	11 %
Cost of digital handset and accessory sales	(970)	(62)%	(176)	(727)	(903)	(56)%	(67)	7 %
	(2,453)	(156)%	(368)	(1,874)	(2,242)	(140)%	(211)	9 %
Selling and marketing expenses	(4,130)	(263)%	(539)	(3,259)	(3,798)	(237)%	(332)	9 %
General and administrative expenses	(30,494)	NM	(3,774)	(20,024)	(23,798)	NM	(6,696)	28 %
Segment losses	(35,506)	NM	(4,442)	(23,796)	(28,238)	NM	(7,268)	26 %
Impairment, restructuring and other charges	—	—	—	(6,548)	(6,548)	(409)%	6,548	(100)%
Depreciation and amortization	(755)	(48)%	(367)	(5,733)	(6,100)	(381)%	5,345	(88)%
Operating loss	(36,261)	NM	(4,809)	(36,077)	(40,886)	NM	4,625	(11)%
Interest expense, net	(29,705)	NM	(2,524)	(119,867)	(122,391)	NM	92,686	(76)%
Foreign currency transaction (losses) gains, net	(14)	(1)%	34	(22)	12	1 %	(26)	(217)%
(Loss) gain on extinguishment of debt, net	(335)	(21)%	—	101,598	101,598	NM	(101,933)	(100)%
Reorganization items, net	—	—	—	2,281,829	2,281,829	NM	(2,281,829)	(100)%
Other (expense) income, net	(8,564)	(545)%	(6,074)	340	(5,734)	(358)%	(2,830)	49 %
(Loss) income before income tax	$(74,879)	NM	$(13,373)	$2,227,801	$2,214,428	NM	$(2,289,307)	(103)%

NM-Not Meaningful

Corporate and other operating revenues and cost of revenues primarily represent the results of analog operations reported by Nextel Chile. Operating revenues and cost of revenues did not significantly change from the year ended December 31, 2002 to the year ended December 31, 2003 because Nextel Chile's subscriber base remained stable.

1. General and administrative expenses

The $6.7 million, or 28%, increase in general and administrative expenses from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily due to an increase in other general corporate expenses as a result of increases in corporate business insurance costs, largely due to an increase in insurance premiums and additional insurance policies obtained in 2003, outside services expenses, mainly due to an increase in audit and tax fees, and corporate payroll and related costs.

2. Impairment, restructuring and other charges

Impairment, restructuring and other charges of $6.5 million for the year ended December 31, 2002 are primarily related to payments we made to third parties who assisted us with our debt restructuring efforts during 2002 and workforce reductions at our corporate headquarters and our Chilean operating companies.

3. Depreciation and amortization

The $5.3 million, or 88%, decrease in depreciation and amortization expense from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily due to write-downs of all long-lived assets recognized at the corporate level and by Nextel Chile as a result of the application of fresh-start accounting rules on October 31, 2002. These write-downs substantially reduced the costs bases of our corporate entities' and Nextel Chile's long-lived assets and resulted in less depreciation and amortization during 2003 than during 2002.

4. Interest expense, net

The $92.7 million, or 76%, decrease in interest expense, net, from the year ended December 31, 2002 to the year ended December 31, 2003 is primarily due to the following:

- the elimination of interest expense on our former senior notes that we extinguished in connection with our emergence from Chapter 11 reorganization in 2002;
- a reduction in interest expense on our former $225.0 million international equipment facility, which was entirely held at the corporate level until our emergence from reorganization in 2002, at which point only $70.0 million was held at the corporate level; and
- an increase in interest income due to higher cash balances at the corporate level as a result of net proceeds received in connection with our stock and note offerings during the third quarter of 2003.

These increases were partially offset by the following:

- accreted interest on our senior secured discount notes that we issued in November 2002;
- interest expense that we recognized on the $70.0 million portion of our international equipment facility held at the corporate level, which we fully paid down in September 2003;
- interest expense that we recognized on our new convertible notes issued in September 2003; and
- the recognition of a $4.4 million loss on the elimination of our interest rate swap in the third quarter of 2003.

5. (Loss) gain on extinguishment of debt, net

The $101.6 million net gain on extinguishment of debt for the year ended December 31, 2002 represents a gain we recognized on the settlement of our Argentine credit facility in the fourth quarter of 2002. We repurchased the $107.6 million outstanding balance and accrued interest in exchange for $5.0 million in cash and the issuance of 400,000 shares of NII Holdings' common stock.

6. Reorganization items, net

Reorganization items, net, of $2,281.8 million for the year ended December 31, 2002 primarily represents the following gains realized from our reorganization:

- $2,402.9 million on the extinguishment of our former senior notes and related accrued interest; and
- $34.5 million on the extinguishment of amounts due to Nextel Communications, Inc., acquisition payables, accrued expenses and other.

These gains were partially offset by losses associated with the following write-offs and costs:

- a $92.2 million write-off of the unamortized bond discounts on our former senior notes;
- a $31.2 million write-off of debt financing costs;
- $17.8 million in legal, advisory, retention and tax costs; and
- a $14.4 million charge resulting from the recording of our assets at their estimated fair values in accordance with fresh-start accounting rules.

7. Other (expense) income, net

Other expense, net, of $8.6 million for the year ended December 31, 2003 consists primarily of a loss related to accrued interest that we forgave on Nextel Argentina's credit facilities that the corporate entity repurchased in the fourth quarter of 2002. Since this accrued interest was due between a corporate entity and a consolidated subsidiary, the forgiveness of accrued interest did not impact our consolidated results of operations.

Other expense, net, of $5.7 million for the year ended December 31, 2002 consists mainly of a $6.1 million write-off of accrued interest on an intercompany loan between a corporate affiliate and Nextel Peru. Since this accrued interest was due between a corporate entity and a consolidated subsidiary, the forgiveness of accrued interest did not impact our consolidated results of operations.

C. Liquidity and Capital Resources

We had a working capital surplus of $264.0 million as of December 31, 2004, a $129.6 million decrease compared to December 31, 2003. The decrease in our working capital is primarily attributable to lower consolidated cash balances resulting primarily from the repayment of our international equipment facility and the repurchase of our 13% senior secured discount notes, partially offset by new financing activities.

We recognized net income of $57.3 million for the year ended December 31, 2004, $81.2 million for the year ended December 31, 2003, $22.8 million for the two months ended December 31, 2002 and $1,955.0 million for the ten months ended October 31, 2002. Net income for the ten months ended October 31, 2002 includes $2,181.0 million in one-time non-operating reorganization items and a $101.6 million one-time non-operating gain on the extinguishment of our Argentine credit facility. Our operating expenses and capital expenditures associated with developing, enhancing and operating our digital mobile networks have more than offset our operating revenues in the past. During 2004, our operating revenues more than offset our operating expenses and cash capital expenditures. While we expect this trend to continue, if business conditions or timing of capital expenditures change, we may not be able to maintain this trend. See "— D. Future Capital Needs and Resources" for a discussion of our future outlook and anticipated sources and uses of funds for 2004.

Cash Flows

Our operating activities provided us with $256.0 million in net cash during 2004, a $45.0 million increase from 2003 resulting from our profitable growth strategy. Our operating activities provided us with $211.0 million of net cash during 2003.

We used $293.2 million in net cash in our investing activities during 2004, a $46.7 million increase from 2003. Cash capital expenditures increased $30.3 million from $197.4 million in 2003 to $227.7 million in 2004 due to investments made in advance of our planned expansion activities in 2005. We paid $24.3 million and $49.1 million in cash for acquisitions and purchases of licenses in 2004 and 2003, respectively. During 2004, we purchased $87.8 million in short-term investments of which we received $49.4 million in proceeds from maturities and sales of these short-term investments. We also purchased a foreign currency derivative instrument at a net cost of $2.7 million. We did not make similar purchases of short-term investments or foreign currency derivative instruments during 2003.

We used $44.1 million of net cash in our financing activities during 2004, primarily due to the following:

- $211.2 million in cash we used to retire substantially all of our 13.0% senior secured discount notes in connection with our tender offer;
- $126.1 million in cash we used to repay our international equipment facility with Motorola; and
- $8.5 million in cash we used to pay debt financing costs in connection with the issuance of our 2.875% convertible notes.

partially offset by:

- $300.0 million in gross proceeds that we raised in connection with the issuance of our 2.875% convertible notes.

Our financing activities provided us with $210.0 million of net cash during 2003, primarily due to $113.1 million in net proceeds that we received from the sale of common stock, $174.6 million in proceeds, net of debt financing costs, that we received from our 3.5% convertible note issuance and $106.4 million in proceeds that we received from our telecommunication tower sale-leaseback financing transactions that closed during 2003, partially offset by $186.0 million that we repaid under our long-term credit facilities with Motorola.

D. Future Capital Needs and Resources

Capital Resources. Our ongoing capital resources depend on a variety of factors, including our existing cash balance, cash flows generated by our operating companies and external financial sources that may be available. As of December 31, 2004, our capital resources included $369.4 million of cash and available short-term investments. Our ability to generate sufficient net cash from our operating activities is dependent upon, among other things:

- the amount of revenue we are able to generate and collect from our customers;
- the amount of operating expenses required to provide our services;
- the cost of acquiring and retaining customers, including the subsidies we incur to provide handsets to both our new and existing customers;
- our ability to continue to grow our customer base; and
- fluctuations in foreign exchange rates.

In January 2004, we issued $250.0 million aggregate principal amount of 2.875% convertible notes due 2034 for net proceeds of $242.4 million. In addition, we granted the initial purchaser an option to purchase up to an additional $50.0 million principal amount of notes, which the purchaser exercised in February 2004, resulting in an additional $48.6 million in net proceeds. The notes bear interest at a rate of 2.875% per year, payable semi-annually in arrears and in cash on February 1 and August 1 of each year, beginning August 1, 2004. The notes will mature on February 1, 2034, unless earlier converted or redeemed by the holders or repurchased by us.

In February 2004, we used the proceeds from the issuance of these notes to prepay, at face value, $72.5 million of the $125.0 million in outstanding principal under our international equipment facility. In addition, in March 2004, NII Holdings (Cayman), Ltd., one of our wholly-owned subsidiaries, completed a cash tender offer to purchase substantially all of its 13.0% senior secured discount notes due 2009. NII Holdings (Cayman), Ltd. financed the tender offer with intercompany loans from NII Holdings and cash on hand. We used a portion of our proceeds from the issuance of our 2.875% convertible notes to fund these intercompany loans to NII Holdings (Cayman), Ltd. In July 2004, we paid the remaining

$52.6 million in outstanding principal and related accrued interest under our international equipment facility.

In October 2004, we closed on a $250.0 million, five year syndicated loan facility in Mexico. The facility can be drawn down, under certain conditions, within 180 days from the date of closing. Of the total amount of the facility, $129.0 million is denominated in U.S. dollars, with a floating interest rate based on LIBOR, $31.0 million will be denominated in Mexican pesos, with a floating interest rate based on the Mexican reference rate TIIE, and $90.0 million will be denominated in Mexican pesos, at an interest rate fixed at the time of funding. We intend to hedge the currency and interest rate risks so that the facility is an effective fixed rate Mexican peso credit facility. As of December 31, 2004, we have not drawn on this loan.

Under an existing agreement with American Tower Corporation, during 2004 we received $6.4 million from tower sale-leaseback transactions in Mexico and Brazil. In addition, Nextel Brazil has a facility in place under which it can finance handset purchases. Borrowings under this facility have 180 day maturities and interest is prepaid in U.S. dollars at variable market rates. As of December 31, 2004, there were no amounts outstanding under the Nextel Brazil handset credit facility.

Capital Needs. We currently anticipate that our future capital needs will principally consist of funds required for:

- operating expenses relating to our digital mobile networks;
- capital expenditures to expand and enhance our digital mobile networks, as discussed below under "Capital Expenditures;"
- future spectrum purchases;
- debt service requirements, including tower financing obligations;
- cash taxes; and
- other general corporate expenditures.

The following table sets forth the amounts and timing of contractual payments for our most significant contractual obligations determined as of December 31, 2004. The information in the table reflects future unconditional payments and is based upon, among other things, the current terms of the relevant agreements, appropriate classification of items under accounting principles generally accepted in the United States that are currently in effect and certain assumptions, such as future interest rates. Future events could cause actual payments to differ significantly from these amounts. See "Item 1. — K. Risk Factors — Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from current beliefs." Except as required by law, we disclaim any obligation to modify or update the information contained in the table.

	Payments due by period				
Contractual Obligations	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
			(in thousands)		
Convertible notes(1)	$ 14,925	$ 29,850	$ 29,850	$ 842,513	$ 917,138
Tower financing obligations(1)	29,860	59,730	59,721	274,323	423,634
Spectrum acquisition obligations	4,500	—	—	—	4,500
Operating leases(2)	34,298	59,998	52,147	52,163	198,606
Purchase obligations(3)	50,245	18,591	17,524	914	87,274
Other long-term obligations(4)	—	—	—	56,394	56,394
Total contractual commitments	$133,828	$168,169	$159,242	$1,226,307	$1,687,546

(1) These amounts include estimated principal and interest payments based on our expectations as to future interest rates, assuming the current payment schedule.

(2) These amounts principally include future lease costs, transmitter and receiver sites and switches and office facilities as of December 31, 2004.

(3) These amounts represent maximum contractual purchase obligations under various agreements with our vendors.

(4) The amounts due in more than five years include our current estimates of asset retirement obligations based on our expectations as to future retirement costs, inflation rates and timing of retirements.

Capital Expenditures. Our capital expenditures, including capitalized interest, were $249.8 million for the year ended December 31, 2004 compared to $214.3 million for the year ended December 31, 2003. In the future, we expect to finance our capital spending using the most effective combination of cash from operations, cash on hand, cash from tower-sale leaseback transactions, cash available to us under our syndicated loan facility in Mexico and any other external financing that becomes available. Our capital spending is driven by several factors, including:

- the construction of additional transmitter and receiver sites to increase system capacity and maintain system quality and the installation of related switching equipment in some of our existing market coverage areas;
- the enhancement of our digital mobile network coverage around some major market areas;
- the expansion of our digital mobile networks to new market areas;
- enhancements to our existing iDEN technology to increase voice capacity; and
- non-network related information technology projects.

Our future capital expenditures will be significantly affected by future technology improvements and technology choices. In October 2001, Motorola and Nextel Communications announced an anticipated significant technology upgrade to the iDEN digital mobile network, the 6:1 voice coder software upgrade. We have implemented the network software upgrade for this technology and beginning in 2004, we started selling handsets that will operate on the new 6:1 voice coder. We expect that this software upgrade will significantly increase our voice capacity for interconnect calls and leverage our existing investment in infrastructure. We do not expect to realize significant benefits from the operation of the 6:1 voice coder until after 2004. If there are substantial delays in realizing the benefits of the 6:1 voice coder, we could be required to invest additional capital in our infrastructure to satisfy our network capacity needs. See "Forward Looking Statements."

Future Outlook. We believe that our current business plan, which contemplates significant expansions in Mexico and some expansions in Brazil, will not require any additional external funding, other than the $250.0 million in cash available to us under our syndicated loan facility in Mexico, and we will be able to operate and grow our business while servicing our debt obligations. Our revenues are primarily denominated in foreign currencies. We expect that if current foreign currency exchange rates do not significantly adversely change, we will continue to generate net income for the foreseeable future. See "Forward Looking Statements."

In making our assessments of a fully funded business plan and net income, we have considered:

- cash, cash equivalents and short-term investments on hand and available to fund our operations as of December 31, 2004 of $369.4 million;
- expected cash flows from operations;
- the availability of funding under the syndicated loan facility in Mexico;
- the anticipated level of capital expenditures;
- the anticipated level of spectrum acquisitions;

- our scheduled debt service; and
- cash taxes.

If our business plans change, including as a result of changes in technology, or if we decide to expand into new markets or further in our existing markets, as a result of the construction of additional portions of our network or the acquisition of competitors, or if economic conditions in any of our markets generally, or competitive practices in the mobile wireless telecommunications industry change materially from those currently prevailing or from those now anticipated, or if other presently unexpected circumstances arise that have a material effect on the cash flow or profitability of our mobile wireless business, then the anticipated cash needs of our business as well as the conclusions presented herein as to the adequacy of the available sources of cash and timing on our ability to generate net income could change significantly. Any of these events or circumstances could involve significant additional funding needs in excess of the identified currently available sources, and could require us to raise additional capital to meet those needs. In addition, we continue to assess the opportunities to raise additional funding on attractive terms and conditions. However, our ability to seek additional capital, if necessary, is subject to a variety of additional factors that we cannot presently predict with certainty, including:

- the commercial success of our operations;
- the volatility and demand of the capital markets; and
- the future market prices of our securities.

E. Effect of Inflation and Foreign Currency Exchange

Our net assets are subject to foreign currency exchange risks since they are primarily maintained in local currencies. Additionally, all of our long-term debt except for our tower financing obligations is denominated entirely in U.S. dollars, which exposes us to foreign currency exchange risks. Nextel Argentina, Nextel Brazil and Nextel Mexico conduct business in countries in which the rate of inflation has historically been significantly higher than that of the United States. We seek to protect our earnings from inflation and possible currency devaluation by periodically adjusting the local currency prices charged by each operating company for sales of handsets and services to its customers. We routinely monitor our foreign currency exposure and the cost effectiveness of hedging instruments. In November 2004, Nextel Mexico entered into a hedge agreement to reduce its foreign currency transaction risk associated with a significant portion of its U.S. dollar forecasted capital expenditures and handset purchases. This risk is hedged by forecasting Nextel Mexico's capital expenditures and handset purchases on a 12-month period beginning in January 2005.

Inflation is not currently a material factor affecting our business. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary pressures. From time to time, we may experience price changes in connection with the purchase of system infrastructure equipment and handsets, but we do not currently believe that any of these price changes will be material to our business.

F. Effect of New Accounting Standards

In March 2004, the Emerging Issues Task Force, or EITF, reached a final consensus on Issue No. 03-6, "Participating Securities and the Two-Class Method Under FASB Statement No. 128, *Earnings Per Share,*" or EITF No. 03-6. EITF No. 03-6 addresses a number of questions regarding the computation of earnings per share (EPS) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF No. 03-6 is effective for the fiscal quarter ended

June 30, 2004. The adoption of EITF No. 03-6 did not have a material impact on our basic or diluted earnings per share.

In December 2003, the Financial Accounting Standards Board, or FASB, issued Statement No. 132 (Revised 2003), "Employer's Disclosure about Pensions and Other Post Retirement Benefits," or SFAS 132R, to improve financial statement disclosures for defined benefit plans. SFAS 132R replaces the existing disclosure requirements for pensions, including foreign plans. The standard requires additional disclosures regarding plan assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans. The guidance for foreign plans is effective for fiscal years ending after June 15, 2004. The adoption of SFAS 132R did not have a material impact on our consolidated financial statements.

In September 2004, the EITF reached a final consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt and the Effect on Diluted Earnings per Share, or EITF No. 04-8." EITF No. 04-8 states that contingently convertible debt should be included in diluted earnings per share computations, if dilutive, regardless of whether the market price trigger or other contingent feature has been met. EITF No. 04-8 is effective for all periods ending after December 15, 2004 and will be applied by retroactively restating previously reported EPS. We adopted EITF No. 04-8 in the fourth quarter of 2004. The adoption of EITF No. 04-8 requires us to include the additional common shares associated with the conversion of our 2.875% convertible notes in diluted earnings per share computations, if dilutive, and also requires us to present our previously reported EPS on a comparable basis, regardless of whether the market price trigger or other contingent feature has been met.

In December 2004, the FASB issued its final standard on accounting for share-based payments (SBP), Statement No. 123R, "Share-Based Payment — An Amendment of FASB Statements No. 123 and 95," or SFAS 123R, that requires companies to expense the value of employee stock options and similar awards. SFAS 123R is effective for interim and annual periods beginning after June 15, 2005 and applies to all outstanding and unvested SBP awards at a company's adoption date. The adoption of SFAS 123R will require us to treat the fair value of SBP awards that are within its scope as compensation expense in the income statement beginning on the date that we grant the awards to employees. We are currently evaluating which methodology we will utilize and have not yet determined the impact to our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our revenues are primarily denominated in foreign currencies, while a significant portion of our operations are financed in U.S. dollars through our convertible notes. As a result, fluctuations in exchange rates relative to the U.S. dollar expose us to foreign currency exchange risks. These risks include the impact of translating our local currency reported earnings into U.S. dollars when the U.S. dollar strengthens against the local currencies of our foreign operations. In addition, Nextel Mexico, Nextel Brazil and Nextel Argentina purchase some capital assets and all handsets in U.S. dollars but record the related revenue generated from these purchases in local currency. As a result, fluctuations in exchange rates relative to the U.S. dollar expose us to foreign currency exchange risks. During 2003, we entered into local currency-based communication tower sale-leaseback transactions in Mexico and Brazil, which we are accounting for as financing transactions (see Note 8 to our consolidated financial statements).

We only use derivative instruments for non-trading purposes (see Note 8 to our consolidated financial statements). In November 2004, Nextel Mexico also entered into a hedge agreement to reduce its foreign currency transaction risk associated with a portion of its U.S. dollar forecasted capital expenditures and handset purchases. This risk is hedged by forecasting Nextel Mexico's capital expenditures and handset purchases for a 12-month period beginning in January 2005. Under this agreement, Nextel Mexico purchased a U.S. dollar call option and sold a call option on the Mexican peso.

Interest rate changes expose our fixed rate long-term borrowings to changes in fair value and expose our variable rate long-term borrowings to changes in future cash flows. As of December 31, 2004, substantially all of our borrowings were fixed-rate long-term debt obligations. We only use derivative instruments for non-trading purposes (see Note 8 to our consolidated financial statements). As of December 31, 2004, substantially all of our borrowings were fixed rate long-term debt obligations.

The table below presents principal amounts, related interest rates by year of maturity and aggregate amounts as of December 31, 2004 for our fixed and variable rate debt obligations, including our 3.5% convertible notes, our 2.875% convertible notes and our tower financing obligations, as well as the notional amounts of our purchased call option and written put option. We determined the fair values included in this section based on:

- quoted market prices for our convertible notes;
- carrying values for our tower financing obligations as interest rates were set recently when we entered into these transactions; and
- market values as determined by an independent third party investment banking firm for our purchased call option and written put option.

The changes in the fair values of our debt compared to their fair values as of December 31, 2003 reflect changes in applicable market conditions. All of the information in the table is presented in U.S. dollar equivalents, which is our reporting currency. The actual cash flows associated with our long-term debt are denominated in U.S. dollars (US$), Mexican pesos (MP) and Brazilian reais (BR).

	Year of Maturity						2004		2003	
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value	Total	Fair Value
	(dollars in thousands)									
Long-Term Debt:										
Fixed Rate (US$)	$ —	$ —	$ —	$ —	$ 40	$480,000	$480,040	$713,164	$360,821	$383,580
Average Interest Rate	—	—	—	—	13.0%	3.1%	3.1%		8.3%	
Fixed Rate (MP)	$ 1,679	$1,985	$2,349	$2,782	$3,297	$ 65,886	$ 77,978	$ 77,978	$ 71,204	$ 71,204
Average Interest Rate	17.7%	17.7%	17.7%	17.7%	17.7%	17.7%	17.7%		17.8%	
Fixed Rate (BR)	$ 369	$ 460	$ 574	$ 726	$ 930	$ 37,165	$ 40,224	$ 40,224	$ 31,880	$ 31,880
Average Interest Rate	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%		28.4%	
Variable Rate (US$)	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$125,000	$125,000
Average Interest Rate	—	—	—	—	—	—	—		6.2%	
Forecasted Hedge Agreement:										
Purchased call option	$10,000	$ —	$ —	$ —	$ —	$ —	$ 10,000	$ 2,135	$ —	$ —
Written put option	$10,000	$ —	$ —	$ —	$ —	$ —	$ 10,000	$ 1,967	$ —	$ —

Item 8. Financial Statements and Supplementary Data

We have listed the consolidated financial statements required under this Item in Part IV, Item 15(a)(1) of this annual report on Form 10-K. We have listed the financial statement schedules required under Regulation S-X in Part IV, Item 15(a)(2) of this annual report on Form 10-K. The financial statements and schedules appear at the end of this annual report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission.

As of December 31, 2004, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was carried out under the supervision and with the participation of our management teams in the United States and in our operating companies, including our chief executive officer and chief financial officer. This evaluation included the identification of the items described in management's report on internal control over financial reporting below. Based on and as of the date of such evaluation and as a result of the material weaknesses described below, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective.

In light of the material weaknesses described below, we performed additional analysis and other post-closing procedures to ensure our consolidated financial statements are prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management conducted an assessment, including testing, using the criteria in *Internal Control — Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2004, we identified the following material weaknesses:

Account Reconciliations

As of December 31, 2004, we did not maintain effective control over reconciliations for accounts receivable, accounts payable and accrued expense balances at our Mexican subsidiary. Specifically, our internal accounting personnel in Mexico did not have adequate policies and procedures in place with respect to the reconciliation process nor did they have sufficient skills and experience to properly prepare the reconciliations. Additionally, there was a lack of review to ensure that monthly reconciliation procedures were performed accurately and on a timely basis. This control deficiency resulted in the restatement of the Company's consolidated financial statements for the ten-months ended October 31, 2002, two-months ended December 31, 2002, year ended December 31, 2003 and for the first, second and third quarters of 2004 and 2003 to correct cumulative accounting errors recorded in the accounts receivable, accounts payable, accrued expenses, foreign currency transaction gains (losses), and selling, general and administrative expense accounts. Additionally, this control deficiency could result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management determined that this condition constitutes a material weakness.

Income Tax Accounting

As of December 31, 2004, we did not maintain effective controls over the calculation of the income tax provision and related balance sheet accounts. Specifically, our controls over the processes and procedures related to the determination and review of the quarterly and annual tax provisions were not adequate to ensure that the income tax provision was prepared in accordance with generally accepted accounting principles in the United States. This control deficiency resulted in the restatement of the Company's consolidated financial statements for the ten-months ended October 31, 2002, two-months ended December 31, 2002, year ended December 31, 2003 and for the first, second and third quarters of 2004 and 2003 and in the recording of audit adjustments in the fourth quarter of 2004 to correct the income tax provision and related balance sheet accounts. Additionally, this control deficiency could result in a misstatement of the income tax provision and related balance sheet accounts that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management determined that this condition constitutes a material weakness.

Because of these material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, based on criteria in *Internal Control — Integrated Framework* issued by the COSO.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Remediation of Material Weaknesses

The Company has implemented the following remediation steps to address the material weaknesses discussed above:

Account Reconciliations

With respect to the bookkeeping errors at our Mexican subsidiary, we have taken or are taking the following corrective actions:

- personnel changes, including the termination of the controller responsible for the unreconciled accounts;
- the implementation of additional procedures surrounding the account reconciliation policies and procedures, including specific procedures for the approval of manual journal entries in our operating companies and procedures related to the monitoring by us of key control procedures in our operating companies;
- revisions to system controls surrounding general ledger posting restrictions and enhancement of related monitoring activities; and
- the provision of specific guidance regarding procedures that must be completed by our operating companies' executives before signing the certifications related to Section 302 of Sarbanes-Oxley.

Income Tax Accounting

With respect to the calculation of the tax provision and related balance sheet accounts, we have taken steps or are taking the following corrective actions;

- ensure a detailed review is performed;
- enhance our skill set by retaining a third party tax advisor and recruiting additional staff;
- initiate a training program to increase the current knowledge of tax provision calculation procedures in our local operations; and
- streamline processes with automation and enhanced checklists.

Changes in Internal Control Over Financial Reporting

Except as otherwise discussed herein, there have been no changes in Company's internal control over financial reporting during the most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Except as to certain information regarding executive officers included in Part I hereof and incorporated herein by reference, the information required by this item will be provided by being incorporated herein by reference to the Company's definitive proxy statement for the 2005 Annual Meeting of Stockholders under the captions "Election of Directors," "Governance of the Company — Committees of the Board — Audit Committee," "Securities Ownership — Section 16(a) Beneficial Ownership Reporting Compliance" and "Governance of the Company — Code of Ethics."

Item 11. Executive Compensation

The information required by this item will be provided by being incorporated herein by reference to the Company's definitive proxy statement for the 2005 Annual Meeting of Stockholders under the captions "Governance of the Company — Director Compensation" and "Executive Compensation" (except for the information set forth under the captions "Executive Compensation — Compensation Committee Report on Executive Compensation").

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be provided by being incorporated herein by reference to the Company's definitive proxy statement for the 2005 Annual Meeting of Stockholders under the captions "Securities Ownership — Securities Ownership of Certain Beneficial Owners" and "— Securities Ownership of Management" and "Executive Compensation — Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions

The information required by this item will be provided by being incorporated herein by reference to the Company's definitive proxy statement for the 2005 Annual Meeting of Stockholders under the caption "Certain Relationships and Related Transactions."

Item 14. Principal Accounting Fees and Services

The information required by this item will be provided by being incorporated herein by reference to the Company's definitive proxy statement for the 2005 Annual Meeting of Stockholders under the captions "Audit Information — Fees Paid to Independent Registered Public Accounting Firm" and "— Audit Committee Pre-Approval Policies and Procedures."

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements. Financial statements and reports of independent registered public accounting firms filed as part of this report are listed below:

(2) Financial Statement Schedule. The following financial statement schedule is filed as part of this report. Schedules other than the schedule listed below are omitted because they are either not required or not applicable.

(3) List of Exhibits. The exhibits filed as part of this report are listed in the Exhibit Index, which is incorporated in this item by reference.

(b) Exhibits. See Item 15(a)(3) above.

(c) Financial Statement Schedule. See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NII HOLDINGS, INC.

By: /s/ RICARDO L. ISRAELE

Ricardo L. Israele
Vice President and Controller
(On behalf of the registrant and as Principal Accounting Officer)

March 31, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 31, 2005.

Signature	Title
/s/ STEVEN M. SHINDLER Steven M. Shindler	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)
/s/ BYRON R. SILIEZAR Byron R. Siliezar	Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ GEORGE A. COPE George A. Cope	Director
/s/ STEVEN P. DUSSEK Steven P. Dussek	Director
/s/ NEAL P. GOLDMAN Neal P. Goldman	Director
/s/ CHARLES M. HERINGTON Charles M. Herington	Director
/s/ CAROLYN KATZ Carolyn Katz	Director
/s/ DONALD E. MORGAN Donald E. Morgan	Director
/s/ JOHN W. RISNER John W. Risner	Director

(This page intentionally left blank)

NII HOLDINGS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of NII Holdings Inc.:

We have completed an integrated audit of NII Holdings, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under item 15(a)(1) present fairly, in all material respects, the financial position of NII Holdings, Inc. and its subsidiaries ("the Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the 2004 and 2003 financial statement schedule information listed in the index appearing under item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule information are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule information based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2004, the Company changed its method of accounting for the financial results of its foreign operating companies from a one-month lag reporting basis to a current period basis, consistent with the Company's fiscal reporting period.

Internal control over financial reporting

Also, we have audited management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, because the Company did not maintain effective control over reconciliations for accounts receivable, accounts payable and accrued expense balances at its Mexican subsidiary and the Company did not maintain effective control over the calculation of the income tax provision and related balance sheet accounts in accordance with generally accepted accounting principles in the United States, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment.

Account Reconciliations

As of December 31, 2004, the Company did not maintain effective control over reconciliations for accounts receivable, accounts payable and accrued expense balances at its Mexican subsidiary. Specifically, the Company's internal accounting personnel in Mexico did not have adequate policies and procedures in place with respect to the reconciliation process nor did they have sufficient skills and experience to properly prepare the reconciliations. Additionally, there was a lack of review to ensure that monthly reconciliation procedures were performed accurately and on a timely basis. This control deficiency resulted in the restatement of the Company's consolidated financial statements for the ten-months ended October 31, 2002, two-months ended December 31, 2002, year ended December 31, 2003 and for the first, second and third quarters of 2004 and 2003 to correct cumulative accounting errors recorded in the accounts receivable, accounts payable, accrued expenses, foreign currency transaction gains (losses), and selling, general and administrative expense accounts. Additionally, this control deficiency could result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, the Company determined that this condition constitutes a material weakness.

Income Tax Accounting

As of December 31, 2004, the Company did not maintain effective controls over the calculation of the income tax provision and related balance sheet accounts. Specifically, the Company's controls over the processes and procedures related to the determination and review of the quarterly and annual income tax provisions were not adequate to ensure that the income tax provision was prepared in accordance with generally accepted accounting principles in the United States. This control deficiency resulted in the restatement of the Company's consolidated financial statements for the ten-months ended October 31, 2002, two-months ended December 31, 2002, year ended December 31, 2003 and for the first, second and third quarters of 2004 and 2003 and in the recording of audit adjustments in the fourth quarter of 2004 to correct the income tax provision and related balance sheet accounts. Additionally, this control deficiency could result in a misstatement of the income tax provision and related balance sheet accounts that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, the Company determined that this condition constitutes a material weakness.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
March 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
NII Holdings, Inc.
Reston, Virginia

We have audited the accompanying consolidated statements of operations, changes in stockholders' (deficit) equity and cash flows for the two months ended December 31, 2002 (Successor Company consolidated operations and cash flows), and the ten months ended October 31, 2002 (Predecessor Company consolidated operations and cash flows). Our audits also included the financial statement schedule listed on page F-1. These consolidated financial statements and the financial statement schedule are the responsibility of NII Holdings' management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. NII Holdings is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of NII Holdings' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, on October 28, 2002, the Bankruptcy Court entered an order confirming the plan of reorganization, which became effective on November 12, 2002. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with AICPA Statement of Position 90-7, "Financial Reporting for Entities in Reorganization under the Bankruptcy Code," for the Successor Company as a new entity with assets, liabilities and a capital structure having carrying values not comparable with prior periods as described in Note 3.

In our opinion, the Successor Company consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and cash flows for the two months ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and cash flows for the ten months ended October 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein for the two month period ended December 31, 2002 and the ten month period ended October 31, 2002.

As discussed in Note 1 to the consolidated financial statements, NII Holdings, Inc. and subsidiaries adopted the provisions of Emerging Issues Task Force Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," on November 1, 2002.

As discussed in Note 20 to the consolidated financial statements, the accompanying consolidated financial statements for the two months ended December 31, 2002 (Successor Company consolidated operations and cash flows) and for the ten months ended October 31, 2002 (Predecessor Company consolidated operations and cash flows) have been restated.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
March 7, 2003 (March 17, 2005 as to the effects of the restatement discussed in Note 20)

NII HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2004	December 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 330,984	$ 405,406
Short-term investments	38,401	—
Accounts receivable, less allowance for doubtful accounts of $8,145 and $9,020	160,727	119,985
Handset and accessory inventory, net	32,034	21,138
Deferred income taxes, net	17,268	41,097
Prepaid expenses and other	53,280	59,128
Total current assets	632,694	646,754
Property, plant and equipment, net	558,247	368,434
Intangible assets, net	67,956	85,818
Deferred income taxes, net	154,757	—
Other assets	77,626	27,430
Total assets	$1,491,280	$1,128,436
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 87,406	$ 33,681
Accrued expenses and other	227,933	167,492
Deferred revenues	44,993	32,040
Accrued interest	5,479	5,022
Due to related party	796	13,460
Current portion of long-term debt	2,048	1,466
Total current liabilities	368,655	253,161
Long-term debt, including $0 and $168,067 due to related party	596,194	535,290
Deferred revenues (related party)	42,528	45,968
Other long-term liabilities	61,956	76,247
Total liabilities	1,069,333	910,666
Commitments and contingencies (Note 10)		
Stockholders' equity		
Common stock, par value $0.001, 69,831 shares issued and outstanding — 2004, 68,883 shares issued and outstanding — 2003	70	69
Paid-in capital	317,053	164,705
Retained earnings	161,267	103,978
Deferred compensation	(12,644)	—
Accumulated other comprehensive loss	(43,799)	(50,982)
Total stockholders' equity	421,947	217,770
Total liabilities and stockholders' equity	$1,491,280	$1,128,436

The accompanying notes are an integral part of these consolidated financial statements.

NII HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Successor Company			Predecessor Company
	Year Ended December 31, 2004	Year Ended December 31, 2003	Two Months Ended December 31, 2002	Ten Months Ended October 31, 2002
Operating revenues				
Service and other revenues	$1,214,837	$895,615	$137,623	$ 610,341
Digital handset and accessory revenues	65,071	43,072	5,655	26,754
	1,279,908	938,687	143,278	637,095
Operating expenses				
Cost of service (exclusive of depreciation included below)	332,487	240,021	29,929	164,995
Cost of digital handset and accessory sales	207,112	134,259	19,569	87,582
Selling, general and administrative	391,571	317,400	47,108	262,405
Impairment, restructuring and other charges	—	—	—	15,808
Depreciation	84,139	49,127	4,694	55,758
Amortization	14,236	30,374	6,392	9,219
	1,029,545	771,181	107,692	595,767
Operating income	250,363	167,506	35,586	41,328
Other income (expense)				
Interest expense	(55,113)	(64,623)	(10,469)	(151,579)
Interest income	12,697	10,864	1,797	3,928
Foreign currency transaction gains (losses), net	9,210	8,856	2,616	(180,765)
(Loss) gain on extinguishment of debt, net	(79,327)	22,404	—	101,598
Reorganization items, net (Note 3)	—	—	—	2,180,998
Other expense, net	(2,320)	(12,166)	(1,557)	(8,918)
	(114,853)	(34,665)	(7,613)	1,945,262
Income from continuing operations before income tax provision and cumulative effect of change in accounting principle	135,510	132,841	27,973	1,986,590
Income tax provision	(79,191)	(51,627)	(24,874)	(29,270)
Income from continuing operations before cumulative effect of change in accounting principle	56,319	81,214	3,099	1,957,320
Discontinued operations				
Income (loss) from operations of Philippine operating company (including gain on disposal of $23,475 for the two months ended December 31, 2002)	—	—	19,665	(2,025)
Income tax provision	—	—	—	(252)
Income (loss) from discontinued operations	—	—	19,665	(2,277)
Income before cumulative effect of change in accounting principle	56,319	81,214	22,764	1,955,043
Cumulative effect of change in accounting principle, net of income taxes of $11,898	970	—	—	—
Net income	$ 57,289	$ 81,214	$ 22,764	$1,955,043
Income from continuing operations before cumulative effect of change in accounting principle, per common share, basic (Note 2)	$ 0.81	$ 1.29	$ 0.05	$ 7.24
Income (loss) from discontinued operations per common share, basic	—	—	0.33	(0.01)
Cumulative effect of change in accounting principle, per common share, basic	0.01	—	—	—
Net income per common share, basic (Note 2)	$ 0.82	$ 1.29	$ 0.38	$ 7.23
Income from continuing operations before cumulative effect of change in accounting principle, per common share, diluted (Note 2)	$ 0.78	$ 1.19	$ 0.05	$ 7.24
Income (loss) from discontinued operations per common share, diluted	—	—	0.31	(0.01)
Cumulative effect of change in accounting principle, per common share, diluted	0.01	—	—	—
Net income per common share, diluted (Note 2)	$ 0.79	$ 1.19	$ 0.36	$ 7.23
Weighted average number of common shares outstanding, basic	69,583	63,129	60,000	270,382
Weighted average number of common shares outstanding, diluted	72,507	70,053	63,429	270,382

NII HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY
(in thousands)

	Series A Preferred Stock		Common Stock		Class B Common Stock		Paid-in Capital	Retained (Deficit) Earnings	Treasury Stock		Deferred Compensation	Accumulated Other Comprehensive Income (Loss)		Total
	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount		Unrealized Loss on Investments	Cumulative Translation Adjustment	
Balance, January 1, 2002 — Predecessor Company	11	$ 1,050,300	—	$—	270,382	$ 271	$ 934,948	$(3,774,497)	655	$(3,275)	$ (903)	$ —	$(228,994)	$(2,022,150)
Net income	—	—	—	—	—	—	—	1,955,043	—	—	—	—	—	1,955,043
Other comprehensive income, net of income tax:														
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	67,054	67,054
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	2,022,097
Deferred compensation	—	—	—	—	—	—	10	—	—	—	43	—	—	53
Balance, October 31, 2002 — Predecessor Company	11	1,050,300	—	—	270,382	271	934,958	(1,819,454)	655	(3,275)	(860)	—	(161,940)	—
Elimination of Predecessor Company stockholders' equity	(11)	(1,050,300)	—	—	(270,382)	(271)	(934,958)	1,819,454	(655)	3,275	860	—	161,940	—
Issuance of Successor Company common stock	—	—	60,000	60	—	—	49,138	—	—	—	—	—	—	49,198
Balance, October 31, 2002 — Successor Company	—	—	60,000	60	—	—	49,138	—	—	—	—	—	—	49,198
Net income	—	—	—	—	—	—	—	22,764	—	—	—	—	—	22,764
Other comprehensive loss, net of income tax:														
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(350)	(350)
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	22,414
Balance, December 31, 2002 — Successor Company	—	—	60,000	60	—	—	49,138	22,764	—	—	—	—	(350)	71,612
Net income			—	—	—	—	—	81,214	—	—	—	—	—	81,214
Other comprehensive loss, net of income tax:														
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(50,632)	(50,632)
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	30,582
Issuance of common stock:														
Exercise of stock options	—	—	2,883	3	—	—	2,520	—	—	—	—	—	—	2,523
Public offering, net	—	—	6,000	6	—	—	113,047	—	—	—	—	—	—	113,053
Balance, December 31, 2003 — Successor Company	—	—	68,883	69	—	—	164,705	103,978	—	—	—	—	(50,982)	217,770
Net income	—	—	—	—	—	—	—	57,289	—	—	—	—	—	57,289
Other comprehensive loss, net of income tax:														
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	9,004	9,004
Unrealized loss on derivative	—	—	—	—	—	—	—	—	—	—	—	(1,821)	—	(1,821)
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	64,472
Reversal of deferred tax asset valuation allowance	—	—	—	—	—	—	128,370	—	—	—	—	—	—	128,370
Issuance of restricted stock	—	—	—	—	—	—	16,295	—	—	—	(16,295)	—	—	—
Amortization of restricted stock expense	—	—	—	—	—	—	—	—	—	—	3,651	—	—	3,651
Stock option expense	—	—	—	—	—	—	213	—	—	—	—	—	—	213
Exercise of stock options	—	—	948	1	—	—	1,106	—	—	—	—	—	—	1,107
Tax benefits on exercise of stock options	—	—	—	—	—	—	6,364	—	—	—	—	—	—	6,364
Balance, December 31, 2004 — Successor Company	—	$ —	69,831	$70	—	$ —	$ 317,053	$ 161,267	—	$ —	$(12,644)	$(1,821)	$ (41,978)	$ 421,947

The accompanying notes are an integral part of these consolidated financial statements.

NII HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Successor Company			Predecessor Company
	Year Ended December 31, 2004	Year Ended December 31, 2003	Two Months Ended December 31, 2002	Ten Months Ended October 31, 2002
Cash flows from operating activities:				
Income before cumulative effect of change in accounting principle	$ 56,319	$ 81,214	$ 22,764	$ 1,955,043
Adjustments to reconcile income before cumulative effect of change in accounting principle to net cash provided by operating activities:				
Loss (gain) on extinguishment of debt, net	79,327	(22,404)	—	(101,598)
Amortization of debt financing costs and accretion of senior redeemable notes	6,866	25,295	3,250	67,537
Depreciation and amortization	98,375	79,501	11,086	64,977
Provision for losses on accounts receivable	13,041	7,179	634	17,484
Provision for losses on inventory	2,953	1,716	563	3,135
Foreign currency transaction (gains) losses, net	(9,210)	(8,856)	(2,616)	180,765
Reorganization items, including fresh-start valuation adjustments	—	—	—	(2,198,522)
Impairment, restructuring and other charges	—	—	—	7,968
Gain on sale of discontinued operations	—	—	(23,025)	—
Deferred income tax provision (benefit)	30,675	51,095	17,272	(449)
Stock-based compensation	3,864	—	—	(382)
Loss on disposal of property, plant and equipment	2,150	1,587	338	609
Other, net	(2,548)	385	—	—
Change in assets and liabilities, net of effects from acquisitions:				
Accounts receivable, gross	(53,855)	(27,340)	(5,583)	11,698
Handset and accessory inventory, gross	(13,605)	(4,879)	152	4,300
Prepaid expenses and other assets	10,548	(9,691)	(1,770)	13,500
Other long-term assets	(37,814)	1,367	(1,792)	16,808
Accounts payable, accrued expenses and other	47,219	42,382	(290)	87,859
Current deferred revenue	11,533	5,753	272	1,480
Due to related parties	20,557	(38,325)	3,318	(57,723)
Other long-term liabilities	(10,406)	—	—	3,998
Proceeds from spectrum sharing agreement with Nextel Communications	—	25,000	—	25,000
Net cash provided by operating activities	255,989	210,979	24,573	103,487
Cash flows from investing activities:				
Capital expenditures	(227,702)	(197,376)	(25,417)	(199,682)
Payments for acquisitions, purchases of licenses and other	(24,307)	(49,137)	(58)	(13,775)
Purchases of short-term investments	(87,849)	—	—	—
Proceeds from maturities and sales of short-term investments	49,448	—	—	—
Purchase of derivative instruments	(2,742)	—	—	—
Other	—	—	727	—
Net cash used in investing activities	(293,152)	(246,513)	(24,748)	(213,457)
Cash flows from financing activities:				
Proceeds from stock option exercises	1,107	2,523	—	—
Gross proceeds from towers financing transactions	6,367	106,414	—	—
Net proceeds from sale of common stock	—	113,053	—	38,394
Gross proceeds from issuance of convertible notes	300,000	180,000	—	—
Issuance of senior secured notes	—	—	—	100,800
Repayments under long-term credit facilities and other	(126,111)	(186,517)	—	(13,044)
Repayments under senior secured discount notes	(211,212)	—	—	—
Transfers (to) from restricted cash	(5,695)	—	—	29
Repayments to Nextel Communications, net	—	—	—	(12,059)
Payment of debt financing costs	(8,538)	(5,428)	—	(2,810)
Net cash (used in) provided by financing activities	(44,082)	210,045	—	111,310
Cumulative effect of change in accounting principle, net	7,962	—	—	—
Effect of exchange rate changes on cash and cash equivalents	(1,139)	(266)	314	(20,568)
Net (decrease) increase in cash and cash equivalents	(74,422)	174,245	139	(19,228)
Cash and cash equivalents, beginning of period	405,406	231,161	231,022	250,250
Cash and cash equivalents, end of period	$ 330,984	$ 405,406	$231,161	$ 231,022

The accompanying notes are an integral part of these consolidated financial statements.

NII HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Operations and Significant Accounting Policies

Operations. We provide digital wireless communication services targeted at meeting the needs of business customers located in selected Latin American markets. Our principal operations are in major business centers and related transportation corridors of Mexico, Brazil, Argentina and Peru. We also provide analog specialized mobile radio services in Chile.

Our digital mobile networks support multiple digital wireless services, including:

- digital mobile telephone service, including advanced calling features such as speakerphone, conference calling, voice-mail, call forwarding and additional line service;
- Nextel Direct Connect℠ service, which allows subscribers anywhere on our network in the same country to talk to each other instantly, on a "push-to-talk" basis, on a private one-to-one call or on a group call;
- International Direct Connect℠ service, in partnership with Nextel Communications and Nextel Partners, which allows subscribers to communicate instantly across national borders with our subscribers in Mexico, Brazil, Argentina and Peru and with Nextel Communications and Nextel Partners subscribers in the United States;
- Internet services, mobile messaging services, e-mail and advanced Java™ enabled business applications, which are marketed as "Nextel Online" services; and
- international roaming capabilities, which are marketed as "Nextel Worldwide."

Stock Split. On February 26, 2004, we announced a 3-for-1 common stock split, which was effected in the form of a stock dividend that was paid on March 22, 2004 to holders of record as of March 12, 2004. All share and per share amounts in these consolidated financial statements related to NII Holdings, Inc. for the period from and after November 1, 2002, which we refer to as our Successor Company, have been updated to reflect the common stock split.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making those estimates, actual results to be reported in future periods could differ from those estimates.

Principles of Consolidation. The consolidated financial statements include the accounts of NII Holdings, Inc. and our wholly-owned subsidiaries. Our decision to consolidate an entity is based on our direct and indirect ownership of a majority interest in the entity. We have eliminated all significant intercompany transactions, including intercompany profits and losses, and balances in consolidation.

We refer to our subsidiaries by the countries in which they operate, such as Nextel Mexico, Nextel Brazil, Nextel Argentina, Nextel Peru and Nextel Chile, as well as Nextel Philippines, which we sold in November 2002.

Change in Accounting Principle. Until September 30, 2004, we presented the financial information of our consolidated foreign operating companies in our consolidated financial statements utilizing accounts as of a date one month earlier than the accounts of the parent company, U.S. subsidiaries and our non-operating non-U.S. subsidiaries, which we refer to as our one-month lag reporting policy, to ensure timely reporting of consolidated results. As a result, each year the financial position, results of operations and cash flows of each of our wholly-owned foreign operating companies in Mexico, Brazil, Argentina, Peru and

1. Summary of Operations and Significant Accounting Policies — (Continued)

Chile were presented as of and for the year ended November 30. In contrast, financial information relating to our parent company, U.S. subsidiaries and our non-operating non-U.S. subsidiaries was presented as of and for the year ended December 31.

Over the past several years, we have redesigned processes to increase the timeliness of internal reporting. We have established common and updated financial information systems. These improvements enabled us to eliminate the one-month reporting lag on October 1, 2004, effective January 1, 2004, and report consolidated results using a consistent calendar year reporting period for the entire company (see Note 2).

Reorganization. As a result of the consummation of our Revised Third Amended Joint Plan of Reorganization and the transactions contemplated thereby on November 12, 2002, we are operating our existing business under a new capital structure. In addition, we applied fresh-start accounting rules on October 31, 2002. Accordingly, our consolidated financial condition and results of operations from and after our reorganization are not comparable to our consolidated financial condition or results of operations for periods prior to our reorganization reflected in our historical financial statements. References below to the Predecessor Company refer to NII Holdings for the period prior to November 1, 2002 and references to the Successor Company refer to NII Holdings for the period from and after November 1, 2002. See Note 3 for additional information.

Concentrations of Risk. Substantially all of our revenues are generated from our operations located in Mexico, Brazil, Argentina and Peru. Regulatory entities in each country regulate the licensing, construction, acquisition, ownership and operation of our digital mobile networks, and certain other aspects of our business, including some of the rates we charge our customers. Changes in the current telecommunications statutes or regulations in any of these countries could adversely affect our business. In addition, as of December 31, 2004, about $1,008.1 million of our assets are owned by Nextel Mexico and Nextel Brazil. Political, financial and economic developments in Mexico and Brazil could impact the recoverability of our assets.

Motorola is currently our sole source for the digital mobile network equipment, software and handsets used throughout our markets. If Motorola fails to deliver system infrastructure, handsets or necessary technology improvements and enhancements on a timely, cost-effective basis, we may not be able to adequately service our existing customers or add new customers. We expect to rely principally on Motorola or its licensees for the manufacture of our handsets and a substantial portion of the equipment necessary to construct, enhance and maintain our digital mobile networks for the next several years.

Financial instruments that potentially subject us to significant amounts of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Our cash, cash equivalents and short-term investment balances are deposited with high-quality financial institutions. At times, we maintain cash balances in excess of Federal Deposit Insurance Corporation (or the foreign country equivalent institution) limits. Our accounts receivable are generally unsecured. We routinely assess the financial strength of our customers and maintain allowances for anticipated losses, where necessary.

Foreign Currency. In Mexico, Brazil, Argentina and Chile, the functional currency is the local currency, while in Peru the functional currency is the U.S. dollar. We translate the results of operations for our non-U.S. subsidiaries and affiliates from the designated functional currency to the U.S. dollar using average exchange rates during the period, while we translate assets and liabilities at the exchange rate in effect at the reporting date. We translate equity balances at historical rates. We report the resulting gains or losses from translating foreign currency financial statements as other comprehensive income or loss.

1. Summary of Operations and Significant Accounting Policies — (Continued)

In general, monetary assets and liabilities designated in U.S. dollars give rise to foreign currency transaction gains and losses. We report the effects of changes in exchange rates associated with U.S. dollar-denominated intercompany loans to our foreign subsidiaries that are of a long-term investment nature as part of the cumulative foreign currency translation adjustment in our consolidated financial statements. We have determined that a portion of the U.S. dollar-denominated intercompany loans to Nextel Brazil are of a long-term investment nature. We report impacts of changes in the Brazilian real to the U.S. dollar exchange rate on the portion of the loans determined to be long-term as part of the cumulative foreign currency translation adjustment in our consolidated financial statements.

During the ten months ended October 31, 2002, the Argentine currency, the peso, depreciated significantly relative to the U.S. dollar. As a result, for the ten months ended October 31, 2002, Nextel Argentina recorded a pre-tax charge of $137.8 million in foreign currency transaction losses. Nextel Argentina's exposure to foreign currency transaction losses was minimized significantly as a result of our purchase of their U.S. dollar-denominated credit facilities in November 2002. Our current exposure to foreign currency transaction losses is primarily related to our U.S. dollar-denominated vendor liabilities in Mexico, Brazil and Argentina.

1. Summary of Operations and Significant Accounting Policies — (Continued)

Supplemental Cash Flow Information.

	Successor Company			Predecessor Company
	Year Ended December 31, 2004	Year Ended December 31, 2003	Two Months Ended December 31, 2002	Ten Months Ended October 31, 2002
	(in thousands)			
Capital expenditures				
Cash paid for capital expenditures, including capitalized interest	$227,702	$197,376	$25,417	$199,682
Change in capital expenditures accrued and unpaid or financed, including accreted interest capitalized	22,060	16,971	(683)	(49,860)
	249,762	214,347	24,734	149,822
Capital expenditures from discontinued operations	—	—	(205)	(1,606)
Capital expenditures from continuing operations	$249,762	$214,347	$24,529	$148,216
Interest costs				
Interest expense	$ 55,113	$ 64,623	$10,469	$151,579
Interest capitalized	2,598	6,825	971	8,239
	$ 57,711	$ 71,448	$11,440	$159,818
Acquisitions of assets and business combinations				
Fair value of assets acquired	$ 19,672	$ 39,469	$ —	$ —
Less: liabilities assumed and deferred tax liabilities incurred	(6,672)	(136)	—	—
Less: cash acquired	(4)	(82)	—	—
	$ 12,996	$ 39,251	$ —	$ —
Cash paid for interest	$ 67,424	$ 26,701	$ 1,488	$ 49,105
Cash paid for income taxes	$ 50,954	$ 21,672	$ 536	$ 2,230
Cash paid for reorganization items	$ —	$ —	$ 216	$ 18,299

For the year ended December 31, 2004, we had $5.2 million in non-cash investing and financing activities related to capital lease obligations for communication towers.

Cash and Cash Equivalents. We consider all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents primarily consist of money market funds.

Short-term Investments. All of our short-term investments represent investments in debt securities of commercial paper and government securities with maturities less than one year. We classify investments in debt securities as available-for-sale as of the balance sheet date and report them at fair value. All of our available-for-sale securities mature within one year. We record unrealized gains and losses, net of income tax, as other comprehensive income or loss. We report realized gains or losses, as determined on a specific identification basis, and other-than-temporary declines in value, if any, in realized gains or losses on investments. As of December 31, 2004, our short-term investments consisted of $34.8 million of government securities and $3.6 million of commercial paper.

1. Summary of Operations and Significant Accounting Policies — (Continued)

We assess declines in the value of individual investments to determine whether the decline is other-than-temporary and thus the investment is impaired. We make this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the individual company and our intent and ability to hold the investment.

Handset and Accessory Inventory. We record handsets and accessories at the lower of cost or market. We determine cost by the weighted average method. We expense handset costs at the time of sale and classify such costs in cost of digital handset and accessory sales. We establish an allowance to cover losses related to obsolete and slow moving inventory. As of December 31, 2004 and 2003, our inventory allowance was $9.1 million and $5.4 million.

Property, Plant and Equipment. We record property, plant and equipment, including improvements that extend useful lives or enhance functionality, at cost, while maintenance and repairs are charged to operations as incurred. We calculate depreciation using the straight-line method based on estimated useful lives ranging from 3 to 20 years for digital mobile network equipment and software and 3 to 10 years for office equipment, furniture and fixtures, and other. We amortize leasehold improvements over the shorter of the lease terms or the useful lives of the improvements.

Construction in progress includes labor, materials, transmission and related equipment, engineering, site development, interest and other costs relating to the construction and development of our digital wireless networks. We do not depreciate assets under construction until they are ready for their intended use. We capitalize interest and other costs that are applicable to the construction of, and significant improvements that enhance functionality to, our digital mobile network equipment.

We periodically review the depreciation method, useful lives and estimated salvage value of our property, plant and equipment and revise those estimates if current estimates are significantly different from previous estimates.

Asset Retirement Obligations. We record an asset retirement obligation and an associated asset retirement cost when we have a legal obligation in connection with the retirement of tangible long-lived assets. Our obligations arise from certain of our leases and relate primarily to the cost of removing our equipment from such leased sites. We report asset retirement obligations (and related asset retirement costs) at fair value computed using discounted cash flow techniques. At the time of adoption we were not able to reasonably estimate our asset retirement obligations or the associated asset retirement costs since the settlement date of our obligations and the probability of enforcement of the remediation clauses were not determinable. Based on additional analysis that we performed during the third quarter of 2003, we recorded $2.8 million of asset retirement obligations and associated asset retirement costs under which we are legally obligated to retire tangible long-lived assets. As of December 31, 2003, our asset retirement obligations balance totaled $3.0 million and associated asset retirement cost balance totaled $3.3 million. As of December 31, 2004, our asset retirement obligations balance totaled $3.7 million and associated asset retirement cost balance totaled $3.5 million. For the years ended December 31, 2004 and 2003, we also incurred a related $0.3 million and $0.3 million, respectively, of depreciation expense and $0.7 million and $0.7 million, respectively, of accretion expense, which is included in cost of service. There were no asset retirement obligations settled during 2004. We review the adequacy of asset retirement obligations on a regular basis.

Software Developed for Internal Use. We capitalize internal and external costs incurred to develop internal-use software, which consist primarily of costs related to configuration, interfaces, installation and testing. We also capitalize internal and external costs incurred to develop upgrades and enhancements if

1. Summary of Operations and Significant Accounting Policies — (Continued)

they result in additional functionalities for our existing software. We expense all costs related to evaluation of software needs, data conversion, training, maintenance and other post-implementation operating activities.

Derivative Financial Instruments. We record our derivative financial instruments on the balance sheet at fair value as either assets or liabilities. Changes in fair value are recognized either in earnings or equity, depending on the nature of the underlying exposure being hedged and how effective the derivatives are at offsetting price movements in the underlying exposure. We evaluate the effectiveness of our hedging relationships both at the hedge inception and on an ongoing basis. Our derivative instruments are designated as cash-flow hedges and are considered to be highly effective. The changes in fair value of our derivatives financial instruments are recorded as a component of accumulated other comprehensive income (loss) and subsequently recognized in earnings when the hedged items impact income.

Valuation of Long-Lived Assets. We review long-lived assets such as property, plant and equipment and identifiable intangible assets, which includes our licenses, customer base and tradename, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value and carrying value of the asset.

As discussed further in Note 4, we reported the results of operations of Nextel Philippines, which we sold in November 2002, as discontinued operations in our consolidated statements of operations in accordance with SFAS No. 144. In addition, as further discussed in Note 12, we wrote down the long-lived assets of Nextel Argentina to their estimated fair values.

Intangible Assets. Our intangible assets are composed of wireless licenses, customer base and a tradename. We amortize our intangible assets using the straight-line method over the estimated period benefited. We amortize all of our licenses that existed as of the date we emerged from reorganization over their estimated useful lives, which range from 16 to 17 years. We amortize licenses acquired after our emergence from reorganization over their estimated useful lives of 20 years. In the countries in which we operate, licenses are customarily issued conditionally for specified periods of time ranging from 30 to 40 years, including renewals. The licenses are generally renewable provided the licensee has complied with applicable rules and policies. We believe we have complied with these standards in all material respects. However, the wireless telecommunications industry is experiencing significant technological change. Future technological advancements may render iDEN technology obsolete. Additionally, the political and regulatory environments in the markets we serve are continuously changing and, in many cases, the renewal fees could be significant. Therefore, we do not view the renewal of our licenses to be perfunctory. As a result, we classify our licenses as finite lived assets.

We amortize our customer base over their respective estimated useful lives, generally two to three years. Through December 31, 2004, we amortized the Nextel tradename in each of the countries in which we operate over the estimated remaining useful lives of our licenses as of the date we emerged from reorganization, generally 16 to 17 years. As of December 31, 2004, the net book value of the tradename was reduced to zero due to the reversal of deferred tax asset valuation reserves existing at our emergence from reorganization.

Substantially all of our deferred tax asset valuation allowances existed as of the date of the application of fresh-start accounting. As such, under the American Institute of Certified Public Accountants' Statement of Position, or SOP, 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," we record any valuation allowance reversals first to reduce our remaining intangible

1. Summary of Operations and Significant Accounting Policies — (Continued)

assets existing at emergence from reorganization until fully exhausted and then as an increase to paid-in capital.

Revenue Recognition. Operating revenues primarily consist of service revenues and revenues generated from the sale of digital handsets and accessories. Service revenues primarily include fixed monthly access charges for digital mobile telephone service and digital two-way radio and other services, including revenues from calling party pays programs and variable charges for airtime and digital two-way radio usage in excess of plan minutes, long-distance charges and international roaming revenues derived from calls placed by our customers.

We also have other less significant sources of revenues. Other revenues primarily include revenues generated from our handset maintenance programs, roaming revenues generated from other companies' customers that roam on our networks and co-location rental revenues from third party tenants that rent space on our towers.

We recognize revenue for access charges and other services charged at fixed amounts ratably over the service period, net of credits and adjustments for service discounts. We recognize excess usage, local, long distance and calling party pays revenue at contractual rates per minute as minutes are used. We record cash received in excess of revenues earned as deferred revenues.

We bill excess usage to our customers in arrears. In order to recognize the revenues originated from excess usage subsequent to customer invoicing through the end of the reporting period, we estimate the unbilled portion based on the usage that the handset had during the part of the month already billed, and we use the actual usage to estimate the usage for the rest of the month taking into consideration working days and seasonality. Our estimates are based on our experience in each market. We periodically evaluate our estimation methodology and process by comparing our estimates to actual excess usage revenue billed the following month. As a result, actual usage could differ from our estimates.

From January 1, 2002 through October 31, 2002, in accordance with Staff Accounting Bulletin, or SAB, No. 101, "Revenue Recognition in Financial Statements," we recognized revenue from handset sales on a straight-line basis over the expected customer relationship periods of up to four years, starting when title and risk of loss pass to the customer. Effective November 1, 2002, in connection with our adoption of fresh-start accounting in accordance with SOP 90-7, we revised our revenue recognition policy for handset sales as a result of our adoption of Emerging Issues Task Force, or EITF, Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." We believe that we meet the criteria contained in EITF No. 00-21 for separately accounting for sales of our handsets, namely, our handsets have value to the customer on a standalone basis; there is objective and reliable evidence of the fair value of the wireless service that we will provide; and delivery of wireless service is probable and substantially in our control. As a result, we now recognize all revenue from sales and related cost of sales of handsets when title and risk of loss passes to the customer. This change did not impact our operating income for the two months ended December 31, 2002, the year ended December 31, 2003 or the year ended December 31, 2004. We recognize revenue from accessory sales when title and risk of loss passes upon delivery of the accessory to the customer.

We recognize revenue generated from our handset maintenance programs on a monthly basis at fixed amounts over the service period. We recognize roaming revenues at contractual rates per minute as minutes are used. We recognize co-location revenues from third party tenants on a monthly basis based on the terms set by the underlying agreements.

We recognized the proceeds received from our new spectrum use and build-out agreement with Nextel Communications as deferred revenues. We amortize this amount into revenue on a straight-line

1. Summary of Operations and Significant Accounting Policies — (Continued)

basis over about 15.5 years, which represents the average remaining useful life of our licenses in the Baja region of Mexico as of the date we began providing service under this agreement. See Note 16 for additional information relating to this agreement.

Allowance for Doubtful Accounts. We establish an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. Our methodology for determining our allowance for doubtful accounts receivable requires significant estimates. Since we have a large number of accounts, it is impractible to review the collectibility of all individual accounts when we determine the amount of our allowance for doubtful accounts receivable each period. Therefore, we consider a number of factors in establishing the allowance, including historical collection experience, current economic trends, estimates of forecasted write-offs, agings of the accounts receivable portfolio and other factors. While we believe that the estimates we use are reasonable, actual results could differ from those estimates.

Handsets Provided Under Leases. Our operating companies periodically provide handsets to our customers under lease agreements. We evaluate each lease agreement at its inception to determine whether the agreement represents a capital lease or an operating lease. Under capital lease agreements, we expense the full cost of the handset at the inception of the lease term and recognize digital handset sales revenue upon delivery of the handset to the customer and collection of the up-front rental payment, which corresponds to the inception of the lease term. Under operating lease agreements, we expense the cost of the handset in excess of the sum of the minimum contractual revenues associated with the handset lease. We recognize revenue ratably over the lease term revenue generated under the operating lease arrangement which relates primarily to the up-front rental payments required at the inception of lease terms.

Customer Related Direct Costs. From January 1, 2002 to October 31, 2002, we recognized the costs of handset sales over the expected customer relationship periods of up to four years. We expensed other customer related costs in excess of the revenue generated from handset sales, such as handset subsidies, commissions, and fulfillment costs, at the time of sale as these amounts exceeded the minimum contractual revenues. Minimum contractual revenues were limited to the revenue generated from handset sales as our history of enforcing cancellation fee provisions where contracts exist with terminating customers was insufficient. In accordance with our change in accounting policy, beginning on November 1, 2002, we now recognize all costs of handset sales when title and risk of loss passes to the customer.

Advertising Costs. We expense costs related to advertising and other promotional expenditures as incurred. Advertising costs totaled about $36.3 million during the year ended December 31, 2004, $28.7 million during the year ended December 31, 2003, $4.7 million during the two months ended December 31, 2002 and $25.6 million during the ten months ended October 31, 2002.

Stock-Based Compensation. We currently have two equity incentive plans. In addition to our 2002 Management Incentive Plan, in 2004, our Board of Directors approved the 2004 Incentive Compensation Plan (the Plan), which provides us with the opportunity to compensate selected employees with stock options, stock appreciation rights (SAR), stock awards, performance share awards, incentive awards, and/or stock units. A stock option entitles the optionee to purchase shares of common stock from us at the specified exercise price. A SAR entitles the holder to receive the excess of the fair market value of each share of common stock encompassed by such SAR over the initial value of such share as determined on the date of grant. Stock awards consist of awards of common stock, subject to certain restrictions specified in the Plan. An award of performance shares entitles the participant to receive cash, shares of common stock, stock units, or a combination thereof if certain requirements are satisfied. An incentive award is a cash-denominated award that entitles the participant to receive a payment in cash or common stock, stock units, or a combination thereof. Stock units are awards stated with reference to a specified

1. Summary of Operations and Significant Accounting Policies — (Continued)

number of shares of common stock that entitle the holder to receive a payment for each stock unit equal to the fair market value of a share of common stock on the date of payment. All grants or awards made under the Plan are governed by written agreements between us and the participants.

In April 2004, our Board of Directors approved grants under the Plan of 429,500 shares of restricted stock to our officers and 2,575,450 stock options to the officers and other selected employees. The restricted shares fully vest after a three-year period. The stock options vest twenty-five percent per year over a four-year period. We account for these grants using the intrinsic value method. Compensation expense is based on the intrinsic value on the measurement date, calculated as the difference between the fair value of the common stock and the relevant exercise price. The fair value of the restricted shares on the grant date was $16.3 million, which we are amortizing on a straight-line basis over the three year vesting period. We recognized compensation expense of $3.7 million for the year ended December 31, 2004 related to the restricted shares. Additionally, we recognized $0.2 million in stock-based employee compensation cost during the year ended December 31, 2004 related to our employee stock options as a result of accelerated vesting on certain options. No other stock-based employee compensation cost related to our employee stock options is reflected in net income as the relevant exercise price of the options issued was equal to the fair market value on the date of the grant.

The following table illustrates the effect on net income and net income per common share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123," to stock-based employee compensation.

	Successor Company			Predecessor Company
	Year Ended December 31, 2004	Year Ended December 31, 2003	Two Months Ended December 31, 2002	Ten Months Ended October 31, 2002
	(in thousands, except per share data)			
Net income, as reported	$ 57,289	$81,214	$22,764	$1,955,043
Add:				
Stock-based employee compensation expense included in reported net income, net of related tax effects	3,864	—	—	—
Deduct:				
Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(11,677)	(1,372)	(812)	(23,767)
Pro forma net income	$ 49,476	$79,842	$21,952	$1,931,276
Net income per common share:				
Basic — as reported	$ 0.82	$ 1.29	$ 0.38	$ 7.23
Basic — pro forma	$ 0.71	$ 1.26	$ 0.37	$ 7.14
Diluted — as reported	$ 0.79	$ 1.19	$ 0.36	$ 7.23
Diluted — pro forma	$ 0.68	$ 1.18	$ 0.35	$ 7.14

Net Income Per Common Share, Basic and Diluted. Basic net income per common share includes no dilution and is computed by dividing the net income by the weighted average number of common

1. Summary of Operations and Significant Accounting Policies — (Continued)

shares outstanding for the period. Diluted net income per common share reflects the potential dilution of securities that could participate in our earnings. As presented for the year ended December 31, 2004, our calculation of diluted net income per share includes common shares resulting from shares issuable upon the potential exercise of stock options under our stock-based employee compensation plans and our restricted stock, but does not include common shares resulting from the potential conversion of our 3.5% convertible notes or our 2.875% convertible notes since their effect would have been antidilutive to our net income per share for this period (see Note 8).

The following tables provide a reconciliation of the numerators and denominators used to calculate basic and diluted net income per common share as disclosed in our consolidated statements of operations for the years ended December 31, 2004 and 2003 and for the two months ended December 31, 2002:

	Year Ended December 31, 2004		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(in thousands, except per share data)		
Basic net income per common share:			
Net income	$57,289	69,583	$0.82
Effect of dilutive securities:			
Stock options	—	2,924	
Diluted net income per common share:			
Net income	$57,289	72,507	$0.79

	Year Ended December 31, 2003			Two Months Ended December 31, 2002		
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(in thousands, except per share data)					
Basic net income per common share:						
Net income	$81,214	63,129	$1.29	$22,764	60,000	$0.38
Effect of dilutive securities:						
Stock options	—	4,858		—	3,429	
3.5% convertible notes	1,835	2,066		—	—	
Diluted net income per common share:						
Net income	$83,049	70,053	$1.19	$22,764	63,429	$0.36

Debt Financing Costs. We capitalize costs incurred to obtain new debt financing as other non-current assets. We amortize debt financing costs over the shorter of the term of the underlying debt or the holder's first put date, when applicable.

Income Taxes. We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." As such, we use the asset and liability method under which we recognize deferred income taxes for the tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating losses and tax loss carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. We recognize the effect on deferred taxes for a change in tax rates in income in the period that includes the enactment date.

1. Summary of Operations and Significant Accounting Policies — (Continued)

We provide a valuation allowance against deferred tax assets if, based upon the weight of available evidence, we believe it is more likely than not that some or all of the deferred tax assets will not be realized. Substantially all of our deferred tax asset valuation allowances existed as of the date of the application of fresh-start accounting. As such, in accordance with SOP 90-7, we record any valuation allowance reversals first to reduce our remaining intangible assets existing at emergence from reorganization until fully exhausted and then as an increase to paid-in capital. We will record the reversal of valuation allowances related to deferred tax assets generated subsequent to our reorganization as a benefit to our income tax provision. Our income tax provision represents income taxes due currently, the change in our deferred tax assets and liabilities and the change in post-reorganization valuation allowances.

Reclassifications. We have reclassified some prior period amounts to conform to our current year presentation.

New Accounting Pronouncements. In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation, or FIN, No. 46, "Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51," which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 provides guidance related to identifying variable interest entities (previously known generally as special purpose entities or SPEs) and determining whether such entities should be consolidated. FIN No. 46 must be applied immediately to variable interest entities created, or interests in variable interest entities obtained, after January 31, 2003. For those variable interest entities created, or interests in variable interest entities obtained, on or before January 31, 2003, the guidance in FIN No. 46 must be applied in the first fiscal year or interim period beginning after December 15, 2003. The adoption of FIN No. 46 on January 1, 2004 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2004, the Emerging Issues Task Force, or EITF, reached a final consensus on Issue No. 03-6, "Participating Securities and the Two-Class Method Under FASB Statement No. 128, *Earnings Per Share,*" or EITF No. 03-6. EITF No. 03-6 addresses a number of questions regarding the computation of earnings per share (EPS) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF No. 03-6 is effective for the fiscal quarter ended June 30, 2004. The adoption of EITF No. 03-6 did not have a material impact on our basic or diluted earnings per share.

In December 2003, the FASB issued Statement No. 132 (Revised 2003), "Employer's Disclosure about Pensions and Other Post Retirement Benefits," or SFAS 132R, to improve financial statement disclosures for defined benefit plans. SFAS 132R replaces the existing disclosure requirements for pensions, including foreign plans. The standard requires additional disclosures regarding plan assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans. The guidance for foreign plans is effective for fiscal years ending after June 15, 2004. The adoption of SFAS 132R did not have a material impact on our consolidated financial statements.

In September 2004, the EITF reached a final consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt and the Effect on Diluted Earnings per Share," or EITF Issue No. 04-8.

1. Summary of Operations and Significant Accounting Policies — (Continued)

EITF No. 04-8 states that contingently convertible debt should be included in diluted earnings per share computations, if dilutive, regardless of whether the market price trigger or other contingent feature has been met. EITF No. 04-8 is effective for all periods ending after December 15, 2004 and will be applied by retroactively restating previously reported EPS. We have adopted EITF No. 04-8 in the fourth quarter of 2004. EITF No. 04-8 requires us to include the additional common shares associated with the conversion of our 2.875% convertible notes in diluted earnings per share computations, if dilutive, and also requires us to present our previously reported EPS on a comparable basis, regardless of whether the market price trigger or other contingent feature has been met. The adoption of EITF No. 04-8 did not have a material impact on our diluted earnings per share.

In December 2004, the FASB issued its final standard on accounting for share-based payments (SBP), Statement No. 123R, "Share-Based Payment — An Amendment of FASB Statements No. 123 and 95," or SFAS 123R, that requires companies to expense the value of employee stock options and similar awards. SFAS 123R is effective for interim and annual periods beginning after June 15, 2005 and applies to all outstanding and unvested SBP awards at a company's adoption date. The adoption of SFAS 123R will require us to treat the fair value of SBP awards that are within its scope as compensation expense in the income statement beginning on the date that we grant the awards to employees. We are currently evaluating which methodology we will utilize and have not yet determined the impact to our financial statements.

2. Change in Accounting Principle

Until September 30, 2004, we presented the financial information of our consolidated foreign operating companies in our consolidated financial statements utilizing accounts as of a date one month earlier than the accounts of our parent company, U.S. subsidiaries and our non-operating non-U.S. subsidiaries, which we refer to as our one-month lag reporting policy, to ensure timely reporting of consolidated results. As a result, each year the financial position, results of operations and cash flows of each of our wholly-owned foreign operating companies in Mexico, Brazil, Argentina, Peru and Chile were presented as of and for the year ended November 30. In contrast, financial information relating to our parent company, U.S. subsidiaries and our non-operating non-U.S. subsidiaries was presented as of and for the year ended December 31.

Over the past several years, we have enhanced our financial reporting systems in our markets, while redesigning processes to increase the timeliness of internal reporting. These enhancements have been in the form of aligned financial processes and common and updated information systems. As a result of these improvements, we are able to more quickly accumulate, analyze and consolidate our financial statement information, which enabled us to eliminate the one-month reporting lag for the year ended December 31, 2004 and report consolidated results using a consistent calendar year reporting period for the entire Company. The change in reporting policy also results in the communication of more current and useful information to our investors. We believe these benefits justified the elimination of the one-month lag reporting policy and results in a preferable method of accounting.

Effective January 1, 2004, we accounted for the elimination of the one-month lag reporting policy as a change in accounting principle in accordance with Accounting Principle Board, or APB, Opinion No. 20, "Accounting Changes." Under APB Opinion No. 20, a change in accounting principle is determined in the beginning of period of change. As a result, we treated the month of December 2003, which is normally the first month in the fiscal year of our foreign operating companies, as the lag month, and our fiscal year for all of our foreign operating companies now begins with January 2004 and ends with December 2004. Each of our successive quarterly and annual consolidated financial statements will continue to follow the same basis of consolidation for our foreign operating companies. For example, our consolidated financial

2. Change in Accounting Principle — (Continued)

statements for the quarter ended March 31, 2005 will reflect the consolidation of our foreign operating companies' accounts for the period from January 1 through March 31, 2005. Based on the requirements in APB Opinion No. 20, we have not recast the comparable financial information for the years ended December 31, 2003 and 2002 presented in our consolidated financial statements. However, since the change in accounting principle is effected at the beginning of the period of change, we have recast our previously reported quarterly financial data for 2004 (see Note 18).

In accordance with the requirements of APB Opinion No. 20, our foreign operating companies' net income for December 2003 has been reflected on the face of our consolidated statement of operations for the year ended December 31, 2004 as the cumulative effect of a change in accounting principle. In addition, we have reflected the related net cash flows for the month of December 2003 as a separate line item in our consolidated statement of cash flows for the year ended December 31, 2004.

The table below contains the pro forma results for the year ended December 31, 2003 reflecting the retroactive application of eliminating the one-month lag as compared to the as reported results. As a result of the application of fresh-start accounting in connection with our emergence from Chapter 11 reorganization on October 31, 2002, pro forma presentation of our results of operations for the ten-month period ended October 31, 2002 and for the two-month period ended December 31, 2002 are not comparable to subsequent periods, and therefore have not been presented.

	Year Ended December 31, 2003	
	As Reported	Pro Forma
	(in thousands)	
Income before cumulative effect of change in accounting principle	$81,214	$ 66,001
Income before cumulative effect of change in accounting principle, per common share, basic	$ 1.29	$ 1.05
Income before cumulative effect of change in accounting principle, per common share, diluted	$ 1.19	$ 0.97
Net income	$81,214	$ 72,153
Net income per common share, basic	$ 1.29	$ 1.14
Net income per common share, diluted	$ 1.19	$ 1.06

2. Change in Accounting Principle — (Continued)

The combined statement of operations of our foreign operating companies for the month of December 2003 is as follows (in thousands):

Operating revenues	
Service and other revenues	$ 82,108
Digital handset and accessory revenues	9,293
	91,401
Operating expenses	
Cost of service (exclusive of depreciation included below)	22,256
Cost of digital handset and accessory sales	12,169
Selling, general and administrative	29,460
Depreciation	5,842
Amortization	1,260
	70,987
Operating income	20,414
Other income (expense)	
Interest expense	(2,436)
Interest income	741
Foreign currency transaction losses, net	(5,404)
Other expense, net	(447)
	(7,546)
Income before income tax provision	12,868
Income tax provision	(11,898)
Net income (cumulative effect of change in accounting principle)	$ 970

The components of the $11.9 million income tax provision related to the cumulative effect of the change in accounting principle consist of $6.7 million in current foreign tax expense and $5.2 million in deferred foreign tax expense.

2. Change in Accounting Principle — (Continued)

The combined statement of cash flows of our foreign operating companies for the month of December 2003 is as follows (in thousands):

Cash flows from operating activities:	
Net income	$ 970
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	7,102
Provision for losses on accounts receivable	670
Provision for losses on inventory	81
Foreign currency transaction losses, net	5,404
Deferred income tax provision	11,207
Loss on disposal of property, plant and equipment	37
Other, net	(273)
Change in assets and liabilities:	
Accounts receivable, gross	955
Handset and accessory inventory, gross	(942)
Prepaid expenses and other assets	(582)
Other long-term assets	(1,716)
Accounts payable, accrued expenses and other	(1,636)
Current deferred revenue	1,420
Due to related parties	(1,921)
Other long-term liabilities	3,060
Net cash provided by operating activities	23,836
Cash flows from investing activities:	
Capital expenditures	(22,824)
Net cash used in investing activities	(22,824)
Cash flows from financing activities:	
Gross proceeds from towers financing transactions	5,890
Repayments under financing obligations	(169)
Net cash provided by financing activities	5,721
Effect of exchange rate changes on cash and cash equivalents	1,229
Net increase in cash and cash equivalents (cumulative effect of change in accounting principle)	$ 7,962

3. Reorganization

We were formerly known as Nextel International, Inc. Prior to November 12, 2002, we were an indirect, substantially wholly owned subsidiary of Nextel Communications, Inc. In May 2002, we reached an agreement in principle with our main creditors, Motorola Credit Corporation, Nextel Communications and an ad hoc committee of noteholders, to restructure our outstanding debt. In connection with this agreement, on May 24, 2002, NII Holdings, Inc. and NII Holdings (Delaware), Inc. filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States

3. Reorganization — (Continued)

Bankruptcy Court for the District of Delaware. None of our foreign subsidiaries filed for Chapter 11 reorganization. While our U.S. companies that filed for Chapter 11 operated as debtors-in-possession under the Bankruptcy Code, our foreign subsidiaries continued operating in the ordinary course of business during the Chapter 11 process, providing continuous and uninterrupted wireless communication services to existing and new customers.

As part of our Chapter 11 proceedings, we filed our original Joint Plan of Reorganization on June 14, 2002, our First Amended Joint Plan of Reorganization on June 27, 2002, our Second Amended Joint Plan of Reorganization on July 9, 2002, our Third Amended Joint Plan of Reorganization on July 26, 2002, and our Revised Third Amended Joint Plan of Reorganization on July 31, 2002, reflecting the final negotiations with our major creditor constituents. On October 28, 2002, the Bankruptcy Court confirmed our plan of reorganization and on November 12, 2002, we emerged from Chapter 11 proceedings.

Following is a summary of the significant transactions consummated on November 12, 2002 under our confirmed plan of reorganization:

- NII Holdings amended and restated its Bylaws and filed a Restated Certificate of Incorporation with the Secretary of State of the State of Delaware authorizing an aggregate of 300,000,000 shares of common stock, par value $0.001 per share, one share of special director preferred stock, par value $1.00 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.001 per share;

- NII Holdings cancelled all shares of its preferred stock, common stock and other equity interests that existed prior to November 12, 2002;

- NII Holdings exchanged, on a *pro rata* basis, $2.3 billion in senior redeemable notes and other unsecured, non-trade claims that existed prior to its bankruptcy filing for 11,760,000 shares of new common stock and canceled its then-existing senior redeemable notes and some other unsecured, non-trade debt that existed prior to November 12, 2002;

- Motorola Credit Corporation reinstated in full our $225.0 million international Motorola equipment financing facility and our $100.0 million Brazil Motorola equipment financing facility including $3.2 million in accrued interest, subject to deferrals of principal amortization and some structural modifications;

- NII Holdings repaid the outstanding principal balance, together with accrued interest, due under its $56.7 million international Motorola incremental equipment financing facility using restricted cash held in escrow. The principal amount repaid will be available for re-borrowing upon the terms set forth in the international Motorola equipment financing facility (see Note 8);

- NII Holdings raised $140.0 million in proceeds from some of our creditors that participated in a rights offering in exchange for the issuance of 47,040,000 additional shares of NII Holdings' new common stock and new notes with an aggregate principal amount of $180.8 million due at maturity. The rights offering provided the holders of NII Holdings' then-existing senior redeemable notes, and some of our other creditors, the opportunity to purchase a pro rata share of NII Holdings' new common stock, as well as new notes issued by NII Holdings (Cayman), Ltd., one of our wholly-owned subsidiaries. Through the rights offering, Nextel Communications, Inc. purchased $50.9 million of the new notes and 17,089,563 shares of the common stock issued, together with 4,266,501 shares of common stock that NII Holdings issued to Nextel Communications, Inc. in connection with the cancellation of NII Holdings' senior redeemable notes and in satisfaction of claims by Nextel Communications, Inc. under our 1997 tax sharing agreement. Nextel Communications, Inc. owned about 35.6% of NII Holdings' issued and outstanding shares of new common stock as of

3. Reorganization — (Continued)

November 12, 2002. MacKay Shields owned or controlled about 21.8% of NII Holdings' common stock as of November 12, 2002. The new notes are senior secured obligations that accrue interest at a rate of approximately 13% per annum, compounded quarterly, through October 31, 2004, which interest is added to principal, and accrues interest thereafter at a rate of approximately 13% per annum, compounded quarterly and payable in cash quarterly. The new notes mature on November 1, 2009. The repayment of the new notes is fully, unconditionally and irrevocably guaranteed by NII Holdings and some of our subsidiaries and affiliates; and

- NII Holdings entered into a new spectrum use and build-out agreement with Nextel Communications with respect to certain areas on the border between the United States and Mexico. As part of that agreement, we received $25.0 million of a total payment of $50.0 million, with the remaining $25.0 million placed in escrow to be distributed as costs are incurred during the completion of the network build-out.

We also reached an agreement with the creditors to our Argentina credit facilities to repurchase the outstanding balance owed to such creditors by our Argentine operating company for $5.0 million in cash and 1,200,000 shares of NII Holdings' new common stock.

As a result of these transactions, as of December 31, 2002, NII Holdings had 60,000,000 shares of new common stock outstanding.

Because our plan of reorganization was approved by the Bankruptcy Court on October 28, 2002, for financial reporting purposes we used an effective date of October 31, 2002 and applied fresh-start accounting to our consolidated balance sheet as of that date in accordance with SOP 90-7. We adopted fresh-start accounting because the holders of our existing voting shares immediately before filing and confirmation of our plan of reorganization received less than 50% of the voting shares of the emerging company and our reorganization value, which served as the basis for our reorganization plan approved by the Bankruptcy Court, was less than our post petition liabilities and allowed claims, as shown below (in thousands):

Post petition current liabilities	$ 8,482
Liabilities deferred under the Chapter 11 proceeding	2,446,174
Total post petition liabilities and allowed claims	2,454,656
Total reorganization value	(475,800)
Excess of liabilities over reorganization value	$1,978,856

Under fresh-start accounting, a new reporting entity is considered to be created and we adjusted the recorded amounts of assets and liabilities to reflect their estimated fair values at the date fresh-start accounting was applied. Accordingly, the estimated reorganization value of our company of $475.8 million represents the total fair value that we allocated to the assets and liabilities of our reorganized company in conformity with SFAS No. 141, "Business Combinations."

Our financial advisors advised us with respect to the estimated reorganization value of our company and the reorganization equity value of our company of $50.0 million. Our financial advisors used two methodologies to derive the total estimated reorganization value: (a) the application of comparable public company multiples to our historical and projected financial results, and (b) a calculation of the present value of our free cash flows under our revised business plan using financial projections through 2007, including an assumption for a terminal value, discounted back at our estimated post-restructuring weighted average cost of capital. In deriving the total reorganization value our financial advisors considered our

3. Reorganization — (Continued)

market share and position, competition and general economic considerations, projected revenue growth, potential profitability, working capital requirements and other relevant factors.

As a result of our reorganization and application of fresh-start accounting, during the ten months ended October 31, 2002, we recognized about a $2.3 billion gain on the extinguishment of our senior notes and a $115.1 million charge related to the revaluation of our assets and liabilities.

The table below shows our consolidated balance sheet that reflects reorganization and fresh-start accounting adjustments that we recorded as of October 31, 2002. These adjustments primarily include the following:

- the receipt of $25.0 million of a total $50.0 million in proceeds from Nextel Communications on the effective date of our reorganization under a new spectrum use and build-out agreement, which we deferred and recognized as a liability because of our future performance obligations;

- the repayment to Motorola Credit Corporation of $56.7 million in outstanding principal plus accrued interest under our international Motorola incremental equipment financing facility and accrued interest under our international Motorola equipment financing facility and Brazil Motorola equipment financing facility;

- the extinguishment of $2.3 billion of our senior redeemable notes plus accrued interest and some other unsecured, non-trade debt in exchange for the issuance of 11,760,000 shares of our new common stock;

- the receipt of $140.0 million in proceeds received through our rights offering in exchange for the issuance of new senior notes and 47,040,000 of new common stock, allocated between debt and equity based on the relative fair values of each;

- the payment of $5.0 million and the issuance of 1,200,000 shares of new common stock in exchange for the retirement of the entire outstanding balance of $100.7 million under our Argentine credit facilities plus accrued interest;

- the cancellation of all outstanding preferred stock, common stock and other equity interests and elimination of all components of stockholders' equity, including paid-in-capital, accumulated deficit, deferred compensation and accumulated other comprehensive loss; and

- the $115.1 million adjustment to the carrying values of our property, plant and equipment and intangible assets based on our estimates of their relative fair values, which we determined in consultation with external valuation specialists that we hired, and the resulting adjustment to deferred income taxes.

3. Reorganization — (Continued)

	Pre Reorganization Balance	Spectrum Transaction with NCI	Debt Extinguishment and Reorganization Payments	Rights Offering	Argentina Settlement	Elimination of Equity and Fresh Start Adjustments: Equity Elimination	Elimination of Equity and Fresh Start Adjustments: Allocation of Reorganization Value	Post Reorganization Balance
	(in thousands)							
ASSETS								
Current assets								
Cash and cash equivalents	$ 90,526	$25,000	$ (19,504)	$140,000	$ (5,000)	$ —	$ —	$231,022
Restricted cash	69,489		(69,489)					—
Accounts receivable, net	97,342							97,342
Handset and accessory inventory	19,269							19,269
Prepaid expenses and other	63,774						(26,455)	37,319
Total current assets	340,400	25,000	(88,993)	140,000	(5,000)	—	(26,455)	384,952
Property, plant and equipment, net	359,752						(149,060)	210,692
Intangible assets and other, net	172,610						33,082	205,692
Other assets	46,380						(18,374)	28,006
	$ 919,142	$25,000	$ (88,993)	$140,000	$ (5,000)	$ —	$(160,807)	$829,342
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY								
Current liabilities								
Accounts payable	$ 33,933	$ —	$ 2,718	$ —	$ —	$ —	$ —	$ 36,651
Accrued expenses and other	212,634		(11,866)				(2,600)	198,168
Deferred revenues	46,935						(26,455)	20,480
Accrued interest	31,600		(23,670)		(6,829)			1,101
Due to related parties	50,407		215					50,622
Current portion of long-term debt	157,419		(56,650)		(100,769)			—
Total current liabilities	532,928	—	(89,253)	—	(107,598)	—	(29,055)	307,022
Long-term debt	325,000		3,193	100,800				428,993
Deferred income taxes	2,659						1,714	4,373
Deferred revenues and other	33,130	25,000					(18,374)	39,756
Total liabilities not subject to compromise	893,717	25,000	(86,060)	100,800	(107,598)	—	(45,715)	780,144
Liabilities subject to compromise	2,446,174		(2,446,174)					—
Stockholders' (deficit) equity								
Preferred stock	1,050,300					(1,050,300)		—
Common stock — old	271					(271)		—
Common stock — new	—		4	16				20
Paid-in-capital — old	934,958					(934,958)		—
Paid-in-capital — new	—		8,994	39,184	1,000			49,178
Treasury stock	(3,275)					3,275		—
Deferred compensation	(860)					860		—
Cumulative translation adjustment	(161,940)					161,940		—
Accumulated deficit	(4,240,203)		2,434,243		101,598	1,819,454	(115,092)	—
Total stockholders' (deficit) equity	(2,420,749)	—	2,443,241	39,200	102,598	—	(115,092)	49,198
	$ 919,142	$25,000	$ (88,993)	$140,000	$ (5,000)	$ —	$(160,807)	$829,342

4. Significant Transactions

We accounted for each of the business acquisitions described below under the purchase method. We recorded acquisitions of licenses at their purchase price.

4. Significant Transactions — (Continued)

Nextel Argentina. In November 2004, Nextel Argentina purchased all of the equity interests of Radio Movil Digital Argentina S.A. (RMD), for a purchase price of $13.0 million, of which $8.5 million was paid through December 31, 2004, and the remaining $4.5 million was paid in March 2005. RMD had no operations other than its ownership of licenses for 650 channels of wireless spectrum. The purchase price was allocated to the licenses acquired ($19.5 million), a deferred tax liability ($6.6 million), which represents the tax effect of the difference between the book basis and tax basis of the acquired licenses and other miscellaneous assets ($0.1 million). We accounted for this acquisition as a purchase of assets. In connection with this acquisition, Nextel Argentina obtained 650 channels of additional spectrum that will help to consolidate and expand our spectrum position in Argentina. 150 of the channels purchased provide coverage in Buenos Aires, and the remaining 500 channels provide coverage in numerous other areas of Argentina. We are amortizing the licenses acquired over 20 years.

Nextel Mexico. During 2002, Nextel Mexico purchased licenses for $13.6 million in cash to help consolidate and expand our spectrum position in Mexico in key cities in which we currently operate, as well as in new service areas. In September 2003, Nextel Mexico purchased in cash $9.0 million of licenses from Servicios Troncalizados, S.A. de C.V. to further consolidate and expand our spectrum position in some central Mexican cities.

In August 2003, Nextel Mexico purchased all of the equity interests of Delta Comunicaciones Digitales S.A. de C.V., an analog trunking company, for a purchase price of $39.3 million. We have allocated the purchase price as follows: $35.8 million to licenses, $3.0 million to customer base, $0.2 million to current assets and $0.4 million to other non-current assets. In addition, Nextel Mexico assumed $0.1 million in current liabilities. The licenses acquired provide coverage in numerous areas of Mexico, including Mexico City, Queretaro and Leon, and are intended to help consolidate and expand our spectrum position in Mexico. We are amortizing the licenses acquired over 20 years.

Chilean Operating Companies. In August 2000, we purchased from Cordillera Communications Corporation all of its equity ownership in several specialized mobile radio companies in Chile. At closing, we paid $6.0 million of the total purchase price of about $30.0 million. The remaining $24.0 million, plus accrued interest at a rate of 8.0% per year, was due by August 2002, subject to reduction by up to $14.0 million if we were unable to obtain, on or before August 2002, the regulatory relief necessary to provide integrated digital mobile services in Chile. As a result of our emergence from Chapter 11 reorganization, we issued shares of our new common stock to Cordillera Communications Corporation in exchange for the cancellation of the remaining amounts that we owed them.

Nextel Philippines. In January 2001, we increased our direct and indirect ownership interest in Nextel Philippines from about 51.1% to about 59.1% by purchasing additional minority owners' equity interests for about $3.7 million.

In September 2002, we sold an 8% indirect interest and a 2% direct interest in Nextel Philippines to a third party investor. This transaction reduced our combined direct and indirect ownership interest in Nextel Philippines to about 49%. In November 2002, we sold our remaining direct and indirect ownership interest in Nextel Philippines. As a result of this sale, in accordance with SFAS No. 144, we have presented the financial results of Nextel Philippines as discontinued operations in our consolidated statements of operations for all periods presented. Prior to the sale, the results of operations reported by Nextel Philippines were included in "Corporate and other" for segment reporting purposes. At the time of sale, Nextel Philippines had $1.5 million in net accounts receivable and $22.3 million in accrued expenses and other current liabilities.

4. Significant Transactions — (Continued)

The amounts of operating revenues and net pre-tax loss related to the operations of Nextel Philippines included in discontinued operations are as follows:

	Successor Company Two Months Ended December 31, 2002	Predecessor Company Ten Months Ended October 31, 2002
	(in thousands)	
Operating revenues	$ 997	$12,570
Net pre-tax loss	$(3,810)	$(2,025)

5. Property, Plant and Equipment

The components are as follows:

	December 31, 2004	December 31, 2003
	(in thousands)	
Land	$ 584	$ 560
Leasehold improvements	27,744	16,711
Digital network equipment	502,502	323,484
Office equipment, furniture and fixtures, and other	94,807	55,058
Less: Accumulated depreciation and amortization	(145,976)	(56,913)
	479,661	338,900
Construction in progress	78,586	29,534
	$ 558,247	$368,434

6. Intangible Assets

Our intangible assets consist of our licenses, customer base and tradename, all of which have finite useful lives, as follows:

	December 31, 2004			December 31, 2003		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(in thousands)					
Amortizable intangible assets:						
Licenses	$ 75,954	$ (9,804)	$66,150	$ 73,595	$ (5,380)	$68,215
Customer base	40,917	(39,111)	1,806	42,133	(27,684)	14,449
Tradename and other	1,538	(1,538)	—	4,132	(978)	3,154
Total intangible assets	$118,409	$(50,453)	$67,956	$119,860	$(34,042)	$85,818

SOP 90-7 requires that reversals of valuation allowances associated with deferred tax assets that exist as of the date of application of fresh-start accounting be recorded as a reduction to intangible assets. Substantially all of our deferred tax asset valuation allowances existed as of the date of our application of fresh-start accounting. As such, under SOP 90-7, we record any valuation allowance reversals first as a

6. Intangible Assets — (Continued)

reduction to our remaining intangible assets existing at our emergence from reorganization and then as an increase to paid-in capital.

The gross carrying values of licenses, customer base and tradename decreased by $23.0 million, $1.8 million and $3.1 million, respectively from December 31, 2003 to December 31, 2004 due to the reversal of deferred tax asset valuation allowances. The gross carrying value of these intangible assets also decreased as a result of foreign currency translation adjustments.

Based solely on the carrying amount of amortizable intangible assets existing as of December 31, 2004 and current exchange rates, we estimate amortization expense for each of the next five years ending December 31 to be as follows (in thousands):

Years	Estimated Amortization Expense
2005	$13,570
2006	4,479
2007	3,859
2008	3,859
2009	3,859

Actual amortization expense to be reported in future periods could differ from these estimates as a result of the timing of releases of deferred tax asset valuation allowances, as well as changes in exchange rates and other relevant factors. During the year ended December 31, 2004, we did not acquire, dispose of or write down any goodwill or intangible assets with indefinite useful lives.

7. Balance Sheet Details

Prepaid Expenses and Other.

The components are as follows:

	December 31,	
	2004	2003
	(in thousands)	
Value added tax receivables	$13,723	$22,596
Advertising	10,281	5,200
Advances to suppliers	2,472	8,050
Insurance claims	3,022	4,853
Income taxes	134	4,470
Other	23,648	13,959
	$53,280	$59,128

7. Balance Sheet Details — (Continued)

Other Assets.

The components are as follows:

	December 31, 2004	December 31, 2003
	(in thousands)	
Value added tax receivables	$31,019	$16,230
Income tax receivable	14,222	—
Deferred financing costs	11,773	6,828
Deposits and restricted cash	12,386	756
Other	8,226	3,616
	$77,626	$27,430

Accrued Expenses and Other.

The components are as follows:

	December 31, 2004	December 31, 2003
	(in thousands)	
Income taxes currently payable	$ 42,412	$ 11,080
Non-income based taxes	40,897	32,899
Payroll related items and commissions	34,256	32,816
Network system and information technology costs	28,491	27,578
Capital expenditures	30,880	22,328
Customer deposits	17,950	11,485
Tax and non-tax liabilities	6,301	6,676
Other	26,746	22,630
	$227,933	$167,492

Other Long-Term Liabilities.

The components are as follows:

	December 31, 2004	December 31, 2003
	(in thousands)	
Tax and non-tax liabilities	$47,259	$69,627
Asset retirement obligations	4,126	3,021
Capital lease obligations	5,267	—
Severance plan liability	5,075	3,599
Other	229	—
	$61,956	$76,247

8. Debt

	December 31, 2004	December 31, 2003
	(in thousands)	
3.5% convertible notes due 2033	$180,000	$180,000
2.875% convertible notes due 2034	300,000	—
13.0% senior secured discount notes due 2009, net of unamortized discount of $14 and $52,196	40	128,625
International equipment facility	—	125,000
Tower financing obligations	118,202	103,131
Total debt	598,242	536,756
Less: current portion	(2,048)	(1,466)
	$596,194	$535,290

3.5% Convertible Notes Due 2033. Our 3.5% convertible notes due 2033, which we refer to as our 3.5% notes, are senior unsecured obligations and rank equal in right of payment with all of our other existing and future senior unsecured debt. Historically, some of our long-term debt has been secured and may be secured in the future. In addition, since we conduct all of our operations through our subsidiaries, our 3.5% notes effectively rank junior in right of payment to all liabilities of our subsidiaries. The notes bear interest at a rate of 3.5% per year, payable semi-annually in arrears and in cash on March 15 and September 15 of each year, beginning March 15, 2004. Our 3.5% notes will mature on September 15, 2033, when the entire principal balance of $180.0 million will be due.

The noteholders have the right to require us to repurchase the 3.5% notes on September 15 of 2010, 2013, 2018, 2023 and 2028 at a repurchase price equal to 100% of the principal amount, plus any accrued and unpaid interest up to but excluding the repurchase date. In addition, if a fundamental change or termination of trading, as defined, occurs prior to maturity, the noteholders have the right to require us to repurchase all or part of the notes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

The 3.5% notes are convertible, at the option of the holder, into shares of our common stock at an adjusted conversion rate of 37.5 shares per $1,000 principal amount of notes, or 6,750,000 aggregate common shares, at a conversion price of about $26.67 per share. The 3.5% notes are convertible, subject to adjustment, at any time prior to the close of business on the final maturity date under any of the following circumstances:

- during any fiscal quarter commencing after December 31, 2003, if the closing sale price of our common stock exceeds 110% of the conversion price of $26.67 per share for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter;
- during the five business day period after any five consecutive trading day period in which the trading price per note for each day of this period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes, or 6,750,000 aggregate common shares, subject to certain limitations;
- if the notes have been called for redemption by us; or
- upon the occurrence of specified corporate events.

The conversion feature related to the trading price per note meets the criteria of an embedded derivative under Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for

8. Debt — (Continued)

Derivative Instruments and Hedging Activities." As a result, we are required to separate the value of the conversion feature from the notes and record a liability on our consolidated balance sheet. As of December 31, 2004, the conversion feature had a nominal value, and therefore it did not have a material impact on our financial position or results of operations. We will continue to evaluate the materiality of the value of this conversion feature on a quarterly basis and record the resulting adjustment, if any, in our consolidated balance sheet and statement of operations.

For the fiscal quarter ended December 31, 2004, the closing sale price of our common stock exceeded 110% of the conversion price of $26.67 per share for at least 20 trading days in the 30 consecutive trading days ending on December 31, 2004. As a result, the conversion contingency was met, and our 3.5% notes are convertible into 37.5 shares of our common stock per $1,000 principal amount of notes, or 6,750,000 aggregate common shares, at a conversion price of about $26.67 per share. As presented for the year ended December 31, 2004, our calculation of diluted net income per share does not include the common shares resulting from the potential conversion of our 3.5% notes since their effect would have been antidilutive to our net income.

The conversion rate of the 3.5% notes is subject to adjustment if any of the following events occur:

- we issue common stock as a dividend or distribution on our common stock;
- we issue to all holders of common stock certain rights or warrants to purchase our common stock;
- we subdivide or combine our common stock;
- we distribute to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding the rights, warrants, dividends or distributions specified above;
- we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to this tender or exchange offer; or
- someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending the rejection of the offer, subject to certain conditions.

Prior to September 20, 2008, the 3.5% notes are not redeemable. Beginning September 20, 2008, we may redeem the 3.5% notes in whole or in part at the following prices expressed as a percentage of the principal amount:

Redemption Period	Price
Beginning on September 20, 2008 and ending on September 14, 2009	101.0%
Beginning on September 15, 2009 and ending on September 14, 2010	100.5%
Beginning on September 15, 2010 and thereafter	100.0%

Neither we, nor any of our subsidiaries, are subject to any financial covenants under our 3.5% notes. In addition, the indenture governing our 3.5% notes does not restrict us or any of our subsidiaries from paying dividends, incurring debt, or issuing or repurchasing our securities.

2.875% Convertible Notes Due 2034. In January 2004, we issued $250.0 million aggregate principal amount of 2.875% convertible notes due 2034, which we refer to as our 2.875% notes. In addition, we

8. Debt — (Continued)

granted the initial purchaser an option to purchase up to an additional $50.0 million principal amount of 2.875% notes, which was exercised in full in February 2004. As a result, we issued an additional $50.0 million aggregate principal amount of 2.875% notes, resulting in total net proceeds of $291.6 million. Our 2.875% notes are senior unsecured obligations and rank equal in right of payment with all of our other existing and future senior unsecured debt. Historically, some of our long-term debt has been secured and may be secured in the future. In addition, since we conduct all of our operations through our subsidiaries, our 2.875% notes effectively rank junior in right of payment to all liabilities of our subsidiaries. The 2.875% notes bear interest at a rate of 2.875% per year, payable semi-annually in arrears and in cash on February 1 and August 1 of each year, beginning August 1, 2004. The 2.875% notes will mature on February 1, 2034, when the entire principal balance of $300.0 million will be due.

The noteholders have the right to require us to repurchase the 2.875% notes on February 1 of 2011, 2014, 2019, 2024 and 2029 at a repurchase price equal to 100% of the principal amount, plus any accrued and unpaid interest up to but excluding the repurchase date. In addition, if a fundamental change or termination of trading, as defined, occurs prior to maturity, the noteholders have a right to require us to repurchase all or part of the notes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

The 2.875% notes are convertible, at the option of the holder, into shares of our common stock at an adjusted conversion rate of 18.7830 shares per $1,000 principal amount of notes, or 5,634,900 aggregate common shares, at a conversion price of about $53.24 per share. The 2.875% notes are convertible, subject to adjustment, prior to the close of business on the final maturity date under any of the following circumstances:

- during any fiscal quarter commencing after March 31, 2004, if the closing sale price of our common stock exceeds 120% of the conversion price of $53.24 per share for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter;
- during the five business day period after any five consecutive trading day period in which the trading price per note for each day of this period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes, or 5,634,900 aggregate common shares, subject to certain limitations;
- if the notes have been called for redemption by us; or
- upon the occurrence of specified corporate events.

We have the option to satisfy the conversion of the 2.875% notes in shares of our common stock, in cash or a combination of both.

The conversion feature related to the trading price per note meets the criteria of an embedded derivative under SFAS No. 133. As a result, we are required to separate the value of the conversion feature from the notes and record a liability on our consolidated balance sheet. As of December 31, 2004, the conversion feature had a nominal value, and therefore it did not have a material impact on our financial position or results of operations. We will continue to evaluate the materiality of the value of this conversion feature on a quarterly basis and record the resulting adjustment, if any, in our consolidated balance sheet and statement of operations.

For the fiscal quarter ended December 31, 2004, the closing sale price of our common stock did not exceed 120% of the conversion price of $53.24 per share for at least 20 trading days in the 30 consecutive trading days ending on December 31, 2004. As a result, the conversion contingency was not met. As presented for the year ended December 31, 2004, our calculation of diluted net income per share does not

8. **Debt — (Continued)**

include the common shares resulting from the potential conversion of our 2.875% notes since their effect would have been antidilutive to our net income.

The conversion rate of the 2.875% notes is subject to adjustment if any of the following events occur:

- we issue common stock as a dividend or distribution on our common stock;
- we issue to all holders of common stock certain rights or warrants to purchase our common stock;
- we subdivide or combine our common stock;
- we distribute to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding the rights, warrants, dividends or distributions specified above;
- we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to this tender or exchange offer; or
- someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending the rejection of the offer, subject to certain conditions.

Prior to February 7, 2011, the 2.875% notes are not redeemable. On or after February 7, 2011, we may redeem for cash some or all of the 2.875% notes, at any time and from time to time, upon at least 30 days' notice for a price equal to 100% of the principal amount of the 2.875% notes to be redeemed plus any accrued and unpaid interest up to but excluding the redemption date.

Neither we, nor any of our subsidiaries, are subject to any financial covenants under our 2.875% notes. In addition, the indenture governing our 2.875% notes does not restrict us or any of our subsidiaries from paying dividends, incurring debt, or issuing or repurchasing our securities.

As presented for the year ended December 31, 2004, our calculation of diluted net income per share does not include the common shares resulting from the potential conversion of our 2.875% notes since their effect would have been antidilutive to our net income.

Mexico Syndicated Loan. In October 2004, we closed on a $250.0 million, five-year syndicated loan facility in Mexico. The facility can be drawn down, under certain conditions, within 180 days from the date of closing. Of the total amount of the facility, $129.0 million is denominated in U.S. dollars, with a floating interest rate based on LIBOR, $31.0 million is denominated in Mexican pesos, with a floating interest rate based on the Mexican reference rate TIIE, and $90.0 million is denominated in Mexican pesos, at an interest rate fixed at the time of funding. As of December 31, 2004, we have not drawn on this loan.

Repurchase and Defeasance of 13.0% Senior Secured Discount Notes. In March 2004, NII Holdings (Cayman), Ltd. (NII Cayman), one of our wholly-owned subsidiaries, retired substantially all of its $180.8 million aggregate principal amount 13.0% senior secured discount notes due 2009 through a cash tender offer, resulting in a $79.3 million pre-tax loss, including a $47.2 million write-off of the unamortized discount and $2.3 million in charges representing the write-off of debt financing costs and the payment of transaction costs. NII Cayman financed this tender offer with intercompany loans from NII Holdings and cash on hand. We used a portion of our proceeds from the issuance of our 2.875% notes to fund these intercompany loans to NII Cayman. For the year ended December 31, 2004, the basic and diluted loss per

8. Debt — (Continued)

share amount resulting from the loss on the early extinguishment of our 13.0% senior secured discount notes was $1.14 and $1.09, respectively.

In July 2004, the trustee for our 13.0% senior secured discount notes due 2009 released its security interests in the underlying collateral, and the remaining amount under these notes was defeased. As a result, our assets are no longer encumbered under these notes.

Repayment of International Equipment Facility. In February 2004, in compliance with our international equipment facility credit agreement, we prepaid, at face value, $72.5 million of the $125.0 million in outstanding principal and related accrued interest of $0.4 million. We did not realize a gain or loss on this prepayment.

In July 2004, we paid the remaining $52.6 million in outstanding principal and related accrued interest under our international equipment facility. Under the terms of the international equipment facility and related agreements, Motorola Credit Corporation was a secured creditor and held senior liens on substantially all of our assets, as well as the assets of our various foreign and domestic subsidiaries and affiliates. As a result of the extinguishment of this facility, Motorola Credit Corporation released its liens on these assets, all restrictive covenants under this facility were terminated and all obligations under this facility were discharged. We did not recognize any gain or loss as a result of either of these transactions. In addition, prior to the extinguishment of this facility, Motorola Credit Corporation owned one outstanding share of our special director preferred stock, which gave Motorola Credit Corporation the right to nominate, elect, remove and replace one member of our board of directors. Mr. Charles F. Wright, one of the directors on our board, was elected by Motorola through these rights under the special director preferred stock. In connection with Mr. Wright's resignation as a member of our board of directors on September 13, 2004, Motorola Credit Corporation relinquished this right to elect one member of our board of directors.

Tower Financing Obligations. During the years ended December 31, 2004 and 2003, Nextel Mexico and Nextel Brazil sold communications towers as follows:

	Year Ended December 31,			
	2004		2003	
	Towers	Proceeds	Towers	Proceeds
Nextel Mexico	18	$3,305	408	$ 76,309
Nextel Brazil	25	3,062	223	30,105
Total	43	$6,367	631	$106,414

We account for these tower sales as financing arrangements and, as such, we did not recognize any gains from the sales, and we maintain the tower assets on our balance sheet and continue to depreciate them. We recognize the proceeds received as financing obligations that will be repaid through monthly rent payments. To the extent that American Tower leases space on these communication towers to third party companies, our base rent and ground rent related to the towers leased are reduced. We recognize ground rent payments as operating expenses in cost of service and tower base rent payments as interest expense and a reduction in the financing obligation using the effective interest method. In addition, we recognize co-location rent payments made by the third party lessees to American Tower as other operating revenues because we are maintaining the tower assets on our balance sheet. Both the proceeds received and rent payments due are denominated in Mexican pesos for the Mexican transactions and in Brazilian reais for the Brazilian transactions. Rent payments are subject to local inflation adjustments. During the years ended December 31, 2004 and 2003, we recognized $10.3 million and $3.6 million, respectively, in other

8. Debt — (Continued)

operating revenues related to these co-location lease arrangements, a portion of which we recognized as interest expense.

On March 22, 2005, we amended the sale-leaseback agreement with respect to the construction and/or the acquisition by American Tower of any new towers to be constructed or purchased by our Mexican and our Brazilian operating companies. The most significant of such amendments provides for: the elimination of minimum purchase and construction commitments; the establishment of new purchase commitments for the following four years, subject to certain collocation conditions; the extension for an additional four years, subject to certain conditions and limitations, of the right of American Tower to market for collocation existing and new towers; and the reduction of the monthly rent payments, as well as the purchase price, of any existing towers not previously purchased or identified for purchase and of any new sites built.

Brazil Equipment Facility. In July 2003, we entered into an agreement with Motorola Credit Corporation to retire our indebtedness under the Brazil equipment facility. In connection with this agreement, in September 2003 we paid $86.0 million to Motorola Credit Corporation in consideration of all of the $103.2 million in outstanding principal as well as $5.5 million in accrued and unpaid interest under the Brazil equipment facility using a portion of the proceeds received from our convertible notes offering and common stock offering. As a result, we recognized a $22.7 million gain on the retirement of this facility as a component of income before continuing operations in our consolidated statements of operations for the year ended December 31, 2003. For the year ended December 31, 2003, the basic and diluted per share amounts resulting from the net gain on the retirement of the Brazil equipment facility were $1.06 and $0.99, respectively.

Interest Rate Swap. In February 2003, we entered into an interest rate swap to hedge our exposure to changes in interest rates on our $225.0 million variable interest rate international equipment facility. The interest rate swap hedged the variability in future cash flows of the facility caused by movements in the six-month London Interbank Offered Rate, or LIBOR. Under the interest rate swap, we agreed to exchange the difference between a variable rate based on six-month LIBOR and a fixed interest rate. The swap effectively converted our variable rate $225.0 million facility to an annual fixed rate borrowing at 7.99%.

The interest rate swap qualified as a cash flow hedge under SFAS No. 133 because the primary terms, including the principal and notional amount and the interest reset dates, of our Motorola facility and interest rate swap matched. The unrealized gain or loss upon measuring the change in the swap at its fair value at each balance sheet date was recorded as a component of other comprehensive income (loss) within stockholders' equity and either a derivative instrument asset or liability was recorded on the balance sheet.

In September 2003, we prepaid $100.0 million of the $225.0 million in outstanding principal under our international equipment facility and modified the amortization schedule under the facility to defer the semi-annual payments. As a result, the principal repayment dates under the facility no longer matched the amortization of the notional amount of the related interest rate swap. Therefore, we terminated the entire amount of the related interest rate swap. As a result, we discontinued cash flow hedge accounting and reclassified the unrealized loss of $4.4 million from accumulated other comprehensive loss to interest expense during the year ended December 31, 2003.

8. Debt — (Continued)

Debt Maturities. For the years subsequent to December 31, 2004, scheduled annual maturities of long-term debt outstanding as of December 31, 2004 are as follows (in thousands):

2005	$ 2,048
2006	2,445
2007	2,923
2008	3,508
2009	4,267
Thereafter	583,051
	$598,242

9. Fair Value of Financial Instruments

We have estimated the fair value of our financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented below are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents, Short-Term Investments, Accounts Receivable, Accounts Payable, Accrued Expenses, Accrued Interest and Due to Related Party. We believe the carrying amounts of these items are reasonable estimates of their fair values based on the short-term nature of the items.

Debt. The estimated fair values of our convertible notes and our senior notes are based on quoted market prices. As our vendor credit facilities did not have quoted market prices, we estimated the fair values of these facilities based on the carrying values because interest rates were reset periodically. The carrying value of our tower financing obligations approximates their fair value.

	December 31,			
	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)			
Debt, including current portion	$598,242	$831,366	$536,756	$611,664

Derivatives. Our derivative instruments are recorded in our consolidated balance sheet at fair value, based on estimated market prices.

10. Commitments and Contingencies

Operating Lease Commitments. We lease various cell sites, office facilities and other assets under operating leases. Some of these leases provide for annual increases in our rent payments based on changes in locally-based consumer price indices. The remaining terms of our cell site leases range from one to ten years and are generally renewable, at our option, for additional terms. The remaining terms of our office leases range from less than one to ten years. Total rent expense under operating leases was $56.5 million during 2004, $48.2 million during 2003, $6.2 million during the two months ended December 31, 2002 and $35.4 million during the ten months ended October 31, 2002.

10. Commitments and Contingencies — (Continued)

For years subsequent to December 31, 2004, future minimum payments for all operating lease obligations that have initial noncancelable lease terms exceeding one year, net of rental income, are as follows (in thousands):

2005	$ 34,298
2006	31,913
2007	28,085
2008	27,184
2009	24,963
Thereafter	52,163
	$198,606

Motorola Commitments. We are a party to agreements with Motorola, Inc. under which Motorola provides us with infrastructure equipment and services, including installation, implementation and training. We and Motorola have also agreed to warranty and maintenance programs and specified indemnity arrangements. We have also agreed to provide Motorola with notice of our determination that Motorola's technology is no longer suited to our needs at least six months before publicly announcing or entering into a contract to purchase equipment utilizing an alternate technology. In addition, if Motorola manufactures, or elects to manufacture, the equipment utilizing the alternate technology that we elect to deploy, we must give Motorola the opportunity to supply 50% of our infrastructure requirements for the equipment utilizing the alternate technology for three years.

Brazilian Contingencies. Nextel Brazil has received various assessment notices from state and federal Brazilian authorities asserting deficiencies in payments related primarily to value added taxes and import duties based on the classification of equipment and services. Nextel Brazil has filed various administrative and legal petitions disputing these assessments. In some cases Nextel Brazil has received favorable decisions, which are currently being appealed by the respective governmental authority. In other cases Nextel Brazil's petitions have been denied and Nextel Brazil is currently appealing those decisions. Nextel Brazil is also disputing various other claims. As a result of ongoing analysis, further consultations with external legal counsel, settlement of certain matters, and the expiration of the statue of limitations for certain contingencies during 2004, Nextel Brazil reduced its liabilities by $35.4 million. Of this total, we recorded $14.4 million as a reduction to operating expenses, reclassified $12.6 million of a settled claim to current liabilities for payment and recorded the remainder to other income.

During 2003, we reversed $6.3 million in liabilities. Of this total, we recorded $4.6 million as a reduction to operating expenses and the remainder to other income.

As of December 31, 2004 and 2003, Nextel Brazil had accrued liabilities of $26.4 million and $61.8 million, respectively, related to contingencies of which $23.2 million and $59.4 million were classified as other long-term liabilities and $3.2 million and $2.4 million were classified as accrued expenses. We currently estimate the range of possible losses related to matters for which we have not accrued liabilities to be between $51.5 million and $55.5 million as of December 31, 2004. We are continuing to evaluate the likelihood of probable and possible losses, if any, related to all known contingencies. As a result, future increases or decreases to our accrued contingencies may be necessary.

Mexican Tax Contingencies. On December 31, 2001, the Mexican Congress created a new tax on the revenues of telecommunications companies, which Nextel Mexico legally disputed. In November 2002, the Mexican tax authority confirmed that Nextel Mexico's interconnection services were exempt from payment under the 2002 Telecommunications Tax Law. The tax authority also stated that, in its opinion,

10. Commitments and Contingencies — (Continued)

dispatch, paging and value-added services were taxable services and had no applicable exceptions. Nextel Mexico continued to accrue and pay taxes related to these services. Nextel Mexico also initiated legal proceedings with respect to the payments made under the 2002 Telecommunications Tax Law. The legal proceedings are ongoing.

On December 31, 2002, the Mexican Congress amended the tax on the revenues of telecommunications companies and enacted the 2003 Telecommunications Tax Law. With respect to our interconnection services, based on guidance provided by our legal advisors, we believe such services were exempt from the 2003 Law. Consequently, Nextel Mexico did not accrue taxes specifically related to revenue derived from such services. However, with respect to our dispatch, paging and value-added services, Nextel Mexico initiated a legal proceeding to dispute the 2003 Telecommunications Tax Law. As of January 1, 2004, the Mexican Congress repealed the telecommunications tax on a prospective basis. In the fourth quarter of 2004, we terminated the legal proceedings and paid $13.5 million for the taxes accrued as liabilities during 2003.

As of December 31, 2004 and 2003, Nextel Mexico had accrued liabilities of $3.0 million and $14.4 million related to various other contingencies.

Argentine Contingencies. During 2004, Nextel Argentina recorded a $7.9 million liability for an increase in local turnover taxes. Specifically, in one of the markets in which we operate, the city government had previously increased the turnover tax rate from 3% to 6% of revenues for cellular companies. From a regulatory standpoint, we are not considered a cellular company. As a result, we continue to pay the turnover tax at the existing rate and record a liability for the differential between the old rate and the new rate. Similarly, one of the provincial governments in one of the markets where we operate had also increased their turnover tax rate from 3% to 4.5% of revenues for cellular companies. Consistent with our earlier position, we continue to pay the turnover tax at the existing rate and accrue a liability for the increase in the rate. During 2004, we also recorded a $2.2 million liability for various municipality charges levied on Nextel Argentina typically related to the use or construction of our sites or towers. As of December 31, 2004 and 2003, Nextel Argentina had recorded $17.9 million and $7.3 million, respectively, as liabilities.

Legal Proceedings. We are subject to claims and legal actions that may arise in the ordinary course of business. We do not believe that any of these pending claims or legal actions will have a material effect on our business, financial condition, results of operations or cash flows.

11. Capital Stock

In connection with our emergence from Chapter 11 reorganization on November 12, 2002, we:

- filed a Restated Certificate of Incorporation authorizing an aggregate of 300,000,000 shares of new common stock, par value $0.001 per share, one share of special director preferred stock, par value $1.00 per share and 10,000,000 shares of undesignated preferred stock, par value $0.001 per share;
- cancelled all shares of our preferred stock, common stock and other equity interests that existed prior to November 12, 2002; and
- issued 60,000,000 shares of our new common stock and one share of our special director preferred stock.

We issued 60,000,000 shares of our new common stock in connection with our emergence from Chapter 11 reorganization in November 2002, and we issued 6,000,000 shares of our common stock in our September 2003 public offering at a sale price of $20.00 per share. We used the net proceeds from our

11. *Capital Stock — (Continued)*

convertible notes offering and the September 2003 stock issuance to pay $86.0 million in full satisfaction of all amounts outstanding under our Brazil equipment facility and to fund the $100.0 million prepayment of our international equipment facility (see Note 8).

Common Stock. Holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders and share equally, share for share, if dividends are declared on the common stock. If our Company is partially or completely liquidated, dissolved or wound up, whether voluntarily or involuntarily, the holders of the common stock are entitled to share ratably in the net assets remaining after payment of all liquidation preferences, if any, applicable to any outstanding preferred stock. There are no redemption or sinking fund provisions applicable to the common stock. As of December 31, 2004, there were 69,830,705 shares of our common stock outstanding.

Special Director Preferred Stock. Prior to the extinguishment of our international equipment facility, Motorola Credit Corporation owned one outstanding share of our special director preferred stock, which gave Motorola Credit Corporation the right to nominate, elect, remove and replace one member of our board of directors. Mr. Charles F. Wright, one of the directors on our board, was elected by Motorola through these rights under the special director preferred stock. In connection with Mr. Wright's resignation as a member of our board of directors on September 13, 2004, Motorola Credit Corporation relinquished this right to elect one member of our board of directors.

Undesignated Preferred Stock. Our board of directors has the authority to issue undesignated preferred stock of one or more series and in connection with the creation of such series, to fix by resolution the designation, voting powers, preferences and relative, participating, optional and other special rights of such series, and the qualifications, limitations and restrictions thereof. As of December 31, 2004, we had not issued any shares of undesignated preferred stock.

Common Stock Reserved for Issuance. As of December 31, 2004, under our employee stock option plan, we had reserved for future issuance 16,723,156 shares of our common stock.

Predecessor Preferred Stock. As discussed in Note 3, in connection with the consummation of our confirmed plan of reorganization on November 12, 2002, NII Holdings cancelled all shares of this preferred stock.

12. Impairment, Restructuring and Other Charges

In connection with the implementation of our revised business plan, during the ten months ended October 31, 2002, Nextel Argentina, Nextel Brazil and our corporate headquarters restructured their operations to align their objectives with our less aggressive growth strategy. These restructurings included reductions to their workforces and cancellations of contracts that had been required to sustain earlier growth expectations. As a result of these restructurings, we recorded a $3.1 million restructuring charge during the ten months ended October 31, 2002 related to these actions. In addition, during the second quarter of 2002, Nextel Argentina recorded a $7.9 million impairment charge to further write down the carrying values of its long-lived assets to their estimated fair values. Through May 24, 2002, we also incurred $4.8 million in other charges for legal and advisory costs incurred related to our debt restructuring activities. Beginning May 24, 2002, we recognized these costs in reorganization items, net, in accordance with SOP 90-7.

13. Derivative Instruments

In November 2004, Nextel Mexico entered into a derivative agreement to reduce its foreign currency transaction risk associated with a portion of its U.S. dollar forecasted capital expenditures and handset

13. Derivative Instruments — (Continued)

purchases. This risk is hedged by forecasting Nextel Mexico's capital expenditures and handset purchases for a 12-month period beginning in January 2005. Under this agreement, Nextel Mexico purchased a U.S. dollar call option for $3.6 million and sold a call option on the Mexican peso for $0.9 million for a net cost of $2.7 million, which we refer to as the net purchased option. Mexico's objective for entering into this derivative transaction was for protection from adverse economic or financial impacts of foreign exchange price changes. We enter into derivative transactions only for hedging or risk management purposes. We will not enter into any derivative transactions for speculative or profit generating purposes. We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives for undertaking various hedge transactions before entering the transaction.

We recorded the initial net purchase price of the derivative instrument as a non-current asset of $2.7 million in November 2004. As of December 31, 2004, our net purchase option, designated as a cash-flow hedge, had decreased in value by $2.5 million to $0.2 million. As of December 31, 2004, no amounts were recognized in earnings as none of the hedged capital expenditures or handsets had been purchased and impacted earnings as of year-end.

The fair values of our derivative instruments as of December 31 are as follows:

	2004
	(in thousands)
Purchased call options	$ 2,135
Written put options	(1,967)
Net purchased option	$ 168

14. Income Taxes

The components of the income tax provision from continuing operations are as follows:

	Successor Company			Predecessor Company
	Year Ended December 31, 2004	Year Ended December 31, 2003	Two Months Ended December 31, 2002	Ten Months Ended October 31, 2002
	(in thousands)			
Current:				
Federal	$ 134	$ 23,252	$ (4,375)	$(25,764)
Foreign	(48,650)	(23,784)	(3,227)	(3,955)
Total current income tax provision	(48,516)	(532)	(7,602)	(29,719)
Deferred:				
Federal	(4,230)	(2,646)	—	—
State	(510)	—	—	—
Foreign	(25,935)	(48,449)	(17,272)	449
Total deferred income tax (provision) benefit	(30,675)	(51,095)	(17,272)	449
Total income tax provision	$(79,191)	$(51,627)	$(24,874)	$(29,270)

14. Income Taxes — (Continued)

Our income tax provision from continuing operations reconciles to the amount computed by applying the U.S. statutory rate to income from continuing operations before income tax provision as follows:

	Successor Company			Predecessor Company
	Year Ended December 31, 2004	Year Ended December 31, 2003	Two Months Ended December 31, 2002	Ten Months Ended October 31, 2002
	(in thousands)			
Income tax provision at statutory rate	$(47,429)	$(46,494)	$ (9,982)	$(695,093)
State taxes (net of federal benefit)	(510)	—	2,085	(7,785)
Effect of foreign operations	5,445	1,855	22,001	(52,556)
Non-consolidated subsidiary adjustments	—	1,777	—	(72,541)
High yield discount obligations	—	—	—	(215,632)
Change in deferred tax asset valuation allowance	(23,317)	(20,448)	(32,286)	400,420
Intercompany transactions	(9,143)	—	(1,465)	(9,775)
Withholding tax and subpart F income tax	(634)	15,146	(8,750)	(47,638)
Reorganization items	—	—	—	659,612
Loss on Mexican fixed asset disposals	1,093	—	—	—
Non-deductible expenses	(2,392)	—	—	—
Impact of foreign tax rate reduction	(3,378)	—	—	—
Other	1,074	(3,463)	3,523	11,718
Income tax provision	$(79,191)	$(51,627)	$(24,874)	$ (29,270)

14. Income Taxes — (Continued)

Significant components of our deferred tax assets and liabilities consist of the following:

	December 31, 2004	December 31, 2003
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 275,113	$ 260,026
Allowance for doubtful accounts	12,156	10,619
Provision for expenses	17,657	19,653
Accrual for contingent liabilities	11,327	17,541
Intangible assets	7,244	33,033
Property, plant and equipment	145,247	107,949
Other	21,880	25,762
	490,624	474,583
Valuation allowance	(254,034)	(374,879)
Total deferred tax asset	236,590	99,704
Deferred tax liabilities:		
Intangible assets	9,961	—
Intercompany debt	14,002	20,858
Property, plant and equipment	24,979	—
Other	15,623	37,749
Total deferred tax liability	64,565	58,607
Net deferred tax asset	172,025	41,097
Less: current portion	(17,268)	(41,097)
	$ 154,757	$ —

We have not recorded a provision for U.S. federal and state or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries. It is our intention to reinvest undistributed earnings of our foreign subsidiaries and thereby indefinitely postpone their remittance. Accordingly, we have not recorded a provision for foreign withholding taxes or U.S. income taxes which may become payable if undistributed earnings of foreign subsidiaries were paid as dividends.

As of December 31, 2004, we had approximately $78.8 million of net operating loss carryforwards for U.S. federal income tax purposes that expire beginning at various periods from 2010 to 2024. The timing and manner in which we will utilize the net operating loss carryforwards in any year, or in total, may be limited in the future under the provisions of Internal Revenue Code Section 382 regarding changes in our ownership.

As of December 31, 2004, we had approximately $11.4 million, $108.3 million and $101.4 million of net operating loss carryforwards in our Mexican, Argentine, and Peruvian subsidiaries, respectively. These carryforwards expire in various amounts and at various periods from 2005 to 2013. Nextel Chile had approximately $16.9 million of net operating loss carryforwards that can be carried forward indefinitely. In addition, our Brazilian subsidiaries had approximately $500.2 million of net operating loss carryforwards that can also be carried forward indefinitely, but are limited in amount on an annual basis. Our foreign

14. Income Taxes — (Continued)

subsidiaries' ability to utilize the foreign tax net operating losses in any single year ultimately depends upon their ability to generate sufficient taxable income.

During 2003, we reversed $98.6 million of our deferred tax asset valuation allowance as a reduction to intangible assets existing at our emergence from reorganization in accordance with SOP 90-7. Since these valuation allowances existed as of the date of the application of fresh-start accounting, we recorded the reversals as a reduction to our remaining intangible assets existing at emergence from reorganization. We recorded the reversal of valuation allowances related to deferred tax assets generated subsequent to our reorganization as a tax benefit in the amount of $1.2 million during 2003. During 2003, we also recorded a $23.2 million current income tax benefit due to the reversal of a valuation allowance on post-reorganization deferred tax assets in the U.S.

We continued to assess the realizability of certain deferred tax assets throughout the first three quarters of 2004 consistent with the methodology employed during 2003. During the first quarter of 2004, we reversed valuation allowance associated with deferred tax assets in Mexico due to additional information regarding our expected profitability within certain Mexican operations. We did not reverse any deferred tax asset valuation allowance during the second or third quarters of 2004.

During the fourth quarter of 2004, we expanded the analysis of future projections that we performed in our assessment due to an additional year of profitability in 2004. As a result of our assessment, we reversed deferred tax asset valuation allowances in Mexico, Argentina and Peru. Subsequent to this reversal, Nextel Mexico, Nextel Argentina and Nextel Peru have $14.4 million of deferred tax asset valuation allowance remaining as of December 31, 2004. In addition, Nextel Brazil, Nextel Chile and our U.S. operations have $205.3 million, $2.9 million and $31.4 million, respectively, of remaining deferred tax asset valuation allowances as of December 31, 2004. Of the total $254.0 million consolidated deferred tax asset valuation allowance as of December 31, 2004, $225.6 million existed as of our emergence from Chapter 11 reorganization and therefore, if reversed in the future, will be recorded as an increase to paid-in capital.

In accordance with SOP 90-7, we recorded the reversals of valuation allowances that existed as of the date of the application of fresh-start accounting first as a reduction to our intangible assets existing at emergence from reorganization until fully exhausted and then as an increase to paid-in capital. We recorded reversals of valuation allowances on deferred tax assets created after emergence from reorganization as an income tax benefit. The following table reflects the impact of the deferred tax asset valuation allowance reversals that we recorded during 2004 on our intangible assets, stockholders' equity and income tax provision:

	Three Months Ended March 31, 2004	Three Months Ended December 31, 2004	Year Ended December 31, 2004
		(in thousands)	
Reduction to intangible assets	$11,938	$ 15,932	$ 27,870
Increase to stockholders' equity	—	128,922	128,922
Reduction to income tax provision	1,277	12,145	13,422
Total	$13,215	$ 156,999	$170,214

Realization of any additional deferred tax assets in any of our markets depends on future profitability in these markets. Our ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, technology trends, political uncertainties, competitive pressures and other factors beyond management's control. If our operations demonstrate profitability, we may reverse additional deferred tax asset valuation allowances in the future. We will continue to evaluate

14. Income Taxes — (Continued)

the deferred tax asset valuation allowance balances in all of our foreign operating companies and in our U.S. companies throughout 2005 to determine the appropriate level of valuation allowance.

During the second quarter of 2004, the Mexican tax authorities issued a technical description to clarify the tax treatment regarding specific transactions. One such transaction relates to current Mexican tax law that allows a taxpayer to deduct from the basis of property amounts not previously deducted when assets are sold. However, the tax authorities have not yet amended the law that currently permits the use of this deduction or other specifically mentioned transactions. Our Mexican operations originally included a deduction with respect to the aforementioned transaction in their prior year Mexican income tax filings.

As a result of the Mexican tax authority's current interpretation regarding this matter, and potential sanctions against Nextel Mexico, the Mexican operating companies affected by this potential disallowance amended their prior year income tax returns during the third quarter of 2004 to reflect the reversal of these deductions. The relevant Nextel Mexico companies immediately initiated the process of recovering these amounts. We have received an independent third party Mexican legal opinion supporting the tax position taken in prior years, which conclude that it is probable that the tax positions will be sustained upon review or audit by the Mexican tax authorities. Based on these opinions, we did not reverse the benefits of approximately $14.0 million in our financial statements as a result of applying this tax law interpretation and continued to record a receivable from the Mexican tax authorities during 2004.

In December 2004, the Mexican government enacted tax legislation effective January 1, 2005, which reduces the corporate tax rate to 30% for 2005, 29% for 2006 and 28% for 2007. As a result, we recorded a $3.4 million increase to our income tax provision for the year ended December 31, 2004 reflecting the impact of these rate changes on our net deferred tax assets.

As discussed in Note 3, during 2002 we undertook a reorganization under Chapter 11 of the United States Bankruptcy Code. The primary effects of the reorganization on our tax structure are as follows:

- Nextel Communications' ownership in us was reduced below 80% in October 2002. As a result, we deconsolidated from Nextel Communications for tax purposes and are now required to file a separate tax return. We and our domestic subsidiaries elected to file a consolidated return for business activities conducted after deconsolidation. Our results from operations through October 2002 were reported on Nextel Communications' consolidated tax return. The results of our operations from the date of deconsolidation through the end of the calendar year were included in our consolidated tax return.

- We extinguished approximately $2.3 billion of our secured redeemable notes plus accrued interest and some other unsecured, non-trade debt in exchange for the issuance of 11,760,000 shares of new common stock. For U.S. tax purposes, this transaction caused us to recognize cancellation of indebtedness income on the first day of the Successor Company's new tax year. Internal Revenue Code Section 108 provides that we are not required to recognize taxable income with respect to the cancellation of indebtedness.

- Certain reorganization items were recorded for financial statement purposes. In certain situations, these reorganization items resulted in the adjustment of the financial statement basis of certain assets, which resulted in the adjustment of certain deferred tax assets and liabilities.

- We had a tax sharing agreement with Nextel Communications dated January 1, 1997, which was in effect through November 11, 2002. On November 12, 2002, we terminated the tax sharing agreement and entered into a tax cooperation agreement with Nextel Communications. See Note 16 for additional information.

15. Employee Stock and Benefit Plans

NII Holdings Employee Stock Option Plans. Pursuant to our Revised Third Amended Joint Plan of Reorganization, on November 12, 2002 we adopted the 2002 Management Incentive Plan for the benefit of our employees and directors and our NII Holdings, Inc. 1997 Employee Stock Option Plan and Nextel International, Inc. Incentive Equity Plan were terminated and all options issued under the plans were cancelled.

The 2002 Management Incentive Plan provides equity and equity-related incentives to non-affiliate directors, officers or key employees of, and consultants to, our company up to a maximum of 6,666,666 shares of common stock, subject to adjustments. The 2002 Management Incentive Plan provides for the issuance of options for the purchase of shares of common stock, as well as grants of shares of common stock where the recipient's rights may vest upon the fulfillment of specified performance targets or the recipient's continued employment by our company for a specified period, or in which the recipient's rights may be subject to forfeiture upon a termination of employment. The Management Incentive Plan also provides for the issuance to non-affiliate directors, officers or key employees of, and consultants to, our company of stock appreciation rights whose value is tied to the market value per share, as defined in the Management Incentive Plan, of the common stock, and performance units that entitle the recipients to payments upon the attainment of specified performance goals.

On November 12, 2002, our Board of Directors approved the grant of options to officers, directors and employees to purchase 6,657,300 shares of our new common stock. Thirty percent of the options vested on the grant date, thirty percent vested in November 2003, thirty percent vested in November 2004 and the remaining ten percent will vest in November 2005, subject to certain conditions.

In April 2004, our Board of Directors adopted the 2004 Incentive Compensation Plan, which provides us the opportunity to compensate selected employees with stock options, stock appreciation rights (SAR), stock awards, performance share awards, incentive awards, and/or stock units. The Incentive Compensation Plan provides equity and equity-related incentives to directors, officers or key employees of, and consultants to, our company up to a maximum of 19,800,000 shares of common stock subject to adjustments. A stock option entitles the optionee to purchase shares of common stock from us at the specified exercise price. A stock appreciation right entitles the holder to receive the excess of the fair market value of each share of common stock encompassed by such stock appreciation rights over the initial value of such share as determined on the date of grant. Stock awards consist of awards of common stock, subject to certain restrictions specified in the Incentive Compensation Plan. An award of performance shares entitles the participant to receive cash, shares of common stock, stock units, or a combination thereof if certain requirements are satisfied. An incentive award is a cash-denominated award that entitles the participant to receive a payment in cash or common stock, stock units, or a combination thereof. Stock units are awards stated with reference to a specified number of shares of common stock that entitle the holder to receive a payment for each stock unit equal to the fair market value of a share of common stock on the date of payment. All grants or awards made under the Incentive Compensation Plan are governed by written agreements between us and the participants.

15. Employee Stock and Benefit Plans — (Continued)

A summary of the activity under our stock option plans is as follows:

Predecessor Company	Options	Weighted Average Exercise Price
Outstanding, January 1, 2002	28,986,626	$6.75
Granted	—	—
Exercised	—	—
Terminated	(28,986,626)	6.75
Outstanding, October 31, 2002	—	—
Exercisable, October 31, 2002	—	—

Successor Company	Options	Weighted Average Exercise Price
Outstanding, November 1, 2002	—	$ —
Granted	6,657,300	0.83
Exercised	—	—
Cancelled	—	—
Outstanding, December 31, 2002	6,657,300	0.83
Granted	167,400	10.94
Exercised	(2,883,210)	0.87
Cancelled	(318,810)	0.83
Outstanding, December 31, 2003	3,662,680	1.27
Granted	2,685,200	37.85
Exercised	(947,498)	1.19
Cancelled	(91,830)	23.19
Outstanding, December 31, 2004	5,308,552	19.55
Exercisable, December 31, 2002	1,997,190	0.83
Exercisable, December 31, 2003	1,026,180	0.93
Exercisable, December 31, 2004	1,948,607	0.99

As of December 31, 2004, the maximum term of outstanding stock options was 9.8 years and the weighted average remaining life of outstanding stock options was 8.6 years.

15. Employee Stock and Benefit Plans — (Continued)

Following is a summary of the status of employee stock options outstanding and exercisable as of December 31, 2004:

	Options Outstanding			Options Exercisable	
Exercise Price or Range	Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.83	2,520,875	7.9 years	$ 0.83	1,926,080	$ 0.83
8.62 - 21.93	117,727	8.4 years	11.39	22,527	14.25
33.25 - 44.25	2,629,950	9.3 years	37.85	—	—
	5,268,552			1,948,607	

We did not grant any options during the ten months ended October 31, 2002. All options that we granted during the years ended December 31, 2004 and 2003 and the two months ended December 31, 2002 had an exercise price equal to the fair value at the date of grant.

Nextel Communications Employee Stock Option Plan. Prior to our emergence from Chapter 11 reorganization, some of our employees participated in the Nextel Communications, Inc. Incentive Equity Plan. Generally, non-qualified stock options outstanding under this Plan:

- were granted at prices equal to the market value of Nextel Communications' stock on the grant date;
- vested ratably over a four year service period; and
- expired ten years subsequent to the award date.

In connection with our emergence from Chapter 11 reorganization on November 12, 2002, we are no longer a wholly-owned subsidiary of Nextel Communications and our employees are no longer considered employees of Nextel Communications. As a result, vesting of all options granted by Nextel Communications to our employees ceased upon our emergence and all unvested options were cancelled. In addition, all options granted by Nextel Communications to our employees after November 12, 1998 that were vested on November 12, 2002 were exercisable only until November 12, 2003, at which point they were cancelled by Nextel Communications.

A summary of the activity under the Nextel Communications, Inc. Incentive Equity Plan related to our employees is as follows:

Predecessor Company	Options	Weighted Average Exercise Price
Outstanding, January 1, 2002	3,740,838	$37.34
Granted	—	—
Transferred	(126,463)	29.78
Exercised	(30,000)	7.56
Cancelled	(1,309,822)	49.84
Outstanding, October 31, 2002	2,274,553	30.93
Exercisable, October 31, 2002	2,274,553	30.93

15. Employee Stock and Benefit Plans — (Continued)

Successor Company	Options	Weighted Average Exercise Price
Outstanding, November 1, 2002	2,274,553	$30.93
Granted	—	—
Transferred	—	—
Exercised	(95,000)	11.80
Cancelled	(155,000)	22.10
Outstanding, December 31, 2002	2,024,553	32.51
Granted	—	—
Transferred	—	—
Exercised	(1,067,622)	13.50
Cancelled	(915,535)	55.56
Outstanding, December 31, 2003	41,396	12.80
Granted	—	—
Transferred	—	—
Exercised	(19,896)	13.25
Cancelled	—	—
Outstanding, December 31, 2004	21,500	12.38
Exercisable, December 31, 2002	2,024,553	32.51
Exercisable, December 31, 2003	41,396	12.80
Exercisable, December 31, 2004	21,500	12.38

As of December 31, 2004, under the Nextel Communications, Inc. Incentive Equity Plan, our employees had 21,500 stock options outstanding and exercisable with a price range of $11.34 to $13.28. These stock options had a weighted average remaining life of 3.4 years.

Fair Value Disclosures. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following assumptions:

	2004	2003	2002
Expected stock price volatility	45%	59% - 64%	83%
Risk-free interest rate	3.1%	3.2% - 4.4%	2.7%
Expected life in years	4	5	5
Expected dividend yield	0.00%	0.00%	0.00%
Forfeiture rate	4.00%	4.00%	4.00%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models such as the Black-Scholes model require the input of highly subjective assumptions, including the expected stock price volatility. Because stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, we believe that the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. The weighted average estimated fair value of the stock options granted

15. Employee Stock and Benefit Plans — (Continued)

during the year ended December 31, 2004 was $14.98, during the year ended December 31, 2003 was $6.03 and during the two months ended December 31, 2002 was $0.56.

Generally, our stock options are non-transferable, except to family members or by will, and the actual value of the stock options that a recipient may realize, if any, will depend on the excess of the market price on the date of exercise over the exercise price. Since our new common stock at emergence from reorganization did not begin trading publicly until November 21, 2002, we based our assumptions for stock price volatility for 2003 and 2002 in part on the historical variance of weekly closing prices of Nextel Communications' class A common stock.

Employee Benefit Plan. Effective January 1, 2003, we implemented a defined contribution plan established pursuant to section 401(k) of the Internal Revenue Code under which some of our officers and employees are eligible to participate. Participants may contribute up to 15% of their compensation and be fully vested over four years of employment. We provide a matching contribution of 100% of the first 4% of salary contributed by the employee. Our contributions to this plan were about $438,000 and $399,000 for the years ended December 31, 2004 and 2003, respectively.

Nextel Mexico Pension Plan. We have a pension plan which is funded in accordance with local laws and income tax regulations. We do not expect contributions to these plans to be material in 2005 or thereafter.

16. Related Party Transactions

Transactions with Nextel Communications, Inc.

In connection with our emergence from Chapter 11 reorganization on November 12, 2002, Nextel Communications purchased, through a rights offering, $50.9 million new notes of NII Holdings (Cayman) and 17,089,563 shares of the common stock that we issued, together with 4,266,501 shares of common stock that we issued to Nextel Communications in connection with the cancellation of our senior redeemable notes and in satisfaction of claims by Nextel Communications under our 1997 tax sharing agreement. As a result, Nextel Communications owned about 35.6% of our issued and outstanding shares of new common stock as of December 31, 2002.

Following Nextel Communications' sale of 9,000,000 shares of our common stock on November 13, 2003, Nextel Communications owned, as of December 31, 2003, either directly or indirectly, 12,356,064 shares of our common stock, which represents approximately 17.9% of our issued and outstanding shares of common stock.

As of December 31, 2004, Nextel Communications owned, either directly or indirectly, approximately 17.7% of our issued and outstanding shares of common stock.

The following are descriptions of other significant transactions consummated with Nextel Communications on November 12, 2002 under our confirmed plan of reorganization.

New Spectrum Use and Build-Out Agreement

On November 12, 2002, we and Nextel Communications entered into a new spectrum use and build-out agreement. Under this agreement, certain of our subsidiaries committed to complete the construction of our network in the Baja region of Mexico, in exchange for proceeds from Nextel Communications of $50.0 million, of which $25.0 million was received in each of 2002 and 2003. We recorded the $50.0 million as deferred revenues and expect to recognize the revenue ratably over 15.5 years, the remaining useful life of our licenses in Tijuana. As of December 31, 2004 and 2003, we had recorded

16. Related Party Transactions — (Continued)

$45.7 million and $49.2 million, respectively, of deferred revenues related to this agreement, of which $42.5 million and $46.0 million are classified as long-term, respectively. We commenced service on our network in the Baja region of Mexico in September 2003. As a result, during each of the years ended December 31, 2004 and 2003, we recognized $3.5 million and $0.8 million, respectively, in revenues related to this arrangement.

Tax Cooperation Agreement with Nextel Communications

We had a tax sharing agreement with Nextel Communications, dated January 1, 1997, which was in effect through November 11, 2002. On November 12, 2002, we terminated the tax sharing agreement and entered into a tax cooperation agreement with Nextel Communications under which Nextel Communications and we agreed to retain, for 20 years following the effective date of our plan of reorganization, books, records, accounting data and other information related to the preparation and filing of consolidated tax returns filed for Nextel Communications' consolidated group.

Amended and Restated Overhead Services Agreement with Nextel Communications

We had an overhead services agreement with Nextel Communications in effect through November 11, 2002. On November 12, 2002, we entered into an amended and restated overhead services agreement, under which Nextel Communications will provide us, for agreed upon service fees, certain (i) information technology services, (ii) payroll and employee benefit services, (iii) procurement services, (iv) engineering and technical services, (v) marketing and sales services, and (vi) accounts payable services. Either Nextel Communications or we can terminate one or more of the other services at any time with 30 days advance notice. Effective January 1, 2003, we no longer use Nextel Communications' payroll and employee benefit services, procurement services or accounts payable services.

We periodically reimburse Nextel Communications for costs incurred under the overhead services agreements, which totaled $0.9 million during 2004, $0.5 million during 2003, $0.1 million during the two months ended December 31, 2002 and $2.0 million during the ten months ended October 31, 2002. We also reimburse Nextel Communications for some vendor payments made on our behalf. We did not reimburse Nextel Communications for any vendor payments during 2004. As of December 31, 2004 and 2003, our total liability due to Nextel Communications was $0.8 million and $0.2 million, respectively, which consisted primarily of reimbursements for vendor payments made on our behalf.

Third Amended and Restated Trademark License Agreement with Nextel Communications, Inc.

On November 12, 2002, we entered into a third amended and restated trademark license agreement with Nextel Communications, which superseded a previous trademark license agreement. Under the new agreement, Nextel Communications granted to us an exclusive, royalty-free license to use within Latin America, excluding Puerto Rico, certain trademarks, including but not limited to the mark "Nextel." The license agreement continues indefinitely unless terminated by Nextel Communications upon 60 days notice if we commit any one of several specified defaults and fail to cure the default within a 60 day period. The net carrying value of the trademark was $3.2 million as of December 31, 2003. As of December 31, 2004, the net carrying value of the trademark was fully exhausted as the result of the reversal of valuation allowances related to deferred tax assets generated subsequent to our reorganization.

Standstill Agreement

As part of our Revised Third Amended Joint Plan of Reorganization, we, Nextel Communications and certain of our noteholders entered into a Standstill Agreement, pursuant to which Nextel Communications and its affiliates agreed not to purchase (or take any other action to acquire) any of our

16. Related Party Transactions — (Continued)

equity securities, or other securities convertible into our equity securities, that would result in Nextel Communications and its affiliates holding, in the aggregate, more than 49.9% of the equity ownership of us on a fully diluted basis, which we refer to as the "standstill percentage," without prior approval of a majority of the non-Nextel Communications members of the Board of Directors. We agreed not to take any action that would cause Nextel Communications to hold more than 49.9% of our common equity on a fully diluted basis. If, however, we take action that causes Nextel Communications to hold more than 49.9% of our common equity, Nextel is required to vote all shares in excess of the standstill percentage in the same proportions as votes are cast for such class or series of our voting stock by stockholders other than Nextel Communications and its affiliates.

During the term of the Standstill Agreement, Nextel Communications and its controlled affiliates have agreed not to nominate to our Board of Directors, nor will they vote in favor of the election to the Board of Directors, any person that is an affiliate of Nextel Communications if the election of such person to the Board of Directors would result in more than two affiliates of Nextel Communications serving as directors. Nextel Communications has also agreed that if at any time during the term of the Standstill Agreement more than two of its affiliates are directors, it will use its reasonable efforts to cause such directors to resign to the extent necessary to reduce the number of directors on our Board of Directors that are affiliates of Nextel Communications to two.

Transactions with Motorola, Inc.

Through September 2004, we considered Motorola to be a related party.

As further discussed in Note 3, on November 12, 2002, as part of our plan of reorganization, we entered into a new master equipment financing agreement and a new equipment financing agreement with Motorola Credit Corporation. In July 2003, we entered into an agreement to substantially reduce our indebtedness under the international equipment facility to Motorola Credit Corporation. Under this agreement, in September 2003, we prepaid, at face value, $100.0 million of the $225.0 million in outstanding principal under this facility. Concurrently, we entered into an agreement with Motorola Credit Corporation to retire our indebtedness under the Brazil equipment facility. In connection with this agreement, in September 2003, we paid $86.0 million in consideration of all of the $103.2 million in outstanding principal as well as $5.5 million in accrued and unpaid interest under the Brazil equipment facility (see Note 8). As of December 31, 2003, we had $125.0 million in debt due to Motorola Credit Corporation.

In February 2004, in compliance with our international equipment facility credit agreement we prepaid, at face value, $72.5 million of the $125.0 million in outstanding principal to Motorola Credit Corporation using proceeds from a convertible note offering made in January 2004. In July 2004, we paid the remaining $52.6 million in outstanding principal and related accrued interest under our international equipment facility. Under the terms of the international equipment facility and related agreements, Motorola Credit Corporation was a secured creditor and held senior liens on substantially all of our assets, as well as the assets of our various foreign and domestic subsidiaries and affiliates. As a result of the extinguishment of this facility, Motorola Credit Corporation released its liens on these assets, all restrictive covenants under this facility were terminated and all obligations under this facility were discharged. We did not recognize any gain or loss as a result of either of these transactions (see Note 8).

In addition, prior to the extinguishment of our international equipment facility, Motorola Credit Corporation owned one outstanding share of our Special Director Preferred Stock, which gave Motorola Credit Corporation the right to nominate, elect, remove and replace one member of our board of directors. Mr. Charles F. Wright, one of the directors on our board, was elected by Motorola through these rights

16. Related Party Transactions — (Continued)

under the Special Director Preferred Stock. In connection with the extinguishment of our international equipment facility and Mr. Wright's resignation as a member of our board of directors on September 13, 2004, Motorola Credit Corporation lost this right to elect one member of our board of directors and is no longer considered to be a related party.

We continue to have a number of important strategic and commercial relationships with Motorola. Our key relationships with Motorola include the following:

- Digital mobile network equipment — We purchase a substantial portion of our digital mobile network equipment from Motorola. Our equipment purchase agreements with Motorola govern our rights and obligations regarding purchases of digital mobile network equipment manufactured by Motorola;
- Handsets — We also purchase handsets and accessories from Motorola;
- Software upgrades and maintenance — Motorola and we have agreed to warranty and maintenance programs and specified indemnity arrangements; and
- Training and other — We pay Motorola for handset service and repair and training and are reimbursed for costs we incur under various marketing and promotional arrangements. These marketing and promotional reimbursements totaled $2.5 million through September 13, 2004, the date of Mr. Wright's resignation from our board of directors, $3.0 million in 2003 and $1.3 million in 2002. Through October 2002, we also had handset financing agreements with Motorola.

Our purchases from Motorola during the year ended December 31, 2004, which include transactions through September 13, 2004, the date of Mr. Wright's resignation from our board of directors, the year ended December 31, 2003, the two months ended December 31, 2002 and the ten months ended October 31, 2002 consisted of the following:

	Successor Company			Predecessor Company
	Year Ended December 31, 2004	Year Ended December 31, 2003	Two Months Ended December 31, 2002	Ten Months Ended October 31, 2002
	(in thousands)			
Digital mobile network equipment	$ 51,948	$ 54,756	$ 1,228	$ 16,272
Handsets	171,120	125,178	18,708	93,670
Software upgrades and maintenance	9,611	14,293	2,676	9,550
Training and other	79	537	24	174
	$232,758	$194,764	$22,636	$119,666

Accounts payable and accrued expenses due to Motorola as of December 31, 2003 are as follows:

	December 31, 2003
Handset purchases	$ 5,155
Digital mobile network equipment purchases	7,084
Other	987
Total due to Motorola	$13,226

17. Segment Information

We operate in four reportable segments: (1) Mexico, (2) Brazil, (3) Argentina and (4) Peru. The operations of all other businesses that fall below the reporting thresholds are included in the "Corporate and other" segment below. This segment includes our Chilean operating companies, our corporate entity that held our equity investment in Japan and our investment in Canada prior to our sale of those investments during the fourth quarter of 2001, and our Cayman entity that issued our senior secured discount notes. We evaluate performance of these segments and provide resources to them based on operating income before depreciation and amortization and impairment, restructuring and other charges, which we refer to as segment earnings. During 2003, we began allocating corporate overhead costs to some of our subsidiaries. We expect that a portion of these allocated amounts will be treated as tax deductions and serve to reduce our effective tax rate. The segment information below does not reflect any allocations of corporate overhead costs because the amounts of these expenses are not provided to or used by our chief operating decision maker in making operating decisions related to these segments.

	Mexico	Brazil	Argentina	Peru	Corporate and other	Intercompany Eliminations	Consolidated
				(in thousands)			
Year Ended December 31, 2004 (Successor Company)							
Operating revenues	$775,925	$212,016	$ 194,799	$ 96,070	$ 1,574	$ (476)	$1,279,908
Segment earnings (losses)	324,250	13,531	42,096	19,852	(50,991)	—	348,738
Depreciation and amortization	(67,322)	(13,081)	(11,512)	(5,795)	(1,080)	415	(98,375)
Operating income (loss)	256,928	450	30,584	14,057	(52,071)	415	250,363
Interest expense	(18,902)	(12,054)	(3,161)	(188)	(20,950)	142	(55,113)
Interest income	3,648	2,733	416	2,707	3,335	(142)	12,697
Foreign currency transaction gains (losses), net	8,613	575	(266)	273	15	—	9,210
Loss on extinguishment of debt	—	—	—	—	(79,327)	—	(79,327)
Other (expense) income, net	(576)	(1,819)	184	483	(449)	(143)	(2,320)
Income (loss) from continuing operations before income tax	$249,711	$(10,115)	$ 27,757	$ 17,332	$ (149,447)	$ 272	$ 135,510
Capital expenditures from continuing operations	$101,682	$ 72,370	$ 53,174	$ 20,255	$ 2,424	$ (143)	$ 249,762

17. Segment Information — (Continued)

	Mexico	Brazil	Argentina	Peru	Corporate and other	Intercompany Eliminations	Consolidated
				(in thousands)			
Year Ended December 31, 2003 (Successor Company)							
Operating revenues	$578,368	$148,545	$ 118,143	$ 92,575	$ 1,571	$ (515)	$ 938,687
Segment earnings (losses)	215,303	13,603	32,668	20,939	(35,506)	—	247,007
Depreciation and amortization	(67,681)	(4,520)	(3,983)	(3,054)	(755)	492	(79,501)
Operating income (loss)	147,622	9,083	28,685	17,885	(36,261)	492	167,506
Interest expense	(19,762)	(11,165)	(61)	(2,027)	(36,683)	5,075	(64,623)
Interest income	2,609	5,747	520	85	6,978	(5,075)	10,864
Foreign currency transaction (losses) gains, net	(16,381)	23,751	1,335	165	(14)	—	8,856
Gain (loss) on extinguishment of debt	—	22,739	—	—	(335)	—	22,404
Other (expense) income, net	(959)	(8,239)	8,383	(328)	(8,564)	(2,459)	(12,166)
Income (loss) from continuing operations before income tax	$113,129	$ 41,916	$ 38,862	$ 15,780	$ (74,879)	$ (1,967)	$ 132,841
Capital expenditures from continuing operations	$139,896	$ 32,993	$ 22,919	$ 15,876	$ 2,663	$ —	$ 214,347
Two Months Ended December 31, 2002 (Successor Company)							
Operating revenues	$ 95,682	$ 21,990	$ 10,727	$ 14,729	$ 239	$ (89)	$ 143,278
Segment earnings (losses)	40,435	4,663	2,821	3,195	(4,442)	—	46,672
Depreciation and amortization	(10,267)	(263)	(212)	(323)	(367)	346	(11,086)
Operating income (loss)	30,168	4,400	2,609	2,872	(4,809)	346	35,586
Interest expense	(1,447)	(5,747)	(172)	(252)	(3,788)	937	(10,469)
Interest income	270	1,178	16	6	1,264	(937)	1,797
Foreign currency transaction gains, net	850	1,422	285	624	34	(599)	2,616
Other (expense) income, net	(1,456)	(950)	(60)	6,983	(6,074)	—	(1,557)
Income (loss) from continuing operations before income tax	$ 28,385	$ 303	$ 2,678	$ 10,233	$ (13,373)	$ (253)	$ 27,973
Capital expenditures from continuing operations	$ 16,195	$ 1,547	$ 1,932	$ 4,269	$ 586	$ —	$ 24,529

17. Segment Information — (Continued)

	Mexico	Brazil	Argentina	Peru	Corporate and other	Intercompany Eliminations	Consolidated
				(in thousands)			
Ten Months Ended October 31, 2002 (Predecessor Company)							
Operating revenues	$351,556	$152,780	$ 63,790	$ 68,011	$ 1,361	$ (403)	$ 637,095
Segment earnings (losses)	101,320	13,650	12,465	18,474	(23,796)	—	122,113
Impairment, restructuring and other charges	—	(695)	(8,542)	(23)	(6,548)	—	(15,808)
Depreciation and amortization	(43,648)	(9,977)	(2,231)	(5,068)	(5,733)	1,680	(64,977)
Operating income (loss)	57,672	2,978	1,692	13,383	(36,077)	1,680	41,328
Interest expense	(2,921)	(32,458)	(9,485)	(2,253)	(128,245)	23,783	(151,579)
Interest income	438	22,579	167	30	8,378	(27,664)	3,928
Foreign currency transaction losses, net	(14,823)	(27,669)	(137,820)	(1,030)	(22)	599	(180,765)
Reorganization items, net	(46,039)	(33,658)	(4,112)	(31,030)	2,281,829	14,008	2,180,998
Gain on extinguishment of debt, net	—	—	—	—	101,598	—	101,598
Other (expense) income, net	(3,071)	(3,703)	(1,954)	(530)	340	—	(8,918)
(Loss) income from continuing operations before income tax	$ (8,744)	$(71,931)	$(151,512)	$(21,430)	$2,227,801	$ 12,406	$1,986,590
Capital expenditures from continuing operations	$100,651	$ 20,521	$ 12,190	$ 12,883	$ 1,971	$ —	$ 148,216
December 31, 2004 (Successor Company)							
Property, plant and equipment, net	$328,021	$111,031	$ 73,674	$ 43,107	$ 3,761	$ (1,347)	$ 558,247
Identifiable assets	$774,058	$234,091	$ 223,180	$114,354	$ 146,944	$ (1,347)	$1,491,280
December 31, 2003 (Successor Company)							
Property, plant and equipment, net	$278,118	$ 38,320	$ 25,699	$ 25,313	$ 2,602	$ (1,618)	$ 368,434
Identifiable assets	$675,035	$138,824	$ 94,158	$ 76,935	$ 145,102	$ (1,618)	$1,128,436
December 31, 2002 (Successor Company)							
Property, plant and equipment, net	$208,310	$ 4,433	$ 4,599	$ 12,668	$ 243	$ 345	$ 230,598
Identifiable assets	$522,533	$ 73,478	$ 38,499	$ 59,425	$ 137,193	$ 345	$ 831,473
October 31, 2002 (Predecessor Company)							
Property, plant and equipment, net	$196,372	$ 3,181	$ 2,652	$ 8,487	$ —	$ —	$ 210,692
Identifiable assets	$515,348	$ 70,901	$ 32,982	$ 58,698	$ 151,413	$ —	$ 829,342

18. Quarterly Financial Data (Unaudited)

The table below is presented on a calendar basis (see Note 2):

	First	Second	Third	Fourth
	(in thousands, except per share amounts)			
2004				
Operating revenues	$287,691	$303,896	$325,424	$362,897
Operating income	57,273	57,713	56,052	79,325
Net (loss) income	(51,776)	29,767	22,606	56,692
Net (loss) income per common share, basic	$ (0.75)	$ 0.43	$ 0.32	$ 0.81
Net (loss) income per common share, diluted	$ (0.75)	$ 0.40	$ 0.31	$ 0.71

The table below is presented on a one-month lag basis (see Note 2):

	First	Second	Third	Fourth
	(in thousands, except per share amounts)			
2003				
Operating revenues	$203,393	$225,951	$246,230	$263,113
Operating income	45,358	41,952	43,371	36,825
Net income	10,004	11,475	48,382	11,353
Net income per common share, basic	$ 0.17	$ 0.19	$ 0.77	$ 0.17
Net income per common share, diluted	$ 0.16	$ 0.18	$ 0.74	$ 0.16

The table below is presented on a calendar basis for 2003 (see Note 2):

Pro Forma Information				
Pro forma net income	$ 15,509	$ 16,104	$ 23,260	$ 17,280
Pro forma net income per common share, basic	$ 0.26	$ 0.26	$ 0.37	$ 0.25
Pro forma net income per common share, diluted	$ 0.24	$ 0.25	$ 0.35	$ 0.24

Significant events that occurred during the fourth quarter of 2004 are described in Notes 4, 8, 13 and 14.

The sum of the per share amounts do not equal the annual amounts due to changes in the number of weighted average number of common shares outstanding during the year.

19. Subsequent Events

Spectrum Auction. On January 10, 2005, the Mexican government began an auction for spectrum in the 806-821 MHz to 851-866 MHz frequency band. Inversiones Nextel de Mexico, a subsidiary of Nextel Mexico, participated in this auction. The spectrum auction was divided into three separate auctions: Auction 15 for Northern Mexico Zone 1, Auction 16 for Northern Mexico Zone 2 and Auction 17 for Central and Southern Mexico. The auctions were completed between February 7 and February 11. Nextel Mexico won an average of 15 MHz of nationwide spectrum, except for Mexico City, where no spectrum was auctioned off and where Nextel Mexico has licenses covering approximately 21 MHz. The corresponding licenses and immediate use of the spectrum were granted to Inversiones Nextel de Mexico

19. Subsequent Events — (Continued)

on March 17, 2005. These new licenses have an initial term of 20 years, the expected amortization period of the licenses, and are renewable thereafter for 20 years. Nextel Mexico paid an up-front fee of $3.4 million for these licenses, excluding certain annual fees.

20. Previous Restatement of Our 2002 and 2003 Financial Statements

We restated our previously issued consolidated financial statements and related footnotes as of and for the year ended December 31, 2003 and as of and for the two months ended December 31, 2002 and the ten months ended October 31, 2002, as set forth in the consolidated financial statements in our 2003 annual report on Form 10-K/A filed on March 28, 2005. We restated our consolidated financial statements to correct for the following items:

- Bookkeeping errors at our operating company in Mexico;
- Accounting for deferred tax asset valuation allowance reversals;
- Certain errors in the calculation of income taxes for financial statement purposes;
- Depreciation of handsets in Argentina; and
- Other insignificant miscellaneous adjustments.

All amounts and disclosures included in these consolidated financial statements have been updated, as appropriate, to reflect the previous restatement.

Description of Errors

We previously identified various bookkeeping errors at our operating company in Mexico. These errors originated in the third quarter of 2002 and occurred through the third quarter of 2004. The identification of these bookkeeping errors occurred as a result of our then ongoing review of Nextel Mexico's internal accounts and records in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

The nature of the errors relate to the following main areas:

- Foreign currency adjustments — Some foreign currency transaction gains and losses were double-recorded through a combination of manual entries and system-generated automatic entries recorded upon payment of U.S. dollar denominated payables;
- Accounts receivable adjustments — Periodic reconciliations between the accounts receivable subsidiary ledger and the general ledger were not performed properly. As a result, unreconciled differences related to the non-recognition of commissions expense on credit card payments, returned checks, manual adjustments and other items were classified to a current liability account, but were not reversed from the liability account upon resolution of these differences; and
- Liability accounts — Certain liability accounts contained balances that could not be supported by invoices or subsequent disbursements.

We determined the reversal of certain valuation allowances on deferred tax assets that were established at the time of our application of fresh-start accounting in 2002 were not correctly reported in our consolidated financial statements for subsequent periods. For the two-month period ended December 31, 2002 and the year ended December 31, 2003, we reversed valuation allowances which reduced the provision for income taxes. In accordance with SOP 90-7, the reversal of valuation allowances

20. Previous Restatement of Our 2002 and 2003 Financial Statements — (Continued)

established in fresh-start accounting should first reduce intangible assets existing at our emergence from reorganization until fully exhausted, followed by increases to paid-in capital.

For the two months ended December 31, 2002 and the ten months ended October 31, 2002, we identified errors in the calculation of income tax expense in Mexico for financial statement purposes. The adjustment to correct our income tax expense for this matter increases our long-lived assets as of October 31, 2002 because of the application of fresh-start accounting under SOP 90-7. As a result, we understated amortization and depreciation related to those long-lived assets for periods subsequent to the ten months ended October 31, 2002. We identified tax computational errors related to taxes payable in one of our international markets resulting in an understatement of income tax expense for the six months ended December 31, 2003. We also identified an error in the calculation of income taxes in Brazil for financial reporting purposes, resulting in an understatement of the income tax provision for the three months ended December 31, 2003.

During the monthly process to convert the operating results from accounting principles generally accepted in Argentina to accounting principles generally accepted in the United States the depreciation expense related to handsets under operating leases was erroneously omitted for financial reporting purposes for the three months ended December 31, 2003.

20. Previous Restatement of Our 2002 and 2003 Financial Statements — (Continued)

The following tables present the effects of the restatement adjustments on our previously reported consolidated statements of operations for the year ended December 31, 2003, the two months ended December 31, 2002 and the ten months ended October 31, 2002, on our previously reported consolidated balance sheets as of December 31, 2003 and 2002 and on our previously reported consolidated statement of cash flows for the two months ended December 31, 2002:

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2003			For the Two Months Ended December 31, 2002			For the Ten Months Ended October 31, 2002		
	Successor Company			Successor Company			Predecessor Company		
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
	(in thousands, except per share amounts)								
Operating revenues	$938,687	$ —	$938,687	$143,278	$ —	$143,278	$ 637,095	$ —	$ 637,095
Operating expenses									
Cost of service	240,021	—	240,021	29,929	—	29,929	164,995	—	164,995
Cost of digital handset and accessory sales	134,259	—	134,259	19,569	—	19,569	87,582	—	87,582
Selling, general and administrative	316,470	930 (a)	317,400	46,483	625 (a)	47,108	262,344	61 (a)	262,405
Impairment, restructuring and other charges	—	—	—	—	—	—	15,808	—	15,808
Depreciation	48,611	516 (b)	49,127	4,695	(1)(b)	4,694	55,758	—	55,758
Amortization	38,631	(8,257)(c)	30,374	6,380	12 (c)	6,392	9,219	—	9,219
Total operating expenses	777,992	(6,811)	771,181	107,056	636	107,692	595,706	61	595,767
Operating income	160,695	6,811	167,506	36,222	(636)	35,586	41,389	(61)	41,328
Other income (expense)									
Gain on early extinguishment of debt, net	22,404	—	22,404	—	—	—	101,598	—	101,598
Foreign currency transaction gains (losses), net	6,457	2,399 (d)	8,856	1,357	1,259 (d)	2,616	(183,136)	2,371 (d)	(180,765)
Interest expense and all other non-operating (expenses) income, net	(65,925)	—	(65,925)	(10,229)	—	(10,229)	2,023,654	775 (e)	2,024,429
Total other (expense) income	(37,064)	2,399	(34,665)	(8,872)	1,259	(7,613)	1,942,116	3,146	1,945,262
Income from continuing operations before income tax benefit (provision)	123,631	9,210	132,841	27,350	623	27,973	1,983,505	3,085	1,986,590
Income (loss) from discontinued operations, net of tax	—	—	—	19,665	—	19,665	(2,277)	—	(2,277)
Income tax benefit (provision)	49,329	(100,956)(f)	(51,627)	(4,449)	(20,425)(f)	(24,874)	(26,185)	(3,085)(f)	(29,270)
Net income	$172,960	$ (91,746)	$ 81,214	$ 42,566	$(19,802)	$ 22,764	$1,955,043	$ —	$1,955,043

20. Previous Restatement of Our 2002 and 2003 Financial Statements — (Continued)

	For the Year Ended December 31, 2003			For the Two Months Ended December 31, 2002			For the Ten Months Ended October 31, 2002		
	Successor Company			Successor Company			Predecessor Company		
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
	(in thousands, except per share amounts)								
Net income per common share, basic	$ 2.74	$ (1.45)	$ 1.29	$ 0.71	$ (0.33)	$ 0.38	$ 7.23	$ —	$ 7.23
Net income per common share, diluted	$ 2.54	$ (1.35)	$ 1.19	$ 0.67	$ (0.31)	$ 0.36	$ 7.23	$ —	$ 7.23
Weighted average number of common shares outstanding, basic	63,129	—	63,129	60,000	—	60,000	270,382	—	270,382
Weighted average number of common shares outstanding, diluted	67,987	—	67,987	63,429	—	63,429	270,382	—	270,382

The statement of operations components changed, as reflected in the "Adjustment" column above, as a result of the following restatement adjustments (in thousands):

		Successor Company		Predecessor Company
		For the Year Ended December 31, 2003	For the Two Months Ended December 31, 2002	For the Ten Months Ended October 31, 2002
(a)	*Selling, general and administrative*			
	Mexico bookkeeping errors	$ 930	$ 625	$ 61
	Net increase	$ 930	$ 625	$ 61
(b)	*Depreciation*			
	Mexico bookkeeping errors	$ (208)	$ (37)	$ —
	Argentina handset depreciation	508	—	—
	Tax provision calculation errors	216	36	—
	Net increase (decrease)	$ 516	$ (1)	$ —
(c)	*Amortization*			
	Mexico bookkeeping errors	$ (202)	$ (35)	$ —
	Release of deferred tax asset valuation allowance	(8,338)	—	—
	Tax provision calculation errors	283	47	—
	Net (decrease) increase	$ (8,257)	$ 12	$ —

20. Previous Restatement of Our 2002 and 2003 Financial Statements — (Continued)

	Successor Company		Predecessor Company
	For the Year Ended December 31, 2003	For the Two Months Ended December 31, 2002	For the Ten Months Ended October 31, 2002
(d) *Foreign currency transaction gains (losses), net*			
Mexico bookkeeping errors	$ 2,399	$ 1,259	$ 2,371
Net change	$ 2,399	$ 1,259	$ 2,371
(e) *Interest expense and all other non-operating (expenses) income, net*			
Mexico bookkeeping errors	$ —	$ —	$(2,310)
Tax provision calculation errors	—	—	3,085
Net increase	$ —	$ —	$ 775
(f) *Income tax benefit (provision)*			
Release of deferred tax asset valuation allowance, Mexico bookkeeping errors and other	$ (97,011)	$(17,260)	$ —
Tax provision calculation errors	(3,945)	(3,165)	(3,085)
Net increase	$(100,956)	$(20,425)	$(3,085)

20. Previous Restatement of Our 2002 and 2003 Financial Statements — (Continued)

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2003			As of December 31, 2002		
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
			(in thousands)			
ASSETS						
Current deferred income taxes, net	$ 38,312	$ 2,785 (g)	$ 41,097	$ —	$ —	$ —
Current assets, excluding current deferred income taxes, net	606,229	(572) (h)	605,657	395,603	—	395,603
Property, plant and equipment, net	368,561	(127) (i)	368,434	230,208	390 (i)	230,598
Intangible assets, net	193,976	(108,158) (j)	85,818	200,098	(17,834) (j)	182,264
Other assets	27,430	—	27,430	23,008	—	23,008
Total assets	$1,234,508	$(106,072)	$1,128,436	$848,917	$(17,444)	$831,473
LIABILITIES AND STOCKHOLDERS' EQUITY						
Accounts payable, accrued expenses and other	$ 195,549	$ 5,624 (k)	$ 201,173	$176,736	$ 3,307 (k)	$180,043
Other current liabilities	51,988	—	51,988	75,528	—	75,528
Deferred income taxes, net	—	—	—	4,387	(949) (l)	3,438
Other long-term liabilities	657,505	—	657,505	500,852	—	500,852
Total liabilities	905,042	5,624	910,666	757,503	2,358	759,861
Stockholders' equity						
Common stock	69	—	69	60	—	60
Paid-in capital	164,705	—	164,705	49,138	—	49,138
Retained earnings	215,526	(111,548) (m)	103,978	42,566	(19,802) (m)	22,764
Accumulated other comprehensive loss	(50,834)	(148) (n)	(50,982)	(350)	—	(350)
Total stockholders' equity	329,466	(111,696)	217,770	91,414	(19,802)	71,612
Total liabilities and stockholders' equity	$1,234,508	$(106,072)	$1,128,436	$848,917	$(17,444)	$831,473

20. Previous Restatement of Our 2002 and 2003 Financial Statements — (Continued)

The balance sheet components changed, as reflected in the "Adjustment" column above, as a result of the following restatement adjustments (in thousands):

		As of December 31, 2003	As of December 31, 2002
(g)	*Current deferred income taxes, net*		
	Release of deferred tax asset valuation allowance, Mexico bookkeeping errors and other	$ 2,785	$ —
	Net increase	$ 2,785	$ —
(h)	*Current assets, excluding current deferred income taxes, net*		
	Mexico bookkeeping errors	$ (572)	$ —
	Net decrease	$ (572)	$ —
(i)	*Property, plant and equipment, net*		
	Mexico bookkeeping errors	$ (907)	$ (1,117)
	Argentina handset depreciation	(508)	—
	Tax provision calculation errors	1,288	1,507
	Net (decrease) increase	$ (127)	$ 390
(j)	*Intangible assets, net*		
	Mexico bookkeeping errors	$ (916)	$ (1,118)
	Release of deferred tax asset valuation allowance	(108,453)	(18,211)
	Tax provision calculation errors	1,211	1,495
	Net decrease	$(108,158)	$(17,834)
(k)	*Accounts payable, accrued expenses and other*		
	Mexico bookkeeping errors	$ (4,572)	$ (2,944)
	Tax provision calculation errors	10,196	6,251
	Net increase	$ 5,624	$ 3,307
(l)	*Deferred income taxes, net*		
	Release of deferred tax asset valuation allowance, Mexico bookkeeping errors and other	$ —	$ (949)
	Net decrease	$ —	$ (949)
(m)	*Retained earnings*		
	Mexico bookkeeping errors	$ 2,585	$ 706
	Release of deferred tax asset valuation allowance, tax impact of Mexico bookkeeping errors and other	(105,932)	(17,260)
	Argentina handset depreciation	(508)	—
	Tax provision calculation errors	(7,693)	(3,248)
	Net decrease	$(111,548)	$(19,802)

20. Previous Restatement of Our 2002 and 2003 Financial Statements — (Continued)

	As of December 31, 2003	As of December 31, 2002
(n) *Accumulated other comprehensive loss*		
Mexico bookkeeping errors	$ (413)	$ —
Release of deferred tax asset valuation allowance and other	267	—
Argentina handset depreciation	(2)	—
Net increase	$ (148)	$ —

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Two Months Ended December 31, 2002		
	As Reported	Adjustment	As Restated
		(in thousands)	
Net cash provided by operating activities	$ 24,839	$(266)	$ 24,573
Net cash used in investing activities	(25,014)	266	(24,748)
Net cash provided by financing activities	—	—	—

NII HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions and Other Adjustments(1)	Balance at End of Period
Year Ended December 31, 2004 (Successor Company)				
Allowance for doubtful accounts	$ 9,020	$ 13,041	$ (13,916)	$ 8,145
Allowance for inventory	$ 5,439	$ 2,953	$ 715	$ 9,107
Valuation allowance for deferred tax assets	$374,879	$ 124,398	$(245,243)	$254,034
Year Ended December 31, 2003 (Successor Company)				
Allowance for doubtful accounts	$ 7,143	$ 7,179	$ (5,302)	$ 9,020
Allowance for inventory	$ 5,538	$ 1,716	$ (1,815)	$ 5,439
Valuation allowance for deferred tax assets	$428,294	$ 16,211	$ (69,626)	$374,879
Two Months Ended December 31, 2002 (Successor Company)				
Allowance for doubtful accounts	$ 10,659	$ 634	$ (4,150)	$ 7,143
Allowance for inventory	$ 5,669	$ 149	$ (280)	$ 5,538
Valuation allowance for deferred tax assets	$738,122	$ 13,753	$(323,581)	$428,294
Ten Months Ended October 31, 2002 (Predecessor Company)				
Allowance for doubtful accounts	$ 24,277	$ 17,484	$ (31,102)	$ 10,659
Allowance for inventory	$ 9,370	$ 3,884	$ (7,585)	$ 5,669
Valuation allowance for deferred tax assets	$787,556	$(158,191)	$ 108,757	$738,122
Accrued restructuring charges	$ 406	$ 7,933	$ (8,339)	$ —

(1) Includes the impact of foreign currency translation adjustments and, for the two months ended December 31, 2002, the elimination of amounts related to Nextel Philippines.

EXHIBIT INDEX

For periods before December 21, 2001, references to NII Holdings, Inc. refer to Nextel International, Inc. the former name of NII Holdings. All documents referenced below were filed pursuant to the Securities Exchange Act of 1934 by NII Holdings, file number 0-32421, unless otherwise indicated.

Exhibit Number	Exhibit Description
2.1	Revised Third Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code for NII Holdings and NII Holdings (Delaware), Inc. (incorporated by reference to Exhibit 2.1 to NII Holdings' Form 8-K, filed on November 12, 2002).
3.1	Amended and Restated Certificate of Incorporation of NII Holdings (incorporated by reference to Exhibit 3.1 to NII Holdings' Form 10-Q, filed on May 7, 2004).
3.2	Amended and Restated Bylaws of NII Holdings (incorporated by reference to Exhibit 3.2 to NII Holdings' Form 10-K, filed on March 12, 2004).
4.1	Indenture governing our 3½% convertible notes due 2033, dated as of September 16, 2003, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.1 to NII Holdings' Form S-3, File No. 333-110980, filed on December 5, 2003).
4.2	Form of Indenture governing our 2⅞% convertible notes due 2034, dated as of January 30, 2004, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.5 to NII Holdings' Form 10-K, filed on March 12, 2004).
10.1	Form of Subscriber Unit Purchase Agreement, dated as of July 20, 2002, by and between Motorola, Inc. and Multifon, S.A. de C.V. (incorporated by reference to Exhibit 10.1 to NII Holdings' Form 10-K, filed on March 12, 2004).
10.2	Subscriber Unit Purchase Agreement, dated July 23, 1999, by and between Motorola, Inc. and Nextel del Peru, S.A. (incorporated by reference to Exhibit 10.44 to NII Holdings' Form 10-K, filed on March 30, 2000).
10.3	Form of Subscriber Unit Purchase Agreement, dated as of July 2, 2001, by and between Motorola Industrial Ltda. and Nextel Telecomunicacoes Ltda. (incorporated by reference to Exhibit 10.3 to NII Holdings' Form 10-K, filed on March 12, 2004).
10.4	Subscriber Unit Purchase Agreement, dated as of September 7, 1999, by and between Motorola Industrial LTDA and NII Holdings (incorporated by reference to Exhibit 10.39 to NII Holdings' Form 10-K, filed on March 30, 2000).
10.5	Subscriber Unit Purchase Agreement, dated as of September 7, 1999, by and between Motorola, Inc. and NII Holdings (incorporated by reference to Exhibit 10.40 to NII Holdings' Form 10-K, filed on March 30, 2000).
10.6	Form of iDEN Infrastructure Equipment Supply Agreement dated August 14, 2000 by and between NII Holdings, Motorola, Inc. and each of Nextel Telecommunicacoes Ltda., Nextel Argentina S.R.L., Nextel de Mexico, S.A. de C.V., Nextel del Peru, S.A. and Nextel Communications Philippines, Inc. (incorporated by reference to Exhibit 10.2 to NII Holdings' Form 8-K, filed on December 22, 2000).
10.7	Form of iDEN Installation Services Agreement, dated August 14, 2000 by and between NII Holdings, Motorola, Inc. and each of Nextel, Telecomunicações Ltda., Nextel Argentina S.R.L., Nextel de Mexico, S.A. de C.V., Nextel del Peru, S.A. and Nextel Communications Philippines, Inc. (incorporated by reference to Exhibit 10.1 to NII Holdings' Form 8-K, filed on December 22, 2000).
10.8	Third Amended and Restated Trademark License Agreement, dated as of November 12, 2002, between Nextel Communications, Inc. and NII Holdings (incorporated by reference to Exhibit 10.12 to NII Holdings' Form S-1, File No. 333-102077, filed on December 20, 2002).

Exhibit Number	Exhibit Description
10.9	Amendment 003 to iDEN Infrastructure Equipment Supply Agreement, dated December 7, 2001, between NII Holdings, Motorola, Inc., Nextel Argentina, S.A., Nextel Telecomunicações Ltda., Comunicaciones Nextel de México, S.A. de C.V., Nextel del Peru S.A. and Nextel Communications Philippines, Inc. (incorporated by reference to Exhibit 10.48 to NII Holdings' Form 10-K, filed on March 29, 2002).
10.10	Amendment 003 to iDEN Subscriber Supply Agreement, dated December 10, 2001, between NII Holdings and Motorola, Inc. (incorporated by reference to Exhibit 10.51 to NII Holdings' Form 10-K, filed on March 29, 2002).
10.11	Form of Amendment 005 to iDEN Infrastructure Supply Agreement, dated as of December 15, 2004, between NII Holdings, Motorola, Inc. and each of Nextel Telecommunicacoes Ltda., Nextel Argentina S.R.L., Comunicaciones Nextel de Mexico, S.A. de C.V. and Nextel del Peru, S.A. (filed herewith).
10.12	Registration Rights Agreement, as of November 12, 2002, between NII Holdings and Eligible Holders (incorporated by reference to Exhibit 10.19 to NII Holdings' Form S-1, File No. 333-102077, filed on December 20, 2002).
10.13*	Management Incentive Plan, dated as of November 12, 2002 (incorporated by reference to Exhibit 99.1 to NII Holdings' Registration Statement on Form S-8, filed on November 12, 2002).
10.14	Standstill Agreement, dated as of November 12, 2002, among NII Holdings, Nextel Communications, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.21 to NII Holdings' Form S-1, File No. 333-102077, filed on December 20, 2002).
10.15	Spectrum Use and Build Out Agreement, dated as of November 12, 2002 (incorporated by reference to Exhibit 10.22 to NII Holdings' Form 10-K, filed on March 27, 2003).
10.16	Registration Rights Agreement related to our 3½% convertible notes due 2033, dated as of September 16, 2003, by and between NII Holdings, Inc. and Morgan Stanley & Co. Incorporated on behalf of the initial purchasers (incorporated by reference to Exhibit 4.2 to NII Holdings' Form S-3, File No. 333-110980, filed on December 5, 2003).
10.17	Form of Registration Rights Agreement related to our 2⅞% convertible notes due 2034, dated as of January 27, 2004, by and between NII Holdings, Inc. and Banc of America Securities LLC as the initial purchaser (incorporated by reference to Exhibit 10.24 to NII Holdings' Form 10-K, filed on March 12, 2004).
10.18*	Form of NII Holdings, Inc. Change of Control Severance Plan (incorporated by reference to Exhibit 10.26 to NII Holdings' Form 10-K, filed on March 12, 2004).
10.19*	2004 Incentive Compensation Plan (incorporated by reference to Exhibit 4.1 to NII Holdings' Form S-8, File No. 333-117394, filed on July 15, 2004).
10.20	Form of Credit Agreement, dated as of October 27, 2004, by and between Communicaciones Nextel de Mexico, S.A. de C.V., the banks named therein as lenders, Citibank, N.A., Citigroup Global Markets, Inc. and Scotiabank Inverlat, S.A. (incorporated by reference to Exhibit 10.1 to NII Holdings' Form 10-Q, filed on November 15, 2004).
12.1	Ratio of Earnings to Fixed Charges (filed herewith).
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to NII Holdings' Form 10-K, filed on March 12, 2004).
18.1	Preferability Letter of PricewaterhouseCoopers LLP (filed herewith).
21.1	Subsidiaries of NII Holdings' (incorporated by reference to Exhibit 21.1 to NII Holdings Form 10-K, filed on March 12, 2004).
23.1	Consent of PricewaterhouseCoopers LLP (filed herewith).
23.2	Consent of Deloitte & Touche LLP (filed herewith).
31.1	Statement of Chief Executive Officer Pursuant to Rule 13a-14(a) (filed herewith).
31.2	Statement of Chief Financial Officer Pursuant to Rule 13a-14(a) (filed herewith).

Exhibit Number	Exhibit Description
32.1	Statement of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 (filed herewith).
32.2	Statement of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 (filed herewith).

* Indicates Management Compensatory Plan.